07021566


st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

27 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B;
- Dates – Financial Results and Interim Dividend;
- Appendix 3Y;
- ASIC Form 604 – St.George Bank Limited;
- ASIC Form 604 – Ascalon;
- New Euro Benchmark Oversubscribed;
- Appendix 3B; and
- CPS Declaration of Dividend.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 2,330,709 2. 937 3. 42,179 4. 2,736 5. 12,592 6. 2,539
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. $32.33 2, 3, 4 & 6 Nil. 5. $20.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Dividend Reinvestment Plan. 2, 3, 4 & 6. Awards issued under the St.George Bank Executive Performance Share Plan. 5. Shares issued under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 19 December 2006 2. 15 December 2006 3. 22 December 2006 4. 29 December 2006 5. 22 December 2006 6. 4 January 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
530,218,406	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
3,644	Redeemable
	Preference Borrower
246,317	Shares
	Redeemable
5	Preference
90,000	Depositor Shares
	Perpetual Notes
	Floating Rate
40,000	Transferable Deposits
	due 8 April 2011
	Fixed Rate
	Transferable Deposits
	due 8 April 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 04/01/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dates - Financial Results & Interim Dividend**
Date Sent:	10 January 2007

Financial Results

St.George Bank will announce its financial results for 2007 as follows:

Interim financial results, for year ended 31 March 2007, on Tuesday, 1 May 2007; and

Full year financial results, for the year ended 30 September 2007, on Wednesday, 31 October 2007.

Interim Dividend

Dates for the Bank's shareholder calendar are as follows:

Ex-dividend trading date for interim ordinary share dividend is Wednesday, 13 June 2007;

Record date for interim ordinary share dividend is Tuesday, 19 June 2007; and

Payment of interim ordinary share dividend will be Tuesday, 3 July 2007.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul D R Isherwood
Date of last notice	22 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 15,519 shares (fully paid ordinary) Indirect: 16,481 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint holding with spouse as trustee for the PDRI Super Fund.
Date of change	9 January 2007.
No. of securities held prior to change	28,613 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Class	Fully paid ordinary.
Number acquired	3,387 shares (fully paid ordinary)
Number disposed	Nil.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,000 - $32.58 per ordinary share 1,387 - $32.48 per ordinary share
No. of securities held after change	32,000 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	3,387 ordinary shares acquired on-market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aurora Buy-Write Income Trust

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: St.George Bank Limited

ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on 13/12/2006

The previous notice was given to the company on 12/07/2006

The previous notice was dated 12/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units-	657,364	42.27	637,534	40.08
Fully Paid				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/12/06	St.George Bank	Redemption of units	$217,993.17	19,830	19,830
	Limited			Ord. Units	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
St.George	RBC Dexia Investor		Ordinary Units-	637,534	637,534
Bank Ltd	Services Australia		Fully Paid		
	Nominees Pty Ltd				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Secretary

sign here date 11/ 01 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Aurora Buy-Write Income Trust

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: Ascalon companies (See Annexure "A")

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on 13/12/2006

The previous notice was given to the company on 12/07/2006

The previous notice was dated 12/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units-	657,364	42.27	637,534	40.08
Fully Paid				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/12/06	Ascalon	Redemption of units	$217,993.17	19,830	19,830
	companies			Ord. Units	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ascalon	RBC Dexia Investor		Ordinary Units-	637,534	637,534
companies	Services Australia		Fully Paid		
	Nominees Pty Ltd				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ascalon Capital Managers	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations + Services Pty Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here date 11/ 01 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of change of interests of substantial holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN/ARSN (as applicable)	Address
Ascalon Operations and Services Pty Limited as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 11 January 2007


st.george

news release

12 January 2007

NEW ST.GEORGE EURO BENCHMARK OVERSUBSCRIBED

On 11 January 2007 in London, St.George Bank Limited priced a new EUR 500 million benchmark issue of floating rate notes (FRNs) with a term of 3 years. The FRNs will offer investors a return of three month EURIBOR plus 8 basis points. The FRNs will be settled on 29 January 2007 and will mature on 29 January 2010. Deutsche Bank and UBS Investment Bank acted as Joint Lead Managers for the transaction, which refinances a EUR 500 million maturity.

The issue met strong demand from a broad range of investors throughout Europe, particularly Germany and France.

St.George is rated A+ by Standard & Poor's, A1 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact:

Jeff Sheehan
General Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	393.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Awards issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 January 2007.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
530,218,799	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
3,200	Redeemable Preference Borrower Shares
225,080	Redeemable Preference Depositor Shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

+ See chapter 19 for defined terms.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 18/01/07

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


st.george
TM

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	29 January 2007

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $0.9158 per CPS to be paid 20 February 2007 with a record date for determination of entitlements of 5 February 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

27 February 2007

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.


RECEIVED
2007

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B;
- Declaration of Dividend for St.George Bank SAINTS;
- Declaration of Dividend – Step-Up Preference Shares (SPS);
- The Rock Building Society forms Alliance with St.George;
- CPS Allotment and Dividend Rate;
- Chairman's Address to AGM;
- Managing Director's Presentation to AGM;
- AGM – Resolutions Passed;
- Appendix 3B;
- Dividend Reinvestment Plan;
- Appendix 3Y;
- Appensix 3Y;
- Appendix 3Y; and
- Appendix 3Y.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 72,436 2. 86,563 3. 219,849
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. Nil. 2. 20,029 - $18.16 per share. 31,866 - $20.40 per share. 34,668 - $21.70 per share. 3. $33.89 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Awards issued under the St.George Bank Executive Performance Share Plan. 2. Shares issued under the St.George Bank Executive Option Plan. 3. Shares issued under the St.George Bank Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 & 2. 24 November 2006 3. 17 November 2006

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
527,826,685	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,644	Redeemable Preference Borrower Shares
246,317	
5	Redeemable Preference Depositor Shares
90,000	Perpetual Notes
40,000	Floating Rate Transferable Deposits due 8 April 2011
	Fixed Rate Transferable Deposits due 8 April 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 01/12/06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SAINTS**
Date Sent:	6 December 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.3598 per SAINTS to be paid on 20 February 2007 with a record date for determination of entitlements of 5 February 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george
TM

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend** **STEP-UP PREFERENCE SHARES (SPS)**
Date Sent:	6 December 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.3157 per SPS to be paid on 20 February 2007 with a record date for determination of entitlements of 5 February 2007. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


The Rock
Good people with money


st.george
Good with people. Good with money.

news release

5 December 2006

The Rock Building Society forms alliance with St.George

The Rock Building Society has formed an alliance with St.George Bank that will deliver new products and services to its customer base. The agreement will give The Rock's customers access to full service banking, including commercial and institutional business banking products.

Chief Executive Officer, Derek Lightfoot, said The Rock's market strategy recognises the need to align with a partner of similar cultural values that will support both its retail and commercial growth objectives.

"St.George, with a strong product suite and specialised financial services expertise, is well positioned to partner The Rock," Mr Lightfoot said.

"The agreement will enable us to build stronger relationships with our business customers by offering them additional products and specialist capabilities within a short time frame."

Recognising the increasing complexity and regulation associated with the financial services industry, the alliance provides the Rock with a cost-effective model to deliver a broader range of specialised banking solutions to customers, drive operational efficiencies and strengthen its risk management capabilities.

Ends

For further information contact:

The Rock – Derek Lightfoot (07) 4931 5503
St.George Bank Corporate Relations – Lara Daniels 0419 226 449



St.George Bank Limited
ABN 92 055 513 070
4-16 Montgomery Street
Kogarah NSW 2217
Telephone (02) 9236 1111
www.stgeorge.com.au

19 December 2006

Companies Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000
AUSTRALIA

Dear Sir/Madam

ST.GEORGE BANK LIMITED (ASX: SGB)
ALLOTMENT OF 3.25M CPS

Attached are the following materials in respect of St.George Bank Limited's Converting Preference Shares (CPS) that are due to commence trading on a deferred settlement basis under ASX code 'SGBPD' tomorrow:

- Media release, confirming the final number of CPS allotted, allocation policy, dividend rate for the first dividend payment and Maximum Conversion Number;
- Advertisement, detailing the allocation policy, Issue Share Price and Maximum Conversion Number, to be published in tomorrow's newspapers;
- Distribution schedule of CPS holders; and
- Schedule of the largest 20 registered CPS holders.

Yours faithfully

Michael Bowan
Company Secretary


st.george

19 December 2006

news release

ST.GEORGE'S CPS TO COMMENCE TRADING ON ASX TOMORROW

St.George Bank Limited (St.George) announces that the offer of St.George Converting Preference Shares (CPS) has completed today. As a result 3.25 million CPS were issued today for $100 each, raising $325 million in total (before expenses).

Allocation policy

As a result of the large number of applications received under the securityholder offer, it has been necessary for St.George to scale-back these applications. The allocation policy is as follows:

- **Application** / **Allocation**

Application	Allocation
50-100 CPS	100% of application
101-200 CPS	100 CPS plus 63% of CPS applied for between 101-200 CPS
201+ CPS	163 CPS (100 + 63) plus **NO** CPS applied for over 200 CPS

  All fractions are rounded DOWN to the nearest whole CPS;

- Applications to the broker firm offer have been accepted in full, subject to the size of each broker's overall firm allocations; and
- Successful institutional applicants have been advised of their allocations.

CPS issued to the St.George directors and their associates

The total number of CPS issued to the St.George directors and their associates in aggregate is 6,000. This represents 0.18% of the CPS issued.

Holding statements

A CHESS allotment confirmation notice or issuer sponsored holding statement, which contains the number of CPS issued to each successful applicant, will be dispatched to each CPS holder by 21 December 2006. Any refund money will also be dispatched by this date.

Any holder wishing to trade their CPS prior to receiving their holding statement is responsible for confirming their holding prior to trading by checking with their broker, or contacting the **St.George InfoLine on 1800 804 457**. Holders who sell their CPS before receiving their holding statements do so at their own risk.

Trading on ASX

It is expected that CPS will begin trading on a deferred settlement basis on ASX tomorrow at 10:05am under the ASX code 'SGBPD'. Trading on a normal settlement basis is expected to commence on 22 December 2006.

First dividend payment

Based on the bank bill swap rate for the first dividend period of 6.3800% per annum, the dividend rate for the first dividend payment (to be made on 20 February 2006) will be 5.3060% per annum fully franked.

Maximum Conversion Number

The Maximum Conversion Number has been set at 6.1181 St.George ordinary shares per CPS. This number is based on the Issue Share Price, which has been calculated as $32.69.

For details on the calculation of these numbers and how they affect CPS—see the Terms of Issue set out in the Prospectus which is available online at www.stgeorge.com.au/about/investor.

For further information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Investor Relations Manager
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

Important notice to all CPS applicants

St.George Bank Limited is pleased to announce that the offer of St.George Converting Preference Shares (CPS) closed oversubscribed on 18 December 2006. 3,250,000 CPS were issued on 19 December 2006 for $100 each, raising a total of $325 million.

Allocation of CPS

As a result of the large number of applications received under the securityholder offer, it has not been possible to allocate to all eligible securityholder applicants the full amount of CPS that they applied for.

Accordingly, as foreshadowed in the prospectus, certain applications made under the securityholder offer will be scaled back by St.George. The allocation policy is described below:

Application	Allocation
50-100 CPS	100% of application
101-200 CPS	100 CPS plus 63% of CPS applied for between 101-200 CPS
201+ CPS	163 CPS (100 + 63) plus NO CPS applied for over 200 CPS

  All fractions are rounded DOWN to the nearest whole CPS;
- Applications to the broker firm offer have been accepted in full, subject to the size of each broker's overall firm allocation; and
- Successful institutional applicants have been advised of their allocations.

Trading on ASX

It is expected that CPS will begin trading on a deferred settlement basis on ASX today at 10.05am under the code 'SGBPD'. Trading is expected to commence on a normal settlement basis on 22 December 2006.

Holding statements and refund cheques

CHESS allotment advices and issuer sponsored holding statements, which contain the number of CPS issued to each successful applicant, will be dispatched to CPS holders by 21 December 2006. Any holder wishing to trade their CPS prior to receiving their allotment advice or holding statement is responsible for confirming their holding prior to trading, by checking with their broker or contacting the **St.George InfoLine on 1800 804 457**. Holders who sell their CPS before receiving their holding statements do so at their own risk. Refund cheques will also be dispatched to all applicants who have received less than the number of CPS that they applied for (in accordance with the allocation policy referred to above) by 21 December 2006.

Maximum Conversion Number

The Maximum Conversion Number has been set at 6.1181 St.George ordinary shares per CPS. This number is based on the Issue Share Price, which has been calculated as $32.69. As detailed in the Prospectus, the Issue Share Price is based on the volume weighted average price of St.George ordinary shares traded between 21 November 2006 and 18 December 2006, inclusive.

For details of how the Maximum Conversion Number and Issue Share Price affect the CPS - see the Terms of Issue set out in the prospectus which is available online at **www.stgeorge.com.au/about/investor**.

St.George InfoLine 1800 804 457
Monday to Friday (8.30am-5.30pm)


st.george

Good with people. Good with money.

Distribution schedule of holders

Range of holding	No. of holders	No. of CPS
1-1,000	8,028	1,294,184
1,001-5,000	157	367,698
5,001-10,000	13	98,220
10,001-100,000	28	874,724
100,001+	4	615,174
Total	**8,230**	**3,250,000**

Schedule of 20 largest holders

Rank	Name	No. of CPS	% of total CPS issued
1	J P Morgan Nominees Australia Limited	219,900	6.77
2	UBS Nominees Pty Ltd	145,000	4.46
3	ANZ Nominees Limited <Cash Income A/C>	144,218	4.44
4	UBS Wealth Management Australia Nominees Pty Ltd	106,056	3.26
5	Goldman Sachs JBWere Capital Markets Ltd <Hybrid Portfolio A/C>	85,000	2.62
6	RBC Dexia Investor Services Australia Nominees Pty Limited <JBENIP A/C>	85,000	2.62
7	Grant Thornton Investment Management (Vic) Pty Ltd	83,138	2.56
8	National Nominees Limited	51,899	1.60
9	ANZ Executors & Trustee Company Limited	45,000	1.38
10	Manassen Holdings Pty Ltd	42,500	1.31
11	Citicorp Nominees Pty Limited	41,163	1.27
12	ANZ Securities (Nominee) Pty Limited <Nominee A/C>	40,000	1.23
13	UCA Cash Management Fund Ltd	35,000	1.08
14	The Australian National University	30,000	0.92
15	Secure Investments FIB Pty Ltd	29,200	0.90
16	Citicorp Nominees Pty Limited <CFSIL CFS WS ENH Yield A/C>	27,000	0.83
17	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	24,041	0.74
18	RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	20,313	0.63
19	Perpetual Trustees Consolidated Limited <Alliance A/C>	20,200	0.62
20	Invia Custodian Pty Limited <Best Superannuation P/L A/C>	20,163	0.62
Total		**1,294,791**	**39.84**

Chairman's Address
Annual General Meeting - 20 December 2006

Introduction and Welcome

Welcome to St.George's Annual General Meeting for the year ended 30th September 2006. I am pleased to report another outstanding result for the Group – the product of substantial investment in the business, a consistent organic growth strategy and the commitment of St.George's people.

Results Summary

The profit available to ordinary shareholders was $1,026 million, representing a 14.5 per cent increase on last year.

We achieved our sixth straight year of double-digit earnings per share growth with an increase of 13.1 per cent.

These figures, including prior year comparatives, are all based on new international accounting standards. Under previous accounting standards, earnings per share before goodwill amortisation and significant items increased by 10.3 per cent in accordance with our stated target.

The results allowed the directors to announce a fully-franked final dividend of 77 cents per share, with the total dividend for the full year rising 10.2 per cent to $1.51. This continues the trend of rewarding shareholders in line with the earnings growth of the Group with just over a 132 per cent increase in dividends since 2001. The dividend was paid yesterday, Tuesday the 19th of December.

As indicated in the Concise Annual Report, the Dividend Reinvestment plan will continue to operate for those shareholders that wish to participate.

The results are particularly pleasing this year given the intense competitive environment and the difficult NSW economy in which we have a large part of our operations.

Capital Management

As part of a global initiative known as Basel II, from January 2008, there will be new arrangements in place governing the amount of regulatory capital required of banks. This regime will provide a more sophisticated means of determining how much regulatory capital is required for each financial institution and should be beneficial to the Group in the long term.

The Bank has applied to the Australian Prudential Regulation Authority (APRA) to use the advanced measurement approaches for Credit Risk and Operational Risk. Final accreditation will be subject to satisfying APRA's requirements.

There were several capital management initiatives throughout the year. In February, we completed an off market buyback of $300 million worth of ordinary shares. In addition, $300 million worth of PRYMES were converted into ordinary shares during the year. Residential loan receivables worth eight billion dollars were securitised through the Crusade Securitisation Program. An amount of $186 million in capital has

been raised by issuing 6.5 million ordinary shares under the Bank's Dividend Reinvestment Plan.

In June an innovative Tier-1 capital instrument was issued to raise $150 million. This was followed yesterday by a $325 million non-innovative Tier-1 capital issue. This is the first new non-innovative Tier-1 capital issue of its type in the market. The instrument was heavily oversubscribed with St.George security holders allotted $75 million of the total issue.

Sell Back Rights

The Full Federal Court hearing on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when granted was held on 12 November 2004. In August 2005, the Full Federal Court held that affected shareholders should not be taxed on the value of the Sell Back Rights. In September 2005, the Commissioner of Taxation appealed against the decision of the Full Federal Court. This appeal was heard by the High Court of Australia on 14 June 2006. The decision of the High Court of Australia on this matter is expected shortly. We will inform shareholders when the decision is received and we will also provide information regarding any actions that may be required in the light of the decision.

Transactions

A number of transactions were completed throughout the year. In August, the Group acquired the margin lending assets of HSBC Bank Australia. This portfolio had lending receivables of around $398 million, which contributed to the increase in our margin loan book to $2.6 billion.

In March 2006, the Bank disposed of 15 million shares it held in Ascalon Capital Managers Limited ("Ascalon") to Kaplan Equities Limited ("Kaplan"). A profit after tax of $8 million was recognised on sale. Ascalon holds investments in six boutique fund managers. Following the sale, St.George and Kaplan each have a 50% equity interest in Ascalon. The transaction enables Ascalon to increase its working capital and provides an opportunity for both parties to work together to expand the Ascalon business.

In August, the Bank announced it would cease its supermarket banking venture in New Zealand with Foodstuffs. By 30 September 2006, the Bank completed the sale of its loan portfolio and repayment or transfer of depositor accounts related to this venture. This allows the Group to focus more on the growth of the retail and commercial banking businesses in Australia, including the growing markets of Queensland and Western Australia.

Sale and leaseback transactions have become a common feature of capital management in recent years. In September, the Group completed the sale and leaseback of both St.George premises at Kogarah and its BankSA Head Offices. These transactions allow the Bank to more efficiently deploy its capital and focus on core activities.

International Accounting Standards

You will have noticed from the Concise and Full Financial Annual Reports that the Bank has moved to the new Australian equivalents to International Financial Reporting Standards (AIFRS) as the basis for its accounting.

This transition has led to changes in the determination of reported profits and more significant changes to the balance sheet, particularly with securitised loans being included in the balance sheet.

Special care must be taken when comparing the Group's current year result to last year's comparative figures contained in the audited financial statements as comparative figures have not been adjusted for international accounting standards dealing with financial instruments. To assist shareholders in assessing the underlying performance of St.George compared to 30 September 2005, comparatives in the Shareholder Friendly Financials Section of the Concise Annual Report have been adjusted for all AIFRS standards.

Partnership with IBM

There has been some debate recently regarding companies 'offshoring' parts of their businesses. We appreciate that this is a sensitive issue and I would like to address this matter.

St.George is a proud Australian company and a major employer, which plays an important role in the Australian economy and the wider community. We currently employ over 8,500 Australians and over the past five years alone, we have increased our staff numbers by over 1,000. (We expect to continue to grow our workforce in Australia).

You have our assurance that every permanent employee of St.George who is being impacted by offshoring has been guaranteed a position with the Group on equivalent terms and conditions, if they wish to take it. Looking after our staff is a key priority for St.George and later in the meeting our Managing Director Gail Kelly will provide you with information on an enhanced range of benefits that we are delivering to our people.

For a number of years the Group has outsourced a range of functions including printing and property facilities management to outside suppliers who are better placed to deliver the relevant products and services. The Group's partnership with IBM has been established in the context of a strategic review, which determined that IBM have strong expertise in some aspects of back office processing. Our review indicates that St.George will benefit from this partnership through both improved service quality for our customers and enhanced productivity.

A key consequence of this partnership with IBM is that St.George is able to focus even more strongly on growing and developing our customer facing activities and effectively addressing an increasingly competitive Australian banking market, where a number of participants are large institutions with operations in many countries. Many, both Australian and international companies, already have outsourcing partnerships in place delivering scale in IT and business processes.

This point about being competitive really matters. In this highly and increasingly competitive environment, the long-term survival of our bank requires that we look at, and if necessary adopt, initiatives of this type. This is a reality of our situation.

At St.George, we are committed to increasing the number of relationship managers, residential lenders, business bankers, financial planners, branch staff and customer service specialists across our business. We are similarly committed to providing the leadership, management and technical training to support staff in these highly skilled roles.

We are also committed to retaining our customer service call centres in Australia. We have over 750 people in our call centres, based primarily in Kogarah and Parramatta, and we have during 2006 been awarded two significant Call Centre of the Year awards.

With regard to data security, shareholders can be assured that customer data records are absolutely secure. This is a key aspect of our role as a bank and we take it very seriously and have strict security standards and policies in place to protect all customers. The arrangements with IBM comply with all Australian privacy laws. In accordance with these laws, IBM is required by St.George to comply with exactly the same standards of data security and data protection provided in the Australian privacy laws that apply to St.George. The Bank has also taken extra security steps beyond what is required by Australia's privacy laws to ensure that any customer data handled by IBM is treated with the same, or an even greater level of confidentiality, security and sensitivity as it is by St.George in Australia. All central customer records are securely held in Australia. We would never undertake any measure that compromises our customers' data.

Again, I reiterate that St.George is a proud and growing Australian company and we will continue to look after our people. This includes ensuring that any permanent employees impacted by offshoring are guaranteed a position with equivalent entitlements, if they wish to take it.

Outlook

The Australian economy grew solidly over the past year, supported by the resources boom, strong business investment and a healthy labour market. New South Wales and South Australia grew more slowly than resource intensive regions. Growth in these states is expected to remain below the national average, although St.George expects these economies to remain resilient.

The Group anticipates the banking environment will remain highly competitive, but we believe that St.George has never been in a stronger position. This year we celebrated passing $100 billion in assets, we have a sound strategy and management team, and we have room to grow in both new and existing markets. Assuming a reasonably robust economic environment, the outlook for the Bank is for continued strong performance in 2007 and 2008. We have started the new financial year well and remain on track for our targets of 10 per cent earnings per share growth for 2007 and 2008.

St.George Foundation

I would like to briefly discuss the St.George Foundation. The Foundation assists children in need across Australia and last year it provided $1.2 million in grants. I would like to take this opportunity to thank all shareholders who generously donated a proportion of their dividends to the Foundation during the year. (I do however note that the number of shareholders currently donating is still quite small, at 175 for a total of $42,000). As a Governor of the Foundation, I know how much these children and the various charities that assist them, value our support and I encourage all shareholders to support this worthy cause.

Thanks to Shareholders and St.George staff

On behalf of the Directors, I would like to recognise the contribution of our Managing Director, Mrs Gail Kelly, her executive team and all the staff of St.George Bank for another outstanding result. I would also like to extend my thanks to the Bank's shareholders for their continued support and I wish you all a very safe and enjoyable festive season.

Annual General Meeting

20 December 2006

John Thame
Chairman


st.george

Agenda

Welcome

Results

Shareholder issues

Conclusion


st.george

Profit result – FY06

	Sep-06	Sep-05	Change %
Cash profit*	$1,026m	$896m	14.5
Earnings per share*	195.8¢	173.1¢	13.1
Dividend	151¢	137¢	10.2


st.george

*Cash AIFRS excludes hedging and derivatives, significant items and goodwill impairment

Strong dividend growth


Dividend payout
¢
160
80
0
55
65
80
95
122
137
151
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06


st.george

Shareholder issues

Capital management

Basel II

PRYMES and Tier 1 capital issues

Sell Back Rights

Transactions

International Financial Reporting Standards

Partnership with IBM


st.george

Conclusion

Outlook

St.George Foundation

Thank you


st.george


st.george


st.george

Annual General Meeting

20 December 2006

Gail Kelly
Managing Director


st.george

Agenda

Result highlights

Strategy, people and performance

Looking forward



FY06 – overview

3

- Strong, high quality sustainable earnings
- All business divisions contributing strongly
- Consistent disciplined cost management and sound credit quality
- Continued investment in the future
- Well positioned for 2007 and 2008



Profit result – FY06

4

	Sep-06	Sep-05	Change %
Profit^	$1,048m	$889m	17.9
Profit - cash*	$1,026m	$896m	14.5
Earnings per share - cash*	195.8¢	173.1¢	13.1
Return on equity - cash*	22.9%	22.1%	
Expense to income - cash*	44.0%	47.1%	
Dividend	151¢	137¢	10.2

^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items


Robust business volumes growth
5
$bn
100
50
0
15.4%
93.4
10.7%
43.1
39.3
20.3%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Lending
Retail Deposits
Managed Funds
Percentages Sep-05 to Sep-06 excluding St.George New Zealand


Delivering high quality earnings
6
$bn
3
2
1
0
9.0%
3.0
AGAAP
Cash AIFRS
1.8%
1.3
1.0
14.6%
Revenue
Expenses
Earnings*
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Revenue growth 5yr CAGR 10%
*After tax expense and preference dividends. Percentages Sep-05 to Sep-06 before significant items


7
Segmental profits - all divisions contributing

	Profit before tax Sep-06 $m	Change* %	Cost to income ratio Sep-06 %	Contribution to segment profit %
Retail Bank	697	16	46.6	46
Institutional and Business Banking	421	11	36.1	28
BankSA	213	15	42.3	14
Wealth Management	180	25	50.3	12

*Sep-05 to Sep-06


8
Strategy, people and performance


Strategic framework
9
Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture
Established in 2002 and remains relevant today


Strategic execution formula
10
Engaged People
+
Great Customer Experience
=
Superior Financial Results
Compelling place to work
Compelling place to bank
Compelling place to invest

11

Passionate about people

Right people in right roles
- Recruit for attitude, values alignment
- Attract the best

Create an environment where people can perform
- Drive collaboration and teamwork
- Reduce bureaucracy
- Make it fun, rewarding

Build, deepen leadership capabilities
- Specific tailored programs
- Talent management

Retain best people
- Culture – the biggest factor



12

Passionate about people – new staff benefits

- Industry-leading 13 weeks paid parental leave
- $200 gift to celebrate a new addition to the family
- Opportunity to extend part-time work after returning from parental leave
- Up to 6 weeks additional annual leave
- Career breaks of up to a year
- Flexible working hours for staff over 55
- 'Volunteer Leave' so staff can help the community and environment
- Interest free loans of up to $4,000 for green purchases such as rainwater tanks and solar hot water systems



Passionate about customers

13

- We have a strong culture and history of caring about customers
- We strive to be the best at:

  - being responsive and flexible
  - being accessible
  - going the extra mile
  - being friendly and having a human touch
  - building deep relationships to last



Passionate about the community

14

- Engaging at the local level
- Supporting disadvantaged children through the St.George Foundation
- Caring for our environment
- Ensuring responsible lending practices



Passionate about delivering quality, sustainable earnings performance over time



Net Profit After Tax


$m
1100
550
0
51
$1.026bn
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
22.2%	23.9%

Cash AIFRS numbers 2005 and 2006. All other numbers AGAAP before significant items


Earnings per share
17
¢
200
120
40
43.7
198.7*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
5 year CAGR
14 year CAGR
14.4%
11.4%
All numbers AGAAP. Before significant items and goodwill. *As at 30 Sep-06.
All share prices as at 31-Jul each year, except 2006 share price which is as at 30 Nov-06

	1992	1994	1996	1998	2000	2002	2004	2006
Share price $	5.56	5.90	8.39	10.60	11.35	18.63	21.25	32.65


Dividends
18
¢
160
90
20
35
151*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
5 year CAGR
14 year CAGR
18.4%
11.0%
*As at 30 Sep-06


Return on equity
19
%
25
20
15
10
11.5
23.6*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
All numbers AGAAP. After preference dividends and before significant items and goodwill. *As at 30 Sep-06


Delivering shareholder value
20
SGB Total Return* S&P/ASX 200 Acc
$
1500
1000
500
0
1274
587
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Returns as at September each year, except 2006 which is as at 30 Nov-06. Source: Bloomberg Financial Services and ASX
*Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in Sep-92.

	5 year CAGR	14 year CAGR
St.George	21.8%	19.9%
S&P/ASX 200	15.3%	13.5%


Market capitalisation
21
$bn
18
9
0
1
17.2*
5 year CAGR
14 year CAGR
19.7%
22.5%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
From one of the top 60 largest companies in 1992, to 15th largest today
*As at 30 Nov-06


Total assets
22
$bn
120
60
0
9
107*
Advance merger
5 year CAGR
14 year CAGR
15.5%
19.3%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
*As at 30 Sep-06, includes $18.0bn of securitised assets


23
Managed funds
3yr CAGR
25.7%
$bn
40
30
20
10
0
39.3*
0
Acquired
Asgard
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
*As at 30 Sep-06

5 year CAGR	10 year CAGR
21.2%	44.4%


24
Looking forward

Confidence for the future

- Earnings targets of 10% EPS growth for 2007 and 2008
- Investment in the business continues
- Management team with track record of excellent execution

On track to achieve targets




st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au





To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	20 December 2006

St.George Bank Limited 2006 Annual General Meeting
Wednesday 20 December 2006

St.George Bank Limited advises that at its Annual General Meeting held on 20 December 2006 the following resolutions were passed on a show of hands at the meeting:

2. (a) To re-elect Mr J S Curtis as a Director.
   (b) To re-elect Mr T J Davis as a Director.
   (c) To re-elect Mr R A F England as a Director.

3. Adoption of Remuneration Report.

4. To increase the number of directors from nine to ten.

Details of Proxy Votes For All Resolutions

Resolution No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
2(a)	163,433,991	865,780	17,209,863	2,371,525
2(b)	162,937,306	2,708,535	17,250,753	984,403
2(c)	157,315,108	6,924,174	17,180,940	2,453,955
3	152,390,459	10,515,985	17,619,215	3,354,703
4	154,436,371	10,121,538	17,239,055	2,083,007

Yours sincerely,

Michael Bowan
General Counsel and Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Non-cumulative, unsecured, preference shares called CPS (Converting Preference Shares).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Maximum number = 3,250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CPS are non-cumulative, unsecured, preference shares. The face value is $100 per CPS and will be fully paid. A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS are on issue, with the first dividend payment date being on 20 February 2007. CPS are perpetual securities and have no

maturity. However, CPS are designed to mandatorily convert into ordinary shares on 20 August 2012 provided that both the Mandatory Conversion Conditions are satisfied. If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are:

- on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price (the Issue Share Price is $32.69); and
- during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price (the Issue Share Price is $32.69).

St.George may choose, after a Tax Event or a Regulatory Event, and must choose, after an Acquisition Event, (subject to APRA approval) to:

- convert each CPS into a number of Ordinary Shares equal to the Conversion Number;
- Redeem, buy back or cancel CPS for the Face Value of $100 each; or
- undertake a combination of the above.

If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by St.George, then the Maximum Conversion Number (which has been calculated as 6.1181 Ordinary Shares per CPS) can act as a limit on the number of Ordinary Shares a Holder can receive on conversion. However, St.George must not choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the

+ See chapter 19 for defined terms.

proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price (the Issue Share Price is $32.69).

If St.George does convert CPS under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS will convert into Ordinary Shares will be calculated by dividing:

- the Face Value of $100 per CPS; by
- the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount.

CPS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise.

CPS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	CPS rank equally among themselves and are subordinated to all depositors and creditors of St.George. Until conversion, CPS rank in priority to ordinary shares for the payment of dividends. CPS rank equally with SAINTS and SPS in respect of the payment of dividends. CPS rank in priority to ordinary shares and effectively equal with SAINTS, SPS and Depository Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George. Upon conversion of CPS into ordinary shares, they will rank equally with all other

	ordinary shares then on issue.
5 Issue price or consideration	A$100 per CPS.
6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	St.George is issuing CPS to complete the replacement of the hybrid Tier 1 funding • previously provided by the PRYMES before their conversion into Ordinary Shares in February 2006; and • provide St.George with Non innovative Residual Tier 1 Capital funding. The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.
7 Dates of entering +securities into uncertificated holdings or despatch of certificates	21 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
527,826,685	Ordinary shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
3,644	Redeemable preference borrower shares
246,317	Redeemable preference depositor shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS are on issue, with the first dividend payment date being on 20 February 2007.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements	

+ See chapter 19 for defined terms.

(except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: 21 December 2006

Print name: Michael Harold See Bowan

== == == == ==

+ See chapter 19 for defined terms.


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP)**
Date Sent:	22 December 2006

In reference to the dividend payment made to St.George Bank shareholders on 19 December 2006, we advise that as a result of the DRP, the Bank will issue 2,330,709 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation) with an issue price of $32.33 per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $75.3 million.

A combined DRP advice and holding statement will be dispatched to participants by 5 January 2007.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry James Davis
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 17,165 shares (fully paid ordinary) Indirect: 5,000 (CPS)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: CPS held by Bryt Pty Limited as trustee for the Davis Retirement Fund. Mr Davis is a director of Bryt Pty Limited.
Date of change	20 December 2006
No. of securities held prior to change	17,165 shares (fully paid ordinary)
Class	CPS: Converting Preference Shares Non-cumulative unsecured converting preference shares.
Number acquired	5,000
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100.00 per CPS.
No. of securities held after change	Direct: 17,165 shares (fully paid ordinary) Indirect: 5,000 CPS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participating in the new issue of CPS as per Prospectus dated 16 November 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul D R Isherwood
Date of last notice	11 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 15,519 shares (fully paid ordinary) Indirect: 13,094 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint holding with spouse as trustee for the PDRI Super Fund.
Date of change	20 December 2006 (CPS) 21 December 2006 (fully paid ordinary)
No. of securities held prior to change	27,948 shares (fully paid ordinary) 263 SAINTS
Class	CPS: Converting Preference Shares Non-cumulative unsecured converting preference shares
Number acquired	1,000 CPS shares 665 shares (fully paid ordinary)
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100.00 per CPS share. $32.33 *per* ordinary share
No. of securities held after change	28,613 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1,000 CPS shares acquired as a result of participating in the new issue of CPS as per Prospectus dated 16 November 2006. 665 ordinary shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Linda B Nicholls
Date of last notice	15 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 5,059 shares (fully paid ordinary) Indirect: 2,323 (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 2,323 shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund.
Date of change	21 December 2006
No. of securities held prior to change	7,315 shares (fully paid ordinary)
Class	
Number acquired	67 shares (fully paid ordinary)
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.33 per share.
No. of securities held after change	Direct: 5,059 (fully paid ordinary) Indirect: 2,323 (fully paid ordinary)

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Fountayne England
Date of last notice	23 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 2,151 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Shareholder
Date of change	21 December 2006
No. of securities held prior to change	2,601 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	50 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.33 per share
No. of securities held after change	2,651

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ordinary shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

27 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 4E – Profit Announcement;
- Final Results Presentation;
- Non-Innovative Hybrid Tier 1 Capital Raising;
- Prospectus – Converting Preference Shares (CPS);
- Appendix 3B;
- CPS – Investor Presentation;
- CPS Postcard;
- Appendix 3Y;
- Appendix 3Y;
- Appendix 3Y;
- Appendix 3Y;
- CPS Margin Set and Offer Open;
- CPS Replacement Prospectus;
- St.George Bank Concise Annual Report 2006;
- St.George Bank Full Financial Report 2006;
- New Funding Benchmarks Launched;
- AGM Notice of Meeting Mailing to Shareholders;
- AGM Notice of Meeting Mailing to Shareholders;
- Benchmark Issue Oversubscribed;
- Appendix 3B;
- Pricing Supplement Transferable Deposits (Floating);
- Appendix 3B (Floating);
- Pricing Supplement Transferable Deposits (Fixed); and
- Appendix 3B (Fixed).

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely,

Michael Bowan
General Counsel and Secretary



12
1
2
3
10
9
8
7
6
5

Appendix 4E Profit Announcement

for the year ended 30 September 2006

Released 1 November 2006

Available on our Internet site at www.stgeorge.com.au



st.george

Good with people. Good with money.

St.George Bank Limited ABN 92 055 513 070

CONTENTS


st.george

news release

St.George announces record cash profit of $1,026 million, up 14.5%.

EPS growth of 13.1%.

Targets EPS growth of 10% for 2007 and 2008 years.

Net Profit	**Sept. '06**	**Sept. '05**	**% Change**
• Statutory AIFRS	$1,048 m	$915 m	14.5%
• Full AIFRS	$1,048 m	$889 m	17.9%
• Cash AIFRS [(1)]	$1,026 m	$896 m	14.5%
Earnings per Share - basic			
• Cash AIFRS	195.8 cents	173.1 cents	13.1%
Dividends – 100% fully franked			
• Interim	74 cents	67 cents	10.4%
• Final	77 cents	70 cents	10.0%
• Total	151 cents	137 cents	10.2%
Ratios			
• Return on Equity (Cash AIFRS)	22.9%	22.1%	
• Expense to Income (Cash AIFRS)	44.0%	47.1%	

(1) Cash AIFRS excludes significant items, hedging and non-trading derivatives volatility and goodwill impairment.




st.george

news release

1 November 2006

St.George announces record cash[1] profit of $1,026 million, up 14.5%.

EPS growth of 13.1%.

Targets EPS growth of 10% for 2007 and 2008 years.

Mr John Thame, Chairman of St.George Bank, today announced a record cash profit after tax and before significant items of $1,026 million for the year ended 30 September 2006, up 14.5 per cent from the 2005 result of $896 million. On a cash basis, earnings per share growth was 13.1 per cent compared to the target of greater than 10 per cent.

Mr Thame said; "In the face of competitive and economic challenges, St.George has performed very strongly and achieved an excellent result for the financial year to 30 September 2006. This is the Bank's sixth straight year of double-digit earnings per share growth."

A higher fully franked dividend of 77 cents has been declared, taking the total dividend for the year to $1.51, a 10.2 per cent increase on last year. The five year compound annual growth rate for the full year dividend is 18 per cent. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

Mrs Gail Kelly, Managing Director, commented; "This is a strong result for the Group, with earnings per share up 13.1 per cent and our return on equity its best ever at 22.9 per cent. All business divisions are performing well and we are particularly pleased with the Group's strong revenue growth of 9.0 per cent. Our cost to income ratio is an industry leading 44.0 per cent, and we go into the 2007 year with excellent momentum."

Over the year, excellent progress has been made in the following key areas:

People - People and culture are key to St.George's competitive advantage. We continue to actively invest in recruiting and developing quality staff with total staff numbers increasing from 8,440 to 8,598 during the year. We have a stable and experienced management team who are committed to the delivery of quality outcomes.

1. Cash profit excludes significant items, hedging and non-trading derivatives volatility and goodwill impairment.



Service expansion - In line with our growth strategy, we opened several branches throughout the year and expanded our business banking centres nationwide. We also increased our customer-facing staff by 269, with further increases planned including additions to our mobile home loan lenders through our innovative Mortgage Connect program that commenced in October 2006.

Home lending - Our portfolio of residential lending grew 12.2 per cent[2], reaching $62.7 billion at year end. This was particularly pleasing given that NSW loans comprise 59 per cent of our total home lending and the state experienced a slower growth rate than other states. The result was assisted by strong gains in Victoria, Queensland and Western Australia, which grew home lending receivables 13 per cent, 18 per cent and 26 per cent, respectively. While the broking channel remains important to us, comprising 45 per cent of new loan approvals, a level consistent with last year, we have continued to invest in improving the productivity of St.George's own lending distribution during the year.

Deposits – Total retail deposits grew 10.7 per cent[2] in a highly competitive market, with business deposits growing 16.2 per cent to reach $5.9 billion. Transaction accounts saw strong growth of 14.8 per cent for the year, as well as a rise in average account balances. Our dragondirect online service grew by 9.3 per cent, bringing many new customers to the Bank. The balance between deposit volume growth and product mix will continue to be effectively managed to deliver profitable growth. In November 2006, St.George will be launching a new suite of Freedom transaction accounts featuring Visa Debit cards. These products are aimed at attracting "new to bank" customers and will feature flat fees. One of the features will be an unembossed Visa Debit Card designed for electronic purchasing only.

Middle Market - Our middle market business remains a standout performer and key to our growth strategy. In the past year, total Middle Market receivables increased by 24 per cent to reach $19.0 billion. We grew at above system levels in NSW while seeing particularly strong increases in Queensland, Victoria and WA. The Middle Market team also maintained industry leading customer satisfaction and advocacy, and increased average products per customer.

Wealth Management - Managed funds grew by a very pleasing 20 per cent during the year. Net profit before tax for the year was $180 million, representing 12 per cent of Group earnings. Wealth Management continues to deliver excellent growth largely due to the strength of our award-winning Asgard and Margin Lending businesses.

Credit quality - St.George's credit quality remains excellent due to prudent and effective credit risk management, low risk business mix and an overall positive credit environment. Impaired assets to total middle market receivables now stand at the low level of 0.14 per cent, down from 0.22 per cent in September 2005. There has, however, been an increase in the level of unsecured consumer loan write-offs during the year, due to a combination of growth in the portfolio, consumer spending behaviour and adopting an earlier timing period for transferring loans between collective and specific provision categories.

Productivity and cost control - Excellent cost control and robust revenue growth has resulted in the lowest expense to income ratio in the industry of 44.0 per cent. Overall the Group's costs for the year grew by only 1.8 per cent.

2. SGBNZ loans of $401 million and deposits of $455 million as at 30 September 2005 have been excluded when calculating annual growth percentages.

Business investment and improvement - The Group implemented a range of major programs aimed at improving customer service, streamlining operations and enhancing productivity including,

- The Best Business Bank program;
- Further enhancing the Customer Relationship Management (CRM) program;
- Installation of a new auto and equipment financing system;
- Upgrades to our Contact Centre and Mortgage Processing Centres;
- Enhancing risk management by progressing our Basel II implementation and introducing a range of new risk management training modules; and
- Launched careers@stgeorge to ensure we recruit the best people, and implemented our Staff Smart program to optimise staffing levels in our branches.

Future prospects

The Australian economy registered solid growth over the past year, supported by the resources boom, strong business investment and a healthy labour market. However, the housing market generally weakened and the economies of New South Wales and South Australia grew more slowly than the national average. While growth in New South Wales and South Australia is expected to continue to be below the national average, we anticipate that these economies will remain resilient. These expectations factor in the likelihood of a further interest rate rise.

Our home loans receivables are targeted to grow in line with system, which we anticipate to be in the 10 to 12 per cent range. We expect to continue to deliver our excellent lending growth in Victoria, Queensland and Western Australia. We also expect our Wealth Management and Middle Market businesses to exceed and double system growth, respectively. Deposit volumes and mix will be managed to ensure profitable growth.

Assuming a reasonably robust economic environment we are targeting 10 per cent earnings per share growth for both 2007 and 2008 on a cash AIFRS basis.

Ends...

Media contact: Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432




st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2006

1 Financial Summary

1.1 Introduction

The Group's financial statements on page 74 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Comparative figures in the Group's financial statements have been prepared on an AIFRS basis, except for those standards that relate to financial instruments. These figures, where reported in this document, are referred to as "Statutory AIFRS". The key adjustments arising from these financial instrument standards, which are not reflected in Statutory AIFRS results, are loan loss provisioning, fair valuing derivatives and certain other financial instruments, re-classifying the PRYMES and DCS from equity to debt and recognising fee income on an effective yield basis.

To assist readers in assessing profit on a fully comparable AIFRS basis, comparative figures in this document have been adjusted for the impact of AIFRS financial instrument standards. These adjusted comparative figures are referred to as "full AIFRS" where reported in this document. These adjusted comparative figures are not subject to audit.

AIFRS may result in a higher level of profit volatility compared to previous AGAAP due to the requirement to fair value derivatives and certain other financial instruments and ineffectiveness arising from AIFRS hedge accounting. To provide a better indication of the Group's underlying performance, volatility associated with these items, together with any significant items and goodwill impairment, have been reversed to arrive at "cash AIFRS" profit.

Supplementary information has been provided in Section 4 that restates the current year result and key performance ratios to a previous AGAAP basis. These figures are not subject to audit.

In accordance with APRA's prudential requirements, capital adequacy has been calculated based on APRA's AIFRS regulatory requirements applicable from 1 July 2006. Comparative capital adequacy figures have not been adjusted and as a result are presented on a previous AGAAP basis.



1.2 Appendix 4E Results

Results for announcement to the market – statutory AIFRS

The results contained in the table below for the year ended 30 September 2006 are calculated on a statutory AIFRS basis.

As a result, the 2005 year comparative figures upon which percentage increases have been calculated, were not adjusted for the impact of AIFRS financial instrument standards, adopted from 1 October 2005.

These results are based on the Group's Consolidated Financial Statements. Refer page 74 for details.

Financial performance	
Revenues from ordinary activities - from continuing operations	Up 8.0% to $3,007m
Profit from ordinary activities after tax, significant items and before preference dividends - continuing operations	Up 9.5% to $1,076m
Net profit for the year attributable to members after preference dividends and significant items	Up 14.5% to $1,048m
Dividends	
Final dividend – fully franked (cents per share)	77
Interim dividend – fully franked (cents per share)	74
Earnings per ordinary share (after goodwill impairment and significant items)	
Basic: - from continuing operations - from discontinued operations [1]	 Up 13.3% to 201.4 cents (1.5) cents
Diluted: - from continuing operations - from discontinued operations [1]	 Up 13.5% to 199.9 cents (1.5) cents

Refer page 80 for further Appendix 4E disclosures required under ASX listing rules.

(1) Relates to the operating results of St.George Bank New Zealand Limited.



1.3 Results at a Glance

Net Profit

(i) Statutory AIFRS basis

	Half Year		Full Year		Full Year Movement
	Sep 06	Mar 06	Sep 06	Sep 05	Sep 06 v Sep 05
	$M	$M	$M	$M	%
Net interest income	1,051	964	2,015	1,801	11.9
Non-interest income	483	470	953	972	(2.0)
Non-interest income - significant items	41	-	41	16	156.3
Total Income	**1,575**	**1,434**	**3,009**	**2,789**	**7.9**
Bad and doubtful debts expense	79	65	144	110	30.9
Operating expenses	666	633	1,299	1,276	1.8
Goodwill impairment	-	-	-	4	(100.0)
Significant items	57	-	57	16	256.3
Add: Share of net profit from associates	-	-	-	3	(100.0)
Profit before tax	**773**	**736**	**1,509**	**1,386**	**8.9**
Income tax expense	244	226	470	413	13.8
Income tax (benefit) on significant items	(25)	-	(25)	-	NA
Minority interests (loss)	-	(1)	(1)	(5)	(80.0)
Minority interests - significant item (loss)	(3)	-	(3)	-	NA
Preference dividends	11	9	20	63	(68.3)
Profit available to ordinary shareholders	**546**	**502**	**1,048**	**915**	**14.5**

(ii) Full AIFRS basis

Profit available to ordinary shareholders on a statutory AIFRS basis is adjusted for the following items to arrive at profit on a full AIFRS basis.

	Half Year		Full Year		Full Year Movement
	Sep 06	Mar 06	Sep 06	Sep 05	Sep 06 v Sep 05
	$M	$M	$M	$M	%
Statutory AIFRS net profit	546	502	1,048	915	14.5
Less: AIFRS adj. to comparative figures for impact of financial instrument stds	-	-	-	(34)	(100.0)
Add: AIFRS significant item adjustment [(1)]	-	-	-	8	(100.0)
Full AIFRS net profit	**546**	**502**	**1,048**	**889**	**17.9**

(1) Under full AIFRS, deferred broker commissions are recognised as an adjustment to the yield of the loan.

Full AIFRS profit comprises the following items:

	Half Year		Full Year		Full Year Movement
	Sep 06	Mar 06	Sep 06	Sep 05	Sep 06 v Sep 05
	$M	$M	$M	$M	%
Net interest income	1,051	964	2,015	1,861	8.3
Non-interest income	483	470	953	833	14.4
Total Income	**1,534**	**1,434**	**2,968**	**2,694**	**10.2**
Bad and doubtful debts expense	79	65	144	128	12.5
Operating expenses	666	633	1,299	1,276	1.8
Goodwill impairment	-	-	-	4	(100.0)
Add: Share of net profit from associates	-	-	-	3	(100.0)
Profit before tax	**789**	**736**	**1,525**	**1,289**	**18.3**
Income tax expense	244	226	470	396	18.7
Minority interests (loss)	-	(1)	(1)	(5)	(80.0)
Preference dividends	11	9	20	17	17.6
Full AIFRS basis net profit before significant items	**534**	**502**	**1,036**	**881**	**17.6**
Significant items gain (net of tax)	12	-	12	8	50.0
Full AIFRS basis net profit	**546**	**502**	**1,048**	**889**	**17.9**



1.3 Results at a Glance (continued)

(iii) Cash AIFRS basis

Full AIFRS profit has been adjusted to exclude significant items, goodwill impairment and AIFRS profit volatility relating to hedging and non-trading derivatives as follows:

	Half Year		Full Year		Full Year Movement
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M	Sep 06 v Sep 05 %
Full AIFRS net profit	546	502	1,048	889	17.9
Less: Significant items gain (net of tax)	12	-	12	8	50.0
Full AIFRS net profit before significant items	**534**	**502**	**1,036**	**881**	**17.6**
Add: Goodwill impairment	-	-	-	4	(100.0)
Add/(less): Hedging and non-trading derivatives (net of tax)	(3)	(7)	(10)	11	(190.9)
Cash AIFRS basis net profit	**531**	**495**	**1,026**	**896**	**14.5**

Cash AIFRS basis net profit comprises the following items:

	Half Year		Full Year		Full Year Movement
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M	Sep 06 v Sep 05 %
Net interest income	1,051	964	2,015	1,861	8.3
Non-interest income	479	460	939	848	10.7
Total income	**1,530**	**1,424**	**2,954**	**2,709**	**9.0**
Bad and doubtful debts expense	79	65	144	128	12.5
Operating expenses	666	633	1,299	1,276	1.8
Add: Share of net profit from associates	-	-	-	3	(100.0)
Profit before tax	**785**	**726**	**1,511**	**1,308**	**15.5**
Income tax expense	243	223	466	400	16.5
Minority interests (loss)	-	(1)	(1)	(5)	(80.0)
Preference dividends	11	9	20	17	17.6
Cash AIFRS basis net profit	**531**	**495**	**1,026**	**896**	**14.5**



1.3 Results at a Glance (continued)

Summary Balance Sheet

As at	30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2005 [(1)] $M
Assets			
Cash and liquids	1,081	1,128	1,184
Receivables from other financial institutions	1,182	975	1,111
Financial assets at fair value and investment securities	7,733	7,093	7,156
Loans and receivables including bank acceptances	93,424	87,039	80,047
Other	3,582	3,810	2,861
Total Assets	**107,002**	**100,045**	**92,359**
Liabilities			
Retail funding and other borrowings	91,647	85,341	77,049
Bank acceptances	7,287	7,264	7,098
Other	2,725	2,491	2,825
Total Liabilities	**101,659**	**95,096**	**86,972**
Total shareholders' equity	**5,343**	**4,949**	**5,387**

(1) 2005 year comparative results are prepared on a statutory AIFRS basis, excluding those standards relating to financial instruments.



1.4 Group Highlights

		Half Year		Full Year	
		Sep 06	Mar 06	Sep 06	Sep 05
Total on balance sheet assets	$M	107,002	100,045	107,002	92,359
Securitised receivables (included in on balance sheet assets)	$M	17,998	14,826	17,998	13,225
Managed funds	$M	39,268	37,165	39,268	32,642
Cash AIFRS profit					
Before preference dividends	$M	542	504	1,046	913
After preference dividends	$M	531	495	1,026	896
Return on average assets (before preference dividends) [(1)]					
Cash AIFRS	%	1.05	1.06	1.05	1.03
Return on average ordinary equity (after preference dividends) [(1)]					
Cash AIFRS	%	23.03	22.69	22.91	22.10
Expenses as % of average assets [(1)]					
Cash AIFRS	%	1.29	1.33	1.31	1.45
Expense to income ratio					
Cash AIFRS	%	43.5	44.5	44.0	47.1
Interest margin [(1)]	%	2.12	2.10	2.11	2.21
Ordinary dividend (full franked)	(cents)	77.0	74.0	151.0	137.0
Earnings per ordinary share [(1)]					
Basic - Cash AIFRS	(cents)	202.2	189.1	195.8	173.1
Diluted - Cash AIFRS	(cents)	200.5	188.3	194.4	171.8
Net tangible assets per ordinary share [(2)]	($)	6.73	6.30	6.73	6.01
Capital adequacy ratio	%	10.8	10.4	10.8	11.1

(1) Half-year balances are annualised.

(2) 30 September 2005 year comparative figures not adjusted for impact of AIFRS financial instrument standards.



1.4 Group Highlights (continued)

Financial performance – Cash AIFRS basis [(1)]

- Net profit was $1,026 million (30 September 2005: $896 million), an increase of 14.5%.
- Net interest income increased by 8.3% to $2,015 million. The interest margin was 2.11% compared to 2.21% in the 30 September 2005 year. The interest margin improved to 2.12% in the 30 September 2006 half-year compared to 2.10% in the 31 March 2006 half-year.
- Non-interest income increased by 10.7% to $939 million from $848 million last year.
- Operating expenses increased by 1.8% to $1,299 million compared to the 30 September 2005 year. The expense to income ratio was 44.0%, down from 47.1% in the 30 September 2005 year.
- Basic earnings per ordinary share was 195.8 cents (30 September 2005: 173.1 cents), an increase of 13.1%.
- Return on average ordinary equity increased to 22.91% (30 September 2005: 22.10%).

(1) before significant items, goodwill and hedging and non-trading derivatives volatility.

Financial position

- Total assets were $107.0 billion (30 September 2005: $92.4 billion) on a statutory AIFRS basis, an increase of 15.9%.
- Lending assets were $93.4 billion (30 September 2005: $81.4 billion), an increase of 14.8%. Excluding St.George Bank New Zealand (SGBNZ), total lending assets grew by 15.4% compared to last year.
- Residential receivables were $62.7 billion (30 September 2005: $56.3 billion), an increase of 11.4%. Excluding SGBNZ, residential loans grew by 12.2% compared to last year.
- Commercial loans (including bank acceptances) were $23.9 billion (30 September 2005: $20.1 billion), an increase of 19.0%.
- Consumer loans (including bank acceptances) were $6.4 billion (30 September 2005: $5.0 billion), an increase of 27.8%.
- Retail funding was $43.1 billion (30 September 2005: $39.4 billion), an increase of 9.4%. Excluding SGBNZ, retail funding grew by 10.7% compared to last year.

Dividends

- A higher final ordinary dividend of 77 cents per ordinary share, fully franked (30 September 2005: 70 cents) has been declared by the Board. This takes the total dividend to 151 cents, an increase of 10.2%.
- The Dividend Reinvestment Plan will operate for the final dividend with no discount.



1.4 Group Highlights (continued)

Other

- Managed funds increased by 20.3% to $39.3 billion (30 September 2005: $32.6 billion).
- On a cash AIFRS basis, bad and doubtful debts expense as a percentage of average assets was 0.14% compared to 0.15% at 30 September 2005.
- The Group's Tier 1 capital adequacy ratio was 6.9% and Tier 2 ratio was 4.0% at 30 September 2006. The Group's Tier 1 capital adequacy ratio is expected to return to its target range of 7.0 – 7.5 percent, following the intended issue of a $300 million non-innovative Tier 1 capital instrument in December 2006.



2 Business Summary

2.1 Strategic Overview

The St.George Group's low-risk, organic growth strategy consistently delivers superior results for shareholders. The Group has maintained its focus on its core strategic framework developed in 2002:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

The Group continues to focus on key areas of its business that support this strategy. These key parts of our business have consistently delivered growth and remain priorities:

- Home Loans
- Middle Market
- Wealth Management
- Productivity Management
- Customer Service
- Victoria, Queensland and Western Australia Expansion
- Engaged People

The Group's customer service strategy is the core tenet of its competitive advantage and is based on the simple principle of:

Engaged People + Great Customer Experience = Superior Financial Outcomes

The Group's focus remains on developing and empowering staff, whilst ensuring that new recruits possess the skills, attitude and values that support the warm and friendly culture that underpins our strategy.

The Group has continued to deliver a differentiated customer experience to its key chosen segments of Middle Market, Business and Enterprise Customers, Private Bank and Gold Customers. St.George also attracts new customers through its third party partners, Mortgage Brokers and Independent Financial Planners. The 2006 year has seen specific programs targeting further improvements in customer experience via expansion and refurbishment of the branch network and targeted efficiency improvements in processing and contact centre channels. St.George continues to invest in its Best Business Bank, Local Market Retail Model, CRM and Integrated Sales and Service strategy. Further details can be found in the Operational section to follow.

The Group has a strong record of successful delivery on its strategy. Continued investment and focus will lay the platform for future growth.



2.2 Operational Update – Business Priorities

2.2.1 Home Loans

The Bank's growth in residential loans (including securitised loans) for the full year to 30 September 2006 was 11.4%. Excluding SGBNZ, growth was 12.2% compared to last year, in line with system growth in Australia. This is a pleasing performance given the rate of economic growth has declined in the last year, particularly in the Bank's core market of New South Wales.

Product development and management of product mix continue to be key areas of focus to ensure effective management of home loan margins and ongoing growth in the overall portfolio. Home loan products and processes were enhanced during the year to meet the needs of target customer segments including first home buyers, investors, small business and retirees. Some of these enhancements included:

- Simplified loan and mortgage documentation to reduce error rates and accelerate loan funding;
- Simplified process for interest in advance repayments for investment customers; and
- Introduction of a Low Documentation option on the Portfolio Line of Credit product.

A focus on improvements has seen St.George continue to be recognised independently via various industry awards including "Best New Product" (No Deposit Home Loan) at the Australian Banking Industry and Finance Awards in July and "Widest Product Range" by Infochoice in April 2006.

The interest margin has been effectively managed by actively maintaining a consistent product mix. Higher margin products such as "Portfolio" home equity and "No Deposit" loans grew by 11.8% and 65.2% respectively during the year. The demand for standard fixed rate home loans was strong due to interest rate rises, with balances growing by 20.2% during the year.

The proportion of new home loan approvals introduced by brokers was 45%, in line with the previous year. Management of this channel continues to focus on improving efficiency, increasing average loan size and achieving a balanced product mix. To increase efficiency in this channel and improve turn-around times, the Bank continues to enhance it's "electronic lodgement" capability which has been progressively rolled out to brokers and enables faster approvals for customers. Dedicated priority service levels for higher value brokers were also upgraded throughout the year.

The Bank is improving the performance of its proprietary channels. Initiatives include new lender induction programs, better alignment of incentives and an increase in the branch and mobile lender sales force. Details were also announced for the launch of Mortgage Connect, an additional sales force of "owner operators" to complement existing distribution channels. Sales of home loans through Mortgage Connect have commenced in October 2006.

The Bank's home loan runoff rate, which is a measure that captures all factors contributing to a reduction in loan balances, was stable at 16% in 2006. The key drivers of stable runoff levels continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Credit quality remains excellent with prudent policies in place aimed at protecting the Bank and its borrowers.



2.2 Operational Update – Business Priorities (continued)

2.2.2 Retail Deposits

St.George grew its deposit balances by 9.4% over the year. Excluding SGBNZ, growth for the year was 10.7%. Particularly strong growth was achieved in business deposits which grew by 16.2% during the year.

Competition for retail deposits was intense during the year as banks sought to attract new customers through pricing campaigns.

During the year, St.George continued to promote its online high interest rate accounts to deliver growth. Through the branch network, the focus was on growing transaction and investment products to meet particular customer needs and manage product mix. During the second half of the year, the Bank placed particular focus on growing revenue. Initiatives were implemented to grow the number of transaction accounts and pricing was revised on savings and transaction accounts to bring these in line with the market.

St.George is in the process of rolling out its new internet banking platform which is used for Retail Deposits, Consumer Lending and Home Loans. This is a key part of the Group's strategy of using the on-line channel for gaining balance growth and the branch channel for driving value and cross-sell. Further investments are being made in the on-line channel to support the strategy and to provide both business and retail customers with a channel of choice for acquisition and service. This is assisting in accelerating growth in Queensland, Victoria and Western Australia.

In November 2006, St.George will be launching a new suite of Freedom transaction accounts featuring Visa Debit cards. These products are aimed at attracting "new to bank customers" and will feature flat fees.

- *Complete Freedom* will feature a Visa Debit Card for online and overseas shopping using your money. The flat fee will entitle the accountholder to unlimited withdrawals in the Bank's branches and its ATMs, through EFTPOS, and using Phone and Internet banking;
- *Simply Freedom* will be a similarly featured flat fee account with ATM and EFTPOS card access only; and
- *Express Freedom* will feature an unembossed Visa Debit Card designed for electronic purchasing only.

Significant St.George media advertising including television will support the launch.

The introduction of these flat fee accounts recognises an industry shift within the deposit category, the growing popularity of online purchasing and a desire to appeal to a new customer segment. The design of the product suite provides a range of options for individual customer choice of an account structure and access mechanisms to suit, at appropriate and competitive price levels. It will build upon St.George's position as the number two bank in transaction account market share in NSW.



2.2 Operational Update – Business Priorities (continued)

2.2.3 Middle Market

The Group continues to perform well in the Middle Market segment, with receivables growth of 23.9% to $19.0 billion since 30 September 2005 which is an outstanding result given the slow down in the property market, particularly in New South Wales. The average growth in the Bank's non-core geographies of Queensland, Victoria and Western Australia has been excellent at 38.5%. The Bank's customer relationship model continues to provide exceptional customer service. East & Partners ranked St.George as No 1 for Account and Relationship Management in the August 2006 Australian Commercial Transaction Banking Report. The business is focused around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the Middle Market segment with no customers indicating they are likely to change bank compared to an average of 17.8% for the four major banks in East & Partners Australian Commercial Transaction Banking Report (August 2006) survey. The high service levels provided to these customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. These high customer satisfaction levels have driven market leading customer advocacy with 54% of customers indicating they would definitely recommend St.George (Jones Donald Strategy Partners September 2006). This has also resulted in an increase to 5.1 products per customer in September 2006 from 4.6 in September 2005.

Lending market share for this segment has increased to 7.5%.

The Best Business Bank program has been instrumental in driving St.George's middle market results this year. Initiatives are focused on enhancing the productivity of both new staff and St.George's top performing sales staff. Interstate and industry diversification has resulted in a more resilient business, offsetting the impact of the slower NSW property market and cushioning the business from potential future adverse market forces. This, along with increasing efficiency, positions St.George well for continued growth.



2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

The core operations of St.George's wealth management businesses are Asgard (providing a wealth administration platform service), funds under management, margin lending, insurance and financial advice. St.George Private Bank and Ascalon Capital Managers are also part of Wealth Management (In March 2006, Kaplan Equities Limited acquired a 50% stake in Ascalon Capital Managers, a funds manager incubator previously wholly owned by the Bank). Though competition remains intense, the Group's wealth businesses have performed very well with revenues and retail funds flows benefiting from strong investment markets.

Asgard's result represents another successful reporting period with a 23.9% increase in funds under administration to $29.0 billion from $23.4 billion at 30 September 2005. This growth, achieved across all platform products, was generated from a quality set of distribution sources, including the Securitor dealer network, St.George's financial planners and private bankers, independent financial planners and wholesale dealer-to-dealer services.

Advance Funds Management grew funds under management (FUM) by 10.2% to $7.1 billion over the year. In line with its business model as a "manager of managers" the number of strategic partnerships has increased from 18 to 21.

Margin lending has continued its rapid and profitable growth over the past 3 years with assets growing $992 million to $2.6 billion, an increase of 62.8% since 30 September 2005. Of this growth, $398 million or 25.2% is attributable to the recent acquisition of HSBC's margin lending assets. The business retains a 5-star Cannex rating and was awarded Asset Magazine's Margin Lender of the Year for the third consecutive year.

Income from life and general insurance products increased by 10.5% over the year.

2.2 Operational Update – Business Priorities (continued)

2.2.5 Interstate Expansion

The Bank continued its strategy of progressive expansion into its non-core geographies in Victoria, Queensland and Western Australia. Strong growth was achieved during the year in these states as follows:

	Residential Receivables			Middle Market		
	Sep 2006 $B	Sep 2005 $B	Growth [1] %	Sep 2006 $B	Sep 2005 $B	Growth %
Victoria	8.9	7.8	13	2.2	1.7	32
Queensland	6.0	5.1	18	1.6	1.1	48
Western Australia	3.8	3.0	26	1.8	1.3	39
	18.7	15.9	18	5.6	4.1	39

(1) The above percentages are based on balances rounded to the nearest million dollars.

A total of 6 interstate branches were opened during the year with 3 in Victoria, 2 in Queensland and 1 in Western Australia. Further investment is planned in 2007 with at least 5 branches to be opened in these states. The total number of branches in these states at 30 September 2006 was 64.

This expansion strategy has assisted the Bank in offsetting the slower rate of growth experienced in the New South Wales market. At 30 September 2006, 30 percent of the Group's residential and middle market receivables were domiciled in Victoria, Queensland and Western Australia.

2.2.6 Risk Management

The Bank's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 applying for the advanced approach for credit risk with regard to its retail lending portfolio, and the foundation approach for credit risk with regard to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options being basic, standardised and advanced approaches. St.George is aiming to adopt the advanced approach for operational risk and in September 2006 lodged its application with APRA. For both credit and operational risk, the timing of adoption of these approaches is subject to satisfying APRA's advanced level Basel II accreditation requirements.

2.2 Operational Update – Business Priorities (continued)

2.2.7 Credit Quality and Credit Ratings

St.George's asset quality in residential and business lending continues to be excellent, reflecting a favourable credit environment and the Bank's prudent credit culture and policies. A major portion of the Bank's credit portfolio is in lower risk home loans. The majority of loans comprising residential and commercial loans are well secured by land and buildings that have been conservatively valued. Impairment provisions at 30 September 2006 have been assessed in accordance with AIFRS. 2005 year comparative figures for impairment provisions have been restated to a full AIFRS basis in this profit announcement.

Total provisions and reserves for loan impairment were $416 million at 30 September 2006. This comprises a collective provision of $268 million, a specific provision of $31 million and a general reserve for credit losses of $117 million. During the year, the Bank established the general reserve for credit losses through an appropriation from retained profits to comply with APRA's AIFRS prudential requirements. When taken together, the after tax balances of the eligible portion of the collective provision and the general reserve for credit losses represent 0.5% of risk weighted assets. The portion of the after tax equivalent of the collective provision at 30 September 2006 that is eligible to meet APRA's expected future loss requirements is $148 million.

The charge for bad and doubtful debts was $144 million (30 September 2005: $128 million) and comprises a collective provision charge of $23 million and a specific provision charge of $121 million. The general reserve for credit losses was increased by $49 million during the year through an appropriation from profits. $42 million of this increase is due to satisfying APRA's expected loss provisioning requirements that applied from 1 July 2006. In accordance with these requirements, $60 million ($42 million after tax) of the Group's collective provision at 30 June 2006 was ineligible to satisfy APRA's requirements as it is considered to relate to incurred rather than future expected losses. As a result, the Group's general reserve for credit losses was increased by $42 million at 1 July 2006.

Total impaired assets (net of specific provisions) were $52 million, compared to $51 million at 30 September 2005.

Bad and doubtful debts expense, excluding the movement in the general reserve for credit losses as a percentage of average gross loans and receivables (excluding securitised loans and bank acceptances) was 0.23% compared to 0.22% last year. Net non-accrual loans, as a percentage of net loans and receivables was 0.05% compared to 0.06% at 30 September 2005.

In January 2006, Standard and Poor's upgraded its long-term counterparty credit rating on St.George to A+ from A. The A-1 short-term counterparty credit rating was reaffirmed. At the same time, Standard and Poor's upgraded its Bank fundamental Strength rating on St.George to B+ from B. St.George Insurance Pte Limited, the Bank's captive mortgage insurance subsidiary, had its credit rating raised to A+ from A.

The credit rating upgrade is based on improvements in St.George's operations which, in Standard and Poor's opinion, are expected to be sustained. Standard and Poor's commented that the ratings upgrade reflected improvements in the quality and diversity of St.George's earnings profile, continued very strong asset quality, and a solid and improving market position.

In May 2006, Moody's upgraded St.George's long term deposit and debt rating to A1 from A2 and upgraded its Bank Financial Strength rating on St.George to B from C.



2.3 Operational Update - Other

2.3.1 Disposal of 50% Interest in Ascalon

In March 2006, the Bank disposed of 15 million shares it held in Ascalon Capital Managers Limited ("Ascalon") to Kaplan Equities Limited ("Kaplan"). A profit after tax of $8 million was recognised on sale. Ascalon holds investments in six boutique fund managers. Following the sale, St.George and Kaplan each have a 50% equity interest in Ascalon. The transaction enables Ascalon to increase its working capital and provides an opportunity for both parties to work together to expand the Ascalon business.

2.3.2 St.George Bank New Zealand Limited ("SGBNZ")

In August 2006, St.George announced it would cease its supermarket banking venture in New Zealand with Foodstuffs. SGBNZ's $403 million residential loan portfolio was sold to GE Money in August 2006. SGBNZ's $461 million retail deposit portfolio was either transferred to Kiwibank or repaid to customers by September 2006 in accordance with customer preferences.

2.3.3 Acquisition of Margin Lending Portfolio

In August 2006, the Bank acquired HSBC Australia's $398 million margin lending portfolio. At 30 September 2006, the Bank's margin lending portfolio had increased to $2,572 million from $1,580 million at 30 September 2005.

2.3.4 Sale and Leaseback

In September 2006, the Bank completed the sale and lease back of its Kogarah head office building. A pre-tax profit of $41 million was recognised on sale which has been classified as a significant item.

2.3.5 Capital Management

The Group's Tier 1 capital adequacy ratio was 6.9% and total capital adequacy was 10.8% at 30 September 2006. The Tier 1 ratio has been impacted by the conversion of PRYMES and the $300 million buy-back of ordinary shares in February 2006. The Tier 1 ratio is expected to return to within the Group's target range of 7.0-7.5 percent following the issue of a $300 million non-innovative Tier 1 capital instrument in December 2006. In accordance with APRA requirements, capital adequacy ratios have been calculated in accordance with AIFRS from 1 July 2006.

The following capital management initiatives were undertaken during the year:

- $8.2 billion of residential loan receivables were securitised through the Crusade Securitisation Program;
- 6.5 million ordinary shares were issued under the Bank's Dividend Reinvestment Plan (DRP) raising $186 million of capital;
- The conversion of $300 million of PRYMES into 10,309,170 ordinary shares in February 2006, based on a conversion price of $29.07;
- The buy-back of 11,677,657 ordinary shares in February 2006 at a price of $25.69 per share;
- Issue of 1.5 million Step-up Preference Shares in June 2006, raising $148 million in innovative Tier 1 capital.

2.3 Operational Update – Other (continued)

2.3.5 Capital Management (continued)

At 30 September 2006, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.0% (30 September 2005: 5.1%). The reduction in ACE from 5.3% at 31 March 2006 is due to the requirement to deduct capitalised software from 1 July 2006. There is no transitional relief for this deduction when calculating ACE.

The DRP will operate for the final dividend with no discount and will not be underwritten.

St.George expects to maintain its total capital adequacy ratio above the 10 percent APRA minimum requirement at all times.

2.3.6 Depositary Capital Securities (DCS)

As advised last year, the Australian Tax Office ("ATO") has denied the Bank a deduction on its DCS and issued amended assessments totalling $137 million after tax. The Bank has commenced proceedings in the Federal Court to contest the ATO's view. Resolution of this matter through the courts is likely to take some years. St.George remains confident that its position in relation to the application of the taxation law is correct. Accordingly, St.George has not charged to its income statement any amounts due under the amended assessments. The Bank's auditors, KPMG, concur with this treatment.

2.4 Future Prospects

The Australian economy registered solid growth over the past year, supported by the resources boom, strong business investment and a healthy labour market. However, the housing market generally weakened and the economies of New South Wales and South Australia grew more slowly than the national average. While growth in New South Wales and South Australia is expected to continue to be below the national average, St.George anticipates that these economies will remain resilient. These expectations factor in the likelihood of a further interest rate rise.

St.George's home loan receivables are targeted to grow in line with the system, which is expected to be in the 10 to 12 per cent range. We expect to continue to deliver our excellent lending growth in Victoria, Queensland and Western Australia. St.George's Wealth Management and Middle Market businesses are also anticipated to exceed and double system growth, respectively. Deposit volumes and mix will be managed to ensure profitable growth.

Assuming a reasonably robust economic environment, St.George is targeting 10 per cent earnings per share growth for both 2007 and 2008 on a cash AIFRS basis.



3 Financial Analysis

3.1 Group Performance Summary – Cash AIFRS Basis

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Interest income	3,578	3,236	6,814	5,916
Interest expense	2,527	2,272	4,799	4,055
Net interest income	**1,051**	**964**	**2,015**	**1,861**
Non interest income	479	460	939	848
Total income	**1,530**	**1,424**	**2,954**	**2,709**
Bad and doubtful debts expense (1)	79	65	144	128
Operating expenses	666	633	1,299	1,276
Share of net profit of equity accounted associates	-	-	-	3
Profit before income tax	**785**	**726**	**1,511**	**1,308**
Income tax expense	243	223	466	400
Profit after income tax	**542**	**503**	**1,045**	**908**
Minority interests	-	1	1	5
Profit after tax and minorities	**542**	**504**	**1,046**	**913**
Preference dividends:				
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	9	9	18	17
- Step-up Preference Shares (SPS)	2	-	2	-
Net cash AIFRS profit (2)	**531**	**495**	**1,026**	**896**

(1) In addition to this charge, there is a $49 million (30 September 2005: $nil) increase in the general reserve for credit losses which is not distributable to shareholders. Of this increase, $42 million is attributable to the transition to APRA's AIFRS regulatory capital requirements (refer page 36 for further details).

(2) Operating profit after income tax, preference dividends, minorities and before goodwill impairment, significant items and hedging and non-trading derivative fair value movements.


Operating Profit
1050
950
850
750
650
550
$ million
615
714
820
896
1,026
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
Cash AIFRS (incl. AASB 132 and 139)



3.1 Group Performance Summary – Cash AIFRS Basis (continued)


Return on Average Ordinary Equity
24%
23%
22%
21%
20%
19%
18%
17%
19.54%
20.30%
21.42%
22.10%
22.91%
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP (before goodwill and significant items)
Cash AIFRS (incl. AASB 132 and 139)



3.1.1 Significant Items

In accordance with accounting standard AASB 101, items of income and expense which are material in quantum or nature are disclosed separately to assist in understanding the financial performance of the Group.

Comparative figures have been determined by restating for the impact of AIFRS financial instrument standards. As a result, the write-off of $11 million of deferred home loan broker commissions recognised under previous AGAAP in 30 September 2005 is not recognised in these 2005 comparative figures as it is treated as a yield related adjustment against loans and receivables under AIFRS. The following significant items are contained in the Group's Full AIFRS result and are excluded from the Cash AIFRS result.

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Significant items income				
- profit on sale of land and buildings (i)	41	-	41	-
- profit on sale of fixed assets	-	-	-	27
Total significant item gains	41	-	41	27
Significant items expense				
- intangible assets impairment (ii)	32	-	32	16
- restructure costs (iv)	16	-	16	-
- loss from discontinued operations (iii)	9	-	9	-
- minority interest applicable to discontinued operations (iii)	(3)	-	(3)	-
Total significant items expense	54	-	54	16
Net significant items (loss)/gain before tax	(13)	-	(13)	11
Income tax (benefit)/expense on significant items				
- income tax (benefit) on profit on sale of land and buildings (i)	(10)	-	(10)	-
- income tax expense on profit on sale of fixed assets	-	-	-	8
- income tax (benefit) on intangible assets impairment (ii)	(10)	-	(10)	(5)
- income tax (benefit) on restructure costs (iv)	(5)	-	(5)	-
Total income tax (benefit)/expense on significant items	(25)	-	(25)	3
Net significant items income after tax	12	-	12	8

2006 Year

(i) In September 2006, St.George completed the sale and leaseback of its head office building at Kogarah. As a result of the sale, a profit of $41 million before tax ($51 million after associated tax benefit) was recognised during the year.

(ii) During the year, a $32 million ($22 million after tax) impairment was recognised on intangible assets relating to capitalised computer software. This impairment comprises software that has been developed internally where the timing of realisation of associated benefits is uncertain or the value of future benefits are not expected to be fully realised. The impairment also includes software systems that have become obsolete during the year.

(iii) As a result of intense competition in the New Zealand market, the Bank and its joint venture partner Foodstuffs agreed in August 2006 to discontinue their supermarket banking joint venture. Costs associated with the discontinuation of this business totalled $9 million before and after tax. A $3 million minority interest loss has been recognised in respect of these costs, reflecting Foodstuffs' share of the loss.



3.1.1 Significant Items (continued)

(iv) A $16 million ($11 million after tax) restructure provision has been recognised during the year in respect of staff redundancies. The redundancies are primarily attributable to downsizing information technology teams in line with reduced business demand, consolidating interstate loan servicing sites and outsourcing certain administrative functions.

3.1.2 Net Interest Income – Cash AIFRS basis

Net interest income is derived from the Group's lending activities (including securitised loans and bank acceptances), trading securities, certain available for sale investments, hedging instruments and deposits and borrowings (including certain preference share capital).

Net interest income for the year was $2,015 million (30 September 2005: $1,861 million), an increase of 8.3%.

	Half Year				Full Year			
	Sep 06		Mar 06		Sep 06		Sep 05	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Net interest income	1,051		964		2,015		1,861	
Average								
Interest earning assets	99,048	7.22	91,973	7.04	95,483	7.14	84,127	7.03
Interest bearing liabilities	95,379	5.30	88,945	5.11	92,152	5.21	81,026	5.00
Interest spread		1.92		1.93		1.93		2.03
Interest margin		2.12		2.10		2.11		2.21

The increase in net interest income was primarily due to growth in average interest earning assets of 13.5% since 30 September 2005, offset by a 10 basis point reduction in net interest margin to 2.11%. The reduction in net interest margin is primarily due to the increased flow of new retail money into higher interest rate accounts and margin pressure on residential and commercial lending products.

The net interest margin improved by 2 basis points in second half 2006 to 2.12% from 2.10% in first half 2006. This improvement reflects effective management of the mix of loan assets, the introduction of revised pricing on certain higher yielding deposit products and a favourable impact on funding costs due to official cash rate rises during the year.

The growth in average interest earning assets during the year is due to an increase of $10.5 billion or 13.8% in the average balance of loans and receivables. This result is driven by solid growth in the Bank's residential, consumer and commercial loan portfolios.



3.1.2 Net Interest Income – Cash AIFRS basis (continued)


Change in Net Interest Margin
September 2006 year compared to September 2005 year
Percentage (%)
2.65
2.55
2.45
2.35
2.25
2.15
2.05
AGAAP
2.59
(0.38)
AIFRS
2.21
(0.04)
(0.02)
(0.04)
AIFRS
2.11
Sept 2005
AIFRS transition (1)
Sept 2005 restated
Funding mix
Lending spreads - Commercial
Lending spreads - Residential
Sept 2006

(1) The key AIFRS transition items were securitisation resulting in a 30 basis point reduction and reclassifying certain preference share capital from equity to debt having a 6 basis point reduction in net interest margin.

The net interest margin was impacted by the following factors:

(a) Funding mix

Retail funding spreads have continued to be affected by the increased flow of new retail money into higher interest rate accounts, such as the dragondirect saver account.

(b) Lending spreads – Commercial

Commercial lending spreads were impacted by competitive pricing pressures and advancing larger size loans to lower risk customers at finer interest spreads.

(c) Lending spreads – Residential

Residential lending spreads were impacted by continued price competition which has extended to "Low Doc" and "No Deposit" products. There has also been a shift by customers to lower margin fixed rate loans.



3.1.2 Net Interest Income – Cash AIFRS basis (continued)


Change in Net Interest Margin
September 2006 half-year compared to March 2006 half-year
Percentage (%)
2.16
2.14
2.12
2.10
2.08
2.06
2.04
2.02
2.00
AIFRS 2.10
0.01
(0.02)
(0.03)
0.03
0.03
2.12
March 2006
Funding mix
Lending spreads - Commercial
Lending spreads - Residential
Yield curve
Free funds
Sept 2006

(a) Funding mix

Retail funding spreads improved on higher yielding interest rate accounts due to the introduction of revised pricing on certain deposit accounts.

(b) Lending spreads – Commercial

Commercial lending spreads were impacted by competitive pricing pressures and advancing larger size loans to lower risk customers at finer interest spreads.

(c) Lending spreads - Residential

Residential lending spreads were impacted by continued price competition which has extended to "Low Doc" and "No Deposit" products. There has also been a shift by customers to lower margin fixed rate loans.

(d) Yield Curve

The Group's Balance sheet management activities have made a stronger contribution when compared to the previous half year. There was also a favourable impact on funding costs due to official cash rate rises during the year.

(e) Free funds

The benefit gained from free funds increased during the half due to the issue of Step-up preference shares in June 2006.



3.1.3 Non-Interest Income – Full AIFRS basis

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Non-Interest Income				
Trading income	36	34	70	60
Product fees and commissions				
- lending	60	54	114	100
- deposit and other accounts	114	105	219	213
- electronic banking	104	98	202	187
Managed funds fees	130	124	254	223
Factoring and invoice discounting income	10	10	20	19
Net profit on disposal of land and buildings	5	2	7	3
Profit on sale of businesses	-	4	4	9
Trust distributions	4	5	9	4
Rental income	4	4	8	11
Profit on sale of shares	-	10	10	4
Dividend income	3	3	6	5
Other income	9	7	16	10
Non-interest income before significant items and hedging and non-trading derivatives	**479**	**460**	**939**	**848**
Add: Hedging and non-trading derivatives volatility	4	10	14	(15)
Non-interest income before significant items	**483**	**470**	**953**	**833**

Trading income

Trading generates net interest income and non-interest income. Details are as follows:

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Net Interest Income				
Treasury trading	22	23	45	57
St.George Insurance investment portfolio	5	6	11	8
Total net interest income	27	29	56	65
Non-Interest Income				
Treasury trading	36	22	58	35
St.George Insurance investment portfolio	-	12	12	25
Total non-interest income	36	34	70	60
Total trading income	63	63	126	125

Total treasury trading income was $103 million (30 September 2005: $92 million) reflecting favourable market conditions. Total income from St.George Insurance's investment portfolio was $23 million (30 September 2005: $33 million), reflecting reduced returns from equity investments.

3.1.3 Non-Interest Income – Full AIFRS basis (continued)

Non trading derivatives

Non trading derivatives represents the impact of hedge ineffectiveness and the fair value movement in the Group's Depositary Capital Securities and related swaps.

Non trading derivatives gain was $14 million for the year compared to a loss of $15 million last year.

Product fees and commissions

Product fees and commissions income increased by 7.0% to $535 million from $500 million last year.

Lending fees – increased by 14.0% to $114 million from $100 million last year. This reflects both higher lending volumes and the impact of increased fees to align with market, effective from 1 July 2006 on unsecured and residential loan portfolios.

Deposits and other accounts – fees increased by 2.8% to $219 million from $213 million last year.

Electronic banking – fees increased by 8.0% to $202 million from $187 million last year. This reflects increased transaction volumes and revised pricing on certain transactions and servicing fees to align with market, effective from 1 July 2006.

Managed funds fees

Fee income from managed funds increased by 13.9% to $254 million compared to $223 million last year. The increase is due to strong growth of 20.3% in managed funds to $39.3 billion from $32.6 billion last year. This growth reflects strong net inflows of funds and continued strength of investment markets.

Net profit on disposal of land and buildings

The net profit on sale of $7 million for the year primarily relates to the Bank's ongoing branch sale and leaseback program. This excludes a profit of $41 million recognised on the sale and leaseback of the Bank's head office at Kogarah that is disclosed as a significant item.

Profit on sale of shares

A profit of $10 million was recognised during the year on the sale of shares (30 September 2005: $4 million). This primarily comprises a $8 million gain on the sale of the Bank's equity interest in Ascalon completed in first half 2006.

Other income

Other income increased to $16 million compared to $10 million last year. The increase is primarily due to a $4 million gain from Mastercard's initial public offering.



3.1.4 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Year ended	Sep 2006 $M	Sept 2005 $M
Income		
Managed funds fees for the year	254	223
Managed funds		
Funds under administration (Asgard)	29,040	23,443
Funds under management	7,123	6,462
Funds under advice	3,105	2,737
Total managed funds	39,268	32,642

Managed funds rose by 20.3% to $39.3 billion compared to 30 September 2005. Asgard's funds under administration rose by 23.9% compared to 30 September 2005. This growth reflects favourable equity markets and sustained investor confidence together with expanded distribution channels and product innovation.

The growth in Asgard's funds under administration reflects increased sales, strong equity markets, low redemption rates and benefits from the removal of the superannuation surcharge.

Funds under management grew by 10.2% to $7.1 billion which relates to Advance Funds Management which is an established product packaging business.


Managed Funds
$ billion
$ million
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
270
250
230
210
190
170
150
12.4
5.0
178
14.3
5.5
172
18.3
6.5
197
23.4
9.2
223
29.0
10.2
254
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Asgard
Other managed funds
Managed funds fees (RHS)



3.1.5 Operating Expenses - Cash AIFRS basis

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Staff expenses				
Salaries	308	289	597	553
Contractors' fees	1	4	5	9
Superannuation	26	26	52	46
Payroll tax	19	20	39	35
Fringe benefits tax	4	3	7	9
Share based compensation	6	6	12	13
Other	14	12	26	25
Total staff expenses	378	360	738	690
Computer and equipment costs				
Depreciation	19	19	38	40
Amortisation - intangible assets	17	15	32	38
Rental on operating leases	3	4	7	9
Other (1)	36	37	73	71
Total computer and equipment costs	75	75	150	158
Occupancy costs				
Depreciation	14	15	29	27
Rental on operating leases	35	35	70	70
Other (2)	25	18	43	41
Total occupancy costs	74	68	142	138
Administration expenses				
Advertising and public relations	27	22	49	49
Consultants	12	9	21	30
Fees and commissions	10	16	26	29
Postage	12	9	21	18
Printing and stationery	20	17	37	36
Subscription and levies	4	5	9	8
Telephone	6	5	11	10
Other (3)	48	47	95	110
Total administration expenses	139	130	269	290
Operating expenses before goodwill and significant items	666	633	1,299	1,276
Ratios - cash AIFRS				
Operating expenses as a % of average assets	1.29%	1.33%	1.31%	1.45%
Expense to income ratio	43.5%	44.5%	44.0%	47.1%

(1) Other computer and equipment costs primarily comprise software and hardware maintenance and data line communication costs.

(2) Other occupancy costs primarily comprise management fees paid for property facility management and security services.

(3) Other administration expenses primarily comprise audit and related service fees, legal services, travel costs, non-lending losses and financial charges.



3.1.5 Operating Expenses - Cash AIFRS basis (continued)


Total Operating Income
$ million
3,100
3,000
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,167
2,361
2,570
2,709
2,954
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP (before significant items)
Cash AIFRS (incl. AASB 132 and 139)


Operating Expenses
$ million
1,350
1,300
1,250
1,200
1,150
1,100
1,135
1,170
1,222
1,276
1,299
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP (before goodwill and significant items)
Cash AIFRS (incl. AASB 132 and 139)


Operating Expense to Income Ratio
54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
52.4%
49.6%
47.5%
47.1%
44.0%
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP (before goodwill and significant items)
Cash AIFRS (incl. AASB 132 and 139)



3.1.5 Operating Expenses - Cash AIFRS basis (continued)

Total operating expenses

Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill impairment and significant items) were $1,299 million for the year (30 September 2005: $1,276 million), an increase of 1.8%. Operating expenses (before goodwill and significant items) increased by 5.2% in second half 2006. These results reflect tight cost control, together with disciplined investment in future growth by increasing staff in customer facing functions.

Staff expenses

Staff expenses increased by $48 million or 7.0% to $738 million compared to last year. This increase includes an average wage increase of 4.3%, effective 1 October 2005 and increased staff to drive the Bank's growth in Victoria, Queensland, Western Australia and Middle Market segments. Staff numbers have also been increased in risk management functions.

Computer and equipment costs

Computer costs decreased by $8 million or 5.1% to $150 million from $158 million last year. The decrease is primarily due to a $6 million reduction in the amortisation of intangible assets relating to computer software. The balance of deferred expenditure at 30 September 2006 was $104 million (30 September 2005: $107 million).

Occupancy costs

Occupancy costs increased by $4 million or 2.9% to $142 million, reflecting increased costs associated with security and leasing.

Administration expenses

Administration costs decreased by $21 million to $269 million compared to $290 million last year. This reflects tight cost control and a lower level of spend in consultancy fees and other costs relating to AIFRS projects and a reduction in non-lending losses.



3.1.6 Bad and Doubtful Debts Expense – Cash AIFRS basis

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Specific provisions (net of recoveries)				
Residential loans	7	2	9	1
Consumer loans	43	33	76	59
Commercial loans	22	14	36	38
Other	-	-	-	2
Total	**72**	**49**	**121**	**100**
Collective provision	7	16	23	28
Bad and doubtful debts expense	**79**	**65**	**144**	**128**
Movement in general reserve for credit losses				
- establishment of reserve	-	68	68	-
- movement	3	4	7	-
- APRA AIFRS transition adjustment	42	-	42	-
Total movement in general reserve for credit losses	**45**	**72**	**117**	**-**
Bad and doubtful debts expense:				
As a percentage of average gross loans [1] (annualised)	**0.24%**	**0.21%**	**0.23%**	**0.22%**
As a percentage of average risk weighted assets (annualised)	**0.30%**	**0.26%**	**0.28%**	**0.28%**
As a percentage of average assets [2] (annualised)	**0.18%**	**0.16%**	**0.17%**	**0.17%**

(1) Excludes securitised loans and bank acceptances
(2) Excludes securitised loans

The bad and doubtful debts charge was $144 million compared to $128 million last year. Comparatives have been adjusted to reflect AIFRS loan loss provisioning requirements. The collective loan provision relates to loans that are found not to be individually impaired.

The specific provision charge was $121 million compared to $100 million last year. The increase in loan losses on residential loans is primarily attributable to the impact of falling property prices. The level of residential loan bad debts are off a small base and overall remain at a low level. The level of arrears on residential loans remains low and is consistent with prior years. The increase in unsecured consumer loan write-offs is due to growth in the portfolio, consumer spending behaviour and the adoption in second half 2006 of an earlier timeframe for transferring problem loans between collective and specific provisions. Commercial loan provisions increased in second half 2006 due to a lower level of bad debt recoveries compared to first half 2006.

The collective provision charge decreased by $9 million in second half 2006 compared to first half 2006, primarily due to seasonal movements in arrears and the adoption of an earlier timeframe for transferring problem unsecured consumer loans from the collective provision to the specific provision as noted above. Arrears levels for unsecured consumer lending typically peak in the months following Christmas and then gradually decline. This behaviour contributed to the higher first half 2006 charge. The $5 million decrease in the collective provision charge compared to last year is primarily due to the adoption of the earlier specific provision recognition timeframe for unsecured consumer loans.

The general reserve for credit losses increased by $117 million during the year due to the following factors:

(1) In accordance with APRA's proposed AIFRS requirements for loan provisioning, the Bank established a $68 million general reserve for credit losses at 1 October 2005. At this date, the after tax balance of the collective provision and the general reserve for credit losses represented 0.5% of risk weighted assets.



3.1.6 Bad and Doubtful Debts Expense – Cash AIFRS basis

(2) In July 2006, following the finalisation of APRA's AIFRS loan loss provisioning requirements, the Group increased the general reserve for credit losses by $42 million. Under APRA's final rules, $60 million of the collective provision ($42 million after tax equivalent) was deemed to represent a provision for incurred losses rather than future credit losses from unidentified sources. As a result, $60 million of the collective provision was not eligible for inclusion when calculating APRA's 0.5% risk weighted assets loan provisioning requirement.

(3) The general reserve for credit losses increased by a further $7 million during the year primarily due to the growth in risk weighted assets.

At 30 September 2006, the Group is well provisioned with the $117 million balance of the general reserve for credit losses together with $148 million portion of the collective provision not relating to incurred losses (after tax), representing 0.5% of risk weighted assets.

3.1.7 Income Tax Expense – Cash AIFRS basis

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Cash AIFRS profit before tax	785	726	1,511	1,308
Prima facie income tax payable calculated at 30% of operating profit	235	218	453	392
Add: tax effect of differences which increase tax payable				
Preference dividends classified as interest expense	4	7	11	14
Tax losses not recognised	1	1	2	3
Share based payments expense	2	2	4	4
Underprovision for income tax in prior year	1	2	3	1
Other	3	-	3	-
Less: tax effect of differences which reduce tax payable				
Deduction allowable on shares issued to employees	(1)	(1)	(2)	(2)
Difference between accounting profit and assessable profit on sale of shares	-	(3)	(3)	(6)
Difference between accounting profit and assessable profit on sale of buildings	(1)	-	(1)	1
Difference between accounting profit and assessable profit on sale of businesses	-	-	-	(4)
Rebatable dividends	(1)	(1)	(2)	(2)
Other	-	(2)	(2)	(1)
Total income tax expense	**243**	**223**	**466**	**400**
Effective tax rate %	31.0	30.7	30.8	30.6



3.1.8 Segmental Results - Cash AIFRS basis

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank ("RB") – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in this segment.
- Institutional and Business Banking ("IBB") - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.
- BankSA ("BSA") – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.
- Wealth Management ("WM") – responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.



3.1.8 Segmental Results - Cash AIFRS (continued)

Year ended 30 September 2006	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Consolidated $M
Total revenue	1,501	704	385	364	2,954
Bad and doubtful debts	105	29	9	1	144
Operating expenses	699	254	163	183	1,299
Total segment expenses	804	283	172	184	1,443
Profit before tax	697	421	213	180	1,511
Expense to income ratio %	46.6%	36.1%	42.3%	50.3%	

Year ended 30 September 2005 (1)	Retail Bank $M	Institutional & Business Banking $M	Bank SA $M	Wealth Management $M	Consolidated $M
Total revenue	1,394	648	352	315	2,709
Bad and doubtful debts	87	35	7	(1)	128
Operating expenses	708	237	159	172	1,276
Total segment expenses	795	272	166	171	1,404
Share of profit in associates	-	(3)	-	-	(3)
Profit before tax	599	379	186	144	1,308
Expense to income ratio %	50.8%	36.6%	45.2%	54.6%	

(1) Comparative figures have been amended from those reported in the 31 March 2006 profit announcement to reflect a consistent divisional allocation basis of the collective provision charge.



3.1.8 Segmental Results - Cash AIFRS (continued)

Retail Bank ("RB")

- RB's contribution to profit before tax grew to $697 million (30 September 2005: $599 million), an increase of 16.4%.
- Total income increased by 7.7% to $1,501 million reflecting strong underlying growth in home loans and consumer loans together with improved margins on retail deposits. Total income increased by 7.0% to $776 million in second half 2006 compared to $725 million in first half 2006.
- Operating expenses were effectively controlled during the year decreasing to $699 million compared to $708 million last year. This was mainly due to cost reductions during the wind down of the New Zealand joint venture which was exited late in the financial year. Process efficiencies were also realised within back-office areas. The expense to income ratio fell to 46.6% from 50.8% last year.
- Bad and doubtful debts were $105 million compared to $87 million last year, reflecting increased provisioning on unsecured consumer and residential loans. Refer page 36 for further details.

Institutional & Business Banking ("IBB")

- IBB's contribution to profit before tax was $421 million (30 September 2005: $379 million), an increase of 11.1%. IBB comprises the Middle Market segment, auto and equipment lending and financial markets. There has been strong growth in Middle Market receivables during the year, assisted by further branch expansion, increasing the number of relationship managers, continued focus on interstate expansion and industry diversification.
- Total income increased by 8.6%, reflecting strong growth in commercial loans in second half 2006 and solid Treasury trading and sales.
- Operating expenses increased to $254 million compared to $237 million last year. The increase is due to further investment in the "Best Business Bank" program. The expense to income ratio decreased to 36.1% from 36.6% last year.
- Bad and doubtful debts decreased to $29 million compared to $35 million last year.

Bank SA ("BSA")

- BSA's contribution to profit before tax was $213 million (30 September 2005: $186 million), an increase of 14.5%.
- Total income increased by 9.4% to $385 million reflecting the continued success of BSA's "local market" model that resulted in strong growth in housing, consumer and commercial loan portfolios during the year.
- Operating expenses increased by $4 million to $163 million compared to last year. The expense to income ratio fell to 42.3% from 45.2% last year.



3.1.8 Segmental Results - Cash AIFRS (continued)

Wealth Management ("WM")

- WM's contribution to profit before tax was $180 million (30 September 2005: $144 million), an increase of 25.0%.
- Total income increased by 15.6% to $364 million reflecting strong growth in managed funds and margin lending receivables. Contributing to the growth in margin lending was the acquisition of HSBC's $398 million portfolio in August 2006.
- Operating expenses increased by 6.4% to $183 million from $172 million last year. The expense growth predominately represents the cost of additional staff required to support service delivery for the growing wealth portfolio. The expense to income ratio improved to 50.3% from 54.6% last year.

3.1.9 Lenders Mortgage Insurance

St.George Insurance Pte Ltd ("SGI") is a wholly owned subsidiary of the Bank that was established in Singapore in 1989 to provide mortgage insurance products to the Bank. SGI insures residential loans which, under the Bank's credit policies, require mortgage insurance.

SGI is subject to the regulatory requirements of the Monetary Authority of Singapore.

In accordance with APRA's reforms to the Australian lenders mortgage insurance (LMI) industry, which took effect from 1 January 2006, APRA requires the Bank to utilise an LMI provider that is incorporated in Australia to satisfy the conditions of an "acceptable" LMI provider. Under the transitional provisions of the standards, the Bank had until 1 January 2008 to complete the transfer of SGI's operations to Australia. However, the transfer was completed at the close of business on 29 September 2006, being the last business day of the financial year.

A new Australian based company, St.George Insurance Australia Pty Limited (SGIA), assumed all of the assets and liabilities of the Group's former LMI provider on this date. SGIA is licensed as a General Insurer by APRA and commenced underwriting the Bank's LMI business from 2 October 2006. SGI ceased writing the Bank's LMI business as at the close of business on 29 September 2006.

Loans insured by the Bank's mortgage insurer as at 30 September 2006 had a total value of $34.9 billion. The actuarial assessment completed as at 30 September 2006 has determined that the reserves held to meet potential claims are conservative.

The mortgage insurer has a limit of liability for each policy year for loans with a loan to valuation ratio (LVR) exceeding 80% based upon the amount of loans originated in the policy year.

Up until 30 September 2003 that limit of liability was 5% of the loans advanced with the mortgage insurer retaining risk in the range of the first 0.5% to 0.78% of the limits of liability. The remaining risk is covered by the mortgage insurer's reinsurance arrangements, up to the 5% limit.

Post September 2003 to 30 September 2006 the limits of liability were 2% for St.George Bank loans that are not securitised and 5% for securitised loans. The mortgage insurer retains the risk for the first 0.765% of the limit of liability and the excess above the reinsurance threshold of 2% to 5% for those loans that are securitised.



3.1.9 Lenders Mortgage Insurance (continued)

During its history, the mortgage insurer has not made a claim under its reinsurance treaties.

The mortgage insurer's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by the mortgage insurer and the Bank.

SGI had its credit rating upgraded from A to A+ by Standard and Poor's in January 2006. In May 2006, Moody's upgraded SGI's credit rating to A1 from A2. SGI has an AA- rating from Fitch Ratings.

Each of the above rating agencies have confirmed an equal rating for SGIA. The ratings for SGI will be withdrawn.

The mortgage insurer is not reported as a separate segment in the Group's segmental results. Its results are included within the Retail Bank and BankSA segments. Due to the significance of the mortgage insurer's operations, a summary of its financial results are disclosed in the following table:

Performance Summary

		Half Year		Full Year	
		30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2006 $M	30 Sep 2005 $M
Underwriting income		29	24	53	36
Investment portfolio income		10	20	30	38
Claims		(1)	-	(1)	(1)
Other expenses		(3)	(2)	(5)	(5)
Profit before tax		35	42	77	68
Income tax expense		(6)	(10)	(16)	(12)
Profit after tax		29	32	61	56
Total assets		340	334	340	328
Investment portfolio		336	334	336	328
Shareholders' equity		197	188	197	196
Performance ratios					
• Loss Ratio (1)	%	4.5	0.7	2.8	1.1
• Expense Ratio (2)	%	7.1	8.8	7.8	8.0
• Combined Ratio (3)	%	11.6	9.5	10.6	9.1
Return on - (Annualised)					
• Average Assets	%	17.38	21.60	18.42	22.47
• Average Shareholders' Equity	%	29.75	32.40	30.57	30.07
Profit before tax by source					
• Mortgage Insurance	%	72.4	51.7	61.2	44.1
• Investment Portfolio	%	27.6	48.3	38.8	55.9
Contribution to Group profit (4)					
• before tax	$M	27	31	58	51
• after tax	$M	17	22	39	36

(1) Net claims incurred divided by net premiums earned.
(2) Underwriting expenses divided by net premium earned.
(3) The sum of (1) and (2).
(4) Full AIFRS basis for 2005 comparative figures.
The assets above are shown on a pre-business transfer basis.
The above ratios are calculated on the mortgage insurer's results rounded to the nearest thousand dollars.



3.1.9 Lenders Mortgage Insurance (continued)

On a stand alone basis, the mortgage insurance entity recognises premium income over the expected period of the risk. On consolidation, intercompany transactions between the mortgage insurance entity and the Bank are eliminated. In accordance with AIFRS, from 1 October 2005, loan risk fees collected by the Bank in respect of mortgage insurance activities are regarded as fees that are integral to those loans and recognised as an adjustment to the yield of the loan. Such fees are deferred and amortised to interest income over the estimated life of the loan using the effective interest rate method. The mortgage insurer's tax expense is lower when compared to the tax expense in its contribution to the Group result. This is due to the differential between the lower tax rate in Singapore compared to Australia being required to be paid by St.George Bank as attribution tax in Australia. Hence, the contribution to Group profit by the mortgage insurer is lower than its stand alone statutory profit result as noted in the above table.



3.2 Group Position Summary

As at	Full AIFRS 30 Sep 2006 $M	Full AIFRS 31 Mar 2006 $M	Statutory AIFRS 30 Sep 2005 $M
Assets			
Cash and liquid assets	1,081	1,128	1,184
Receivables from other financial institutions	1,182	975	1,111
Assets at fair value through the income statement	6,192	5,726	6,007
Derivative assets	1,093	1,277	-
Available for sale investments	1,541	1,367	-
Investment securities	-	-	1,149
Loans and other receivables	81,516	77,197	72,949
Bank acceptances of customers	11,908	9,842	7,098
Property, plant and equipment	334	443	452
Intangible assets	1,291	1,282	1,268
Other assets	864	808	1,141
Total Assets	107,002	100,045	92,359
Liabilities			
Retail funding and other borrowings	91,647	85,341	77,049
Payables to other financial institutions	401	421	91
Bank acceptances	7,287	7,264	7,098
Derivative liabilties	1,190	1,025	-
Bills payable and other liabilities	1,134	1,045	2,734
Total Liabilities	101,659	95,096	86,972
Net Assets	5,343	4,949	5,387
Shareholders' Equity			
Share capital	4,376	4,171	4,105
Reserves	151	72	23
Retained profits	798	685	906
Minority interests in controlled entities	18	21	353
Total Shareholders' Equity	5,343	4,949	5,387
Shareholders' equity as a percentage of total assets	4.99%	4.95%	5.83%
Net tangible assets per ordinary share issued	$6.73	$6.30	$6.01
Number of ordinary shares issued (000's)	526,247	524,220	520,407

2005 year comparative figures have not been restated for the impact of AASB 132 and AASB 139 which are effective from 1 October 2005.

3.2.1 Total Assets

Total assets were $107.0 billion at 30 September 2006 (30 September 2005: $92.4 billion), an increase of 15.9% reflecting growth of 14.8% in lending assets (including bank acceptances and securitised loans) to $93.4 billion at 30 September 2006.


Total Assets
$ billion
120
110
100
90
80
70
60
50
55
63
70
92
107
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
Statutory AIFRS
Full AIFRS (incl. AASB 132 and 139)


Total Liabilities
$ billion
110
100
90
80
70
60
50
51
58
65
87
102
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
Statutory AIFRS
Full AIFRS (incl. AASB 132 and 139)


Shareholders' Equity as a Percentage of Total Assets
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
6.98%
6.96%
7.19%
5.83%
4.99%
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
Statutory AIFRS
Full AIFRS (incl. AASB 132 and 139)

The key impacts of AIFRS on the balance sheet are the consolidation of securitised assets and related funding. From 1 October 2005, the Bank has complied with AASB 132 and AASB 139, the main impact on the balance sheet arising from these standards has been to reclassify PRYMES and DCS from shareholders' equity to retail funding and other borrowings.



3.2.2 Lending Assets

Lending assets increased to $93.4 billion (30 September 2005: $81.4 billion), an increase of 14.8%. Annualised growth since 31 March 2006 was 14.7%.

As at	Full AIFRS 30 Sep 2006 $M	Full AIFRS 31 Mar 2006 $M	Statutory AIFRS 30 Sep 2005 $M
Residential			
Housing loans	24,362	25,685	24,878
Securitised housing loans	17,998	14,826	13,225
Home equity loans	20,337	19,217	18,189
Total Residential	62,697	59,728	56,292
Consumer			
Personal loans	2,573	2,507	2,353
Line of credit	1,268	1,166	1,084
Margin lending	2,572	1,806	1,580
Total Consumer	6,413	5,479	5,017
Commercial			
Commercial loans	9,806	9,427	9,614
Bank bill acceptances	11,615	9,573	8,143
Hire purchase	2,084	1,989	1,960
Leasing	433	422	407
Total Commercial	23,938	21,411	20,124
Foreign exchange cash advances	31	39	30
Structured financing	613	643	146
Gross lending assets	93,692	87,300	81,609
General provision	-	-	219
Collective provision [(1)]	268	261	-
Net lending assets	93,424	87,039	81,390
Lending assets are comprised of:			
Net loans and receivables	81,516	77,197	72,949
Bank acceptances - commercial	11,615	9,573	6,800
Bank acceptances - margin lending	293	269	298
Bill financing held in trading securities	-	-	1,343
Net lending assets	93,424	87,039	81,390

(1) Collective provision calculated in accordance with full AIFRS for 30 September 2006 year and 31 March 2006 half year. 2005 year comparatives have not been amended to reflect this AIFRS change.



3.2.2 Lending Assets (continued)

Residential loans increased by 11.4% to $62.7 billion from $56.3 billion as at 30 September 2005. Excluding SGBNZ, residential loans grew by 12.2% compared to last year. Continuing to leverage the third party mortgage broker channel as well as further investment in increasing the productivity of the Bank's proprietary channel has contributed to strong lending growth in Victoria, Queensland and Western Australia. Within residential loans, higher margin home equity loans increased by 11.8% to $20.3 billion.

Consumer loans increased by 27.8% to $6.4 billion (30 September 2005: $5.0 billion) due to strong growth in personal loans, margin lending and credit cards together with the acquisition of HSBC's $398 million margin lending portfolio in August 2006. Excluding this acquisition, the consumer loan portfolio grew by 19.9%. Growth in credit cards of 17.0% was assisted by the launch of "Vertigo", a new style low interest rate credit card during the year.

Commercial loans grew by 19.0% to $23.9 billion from $20.1 billion at 30 September 2005. Annualised growth in commercial loans since 31 March 2006 was 23.6%, despite intense competition and the slow down in the property market, particularly in New South Wales. Middle market receivables grew by 23.9% since 30 September 2005. This strong growth is as a result of consistent investment in the business, increasing customer facing staff and opening new service centres.

Structured finance loans grew to $613 million from $146 million at 30 September 2005. In March 2006, the Bank provided a $500 million loan to a AAA rated OECD bank.



3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) were $52 million at 30 September 2006 (30 September 2005: $51 million). Past 90 day due loans were $181 million compared to $182 million at 30 September 2005.

As at	30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2005 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	74	70	70
Specific Provisions	34	35	26
Net Loan Balances	40	35	44
Without provisions:			
Gross Loan Balances	11	9	7
Total Non-accrual Loans:			
Gross Loan Balances	85	79	77
Specific Provisions	34	35	26
Net Loan Balances	51	44	51
Section 2 - Restructured Loans			
Without provisions:			
Gross Loan Balances	1	1	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	-	-	-
Total impaired assets (1)	52	45	51
Section 4 - Past Due Loans (Consumer segment) (2)			
Residential loans	118	128	117
Other	63	76	65
Total	181	204	182

(1) These balances consist of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis, except where a loan has been individually identified and a provision has been raised.

(2) Past due items relates to the Group's consumer lending portfolio and do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000.


Non-Accrual Loans
$ million
60
50
40
30
20
10
0
0.10%
0.09%
0.08%
0.07%
0.06%
0.05%
0.04%
0.03%
0.02%
0.01%
0.00%
38
22
21
51
51
0.09%
0.04%
0.04%
0.06%
0.05%
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Net non-accrual loans
Net non-accrual loans/net receivables (excludes securitised loans and bank acceptances)
Net non-accruals/net receivables



3.2.3 Impaired Assets (continued)

As at	**30 Sep 2006**	**31 Mar 2006**	**30 Sep 2005**
Specific provision coverage for non-accruals	40.00%	44.30%	33.77%
Gross non-accruals / Net receivables	0.09%	0.09%	0.09%
Net non-accruals / Net receivables	0.05%	0.05%	0.06%

3.2.4 Loan Impairment Provisions and General Reserve for Credit Losses

	Half Year		Full Year	
	Sep 2006 $M	Mar 2006 $M	Sep 2006 $M	Sep 2005 $M
General provision				
Balance at beginning of period	-	219	219	209
Net provision movement during the period	-	-	-	10
Write-back of general provision on transition to AIFRS [1]	-	(219)	(219)	-
Balance at end of period	-	-	-	219
Collective provision [2]				
Balance at beginning of period	261	-	-	-
Establish provision on transition to AIFRS [1]	-	245	245	-
Net provision movement during the period	7	16	23	-
Balance at end of period	268	261	268	-
Specific provision				
Balance at beginning of period	36	69	69	73
Write-back of portfolio provisions on transition to AIFRS [1]	-	(35)	(35)	-
Net provision movement during the period	72	49	121	100
Bad debt write offs	(77)	(47)	(124)	(104)
Balance at end of period	31	36	31	69
General reserve for credit losses [3]				
Balance at beginning of period	72	-	-	-
Establishment of reserve on transition to AIFRS [1]	-	68	68	-
Transfer from retained profits during the period	3	4	7	-
APRA transition adjustment	42	-	42	-
Balance at end of period	117	72	117	-
Total provisions and general reserve for credit losses	416	369	416	288

(1) Adjusted against opening retained earnings at 1 October 2005.
(2) 2005 year comparative figures prepared on a statutory AIFRS basis.
(3) The general reserve for credit losses was established by an appropriation from retained earnings.

In accordance with AIFRS, the general provision has been reversed and replaced with a collective provision which is tax effected. Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

At 1 October 2005, the Group established a $68 million general reserve for credit losses to satisfy APRA's proposed AIFRS loan loss provisioning requirements.

In July 2006, a further $42 million increase was required following APRA finalising their rules which resulted in $60 million of the collective provision ($42 million after tax equivalent) being deemed ineligible to satisfy the 0.5% of risk weighted assets loan provisioning requirement.

At 30 September 2006, $148 million of the after tax equivalent of the collective provision is considered to satisfy APRA's general provision definition which, when taken together with the $117 million balance of the general reserve for credit losses, represents 0.5% of risk weighted assets.



3.2.5 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $91.6 billion at 30 September 2006, an increase of 18.9% since 30 September 2005.

As at	30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2005 $M
Retail funding	43,091	41,772	39,386
Other deposits	6,361	7,833	5,494
Offshore borrowings	16,526	14,294	13,139
Domestic borrowings	3,998	2,802	3,269
Subordinated debt	2,032	1,764	1,956
Preference shares	390	395	-
Securitisation and asset-backed conduit funding	19,249	16,481	13,805
Total	91,647	85,341	77,049
Retail funding as a % of Total Retail Funding and Other Borrowings [1]	59.8%	61.0%	62.3%

(1) Excluding securitisation, asset-backed conduit funding and preference shares


Retail Funding
$ billion
45
43
41
39
37
35
33
31
29
27
29.7
33.9
36.1
39.4
43.1
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
Full AIFRS


Other Borrowings
$ billion
51.0
46.0
41.0
36.0
31.0
26.0
21.0
16.0
17.0
18.0
21.3
37.7
48.6
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
Full AIFRS



3.2.5 Retail Funding and Other Borrowings (continued)


Retail Funding as a % of Total Retail Funding and Other Borrowings (1)
66%
65%
64%
63%
62%
61%
60%
59%
58%
57%
63.6%
65.2%
62.9%
62.3%
59.8%
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
AIFRS (excl. AASB 132 and 139)
Full AIFRS

(1) Excludes securitisation funding, asset-backed conduit funding and preference shares

Retail funding

Retail funding has grown by 9.4% to $43.1 billion since 30 September 2005 and accounts for 59.8% of total funding and other borrowings excluding securitisation, asset-backed conduit funding and preference shares (30 September 2005: 62.3%). Excluding SGBNZ, growth in retail funding was 10.7% compared to last year.

As at	30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2005 $M
Transaction	15,194	14,340	13,236
Savings	571	550	586
Fixed Term	13,888	12,961	12,396
Direct Saver	6,644	6,731	6,080
Investment	6,794	7,190	7,088
Total Retail Funding	43,091	41,772	39,386

Compared to last year, transaction accounts have grown 14.8% to $15.2 billion, direct saver accounts grew by 9.3% to $6.6 billion, fixed term accounts grew 12.0% to $13.9 billion, and investment accounts, which comprise the Portfolio Cash Management Account and the Powersaver Accounts were $6.8 billion compared to $7.1 billion last year. Strong growth was also achieved in the Group's business deposits with growth of 16.2% to $5.9 billion during the year.

The Bank's strategy is to balance volume growth in retail funding with margin management. Strong balance sheet growth has resulted in an increase in the proportion of wholesale funding. As a result, the retail funding ratio reduced to 59.8% compared to 62.3% last year.

3.2.5 Retail Funding and Other Borrowings (continued)

Other borrowings

Other borrowings excluding securitisation, asset-backed conduit funding and preference shares increased to $28.9 billion from $23.9 billion at 30 September 2005. Debt issues during the year included the following:

- In January 2006, the Bank issued GBP 375 million of floating rate notes, maturing in January 2011.
- In April 2006, the Bank issued A$900 million of floating rate and A$400 million of fixed rate transferable deposits, maturing in April 2011.
- In June 2006, the Bank issued EUR 600 million of floating rate notes, maturing in June 2011.
- In July 2006, the Bank issued A$300 million of subordinated notes that qualify as Tier 2 capital for capital adequacy purposes, maturing in July 2016.



3.2.6 Shareholders' Equity

Shareholders' equity of $5,343 million represents 4.99% of total assets as at 30 September 2006. Shareholders' equity is comprised of the following items:

As at	30 Sep 2006 $M	31 Mar 2006 $M	30 Sep 2005 $M
Ordinary share capital			
- Ordinary equity	3,878	3,819	3,454
- Treasury shares	(10)	(8)	-
Total ordinary share capital	3,868	3,811	3,454
PRYMES [1]	-	-	291
DCS [2]	-	-	334
SAINTS	345	345	345
Step-up preference shares	148	-	-
Retained profits	798	685	906
General reserve	15	15	15
General reserve for credit losses	117	72	-
Foreign currency translation reserve	(1)	(2)	4
Cash flow hedge reserve	-	(28)	-
Equity compensation reserve	29	22	17
Depositors' and borrowers' redemption reserve	2	2	2
Available for sale reserve	4	6	-
Minority interests	18	21	19
Shareholders' equity	5,343	4,949	5,387

(1) Converted into ordinary shares in February 2006
(2) Reclassified to debt from 1 October 2005

Below is a table detailing the movements in ordinary equity during the year.

	$M	Number of shares
Balance as at 1 October 2005	3,454	520,407,464
Conversion of PRYMES into ordinary shares	307	10,309,170
Buyback [1]	(77)	(11,677,657)
Shares issued under various plans:		
Dividend Reinvestment Plan - 2005 final ordinary dividend	127	4,482,131
Employee Reward Share Plan	-	241,366
Executive Performance Share Plan	-	269,314
Executive Option Plan	9	513,522
Dividend Reinvestment Plan - 2006 interim ordinary dividend	59	2,033,263
Treasury Shares	(10)	(331,213)
Issue costs	(1)	-
Balance as at 30 September 2006	3,868	526,247,360

(1) $224 million of the buy-back was deemed to be a fully franked dividend and charged against retained profits.



3.2.7 Sell Back Rights

The Full Federal Court hearing on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when granted was held on 12 November 2004. On 8 August 2005, the Full Federal Court held that the affected shareholders should not be taxed on the value of the Sell Back Rights. In September 2005, the Commissioner of Taxation lodged a request with the High Court of Australia seeking leave to appeal the decision of the Full Federal Court on this matter.

In February 2006, the High Court granted the Commissioner of Taxation leave to appeal against the decision of the Full Federal Court. The hearing was held on 14 June 2006. The High Court's decision is likely to be handed down by the end of 2006.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 77 cents per ordinary share.

100 percent of the dividend payment will be franked at 30% and will be paid on 19 December 2006. Ordinary shares will trade ex-dividend on 29 November 2006.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 5 December 2006 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the final dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 5 December 2006. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 7 December 2006. A combined DRP advice/holding statement will be despatched to DRP participants on or around 5 January 2007.

1. Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457



3.3.1 Dividends (continued)


Ordinary Dividends - Final and Interim
Cents per share
155
145
135
125
115
105
95
85
75
80
95
122
137
151
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06


Earnings Per Share
Cents per share
210
200
190
180
170
160
150
140
130
120
124.7
142.2
160.8
173.1
195.8
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Previous AGAAP
Cash AIFRS



3.3.1 Dividends (continued)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount $M	Franked
DCS (Classified as liability)			
1 October 2005 - 31 December 2005	31 December 2005	7	No
1 January 2006 - 30 June 2006	30 June 2006	14	No
1 July 2006 - 30 September 2006 (1)	31 December 2006	7	No
		28	
PRYMES (2) (Classified as liability)			
1 October 2005 - 20 February 2006	20 February 2006	8	100% franked at 30%
SAINTS (Classified as equity)			
1 October 2005 - 19 November 2005	21 November 2005	2	100% franked at 30%
20 November 2005 - 19 February 2006	20 February 2006	4	100% franked at 30%
20 February 2006 - 19 May 2006	22 May 2006	5	100% franked at 30%
20 May 2006 - 19 August 2006	21 August 2006	5	100% franked at 30%
20 August 2006 - 30 September 2006	20 November 2006	2	100% franked at 30%
		18	
STEP-UP PREFERENCE SHARES (Classified as equity)			
20 June 2006 - 19 August 2006	21 August 2006	1	100% franked at 30%
20 August 2006 - 30 September 2006	20 November 2006	1	100% franked at 30%
		2	

(1) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 30 September 2006.

(2) The 3,000,000 PRYMES on issue converted into 10,309,170 ordinary shares in February 2006.

3.3.2 Capital Adequacy

The Group has a Tier 1 capital adequacy ratio of 6.9% and a total capital ratio of 10.8% (30 September 2005: 11.1%). Capital adequacy has been calculated in accordance with APRA's AIFRS regulatory requirements that applied from 1 July 2006. In accordance with APRA's transitional arrangements, the $261 million Tier 1 regulatory capital shortfall calculated as the difference between the Group's previous AGAAP capital base at 30 June 2006 and AIFRS capital base at 1 July 2006, is subject to transitional relief until 31 December 2007.

	AIFRS 30 Sep 2006 $M	AGAAP 30 Sep 2005 $M
Tier 1		
Share capital	3,868	3,454
General reserve	15	15
Borrowers' and depositors' redemption reserve	2	2
PRYMES	-	291
SAINTS	345	345
Perpetual notes	34	31
Step-up preference shares	148	-
Depositary capital securities	335	328
Minority interests	(16)	(12)
Asset realisation reserve	-	33
Other reserves	2	5
Equity compensation reserve	29	-
Retained earnings	798	781
Less: Expected dividend (1)	(344)	(237)
Capitalised expenses (2)	(295)	(184)
Goodwill and other APRA deductions	(1,513)	(1,366)
Add: AIFRS APRA transition adjustments (3)	261	-
Total Tier 1 capital	3,669	3,486
Tier 2		
Asset revaluations	28	55
Subordinated debt	1,835	1,600
General provision for doubtful debts	-	219
General reserve for credit losses/collective provision	265	-
Add: APRA AIFRS transition adjustment (3)	7	-
Total Tier 2 capital	2,135	1,874
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27
Other	1	1
Total deductions from capital	28	28
Total qualifying capital	**5,776**	**5,332**
Risk weighted assets	**52,982**	**47,864**
	%	**%**
Risk weighted capital adequacy ratio		
Tier 1	6.9	7.3
Tier 2	4.0	3.9
Deductions	(0.1)	(0.1)
Total capital ratio	10.8	11.1

(1) Net of estimated reinvestment under the dividend reinvestment plan.
(2) From 1 July 2006 also includes capitalised software costs.
(3) AIFRS transitional relief adjustments approved by APRA that apply until 31 December 2007.



3.3.2 Capital Adequacy (continued)

The Adjusted Common Equity Ratio is 5.0% compared to 5.1% at 30 September 2005. The ratio has been calculated in accordance with Standard and Poor's methodology.

As at	AIFRS Sept 2006 $M	AGAAP March 2006 $M	AGAAP Sept 2005 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	3,669	3,458	3,486
Less: SAINTS	345	345	345
PRYMES	-	-	291
Step-up preference shares	148	-	-
Depositary capital securities	335	351	328
Perpetual notes	34	34	31
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27	27
Capitalised software (1)	131	-	-
Adjusted Common Equity	2,649	2,701	2,464
Risk Weighted Assets	52,982	50,955	47,864
Adjusted Common Equity Ratio	5.0%	5.3%	5.1%

(1) ACE excludes APRA AIFRS transition relief for capitalised software expenses.

The Group's Tier 1 capital adequacy ratio of 6.9% is currently below the Group's target range of 7%-7.5% and APRA's minimum requirements due to the ordinary share buy-back completed in February 2006. APRA has granted the Bank temporary relief on returning to its Tier 1 target range due to the delay in APRA releasing its final prudential standards. The Bank plans to issue a $300 million non-innovative Tier 1 capital instrument in December 2006 which will return the Tier 1 capital adequacy ratio to within the Group's target range.

In the Group's 31 March 2006 Profit Announcement, an estimated Tier 1 capital AIFRS adjustment of $194 million was disclosed. The actual transition adjustment approved by APRA at 30 June 2006 was $261 million. The difference is primarily due to a $42 million increase required to the general reserve for credit losses to satisfy APRA's loan loss provisioning rules and $21 million relating to fair valuing swaps entered into as part of the Bank's securitisation activities.

In accordance with APRA's rules, the Bank is required to have provisions in place for estimated future credit losses which do not relate to incurred losses, equivalent to 0.5% of risk weighted assets on an after tax basis. A $68 million general reserve for credit losses was established at 1 October 2005 to meet these requirements. Following the finalisation of APRA's AIFRS loan provisioning requirements, $42 million of the Group's collective provision on an after tax basis was deemed to relate to incurred losses under APRA's rules and hence did not qualify for inclusion as a general provision to satisfy the 0.5% loan provisioning requirement. As a result, a further $42 million increase in the general reserve for credit losses was required on transition to satisfy APRA's AIFRS regulatory requirements. The $21 million transition adjustment relating to fair valuing swaps entered into by the Bank as part of its securitisation activities is eliminated on consolidation for accounting purposes. Under AIFRS, the trusts are required to be consolidated and any transactions between the Bank and the Trusts are eliminated. For regulatory purposes, the trusts are not permitted to be consolidated, hence any fair value movement on the swaps impact regulatory capital.

The items comprising the $261 million transitional adjustments have decreased by $19 million since 30 June 2006, primarily due to capitalised software falling by $27 million, the fair value adjustment on swaps increasing by $21 million and the asset revaluation reserve decreasing by $10 million.



3.3.3 Average Balances and Related Interest

Comparative period figures have all been prepared on a full AIFRS basis.

Average Balances and Related Interest For the Year Ended 30 September 2006	Average Balance $M	Interest $M	Average Rate %
Interest earning assets			
Cash and liquid assets	885	38	4.29%
Receivables from other financial institutions	1,255	61	4.86%
Assets at fair value	6,814	380	5.58%
Loans and other receivables	86,529	6,335	7.32%
Total interest earning assets	95,483	6,814	7.14%
Non-interest earning assets			
Bills receivable	14		
Property, plant and equipment	434		
Other assets	3,846		
Provision for doubtful debts	(280)		
Total non-interest earning assets	4,014		
Total assets	99,497		
Interest bearing liabilities			
Retail funding	40,187	1,779	4.43%
Other deposits	14,670	882	6.01%
Payables to other financial institutions	449	19	4.23%
Domestic borrowings	10,857	671	6.18%
Offshore borrowings (1)	25,989	1,448	5.57%
Total interest bearing liabilities	92,152	4,799	5.21%
Non-interest bearing liabilities			
Bills payable	199		
Other non-interest bearing liabilities	2,262		
Total non-interest bearing liabilities	2,461		
Total liabilities	94,613		
Shareholders' equity (2)	4,884		
Total liabilities and shareholders' equity	99,497		
Interest Spread (3)			1.93%
Interest Margin (4)			2.11%

(1) Includes foreign exchange swap costs.
(2) Basic weighted average number of ordinary shares outstanding for the year were 524.3 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Year Ended 30 September 2005	Average Balance $M	Interest $M	Average Rate %
Interest earning assets			
Cash and liquid assets	879	37	4.21%
Receivables from other financial institutions	951	40	4.21%
Assets at fair value	6,281	333	5.30%
Loans and other receivables	76,016	5,506	7.24%
Total interest earning assets	84,127	5,916	7.03%
Non-interest earning assets			
Bills receivable	11		
Property, plant and equipment	459		
Other assets	3,938		
Provision for doubtful debts	(287)		
Total non-interest earning assets	4,121		
Total assets	88,248		
Interest bearing liabilities			
Retail funding	36,354	1,513	4.16%
Other deposits	14,534	846	5.82%
Payables to other financial institutions	741	31	4.18%
Domestic borrowings	7,838	462	5.89%
Offshore borrowings [1]	21,559	1,203	5.58%
Total interest bearing liabilities	81,026	4,055	5.00%
Non-interest bearing liabilities			
Bills payable	172		
Other non-interest bearing liabilities	2,600		
Total non-interest bearing liabilities	2,772		
Total liabilities	83,798		
Shareholders' equity [2]	4,450		
Total liabilities and shareholders' equity	88,248		
Interest Spread [3]			2.03%
Interest Margin [4]			2.21%

(1) Includes foreign exchange swap costs.
(2) Basic weighted average number of ordinary shares outstanding for the year were 517.8 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 30 September 2006	**Average Balance $M**	**Interest $M**	**Average Rate [1] %**
Interest earning assets			
Cash and liquid assets	869	19	4.37%
Receivables from other financial institutions	1,388	35	5.04%
Assets at fair value	7,129	203	5.70%
Loans and other receivables	89,662	3,321	7.41%
Total interest earning assets	99,048	3,578	7.22%
Non-interest earning assets			
Bills receivable	26		
Property, plant and equipment	422		
Other assets	4,420		
Provision for doubtful debts	(301)		
Total non-interest earning assets	4,567		
Total assets	103,615		
Interest bearing liabilities			
Retail funding	41,262	919	4.45%
Other deposits	14,443	443	6.13%
Payables to other financial institutions	511	11	4.31%
Domestic borrowings	12,055	382	6.34%
Offshore borrowings [2]	27,108	772	5.70%
Total interest bearing liabilities	95,379	2,527	5.30%
Non-interest bearing liabilities			
Bills payable	236		
Other non-interest bearing liabilities	2,939		
Total non-interest bearing liabilities	3,175		
Total liabilities	98,554		
Shareholders' equity [3]	5,061		
Total liabilities and shareholders' equity	103,615		
Interest Spread [4]			1.92%
Interest Margin [5]			2.12%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 525.2 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.



3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest	**Average**		**Average**
For the Half-Year Ended 31 March 2006	**Balance**	**Interest**	**Rate [1]**
	$M	**$M**	**%**
Interest earning assets			
Cash and liquid assets	898	19	4.23%
Receivables from other financial institutions	1,082	26	4.81%
Assets at fair value	6,526	177	5.42%
Loans and other receivables	83,467	3,014	7.22%
Total interest earning assets	91,973	3,236	7.04%
Non-interest earning assets			
Bills receivable	2		
Property, plant and equipment	449		
Other assets	3,256		
Provision for doubtful debts	(261)		
Total non-interest earning assets	3,446		
Total assets	95,419		
Interest bearing liabilities			
Retail funding	39,217	860	4.39%
Other deposits	14,956	439	5.87%
Payables to other financial institutions	379	8	4.22%
Domestic borrowings	9,693	289	5.96%
Offshore borrowings [2]	24,700	676	5.47%
Total interest bearing liabilities	88,945	2,272	5.11%
Non-interest bearing liabilities			
Bills payable	160		
Other non-interest bearing liabilities	1,598		
Total non-interest bearing liabilities	1,758		
Total liabilities	90,703		
Shareholders' equity [3]	4,716		
Total liabilities and shareholders' equity	95,419		
Interest Spread [4]			1.93%
Interest Margin [5]			2.10%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 523.5 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the year ended 30 September 2006, and the half-years ended 30 September 2006 and 31 March 2006. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. All comparative figures have been calculated on a full AIFRS basis.

Full year movement

	September 2006 over September 2005		
	Change due to		
	Volume $M	Rate $M	Total $M
Interest earning assets			
Cash and liquid assets	-	1	1
Receivables due from other financial institutions	15	6	21
Assets at fair value	30	17	47
Loans and other receivables	770	59	829
Change in interest income	815	83	898
Interest bearing liabilities			
Retail funding	170	96	266
Other deposits	8	28	36
Payables due to other financial institutions	(12)	-	(12)
Domestic borrowings	187	22	209
Offshore borrowings	247	(2)	245
Change in interest expense	600	144	744
Change in net interest income	215	(61)	154

Half year movements

	September 2006 over March 2006			March 2006 over September 2005		
	Change due to			Change due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest earning assets						
Cash and liquid assets	(1)	1	-	(2)	-	(2)
Receivables due from other financial institutions	8	1	9	1	2	3
Assets at fair value	17	9	26	14	1	15
Loans and other receivables	229	78	307	176	(43)	133
Change in interest income	253	89	342	189	(40)	149
Interest bearing liabilities						
Retail funding	46	13	59	50	9	59
Other deposits	(16)	20	4	7	1	8
Payables due to other financial institutions	3	-	3	(4)	-	(4)
Domestic borrowings	75	18	93	26	3	29
Offshore borrowings	69	27	96	58	(27)	31
Change in interest expense	177	78	255	137	(14)	123
Change in net interest income	76	11	87	52	(26)	26



3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides details of the Group's outstanding derivatives used for trading and hedging purposes.

	30 September 2006				30 September 2005			
	Contract/	Fair values			Contract/	Fair values		
$M	Notional Amount	Assets	Liabilities	Net	Notional Amount	Assets	Liabilities	Net
Derivatives held for trading								
Futures	15,058	2	(1)	1	12,567	3	(2)	1
Forward rate agreements	57,300	10	(2)	8	32,440	2	(1)	1
Interest rate swaps	68,055	247	(257)	(10)	60,754	145	(128)	17
Interest rate options	661	1	(1)	-	370	1	-	1
Foreign exchange	18,131	175	(121)	54	13,990	62	(117)	(55)
Cross currency swaps	3,509	59	(43)	16	2,208	25	(93)	(68)
Foreign exchange options	3,573	13	(11)	2	2,708	14	(9)	5
	166,287	**507**	**(436)**	**71**	**125,037**	**252**	**(350)**	**(98)**
Derivatives held for cash flow hedging								
Interest rate swaps	15,657	62	(40)	22	9,907	7	(24)	(17)
	15,657	**62**	**(40)**	**22**	**9,907**	**7**	**(24)**	**(17)**
Derivatives held for fair value hedging								
Interest rate swaps	1,397	8	(20)	(12)	1,430	11	(3)	8
Cross currency swaps	27,463	516	(694)	(178)	21,481	197	(1,290)	(1,093)
	28,860	**524**	**(714)**	**(190)**	**22,911**	**208**	**(1,293)**	**(1,085)**
Total	210,804	1,093	(1,190)	(97)	157,855	467	(1,667)	(1,200)

3.3.5 Derivatives (continued)

The Group has a credit risk on derivative transactions that have a positive value (an asset). More than 95% of derivative transactions, by notional contract value, are with counterparties that are rated investment grade quality.

The St.George risk rating system has twelve levels of classification. The levels are:

Level	International Rating
A	AAA
B	AA+ to AA
C	AA-
D	A+
E	A
F	A-
G	BBB+
H	BBB
I	BBB-
J	BB+
K	BB+
L or below	BB or below

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $210.8 billion as at 30 September 2006 (30 September 2005: $157.9 billion).


Counterparty Credit Risk
70%
60%
50%
40%
30%
20%
10%
0%
9.50%
25.50%
58.10%
0.50%
1.80%
0.60%
1.80%
1.20%
0.20%
0.10%
0.30%
0.40%
A
B
C
D
E
F
G
H
I
J
K
L or below
Level

3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities or interest rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possible effect of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total room and by trading unit for the half-years ended 30 September 2006, 31 March 2006 and 30 September 2005.

Six months ended	30 September 2006		31 March 2006		30 September 2005	
$'000	High	Average	High	Average	High	Average
Total Room Risk	1,546	674	1,157	647	1,088	500
Domestic VaR	1,582	603	1,111	589	1,033	382
Foreign Exchange VAR	597	292	744	297	775	322

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Details of allocations under these plans are contained in the Group's Full Financial report for the 30 September 2006 year.



4 Supplementary Information

4.1 Reconciliation of AIFRS result to previous AGAAP result

To assist in assessing the Group's underlying performance relative to prior periods, key results and ratios have been restated to a previous AGAAP basis. Details of the key adjustments from AIFRS to AGAAP are also disclosed.

	Half Year		Full Year	
	Sep 06 $M	Mar 06 $M	Sep 06 $M	Sep 05 $M
Net interest income (AIFRS basis)	1,051	964	2,015	1,861
AIFRS impacts:				
Securitisation [1]	(71)	(63)	(134)	(94)
Transaction fees and costs [2]	4	(1)	3	(6)
Hybrid instruments [3]	14	23	37	49
Bank acceptances [4]	(68)	(63)	(131)	(103)
Interest on trading derivatives [5]	(4)	6	2	-
Net interest income (AGAAP basis)	926	866	1,792	1,707
Other income (AIFRS basis)	483	470	953	833
AIFRS impacts:				
Securitisation [1]	73	62	135	96
Transaction fees and costs [2]	8	(3)	5	21
Bank acceptances [4]	67	63	130	103
Hedging and interest on trading derivatives [5],[6]	-	(16)	(16)	15
Other income (AGAAP basis)	631	576	1,207	1,068
Total income (AIFRS basis)	1,534	1,434	2,968	2,694
Total AIFRS impacts	23	8	31	81
Total income (AGAAP basis)	1,557	1,442	2,999	2,775
Operating expenses (AIFRS basis)	666	633	1,299	1,276
AIFRS impacts:				
Securitisation	1	-	1	2
Share based compensation [7]	(6)	(6)	(12)	(13)
Other	(1)	-	(1)	(2)
Operating expenses (AGAAP basis)	660	627	1,287	1,263
Bad and doubtful debts expense (AIFRS basis)	79	65	144	128
AIFRS impacts [8]:				
Specific provision	(72)	(49)	(121)	(100)
Collective provision	(7)	(16)	(23)	(28)
AGAAP impacts [8]:				
Specific provision	75	48	123	100
General provision for doubtful debts	6	9	15	10
Bad and doubtful debts expense (AGAAP basis)	81	57	138	110
Share of net profit of equity accounted associates (AIFRS and AGAAP)	-	-	-	3
Minority interests (AIFRS and AGAAP)	-	1	1	5
	-	1	1	8
Goodwill (AIFRS basis)	-	-	-	4
AIFRS impacts:				
Amortisation of goodwill [9]	51	50	101	101
Goodwill (AGAAP basis)	51	50	101	105
Income tax expense (AIFRS basis)	244	226	470	396
Total AIFRS impacts	28	15	43	48
Total AGAAP impacts	(23)	(14)	(37)	(30)
Income tax expense (AGAAP basis)	249	227	476	414
Preference shares (AIFRS basis)	11	9	20	17
AIFRS impacts:				
PRYMES and DCS	14	22	36	46
Preference shares (AGAAP basis)	25	31	56	63
Profit from ordinary activities after tax (AIFRS basis)	534	502	1,036	881
Total AIFRS impacts	15	(8)	7	27
Total AGAAP impacts	(58)	(43)	(101)	(80)
Profit from ordinary activities after tax, goodwill, preference dividends and before significant items (AGAAP basis)	491	451	942	828



Description of AIFRS impacts:
(1) Consolidation of securitisation and other trusts results in a reclassification of income from other income to net interest income.
(2) Includes the reclassification of fees and commissions to interest income, and measuring on an effective yield basis.
(3) On reclassification of hybrid instruments from equity to liability, preference share dividends paid are reclassified to interest paid.
(4) Income from bank acceptances under AIFRS has been reclassified from non-interest income to net interest income.
(5) Interest on trading derivatives under AIFRS has been reclassified from net interest income to non-interest income
(6) Represents hedge ineffectiveness and fair value movement in Depositary Capital Securities and related hedges.
(7) Relates to share based compensation expense arising on the issue of option and award grants to employees.
(8) Reverse AIFRS loan provisions and replace with previous AGAAP loan provisions.
(9) Goodwill no longer required to be amortised under AIFRS.



4.1 Reconciliation of AIFRS result to previous AGAAP result (continued)

	Half Year		Full Year	
	Sep 06	Mar 06	Sep 06	Sep 05
Weighted average number of shares - basic (number) ('000)				
AIFRS	525,168	523,451	524,281	517,762
AIFRS adjustments (1)	325	163	245	-
AGAAP	525,493	523,614	524,526	517,762
Weighted average number of shares - diluted (number) ('000)				
AIFRS	540,629	543,678	542,285	542,416
AIFRS adjustments (2)	(14,425)	(11,803)	(13,062)	(12,871)
AGAAP	526,204	531,875	529,223	529,545
Net assets ($M)				
AIFRS	5,343	4,949	5,343	5,387
AIFRS adjustments (3)	205	299	205	(54)
AGAAP	5,548	5,248	5,548	5,333
Intangible assets ($M)				
AIFRS	1,291	1,282	1,291	1,268
AIFRS adjustments (4)	(303)	(275)	(303)	(208)
AGAAP	988	1,007	988	1,060
Average interest earning assets ($M)				
AIFRS	99,048	91,973	95,483	84,127
AIFRS adjustments (5)	(23,938)	(21,799)	(22,812)	(18,176)
AGAAP	75,110	70,174	72,671	65,951
Average assets ($M)				
AIFRS	103,615	95,419	99,497	88,248
AIFRS adjustments (5)	(17,489)	(15,315)	(16,462)	(12,908)
AGAAP	86,126	80,104	83,035	75,340
Average ordinary equity ($M)				
AIFRS	4,611	4,363	4,479	4,055
AIFRS adjustments	(78)	(45)	(63)	70
AGAAP	4,533	4,318	4,416	4,125

Description of AIFRS impacts:
(1) Relates to the deduction of "Treasury shares" held within the employee share scheme trust.
(2) Relates to the dilutive impact under AIFRS which requires inclusion of hybrid instruments which have any probability of conversion to ordinary shares and are dilutive, and an adjustment for Treasury shares.
(3) Reflects AIFRS transition adjustments
(4) Reflects reversal of goodwill amortisation and reclassification of capitalised software expenditure
(5) Average interest earning assets and average assets are increased under AIFRS primarily due to the consolidation of securitised loans and inclusion of bill acceptances.

	Half Year		Full Year	
AGAAP basis performance ratios	Sep 06	Mar 06	Sep 06	Sep 05
Basic earnings per share (annualised)				
- before goodwill and significant items (cents)	206.3	191.4	198.7	180.2
- after goodwill and significant items (cents)	187.6	172.3	180.0	160.0
Return on average ordinary equity (annualised)				
- before goodwill and significant items (%)	23.91	23.21	23.62	22.62
Expense to income ratio (excl. goodwill and significant items) (%)	42.4	43.5	42.9	45.5
Interest margin (annualised) (%)	2.47	2.47	2.47	2.59
Return on average assets (annualised) before goodwill, significant items and preference dividends (%)	1.32	1.33	1.32	1.32
Net tangible assets per ordinary share ($)	7.06	6.75	7.06	6.31



4.1 Reconciliation of AIFRS result to previous AGAAP result (continued)

A reconciliation of the Group's AIFRS net interest margin to previous AGAAP is provided in the table below:

	Half Year		Full Year	
	Sep 06 Balance $M	Mar 06 Balance $M	Sep 06 Balance $M	Sep 05 Balance $M
Net interest income				
AIFRS	1,051	964	2,015	1,861
- securitised loans and funding [1]	(71)	(63)	(134)	(94)
- bank acceptances	(68)	(63)	(131)	(103)
- PRYMES and DCS distributions	14	23	37	49
- other	-	5	5	(6)
Previous AGAAP	926	866	1,792	1,707
Average balances				
Interest earning assets				
AIFRS	99,048	91,973	95,483	84,127
- securitised loans [1]	(17,344)	(15,322)	(16,299)	(12,751)
- bank acceptances	(6,594)	(6,477)	(6,513)	(5,425)
Previous AGAAP	75,110	70,174	72,671	65,951
Interest bearing liabilities				
AIFRS	95,379	88,945	92,152	81,026
- securitisation funding [1]	(17,236)	(15,192)	(16,162)	(12,662)
- bank acceptances	(6,594)	(6,477)	(6,513)	(5,425)
- PRYMES and DCS	(405)	(542)	(524)	(625)
Previous AGAAP	71,144	66,734	68,953	62,314
Interest margin	%	%	%	%
AIFRS	2.12	2.10	2.11	2.21
- securitised loans and funding [1]	0.31	0.28	0.30	0.30
- bank acceptances	0.01	0.03	0.01	0.03
- PRYMES and DCS	0.03	0.05	0.04	0.06
- other	-	0.01	0.01	(0.01)
Previous AGAAP	2.47	2.47	2.47	2.59

(1) Includes asset-backed conduit vehicles



4.2 Earnings Per Share Calculations – Cash AIFRS basis

	Half Year		Full Year	
	Sep 06	**Mar 06**	**Sep 06**	**Sep 05**
Weighted average number of shares				
Basic ('000)	525,168	523,451	524,281	517,762
Weighted average number of potential dilutive shares				
Options on ordinary shares ('000)	711	749	711	751
PRYMES ('000)	-	7,839	3,986	11,032
SAINTS ('000)	11,871	11,639	11,871	12,871
SPS ('000)	2,879	-	1,436	-
	15,461	20,227	18,004	24,654
Weighted average number of shares used in dilutive earnings per share calculation ('000)	540,629	543,678	542,285	542,416
	$M	**$M**	**$M**	**$M**
Cash AIFRS earnings used in basic earnings per share calculation	531	495	1,026	896
add: preference share distributions on potential dilutive issues				
PRYMES	-	8	8	19
SAINTS	9	9	18	17
Step-up preference shares	2	-	2	-
Cash AIFRS earnings used in dilutive earnings per share calculation	542	512	1,054	932



4.3 Branches

As at	Sep 2006	Mar 2006	Sep 2005
New South Wales	200	202	204
Australian Capital Territory	13	13	13
Queensland	23	21	21
Victoria	38	38	35
South Australia	109	109	111
Western Australia	3	3	2
Northern Territory	4	4	4
Total	390	390	390
Assets per branch - $M	274	257	237
Net Profit per branch (annualised)			
- Cash AIFRS profit before preference dividends $ '000	2,682	2,585	2,341

Investment has continued in the distribution network with six full service retail branches and two commercial sites opened during the year. In New South Wales, six smaller branches were closed during the year which were mainly "electronic only" branches that offered limited services.

4.4 Staffing (full time equivalents)

	Sep 2006	Mar 2006	Sep 2005
New South Wales	4,920	4,985	4,871
Australian Capital Territory	146	159	159
Queensland	297	285	279
Victoria	413	430	409
South Australia	1,225	1,220	1,215
Western Australia	132	127	117
Northern Territory	39	36	36
	7,172	7,242	7,086
Asgard	618	593	580
Scottish Pacific	135	139	139
St.George Bank New Zealand	24	54	75
Total Permanent and Casual Staff	7,949	8,028	7,880
Assets per staff - $M	13.5	12.5	11.7
Staff per $m assets - No.	0.07	0.08	0.09
Net Profit per average staff (annualised)			
- Cash AIFRS profit before preference dividends $'000	131	126	118
Total Group Workforce[1]	8,598	8,640	8,440

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors.



4.5 Dates and Credit Ratings

Financial Calendar

Date	Event
3 November 2006	Record date for SAINTS and SPS dividend
20 November 2006	Payment date for SAINTS and SPS dividend
29 November 2006	Ex-dividend trading for final ordinary share dividend
5 December 2006	Record date for final ordinary share dividend
19 December 2006	Payment of final ordinary share dividend
20 December 2006	Annual General Meeting
31 March 2007	Financial half-year end
30 September 2007	Financial year end

Proposed Dates

Date	Event
30 January 2007	Ex-dividend trading for SAINTS and SPS dividend
5 February 2007	Record date for SAINTS and SPS dividend
20 February 2007	Payment date for SAINTS and SPS dividend
30 April 2007	Ex-dividend trading for SAINTS and SPS dividend
2 May 2007	Announcement of financial results and interim ordinary share dividend
4 May 2007	Record date for SAINTS and SPS dividend
21 May 2007	Payment date for SAINTS and SPS dividend
13 June 2007	Ex-dividend trading for interim ordinary share dividend
19 June 2007	Record date for interim ordinary share dividend
27 June 2007	Victorian shareholders meeting
3 July 2007	Payment of interim ordinary share dividend

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au



4.6 Consolidated Financial Statements

The following financial statements and accompanying note have been prepared in accordance with AIFRS. Comparative figures have been adjusted to an AIFRS basis, except for those standards that relate to financial instruments. Hence 30 September 2005 comparatives and 30 September 2006 results are not prepared in a consistent manner.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Note	CONSOLIDATED	
		30 Sept 2006 $M	30 Sept 2005 $M
Interest income		6,781	5,474
Interest expense		4,768	3,677
Net interest income		2,013	1,797
Other income		994	988
Total operating income		3,007	2,785
Bad and doubtful debts expense		144	109
Operating expenses		1,341	1,279
Share of profit of equity accounted associates		-	3
Goodwill impairment		-	4
Profit before income tax		**1,522**	**1,396**
Income tax expense		445	413
Profit after tax and before loss of discontinued operation		**1,077**	**983**
Loss of discontinued operation, net of tax		13	10
Net loss of discontinued operation attributable to minority interest		(5)	(5)
Minority interest continuing operations		1	-
Net profit attributable to shareholders of the Bank		**1,068**	**978**
Dividends per ordinary share attributable to shareholders of the Bank (cents)		151	137
Earnings per share from continuing operations :			
Basic earnings (cents)	1	201.4	177.7
Diluted earnings (cents)		199.9	176.2



CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2006

	CONSOLIDATED	
	30 Sept 2006 $M	30 Sept 2005 $M
ASSETS		
Cash and liquid assets	1,081	1,184
Receivables due from other financial institutions	1,182	1,111
Assets at fair value through the Income Statement	6,192	6,007
Derivative assets	1,093	-
Available for sale investments	1,541	-
Investment securities	-	1,149
Loans and other receivables	81,516	72,949
Bank acceptances of customers	11,908	7,098
Investment in associated companies	28	-
Other investments	-	45
Property, plant and equipment	334	452
Intangible assets	1,291	1,268
Deferred tax assets	193	93
Other assets	643	1,003
TOTAL ASSETS	107,002	92,359
LIABILITIES		
Deposits and other borrowings	54,633	49,175
Payables due to other financial institutions	401	91
Liabilities at fair value through the Income Statement	390	-
Derivative liabilities	1,190	-
Bank acceptances	7,287	7,098
Provision for dividends	3	12
Current tax liabilities	160	157
Deferred tax liabilities	172	217
Other provisions	125	109
Bonds and notes	34,593	25,918
Loan capital	2,032	1,956
Bills payable and other liabilities	673	2,239
TOTAL LIABILITIES	101,659	86,972
NET ASSETS	5,343	5,387
SHAREHOLDERS' EQUITY		
Share capital	4,376	4,105
Reserves	151	23
Retained profits	798	906
Equity attributable to shareholders of the Bank	5,325	5,034
Equity attributable to minority interests	18	353
Total Shareholders' Equity	5,343	5,387



CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	CONSOLIDATED	
	30 Sept 2006 $M	30 Sept 2005 $M
Foreign currency translation reserve		
Foreign exchange translation differences (net of tax)	(5)	2
Cash flow hedge reserve		
Gain on cash flow hedging instruments (net of tax)		
Recognised in equity	20	-
Transferred to the income statement	(1)	-
Available for sale reserve		
Loss on available for sale investments (net of tax)		
Recognised in equity	(1)	-
Net income recognised directly in equity	13	2
Profit for the year	1,064	973
Total recognised income and expense for the year	1,077	975
Total recognised income and expense for the year attributable to:		
Members of the Bank	1,081	980
Minority interests	(4)	(5)
	1,077	975
Effect of change in accounting policy - financial instruments		
Net decrease in retained profits	(131)	-
Net increase in reserves	54	-
	1,000	975



CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Consolidated	
	2006 $M	2005 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	6,746	5,508
Interest paid	(4,813)	(3,692)
Other income received	850	891
Operating expenses paid	(1,201)	(1,168)
Income tax paid	(457)	(456)
Proceeds from sale and redemption of investment securities	-	285
Purchase of available for sale securities	(1,715)	-
Proceeds from sale and redemption of available for sale securities	1,330	-
Net (increase)/decrease in assets		
- balance due from other financial institutions (not at call)	(82)	(335)
- trading securities/assets at fair value through the income statement	(181)	(802)
- loans and other receivables	(13,332)	(7,726)
Net increase/(decrease) in liabilities		
- balance due to other financial institutions (not at call)	135	(42)
- deposits and other borrowings	5,515	2,021
- bonds and notes	7,624	6,121
Net cash provided by operating activities	419	605
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of controlled entity	23	-
Increase in investment in associated companies	(25)	-
Dividends received	6	5
Payments for shares	(1)	(2)
Proceeds from sale of shares	8	20
Proceeds from sale of other investments	-	7
Proceeds from sale of businesses	4	47
Payments for property, plant and equipment	(59)	(68)
Proceeds from sale of property, plant and equipment	158	39
Net increase in other assets	(142)	(148)
Net cash used in investing activities	(28)	(100)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase/(decrease) in liabilities		
- other liabilities	(20)	19
- loan capital	34	495
Net proceeds from the issue of perpetual notes	3	2
Net proceeds from the issue of Step-up Preference Shares	148	-
Proceeds from the issue of shares	9	6
Buyback of shares	(300)	-
Issue costs	(1)	-
Dividends paid (excluding DRP)	(585)	(594)
Net purchase of Treasury shares	(10)	-
Net cash used in financing activities	(722)	(72)
Net (decrease)/increase in cash and cash equivalents	(331)	433
Cash and cash equivalents at the beginning of the year	1,738	1,305
Cash and cash equivalents at the end of the year	1,407	1,738



Note 1: Earnings Per Share

	CONSOLIDATED	
	2006	2005
Basic - ordinary (cents)		
- from continuing operations	201.4	177.7
- from discontinued operations	(1.5)	(1.0)
Diluted - ordinary (cents)		
- from continuing operations	199.9	176.2
- from discontinued operations	(1.5)	(0.9)
Weighted average number of ordinary shares (basic)		
Issued shares as 1 October	520,407,464	513,788,050
Effect of share buy back	(7,102,575)	-
Effect of shares issued in December 2004	-	2,282,906
Effect of shares issued in December 2005	3,573,425	-
Effect of shares issued in July 2005	-	526,600
Effect of shares issued in July 2006	495,782	-
Effect of shares issued under Employee Share Plans	881,738	1,164,249
Effect of shares issued on conversion of PRYMES	6,270,235	-
Less: Treasury shares	(244,574)	-
Weighted average number of ordinary shares at 30 September	524,281,495	517,761,805
Profit attributable to ordinary shareholders (basic)		
- continuing operations	1,076	983
less: preference share distributions		
SAINTS	18	17
SPS	2	-
PRYMES	-	19
DCS	-	27
Profit from continuing operations	1,056	920
Loss from discontinued operations after minority interest	(8)	(5)
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 September (basic)	524,281,495	517,761,805
Effect of PRYMES on issue	3,986,374	11,032,352
Effect of SAINTS on issue	11,870,846	12,871,078
Effect of share options on issue	710,663	750,776
Effect of SPS on issue	1,435,652	-
Weighted average number of ordinary shares (diluted)	542,285,030	542,416,011
Profit attributable to ordinary shareholders (diluted)		
- continuing operations	1,056	920
add: preference share distributions		
interest/dividends on PRYMES	8	19
dividends on SAINTS	18	17
dividends on SPS	2	-
Profit from continuing operations	1,084	956
Loss from discontinued operations	(8)	(5)



Compliance statement

This preliminary final report for the year ended 30 September 2006 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Bank during the year.

The preliminary final report has been prepared in accordance with Accounting Standards in Australia. This is the first annual reporting period under the Australian equivalents to International Financial Reporting Standards.

The financial statements of St.George are in the process of being audited.

J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer

1 November 2006




st.george


To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	32
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**FINAL RESULTS PRESENTATION**
Date Sent:	1 November 2006

I attach slides of a presentation to analysts by St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11:30 am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Full Year Results 2006

1 November 2006


st.george

Agenda

Result highlights:	**Gail Kelly**
Financial overview:	**Steve McKerihan**
Strategy, business performance and outlook:	**Gail Kelly**



Result Highlights

Gail Kelly
Managing Director



FY06 – overview

- Strong, high quality sustainable earnings
- 2H06 performance particularly strong, highlighted by:
  - robust revenue growth
  - expansion in net interest margin
  - strong growth in business volumes
  - middle market exceeding twice system growth
- Excellent full year performance in managed funds
- Consistent disciplined cost management and sound credit quality
- Continued investment in the future
- Well positioned for 2007 and 2008



Profit result – FY06

	Sep-06	Sep-05	Change %
Profit - full AIFRS^	$1,048m	$889m	17.9
- cash AIFRS*	$1,026m	$896m	14.5
Earnings per share - cash AIFRS*	195.8¢	173.1¢	13.1
Return on equity - cash AIFRS*	22.9%	22.1%	
Expense to income - cash AIFRS*	44.0%	47.1%	
Dividend	151¢	137¢	10.2

st.george

^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items

Profit result – 2H06

	2H06	1H06	Change %
Profit - full AIFRS^	$546m	$502m	8.8
- cash AIFRS*	$531m	$495m	7.3
Earnings per share - cash AIFRS*	202.2¢	189.1¢	6.9
Return on equity - cash AIFRS*	23.0%	22.7%	
Expense to income - cash AIFRS*	43.5%	44.5%	

st.george

^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items


7
Robust business volumes growth
$bn
100
50
0
15.4%
93.4
10.7%
43.1
39.3
20.3%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Lending
Retail Deposits
Managed Funds
Percentages Sep-05 to Sep-06 excluding St.George New Zealand


8
Delivering high quality earnings
$bn
3
2
1
0
9.0%
3.0
AGAAP
Cash AIFRS
1.8%
1.3
1.0
14.5%
Revenue
Expenses
Earnings*
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Revenue growth 5yr CAGR 10%
*After tax expense and preference dividends. Percentages Sep-05 to Sep-06 before significant items


9
Outstanding 2H06 revenue performance
Revenue*
$bn
11.3%**
1.6
1.5
1.2
1.0
0.8
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• 7.4%^ 2H06 revenue growth
• 9.0%^ 2H06 net interest income growth
• 4.1%^ 2H06 non-interest income growth
Strong momentum going into 2007
*AGAAP to Sep-04, cash AIFRS from Mar-05. **2H06 on 2H05 cash AIFRS. ^2H06 on 1H06 cash AIFRS


10
Optimising our efficiency ratio
St.George expense to income ratio
%
55
53.6
50
AGAAP^
Cash AIFRS
45
44.0
40
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Peer group expense to income ratio*
%
70
66.6
64.5
60
55.6
50
47.7
46.1
46.1
45.6
44.0
40
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George
^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date


11
Maintaining excellent credit quality
Gross non-accruals/total receivables*
bps
100
50
0
Average of the 4 majors
St.George
77
24
21
9
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• Business lending credit quality remains excellent
• Moderate deterioration in unsecured consumer lending write-offs, absolute levels remain low
• Low risk business mix
• Proven track record
Bad and doubtful debts 0.23% of average total receivables^
*Sep-05 onwards includes securitisation and bill acceptances. ^Excludes securitisation and bill acceptances


12
Superior return on equity
%
Return on equity
25
20
15
22.9
AGAAP*
Cash AIFRS
16.6
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
5 consecutive years of improvement in ROE
*After preference dividends, before significant items and goodwill



13
Dividend growth strong and consistent
Dividend payout
¢
155
105
55
65
80
95
122
137
151
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Earnings per share
¢
200
150
100
102
125
142
161
173
196
AGAAP*
Cash AIFRS
5yr CAGR 14%
Dividend payout 5yr CAGR 18%
*Before significant items and goodwill

Financial Overview

Steve McKerihan
Chief Financial Officer




15
Strong operational result – FY06 on FY05
Group NPAT performance
$m
1,200
1,000
800
896
Net interest income
154
91
Non-interest income
Preference dividends
3
3
Equity interests
Minorities
4
16
BDD
Operating expenses
23
66
Income tax
1,026
Sep-05
Sep-06
Cash AIFRS


16
Margin performance in line with guidance
FY06 on FY05
%
2.3
2.2
2.1
2.0
2.21
Funding mix
0.04
0.04
Residential lending
Commercial lending
0.02
2.11
Sep-05
Sep-06
• Deposit volumes and mix managed with focus on profitable growth
• Residential and commercial lending spreads impacted by competitive intensity
• Commercial lending spreads also impacted by larger size loans to highly rated customers
Margin compression in FY07 expected to be broadly in line with FY06
Cash AIFRS


Strong 2H06 margin performance
%
2.15
2.10
2.05
2.00
2H06 on 1H06
2.10
Residential lending
0.03
Commercial lending
0.02
Funding mix
0.01
Yield curve
0.03
Free funds
0.03
2.12
Mar-06
Sep-06
2bps margin expansion 2H06 on 1H06
Cash AIFRS

Excellent momentum in non-interest income

	Sep-06 $m	Sep-05 $m	Change %
Product fees and commissions:			
- Deposits and other accounts	219	213	2.8
- Lending	114	100	14.0
- Electronic banking	202	187	8.0
Managed funds	254	223	13.9
Trading income	70	60	16.7
Factoring and invoice discounting	20	19	5.3
Sale of shares	10	4	large
Property sales	7	3	large
Other	43	39	10.3
Total	939	**848**	**10.7**

Cash AIFRS

Factors impacting non-interest income

Deposits and lending
- Higher volumes and Jul-06 fee initiatives have lifted fee revenue

Electronic banking
- Reflects increased transaction volumes and revised pricing in Jul-06

Managed funds
- Fee growth driven by strong net flows into ASGARD platform and continued strength of investment markets

Profit on sale of shares
- $8m gain on sale of 50% of Group's equity interest in Ascalon in 1H06

Property
- Reflects net profit from sale and leaseback program*
- Net profit from sale and leaseback of branches $25m in FY03, $20m in FY04 and $3m in FY05

Solid underlying growth in recurrent non-interest income



*Excludes profit on sale and leaseback of Kogarah head office which has been treated as a significant item

Effective cost management – FY06 on FY05



Operating Expenses
$m
1,350
1,300
1,250
1,200
1,276
48
Staff
Occupancy
4
2
Computer & equipment
Amortisation
6
9
Consultants
Admin.
12
1,299
Sep-05
Sep-06

Continuing to invest in people while remaining disciplined on costs

Cash AIFRS



21
FY06 - consistent and sustained reinvestment
Project investment expenditure*
$m
170
135
100
3yr CAGR 15%
107
134
149
182
Sep-03
Sep-04
Sep-05
Sep-06
• Best Business Bank program ongoing
• CRM platform enhanced
• New auto and equipment financing system established
• Contact and mortgage processing centres upgraded
• New products such as 'Vertigo' credit card and Visa Debit transaction account developed
• Continued investment in training and development of our people
• 269 additional front line staff in FY06
• Staff numbers up 10% since Sep-03
More invested in FY06 than ever before
*Includes capitalised and P&L project expenditure and excludes marketing, people and training

FY07 - continued reinvestment

Initiatives include:

- Enhance product bundling/packaging capacity
- Develop new credit cards processing system
- Upgrade home loan management system
- Improve business banking e-channel delivery
- Redesign Asgard client desktop interface
- Further improve contact centre capabilities
- Ongoing Basel II and anti-money laundering projects
- Continue to invest in skilling and development of retail front line staff
- Invest in additional business bankers and commercial banking sites

Bad and doubtful debts expense

Consumer

- Increase in 2H06 specific provision reflects:
  - growth in underlying lending portfolios
  - increase in consumer loan losses
  - adoption of an earlier timeframe for the transfer of problem loans between the collective and specific provisions

Residential

- Loan losses up modestly due to property price movements
- Absolute level of write-offs remains low

Commercial

- FY06 provision remains low and consistent with prior years

Combined collective and specific provisions in FY06 tracking in line with business growth



Impaired assets and non-accrual loans

Impaired assets

- Total impaired assets increased $1m to $52m
- Past 90 days due loans decreased $1m to $181m

Non-accruals loans

- Net non-accrual loans stable at $51m
- Largest exposure <$9m
- Next 3 largest net exposures range from $3.5m to $7.2m
- Remaining 16 non-accrual loans range from $0.3m to $2.4m*
- Specific provision coverage for non-accruals is 40.0%
- Exposures well secured and prudently provisioned



*Only 20 non-accrual loans exist >$100k

Significant items

	Sep-06 $m
Profit on sale of Kogarah head office	41
Write-off of capitalised computer software	(32)
Recognition of restructure costs	(16)
New Zealand joint venture closure costs	(6)
Total before tax	(13)
Tax benefit	25
Total after tax	**12**

Lenders Mortgage Insurance

- Contribution to Group profit after tax is $39m, up from $36m in FY05
- Growth in insurance premiums more than offset lower investment returns
- Insurance premiums contribute 61% of profit, 44% in FY05
- Movement of domicile from Singapore to Australia completed in Sep-06*
- Strongly capitalised with $197m of shareholder funds
- S&P rating lifted to A+ from A in Jan-06^
- Moody's rating lifted to A1 from A2 in May-06



*Under APRA's guidelines the Group had until 1 Jan-08 to transfer SGI's operations to Australia. ^Fitch rating AA-

AIFRS adjustments

Tier 1 capital transition adjustment

- On 1 May-06 AIFRS tier 1 transition adjustments were expected to total $194m
- On 30 Jun-06 APRA approved a transition adjustment of $261m
- The increase reflects:
  - $42m increase in the general reserve for credit losses in accordance with APRA's loan loss provisioning rules
  - $21m relating to fair valuing swaps entered into as part of the Group's securitisation activities

Appropriation to general reserve

- Appropriation for FY06 is $7m, appropriation for 2H06 is $3m
- This appropriation to a non distributable reserve may be viewed as an additional charge against profits



Active capital management

FY07

- Non-innovative tier 1 issuance of $300m expected in Dec-06
- Issue will return tier 1 ratio to 7.0-7.5% range

FY06

- Tier 1 capital 6.9%*
- $8.2bn of residential loans securitised
- $186m of capital raised through DRP
- $300m of PRYMES converted to ordinary shares in Feb-06
- $300m buy back of ordinary shares in Feb-06
- $150m of innovative tier 1 Step-up Preference Shares issued in Jun-06



*Temporary reduction allowed by APRA around issuance of guidelines on innovative/non-innovative hybrids

Basel II - costs well managed, benefits flowing

- Total program cost to date c.$40m, 100% expensed
- Application to adopt Retail Advanced and Commercial Foundation approaches to Credit Risk submitted to APRA in Sep-05
- Application to adopt the Advanced Measurement Approach to Operational Risk submitted to APRA in Sep-06
- Accreditation applications for Securitisation and Interest Rate Risk in the Banking Book to be submitted during 2007*
- Preparation work for Advanced Corporate approach to Credit Risk to commence in 2007
- Accreditation and timing subject to APRA approval



*In line with APRA guidelines

Segmental profits - all divisions contributing

	Profit before tax Sep-06 $m	Change* %	Cost to income ratio Sep-06 %	Contribution to segment profit %
Retail Bank	697	16	46.6	46
Institutional and Business Banking	421	[illegible]	36.1	28
BankSA	213	15	42.3	14
Wealth Management	180	25	50.3	12

*Sep-05 to Sep-06

Segmental profits - all divisions contributing

Retail Bank
- 7% revenue growth 2H06*
- Strong volume momentum across all key products
- Integrated Sales and Service and 'local markets' strategies delivering
- Efficiencies achieved in operational and head office support areas
- Cost reductions realised in New Zealand joint venture

Institutional and Business Banking
- 10% revenue growth 2H06*
- 7% increase in FY06 operating expenses due to significant investment in people through the Best Business Bank program

BankSA
- 9% revenue growth 2H06* reflects continued above system growth in lending
- Cost to income ratio 42.3% down from 45.2%
- Strong local business model and excellent sales and service disciplines in place

Wealth Management
- 16% revenue growth FY06 reflects strong growth in FUA^ and margin lending



*Percentages 2H06 on 1H06. ^Funds under administration

AGAAP EPS growth target of 10% achieved

	Sep-06	Sep-05	Change %
Profit before significant items	$942m	$828m	13.8
Profit after significant items	$944m	$828m	14.0
Earnings per share*	198.7¢	180.2¢	10.3
Return on equity*	23.6%	22.6%	
Expense to income*	42.9%	45.5%	



*Before goodwill and significant items

Strategy, Business Performance and Outlook

Gail Kelly
Managing Director



Business priorities update

Deepening and expanding our national footprint

Management outlook and targets



Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Business priorities

Home Loans	Manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Manage volumes and margin, with objective of achieving profitable growth
Middle Market	Targeting twice system growth
Wealth management	Within top five for net funds inflow
VIC, QLD and WA	Accelerated targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment in revenue growth
Team	Retaining and strengthening high quality and aligned teams at every level



Home Loans – solid performance




Residential receivables
$bn
70
50
30
12.2%*
62.7
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- National market share stable with 59% of the portfolio NSW domiciled
- 16% run-off rate, down from 23.9% in Sep-02^
- Improved proprietary channel performance
- Broker introduced flows stable at 45%
- Credit quality remains excellent

Growth in line with system in 2005 and 2006



*Percentage Sep-05 to Sep-06 excluding St.George New Zealand
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

Strengthening and diversifying distribution

Proprietary branches

- Settlements up 13%
- Average new loan size up 15%
- Increased delegation at point of sale
- Sales and service skills program embedded
- Lender retention significantly improved

Broker

- Average new loan size up 8%
- Settlement to lodgement ratio up 5%
- Refinement of broker commission structures effective 1 Jan-07*

Mortgage Connect

- First phase launched Sep-06 in QLD
- St.George branded owner operated model, selling St.George branded products
- 130 'mobile marketing territories' on completion of roll out^
- Variable cost build, nominal fixed costs to establish and operate



*Communicated 1 Oct-06. ^80 territories to be rolled out by Sep-07, with remainder by Sep-08

Home Loans - product mix actively managed

	Receivables	Settlements				
	Sep-06	FY06	FY05	FY04	FY03	FY02
	%	%	%	%	%	%
Introductory	0.9	2.8	3.6	8.0	20.4	39.9
Portfolio	31.4	29.2	29.9	34.7	34.0	30.2
Standard variable and basic	43.8	40.2	42.2	37.3	31.1	21.3
Fixed	14.1	13.3	10.4	7.8	9.6	8.6
Low doc	5.3	8.2	8.3	8.5	2.2	0.0
No deposit	3.7	5.8	4.7	2.8	2.1	0.0
Seniors access	0.8	0.5	0.9	0.9	0.6	0.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

69.9% LVR for mortgages written in FY06, 39.3% for mortgage book


40
Deposits – balancing growth and profitability
Retail deposit balances
$bn
45
35
25
10.7%*
43.1
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Transaction accounts
• 15% growth, balances now $15.2bn
• Average account balances up by 6.5%^
Dragondirect
• 9% growth, balances now $6.6bn
• c.70% of flow new to the bank
Business Deposits
• 16% growth, balances now $5.9bn
New Visa debit transaction accounts
• Suite of competitively priced flat fee accounts launching in Nov-06
• Combines benefits of flat fee accounts with flexibility of Visa debit
Margin improved and market share stable at 10%
*Percentages Sep-05 to Sep-06 excluding St.George New Zealand. ^2H06 on 1H06


41
Credit cards - balancing growth and risk
Credit card balances
17.0%*
$m
1,268
1,300
800
300
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• Industry leading revolve and retention rate
• Credit quality remains sound and within expected ranges
• Vertigo Mastercard
- >$100m in balances
- 28k new accounts since launch in May-06
- 65% of balance growth from existing customers
20% increase in credit cards sales 2H06 on 1H06
*Percentage Sep-05 to Sep-06


42
Middle Market – outstanding 2H06 performance
Total middle market receivables
23.9%*
$bn
19.0
20
15
10
5
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• 28% annualised growth 2H06
• 18% FY06 growth in NSW
• Average borrowings per customer up 10% since Sep-05
• Target industry segments strategy delivering
• Impaired assets/total middle market receivables 0.14%, down from 0.22% in Sep-05
Twice system growth achieved
with 55% of portfolio domiciled in NSW and ACT
*Percentage Sep-05 to Sep-06


43
Middle Market – growing customer relationships
Products per customer
Market share^
#
%
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Apr-04
Feb-06
Aug-06
Middle market
IBB KARM customers*
30% growth in Middle Market customers since Sep-05
*KARM – Key account relationship management. ^Cannex derived middle market market share


44
Middle Market - maintaining customer advocacy
%
Relationship management^
Satisfaction with relationship manager
Customer satisfaction
Propensity to acquire next product
Definitely recommend
Expected churn*
• 0% of St.George customers are considering changing banks in the next 6 months
• 18% of major bank customers are considering changing
St.George
Average of the 4 majors
Relationship model and Best Business Bank delivering
^Source: Jones Donald Customer Satisfaction Survey Sep-06
*East & Partners - Australian Commercial Transaction Banking Markets Survey Aug -06


45
Wealth Management – strong momentum
Total managed funds
20.3%*
$bn
39.3
40
30
20
10
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• 11% annualised growth 2H06
• Excellent inflows reflecting:
- strong platform sales
- quality investment offerings
- expanded distribution channels and product innovation
- favourable equity markets
Wealth businesses well positioned to continue delivering above system growth
*Percentage Sep-05 to Sep-06


46
Asgard – another solid performance
Funds under administration
23.9%*
$bn
29.0
30
20
10
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• 15% annualised growth 2H06
• Industry leading levels of customer service and retention
• Benefiting from government changes to superannuation legislation
• Continued investment in underlying infrastructure
Strong net inflows driving market share to 9.2%, up from 8.1%^
*Percentage Sep-05 to Sep-06 ^Source: Plan for Life Jun-05 to Jun-06 Quarterly Data System


47
Margin lending – accelerated growth
Margin lending receivables
$bn
3.0
2.0
1.0
0.0
62.8%*
2.6
HSBC acquisition
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
• Acquired HSBC Australia's $398m margin lending portfolio in Aug-06
• Excluding HSBC acquisition, portfolio up 38% since Sep-05
• Credit quality remains excellent
Awarded Asset Magazine's Margin Lender of the Year for 3rd consecutive year
*Percentage Sep-05 to Sep-06 and includes $398m acquisition of HSBC Australia margin lending portfolio in Aug-06

Rolling program of productivity initiatives

- Contact Centre operational enhancements including:
  - new rostering system
  - improved desktop systems
  - redesigned IVR* enabling increased customer self-authentication
- Continued improvements in speed of credit decisioning through enhanced staff training and higher lending delegations at point of sale
- Continued investment in back-office imaging and workflow technology including electronic valuations
- Rollout of revised branch rostering system to top 70 branches
- Review of head office functions, eliminating duplication
- Realisation of benefits from outsourced property and facilities management



*Interactive Voice Response

Business priorities update

Deepening and expanding our national footprint

Management outlook and targets



Deepening and expanding our footprint



Residential receivables
Middle Market receivables
Total retail deposits
12.2%*
23.9%*
10.7%*
$bn
62.7
19.0
43.1
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
NSW** SA^ VIC, QLD and WA

VIC, QLD and WA now represent 30% of residential receivables, 29% of Middle Market receivables and 19% of retail deposits

*Percentages Sep-05 to Sep-06 **Includes ACT ^Includes NT

NSW and SA – strong volumes growth momentum

NSW

	Home Loans %	Middle Market %	Deposits %
NSW*	10	18	9
System	9	10	6

- Focus on top 50 branches
- Sales and service and 'local markets' disciplines embedded
- Significant investment over prior years delivering uplift
- Economic outlook unchanged

SA

	Home Loans %	Middle Market %	Deposits %
SA^	14	23	10
System	14	20	8

- Focus on top 20 branches
- Local decisioning and 'local markets' model delivering measurable benefits
- Stable economic outlook

Strengthening our franchise in core markets



Percentages business volumes Sep-05 to Sep-06. *Includes ACT ^Includes NT

VIC – measured growth strategy delivering

Business volumes growth

	Home Loans %	Middle Market %	Deposits %
VIC	13	32	18
System	11	11	10

Additional investment

	Mar-03	Sep-06
Staff	262	413
Retail sites	28	38
Business sites	3	8

Since Mar-03 we have:

- Appointed a State Manager and adopted a co-ordinated team-based approach
- Embedded sales and service disciplines and deployed 'local markets' strategy
- Doubled wealth funds under administration to $5.8bn
- Doubled lending receivables and increased market share in targeted segments

Positioned as a full service alternative to the majors



Percentages Sep-05 to Sep-06

QLD and WA – continuing to expand the franchise

QLD

	Home Loans %	Middle Market %	Deposits %
QLD	18	48	10
System	15	19	9

- In Nov-04 State Manager appointed
- In FY06 staff increased by 7% and 2 new sites^ added
- 4 new sites scheduled for FY07
- Middle Market industry diversification driving accelerated growth

WA

	Home Loans %	Middle Market %	Deposits %
WA	26	39	37*
System	26	19	23

- In Sep-05 State Manager appointed and growth strategy launched
- In FY06 staff increased by 13% and a new site^ added
- 4 new sites scheduled for FY07
- Middle Market market share 9.3%

Growing market share in target markets of Middle Market, home loans and deposits



Percentages business volumes Sep-05 to Sep-06.
*Includes Asgard cash management accounts. ^Combined retail and business site

Contact Centre - significant sales and service uplift

People

- Market leading staff retention at 89%
  - up from 75% in Mar-03
  - compares to industry average of 71%
- Sales and service skills program embedded
- Improved and increased incentive program in place

Since Sep-05:

- Customer contacts per day per employee up 33%
- Business lending up 2.9 times
- Credit card cross sales to mortgage customers up 30%
- Consumer Credit Insurance cross sales to personal loan customers now 54%

2006 Awards

'Best Call Centre' - Australian TeleServices Association

'Service Excellence by a Call Centre' - Customer Service Institute of Australia



Delivering on our customer service formula


Engaged People

+ **Great Customer Experience** = **Superior Financial Results**







Compelling place to work

- Top quartile staff engagement score**
- Outstanding key staff retention
- Attracting significant numbers of high quality employees
- Team-based, positive, energetic culture, focused on making a difference for customers

Compelling place to bank

- Retail customer advocacy high at 46%*
- Middle Market customer advocacy high at 54%*
- 6% differential in customer satisfaction compared to average of major banks^
- Industry leading customer retention rates in GOLD, Middle Market and Asgard

Compelling place to invest

- Since Sep-01
  - 10% revenue CAGR
  - 14% EPS growth CAGR
  - 20% average per annum ROE
  - 18% dividend CAGR
  - 153% total shareholders return
- Consistently excellent credit quality

**The Gallup Organization Staff Survey 2006, Engagement IndexAustralian Top Quartile
*Source: Jones Donald Customer Satisfaction Survey Sep-06. Customers who would 'definitely recommend'
^Source: Roy Morgan Research Sep-06 rolling 3-mth average. Respondents (aged14+) with transaction accounts



Business priorities update

Deepening and expanding our national footprint

Management outlook and targets



Confidence for the future

- Core strengths of people and culture
- Strong customer loyalty and advocacy
- Room to grow across products, segments and geographies
- Focused, agile and quick to innovate
- Management team with track record of excellent execution



Outlook

Sector outlook

- National home loan credit growth to moderate to around 10%-12%
- National business lending growth to remain solid
- Markets factoring in a further increase in official rates
- NSW economic growth to remain subdued in 2007
- Competitive environment to remain intense

St.George outlook

- Home loan portfolio to grow in line with system
- Middle market targeting twice system growth
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth



Targets: FY07 and FY08

EPS growth FY07	10%*
EPS growth FY08	10%*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



*AIFRS targets exclude impact of hedging and derivatives

st.george



Consistently delivering on targets

	Target	Outcome
FY03 EPS growth	Nov-02: 10%	14.0%
FY04 EPS growth	Nov-03: 10-11%	13.1%
FY05 EPS growth	Nov-04: 10%	12.1%
FY06 EPS growth	Nov-05: 10% AGAAP >10% AIFRS	10.3% AGAAP 13.1% Cash AIFRS
Cost to income	Sep-04: sub 50% Manage to lower end of peers	47.5% in FY04 44.0% in FY06
Capital	Tier one 7.0-7.5%	Consistently in range*
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the average of the majors	Consistently achieved



*Temporary reduction allowed by APRA around issuance of guidelines on innovative/non-innovative hybrids

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au




st.george

8 November 2006

news release

ST.GEORGE ANNOUNCES NON-INNOVATIVE HYBRID TIER 1 CAPITAL RAISING

St.George Bank Limited (St.George) announces today a Non-innovative hybrid Tier 1 Capital offer to raise up to $250 million through the offer of Converting Preference Shares (CPS).

CPS are converting preference shares to be issued directly by St.George. Two and a half million CPS will be offered at $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $50 million (Offer).

Chief Financial Officer, Steve McKerihan, said that; "The Offer has been foreshadowed in our recent results announcements. It forms part of St.George's ongoing capital management program aimed at optimising the level and mix of the Group's capital base and reducing overall funding costs.

"In February 2006, we removed $300 million of PRYMES (reset preference shares issued in 1999) from the Group's capital structure so as to make way for more efficient hybrid Tier 1 Capital instruments. We removed PRYMES through their conversion into ordinary shares and an off-market buy-back.

"Then, in June 2006, we issued $150 million of SPS (Step-up Preference Shares) to partially replace the hybrid funding provided by the PRYMES. The $250 million of CPS we are issuing now will complete this replacement. Also, it will give St.George additional cost effective capital that under APRA's new prudential standards is classified as Non-innovative Residual Tier 1 Capital.

"The completion of the CPS issue is expected to return St.George's Tier 1 Capital Ratio to within its target range of 7.0% to 7.5% and ensure St.George is well positioned for future growth."

Key features of CPS

CPS have been designed as mandatory converting preference shares in order to meet APRA's new prudential standards and guidance notes (issued in May 2006) which set out the requirements that govern what types of securities will be classified as Non-innovative Residual Tier 1 Capital. However, included in the terms of CPS are protections for investors (called Mandatory Conversion Conditions) which ensure that mandatory conversion will be delayed if St.George's ordinary share price falls to less than 50% of the St.George ordinary share price at the time the CPS are issued. Set out below is a summary of the key features of CPS.

Dividends

CPS offer investors preferred, non-cumulative dividends based on a floating rate, which are expected to be fully franked. Dividends are scheduled to be paid quarterly in arrears - subject to certain payment tests being satisfied.

The dividend rate will be based on the 90 day Bank Bill Swap Rate on the first business day of each dividend payment period plus a margin, adjusted for franking.

The margin will be set through a bookbuild to be conducted on 15 November 2006, expected to be within the range of 1.10% per annum to 1.40% per annum.

St.George expects to announce the results of the bookbuild and open the Offer on 16 November 2006.

Mandatory conversion

CPS will mandatorily convert into a variable number of ordinary shares on 20 August 2012 as long as the two Mandatory Conversion Conditions are satisfied. These conditions broadly relate to the St.George ordinary share price before the possible mandatory conversion date being at least 50% of the ordinary share price at the time of allotment of CPS.

The mandatory conversion conditions protect holders of CPS from receiving less than $101.01 worth of ordinary shares for each CPS upon mandatory conversion.[1] If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then CPS will mandatorily convert on the next dividend payment date on which they are both satisfied. However, if CPS do not convert to ordinary shares on a possible mandatory conversion date, then St.George will continue to pay dividends at the dividend rate—subject to the payment tests.

Exchange by St.George

If a tax event or a regulatory event occurs, then St.George may choose to, and if an acquisition event occurs St.George must, redeem, buy back, cancel or convert (subject to APRA giving its approval) all the CPS on issue. However, St.George must not choose conversion if just before the dispatch of an exchange notice the ordinary share price is less than 60% of the ordinary share price at the time of allotment of the CPS.

Credit Ratings

International ratings agencies Standard & Poor's Ratings Services (S&P), Moody's Investors Service (Moody's) and Fitch Ratings (Fitch) have assigned issue credit ratings of 'BBB+', 'A3' and 'A-' respectively. St.George's S&P, Moody's and Fitch ratings of 'A+', 'A1' and 'A+' respectively remain unchanged, and highlight the financial strength of the St.George Group.

ASX quotation

St.George will apply to quote CPS on ASX under ASX code 'SGBPD'.

---

[1] The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

Offer details

Syndicate

St.George has appointed UBS as Structuring Adviser and Joint Lead Manager to the Offer. Goldman Sachs JBWere will also be Joint Lead Manager to the Offer. The Co-Managers to the Offer are Bell Potter Securities, Goldman Sachs JBWere, Ord Minnett, St.George Bank and UBS Wealth Management.

Offer structure

CPS will be offered under:

- a securityholder offer to Australian resident holders of St.George ordinary shares, SPS and SAINTS;
- a broker firm offer to Australian resident retail clients of Co-Managers and participating brokers; and
- an institutional offer to certain institutional investors.

There is no general public offer of CPS and applications must be for a minimum of $5,000 (50 CPS).

St.George has been granted a waiver by ASX from Listing Rule 10.11 in relation to the offer of CPS to permit the Directors of St.George and their associates to be issued CPS under the Prospectus without shareholder approval, provided that the extent of the participation of all the Directors (and their associates) combined is no more than 0.2% of the total number of CPS issued, and the participation of the Directors and their associates in the offer of the CPS is on the same terms and conditions as other subscribers

Key dates for the Offer

The Offer is expected to open on 16 November 2006 following a bookbuild to determine the Margin. The closing date for the offer is expected to be 5:00 pm on 11 December 2006 for applicants to the securityholder offer and 10:00 am on 18 December 2006 for broker firm applicants. Key dates relating to this Offer are set out in the Annexure to this announcement.

Availability of Prospectus

Full details of the Offer are set out in the Prospectus lodged with the Australian Securities and Investments Commission today, which is available online at www.stgeorge.com.au/about/investor.

More information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Investor Relations Manager
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

Important notices

Annexure

The indicative Offer timetable and key dates in relation to the Offer are set out below.

Key dates for the Offer	Date
Announcement of Offer and Prospectus lodged with ASIC	8 November 2006
Bookbuild	15 November 2006
Announcement of Margin and opening date for the Offer	16 November 2006
Closing date for the securityholder offer	11 December 2006
Closing date for the broker firm offer	18 December 2006
Allotment date	19 December 2006
CPS commence trading on ASX on a deferred settlement basis	20 December 2006
Holding statements dispatched by	21 December 2006
CPS commence trading on ASX on a normal settlement basis	22 December 2006

Key dates for CPS	Date
Record date for first dividend	5 February 2006
First dividend payment date [1]	20 February 2007
Mandatory conversion date [2]	20 August 2012

Note:

1 Dividends are scheduled to be paid quarterly subject to payment tests being satisfied.

2 The mandatory conversion date may be later than 20 August 2012 if both of the mandatory conversion conditions are not then satisfied.

Dates may change
St.George, in conjunction with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late applications, or to cancel the Offer prior to the allotment of CPS. If the Offer is cancelled prior to the allotment of CPS, all application payments will be refunded (without interest) to applicants as soon as possible.

Quotation on ASX
St.George will apply to ASX within seven days after the date of the Prospectus for CPS to be quoted on ASX. Quotation of CPS is not guaranteed or automatic. If ASX does not grant permission for SPS to be quoted, CPS will not be issued and all application payments will be refunded (without interest) to applicants as soon as possible.

Applications
No application will be accepted (and no CPS will be issued) until seven days after the Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (up to a total of 14 days) by notice in writing to St.George. This period is known as the Exposure Period. Any applications received during the Exposure Period will not be accepted until after the expiry of that period.

All times are based on Sydney, New South Wales, Australia time.

St.George Converting Preference Shares (CPS) Prospectus

for the offer of 2.5 million CPS for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $50 million.

Applications must be for a minimum of 50 CPS ($5,000).

Issuer

St.George Bank Limited
ABN 92 055 513 070

Structuring Adviser and Joint Lead Manager


UBS
Investment Bank

Joint Lead Manager


Goldman Sachs
JBWere

Co-Managers

Bell Potter Securities Limited
Goldman Sachs JBWere Pty Ltd
Ord Minnett Limited
St.George Bank Limited
UBS Wealth Management Australia Limited


st.george

Good with people. Good with money.

Important information

About this Prospectus

This Prospectus relates to the offer of 2.5 million St.George Bank Limited (St.George) Converting Preference Shares (CPS) for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $50 million (Offer).

This Prospectus is dated 8 November 2006 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. The expiry date of this Prospectus is 8 December 2007. No CPS will be allotted or issued on the basis of this Prospectus after the expiry date.

ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. These words and expressions are capitalised and are defined in the Glossary in Section 8.

The definitions specific to CPS are in clause 9 of the Terms of Issue in Appendix A.

A reference to dollars, $, A$ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

Exposure Period

The Corporations Act prohibits St.George processing Applications in the seven day period after the date this Prospectus was lodged with ASIC. This period is referred to as the Exposure Period and ASIC may extend this period by up to a further seven days (that is up to a total of 14 days).

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants before the raising of funds. Applications received during the Exposure Period will not be processed until after the expiry of the Exposure Period.

Prospectus availability

This Prospectus will be available electronically during the Exposure Period and the Offer Period at **www.stgeorge.com.au/about/investor**. If you access an electronic copy of this Prospectus, then you should see the section below. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457**.

Electronic access to Prospectus

The following conditions apply if this Prospectus is accessed electronically:

- you must download the entire Prospectus from **www.stgeorge.com.au/about/investor**;
- your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus; and
- the Prospectus is available electronically to persons accessing and downloading or printing the electronic version of the Prospectus in Australia.

Applications for CPS

You should read this Prospectus in full before deciding whether to apply for CPS. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should consult your financial adviser or other professional adviser.

For information on who is eligible to apply for CPS under the Offer and how to make an Application - see Section 3.

No withdrawal of Application

You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act. However, if you lodge your Application Form during the Exposure Period, you will be able to withdraw your Application before the Opening Date.

Allotment of CPS

If CPS are accepted for quotation on ASX and if St.George does not cancel the Offer, St.George expects to allot CPS on 19 December 2006.

If you are allotted and issued less than the number of CPS that you applied for, you will receive a refund of part of your Application Payment as soon as practicable after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

CPS are not deposit liabilities of St.George

Investments in CPS are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

The investment performance of CPS is not guaranteed by St.George or any other member of the Group.

No representations other than in this Prospectus

You should rely only on the information in this Prospectus. No person is authorised to provide any information, or to make any representation in connection with the Offer, which is not in this Prospectus. Any information or representation not in this Prospectus may not be relied upon as having been authorised by St.George in connection with the Offer.

Except as required by law, and only to the extent that it is required by law, neither St.George nor any other person warrants the future performance of St.George, CPS, or any return on any investment made by you under this Prospectus.

The pro-forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice

The information provided in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation or particular needs (including financial and taxation issues). It is important that you read this Prospectus in full before deciding whether to invest in CPS and consider the risk factors that could affect the performance of CPS or St.George. The risk factors in relation to investing in CPS that you should consider are in Section 5. You should carefully consider these risk factors and the other factors set out in this Prospectus in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and consult your financial adviser or other professional adviser before deciding whether to invest in CPS.

Restrictions on foreign jurisdictions

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. If you are a potential investor in any jurisdiction outside Australia and you come into possession of this Prospectus, you should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). CPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

Providing personal information

You will be asked to provide personal information to St.George (directly or via the Registry) if you apply for CPS. See Section 3.7 for information on how St.George (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at **www.stgeorge.com.au**.

Enquiries

If you have any questions in relation to the Offer, please consult your financial adviser or other professional adviser.

Contents

Key dates

KEY DATES FOR THE OFFER

Announcement of Offer and Prospectus lodged with ASIC	8 November 2006
Bookbuild	15 November 2006
Announcement of Margin and Opening Date	16 November 2006
Closing Date for Securityholder Offer	11 December 2006
Closing Date for Broker Firm Offer	18 December 2006
Allotment Date	19 December 2006
CPS commence trading on ASX on a deferred settlement basis	20 December 2006
Holding Statements dispatched by	21 December 2006
CPS commence trading on ASX on a normal settlement basis	22 December 2006

KEY DATES FOR CPS

Record Date for first Dividend	5 February 2007
First Dividend Payment Date	20 February 2007
Mandatory Conversion Date	20 August 2012[1]

Note:
1 The Mandatory Conversion Date may be later than 20 August 2012 if both the Mandatory Conversion Conditions are not then satisfied.

Dates may change
St.George, with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including (subject to the Corporations Act and the ASX Listing Rules) to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before the allotment of CPS. If the Offer is cancelled before the allotment of CPS, then all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Quotation on ASX
St.George will apply to ASX, within seven days after the date of this Prospectus, for CPS to be quoted on ASX. Quotation of CPS is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications
No Application will be accepted (and no CPS will be issued) until seven days after this Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (up to a total of 14 days) by notice in writing to St.George. This period is known as the Exposure Period. Any Applications received during the Exposure Period will not be accepted until after that period ends.

St.George Converting Preference Shares (CPS)

What are CPS?

"CPS" is an acronym for Converting Preference Shares, which are non-cumulative unsecured converting preference shares in the capital of St.George.

This Prospectus describes the offer of CPS.

Floating rate franked Dividends

Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked.

Dividends are scheduled to be paid quarterly in arrears - subject to the Payment Tests.

Dividend Rate

The Dividend Rate for each quarterly period will be calculated using the following formula:

Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 - Tax Rate).

Mandatory Conversion

CPS are designed to convert into a variable number of Ordinary Shares on 20 August 2012 - as long as both of the Mandatory Conversion Conditions are satisfied. If they are not both satisfied on that date, then the Mandatory Conversion Date moves to the next Dividend Payment Date on which they are both satisfied.

The Mandatory Conversion Conditions provide protection to Holders from receiving less than $101.01 worth of Ordinary Shares per CPS on Mandatory Conversion.[1]

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

Below is a high level summary of the CPS. For a more detailed summary of the key terms of CPS - see Section 1. For answers to key questions about CPS and the Offer generally - see Section 2. The below information is a summary only. You should read this summary subject to the other information in this Prospectus, in particular the risks that are summarised on the following pages and the Terms of Issue in Appendix A.

Exchange by St.George	If a Tax Event or a Regulatory Event occurs, then St.George **may** choose to, and if an Acquisition Event occurs, then St.George **must**, redeem, buy back, cancel or convert (subject to APRA giving its approval) all the CPS then on issue. However, St.George **must not** choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.
Quotation on ASX	St.George will apply to quote CPS on ASX under ASX code 'SGBPD'.
Issue Credit Rating[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.
Ranking on winding up	CPS rank ahead of Ordinary Shares, effectively equal with SPS, SAINTS and DCS, but behind all depositors and creditors of St.George.

Note:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with CPS and Section 5.1.11 for risks associated with credit ratings.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

Summary of key risks

Dividends may not be paid

There is a risk that Dividends will not be paid if the Payment Tests are not satisfied - see Section 5.1.1. The Payment Tests are described in Section 2.4.7.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper will apply - see Section 2.4.10.

Financial market conditions and liquidity

The market price of CPS may fluctuate due to various factors that affect financial market conditions - see Section 5.1.2. It is possible that CPS may trade at a market price below $100 each (Face Value).

In addition, the market for CPS may be less liquid than the market for Ordinary Shares. Holders who wish to sell their CPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS.

Changes in Dividend Rate

The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate. There is a risk that this rate may become less attractive when compared to the rates of return available on comparable securities - see Section 5.1.4.

Exchange by St.George is subject to certain events occurring

Exchange **may** occur if a Tax Event or Regulatory Event happens and **must** occur if an Acquisition Event happens - see Section 2.6.3. Exchange is subject in all cases to APRA giving its approval. The Ordinary Share price two Business Days before the proposed date of dispatch of an Exchange Notice will affect whether St.George can choose conversion into Ordinary Shares on Exchange. APRA may not approve the Exchange and the choice St.George makes may be disadvantageous to the Holder in light of market conditions, or individual circumstances, at the time of Exchange - see Section 5.1.6.

Holders have no right to request Exchange.

Before deciding whether to apply for CPS, you should consider whether CPS are a suitable investment for you. There are risks associated with investing in CPS and in St.George and the banking industry generally. Many of those risks are outside the control of St.George and its Directors. These two pages set out a summary of the key risks which are detailed in Section 5.

Mandatory Conversion may not occur	CPS are designed to convert into Ordinary Shares on 20 August 2012. However, there is a risk that the Ordinary Share Price falls to such an extent after the issue of CPS that either of the Mandatory Conversion Conditions are not satisfied when Mandatory Conversion is scheduled to occur. This means that Mandatory Conversion may not occur on 20 August 2012 or on any of the following Dividend Payment Dates - see Section 5.1.7.
St.George's financial performance and position	The value of CPS may be affected by St.George's financial performance and position - regardless of whether or not they are Exchanged. For specific risks associated with an investment in St.George and the banking industry generally - see Section 5.2. St.George's financial performance and position may also adversely affect the credit ratings associated with CPS - see Section 5.1.11.

Who can apply and what should they do?

To apply for CPS, you must be eligible and you should consider this Prospectus in full.

Who may apply?

The Offer is only being made to:

- Eligible Securityholders who may apply under the Securityholder Offer;
- Australian resident retail clients of Co-Managers or Participating Brokers who may apply under the Broker Firm Offer; and
- Institutional Investors who are invited by the Joint Lead Managers to bid for CPS through the Bookbuild under the Institutional Offer.

There is no general public offer of CPS.

Applications must be for a minimum of 50 CPS ($5,000).

Read

Read this Prospectus in full - paying particular attention to:

- important information on the inside front cover;
- answers to key questions in Section 2;
- risks that may be relevant to an investment in CPS in Section 5; and
- the Terms of Issue in Appendix A.

Consider and consult

Consider all risks and other information about CPS in light of your investment objectives, financial situation or particular needs (including financial and taxation issues).

Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for CPS.

Completing and submitting Application Forms

If you are eligible to apply for CPS and you want to apply for CPS, then you need to complete *and* submit an Application Form:

Complete an Application Form

Eligible Securityholders: You can apply for CPS by lodging your personalised Securityholder Application Form.

You can register your interest to receive a copy of this Prospectus accompanied by your personalised Securityholder Application Form:

- online at **www.stgeorge.com.au/about/investor**; or
- by calling the **St.George InfoLine on 1800 804 457.**

Broker Firm Applicants: You should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and your Application Payment.

Applications for CPS may only be made on an Application Form.

Submit your Application Form

If you are an Eligible Securityholder

Mail or deliver your completed personalised Securityholder Application Form together with your Application Payment to the Registry:

by **mail** to:
Computershare Investor
Services Pty Limited
GPO Box 253
Sydney NSW 2001

by **hand** to:
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Your completed personalised Securityholder Application Form must be received by the Registry no later than the Closing Date for the Securityholder Offer, which is expected to be **5.00pm on 11 December 2006.**

If you are a Broker Firm Applicant

Contact your Co-Manager or Participating Broker for instructions on how to submit the Broker Firm Application Form and Application Payment. It must be received by the Co-Manager or Participating Broker by the Closing Date for the Broker Firm Offer, which is expected to be **10.00am on 18 December 2006.**

The Offer may close early, so you are encouraged to lodge your Application Forms and Application Payments promptly.

For more information

If, after you have read this Prospectus, you have any questions regarding the Offer or how to apply for CPS, contact your financial adviser or other professional adviser.

Key terms of CPS

This Section summarises the key terms of CPS.

For more detail on these key terms - see Section 2 which provides answers to key questions about CPS and the Offer generally. The following information is a summary only. You should read this summary subject to the other information in this Prospectus, in particular:

- the risks in Section 5; and
- the Terms of Issue in Appendix A.



1. Key terms of CPS

General

Issuer	St.George Bank Limited (ABN 92 055 513 070).
Security	Converting Preference Shares (CPS). CPS are non-cumulative unsecured converting preference shares in the capital of St.George.
Face Value	$100 per CPS.
Term	CPS are preference shares, which means they are perpetual. However, CPS are designed to mandatorily convert into Ordinary Shares on 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied.
Quotation on ASX	St.George will apply to quote CPS on ASX under ASX code 'SGBPD'. Quotation is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.
Issue Credit Rating[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.

Dividends

Floating rate franked	Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. Dividends are scheduled to be paid quarterly in arrears - subject to the Payment Tests.
Dividend Rate	The Dividend Rate for each quarterly Dividend will be calculated using the following formula: **Dividend Rate** = (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**) where: **Bank Bill Swap Rate** is • the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period; **Margin** is • determined under the Bookbuild - the Margin is expected to be within the range of 1.10% per annum to 1.40% per annum; and **Tax Rate** is • the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).
Dividend Payment Dates	In each year that CPS are on issue, Dividends are scheduled to be paid in arrears on 20 February, 20 May, 20 August and 20 November. The first Dividend Payment Date is 20 February 2007. The last Dividend Payment Date is the date on which CPS are Exchanged. If any of these dates are not Business Days, then payment will be made on the next Business Day.
Franking	St.George expects Dividends to be fully franked. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.

Note:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with CPS and Section 5.1.11 for risks associated with credit ratings.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

Dividend Payment Tests	For a Dividend to be paid, the Payment Tests must be satisfied. They can be summarised as: • the Directors declaring a Dividend to be payable; • St.George having sufficient profits available to pay the Dividend; • St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; • the amount of the Dividend not exceeding St.George's Distributable Profits; and • in the case of an Optional Dividend, APRA giving its prior written approval.
Dividend stopper if Dividends are not paid	If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get the approval of a special resolution of Holders before it can: • pay any dividend or distribution on any Equal Ranking Capital Securities (including SPS, SAINTS and DCS) or on any Junior Ranking Capital Securities (including Ordinary Shares); or • make any return of capital on any Junior Ranking Capital Securities. However, St.George can do those things without Holder approval if (among other things) St.George first either pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months (an Optional Dividend) - see Section 2.4.10.

Mandatory Conversion into Ordinary Shares

Mandatory Conversion	St.George must convert all CPS on issue at the Mandatory Conversion Date into Ordinary Shares. Holders will receive $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS on Mandatory Conversion.[1]
Mandatory Conversion Date	The Mandatory Conversion Date will be 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied.
Mandatory Conversion Date may be later	If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.
Mandatory Conversion Conditions	The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are: • on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price; and • during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price. The Mandatory Conversion Conditions provide protection to Holders from receiving less than $101.01 worth of Ordinary Shares per CPS on Mandatory Conversion.[1] For those calculations, the **Issue Share Price** is the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Allotment Date. *For example, if the Issue Share Price is $30.00, then the VWAPs relevant to the two Mandatory Conversion Conditions are $18.18 and $15.15, respectively.*
Impact of Mandatory Conversion Conditions	The Maximum Conversion Number will never apply to limit the number of Ordinary Shares Holders receive on Mandatory Conversion. If the Conversion Number is greater than the Maximum Conversion Number on a potential Mandatory Conversion Date, then the Mandatory Conversion Conditions will prevent Mandatory Conversion occurring.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

Exchange

Exchange by St.George	St.George **may** choose Exchange of all (but not some only) of CPS on issue after a Tax Event or a Regulatory Event. St.George **must** choose Exchange of all (but not some only) of CPS on issue after an Acquisition Event. In either case, St.George may choose (subject to APRA giving its approval) to: • convert each CPS into a number of Ordinary Shares equal to the Conversion Number; • redeem, buy back or cancel CPS for the Face Value of $100 each; or • undertake a combination of the above. If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by St.George, then the Maximum Conversion Number can act as a limit on the number of Ordinary Shares a Holder can receive on conversion. However, St.George **must not** choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.
Exchange by Holders	Holders have no right to request Exchange.

Conversion Number after Mandatory Conversion or Exchange

Conversion Number	If St.George does convert CPS under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS will convert into Ordinary Shares will be calculated by dividing: • the Face Value of $100 per CPS; by • the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount.
Maximum Conversion Number	The Maximum Conversion Number will be calculated as: $\frac{\textbf{Face Value (\$100)}}{\text{50\% x }\textbf{Issue Share Price}}$ *For example, if the Issue Share Price is $30.00, then the Maximum Conversion Number would be 6.6667 Ordinary Shares.*

Ranking

Ranking on winding up	CPS are not deposit liabilities of St.George. CPS rank for payment on a winding up of St.George ahead of Ordinary Shares, effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but behind all depositors and creditors of St.George. St.George reserves the right in the future to issue further CPS, or other preference shares or Capital Securities ranking ahead of, equally with or behind CPS. That ranking may be in respect of dividends, a return of capital on winding up, or otherwise.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if CPS are a suitable investment for you, then you should consult your financial adviser or other professional adviser.

Answers to key questions

This Section answers some key questions you may have about CPS.

The answers to these key questions are intended as a guide only.

Further details are provided elsewhere in this Prospectus, which you should read in its entirety.

The Terms of Issue are in Appendix A.



2. Answers to key questions

2.1 DESCRIPTION OF CPS

2.1.1 What are CPS?

"CPS" is an acronym for Converting Preference Shares, which are non-cumulative unsecured converting preference shares in the capital of St.George.

CPS:

- entitle Holders to preferred, non-cumulative Dividends, based on a floating rate, which are expected to be fully franked - subject to the Payment Tests - see Section 2.4;
- convert into Ordinary Shares on the Mandatory Conversion Date - see Section 2.5;
- can be Exchanged by St.George subject to the occurrence of certain events - see Section 2.6; and
- rank for payment on a winding up of St.George ahead of Ordinary Shares, effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but behind all depositors and creditors of St.George - see Section 2.8.

2.1.2 Why is St.George issuing CPS?

St.George is issuing CPS to:

- complete the replacement of the hybrid Tier 1 funding previously provided by the PRYMES before their conversion into Ordinary Shares in February 2006; and
- provide St.George with Non-innovative Residual Tier 1 Capital funding.

The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.

After the issue of CPS, St.George expects that its Tier 1 Capital Ratio will be back within its target range of 7.0% to 7.5%.

For more information about St.George's capital management - see Section 4.6.

2.1.3 What is Tier 1 Capital?

APRA classifies capital into two tiers for its supervisory purposes - referred to as Tier 1 Capital and Tier 2 Capital. APRA requires all authorised deposit-taking institutions (ADIs) to maintain a minimum ratio of capital to risk weighted assets, at least half of which must be maintained in the form of Tier 1 Capital, with the remainder being in the form of Tier 2 Capital.

Tier 1 Capital consists of paid up ordinary shares, general reserves, retained profits, non-cumulative preference shares and other innovative capital instruments not redeemable at the holder's option (as approved by APRA) together with minority interests but excludes retained profits and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 Capital must constitute at least 50% of the capital base requirements.

New APRA prudential standards and guidance notes implemented in July 2006 require regulatory capital and risk weighted assets to be calculated on an AIFRS basis.

For more information on APRA - see Section 2.3.1

2.1.4 What is Non-innovative Residual Tier 1 Capital?

The new APRA prudential standards and guidance notes contain a staggered implementation of Tier 1 Capital limitations:

- innovative hybrid capital securities (such as SPS and SAINTS) to constitute 15% of net Tier 1 Capital; and
- residual capital (both innovative and Non-innovative Residual Tier 1 Capital) to constitute 25% of net Tier 1 Capital.

The limits on Residual Tier 1 Capital and innovative Tier 1 Capital become effective on 1 January 2008. For ADIs materially affected, APRA intends to grant up to a further two year transition period, until 1 January 2010, to allow these institutions to come within the proposed limits.

The new APRA prudential standards and guidance notes set out features that would cause a security to be classified as Non-innovative Residual Tier 1 Capital. Under these APRA standards, mandatory convertible preference shares can qualify as Non-innovative Residual Tier 1 Capital provided that the maximum number of ordinary shares received on conversion of each preference share does not exceed the ratio of the price of the preference share divided by 50% of the ordinary share price at the time of issue of the preference shares.

CPS qualify as Non-innovative Residual Tier 1 Capital (among other things) due to the existence of the Maximum Conversion Number. Effectively, the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion can occur. The Maximum Conversion Number will be calculated on the Allotment Date.

For information on the Maximum Conversion Number - see Section 2.5.4.

CPS have been designed to protect you from Mandatory Conversion occurring if the Maximum Conversion Number would cause you to receive less than $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS.[1] These protections are called Mandatory Conversion Conditions.

For information on the Mandatory Conversion Conditions - see Section 2.5.3.

For more information on the Conversion Number - see Section 2.7.1.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2.1.5 Can CPS be traded on ASX?
St.George will apply to quote CPS on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in CPS by selling or buying CPS on ASX at the market price. There can be no assurances as to what that market price will be.

For more information on the risks associated with an investment in CPS - see Section 5.

If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If CPS are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia.

CPS are expected to trade under ASX code 'SGBPD'.

2.1.6 Are CPS independently rated?
CPS have been assigned an Issue Credit Rating of 'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings. Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

For information about credit ratings associated with CPS - see Section 4.8. For information about the risks associated with credit ratings - see Section 5.1.11.

2.2 THE OFFER AND APPLYING FOR CPS

2.2.1 What is the Offer?
The Offer is for 2.5 million CPS for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $50 million.

For more information on the Offer - see Section 3.

2.2.2 What are the risks of investing in CPS?
There are risks associated with investing in CPS and in St.George and the banking industry generally, many of which are outside the control of St.George and its Directors.

For more information on the particular risks associated with investing in CPS - see Section 5.1.

For more information on the particular risks associated with investing in St.George and the banking industry generally - see Section 5.2.

2.2.3 What are the taxation consequences of investing in CPS?
The taxation consequences for you of investing in CPS will depend on your individual circumstances. You should obtain your own tax advice before investing in CPS.

For the Tax Letter that summarises the relevant taxation consequences for Australian resident Holders - see Section 6.

2.2.4 Who may apply for CPS?
You may apply for CPS if you are:

- an Eligible Securityholder who may apply under the **Securityholder Offer**;
- an Australian resident retail client of a Co-Manager or Participating Broker who may apply under the **Broker Firm Offer**; or
- an Institutional Investor who is invited by the Joint Lead Managers to bid for CPS through the Bookbuild under the **Institutional Offer.**

There is no general public offer of CPS.

For more information on who may apply for CPS - see Section 3.2.

2.2.5 How can you apply for CPS?
Details of how to apply for CPS are in Section 3.

A Broker Firm Application Form is attached to this Prospectus.

Eligible Securityholders may register their interest to receive a personalised Securityholder Application Form either online at **www.stgeorge.com.au/about/investor** or by calling the **St.George InfoLine on 1800 804 457.**

Instructions on how to complete your Application Form are set out on the reverse side of each of the Application Forms.

For more information on how to apply for CPS - see Section 3.4.

2.2.6 Is there a minimum Application amount?
Yes. If you apply to invest in CPS, you must pay $100 per CPS on Application. You must apply for a minimum of 50 CPS ($5,000). If you apply for more than 50 CPS, you must apply for multiples of 10 CPS - that is, for incremental multiples of at least $1,000.

2.2.7 Is there brokerage or stamp duty payable?
No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS on ASX after CPS have been quoted on ASX.

2.3 REGULATORY AND TAXATION MATTERS

2.3.1 What is APRA?
APRA is the Australian Prudential Regulation Authority which is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry.

St.George is regulated by APRA because of its status as an ADI. APRA's prudential standards aim to ensure that ADIs (including St.George) maintain adequate capital to support the risks associated with their activities on both a stand-alone and group basis.

APRA's website at **www.apra.gov.au** includes further details of its functions, prudential standards and guidelines.

2.3.2 How are CPS treated by APRA for regulatory capital purposes?
The terms of CPS satisfy the current prudential guidelines for Non-innovative Residual Tier 1 Capital as set by APRA.

For more information about St.George's capital management - see Section 4.6. For more information on the pro-forma financial effect of the issue of CPS on St. George's capital position - see Section 4.7.

2.3.3 Could regulatory changes affect CPS?
Yes. If there is a regulatory change, and St.George determines (based on advice from a reputable legal counsel) that the regulatory change has certain specified effects, then a Regulatory Event will occur and St.George may choose Exchange.

For more information on St.George's right of Exchange and the definition of a Regulatory Event - see Sections 2.6.3 and 2.6.6.

2.3.4 Could tax changes affect CPS?
Yes. Various tax related actions or events (such as a change to the tax laws, a judicial decision or a public or private ruling) could (if St.George receives an opinion from a reputable legal counsel or tax adviser that the tax related action or event will have certain specified effects) be a Tax Event such that St.George may choose to Exchange.

For more information on St.George's right of Exchange and the definition of a Tax Event - see Sections 2.6.3 and 2.6.5.

2.4 DIVIDENDS

2.4.1 What are Dividends?
Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. For a Dividend to be paid, the Payment Tests must be satisfied - see Section 2.4.7.

Dividends are scheduled to be paid quarterly in arrears at the Dividend Rate - see Section 2.4.2.

2.4.2 How will the Dividend Rate be calculated?
The Dividend Rate for each quarterly Dividend will be set on the first Business Day of each Dividend Period and will be calculated using the following formula:

Dividend Rate
= (Bank Bill Swap Rate + Margin) x **(1 - Tax Rate)**

where:

Bank Bill Swap Rate is the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period;

Margin is determined under the Bookbuild - the Margin is expected to be within the range of 1.10% per annum to 1.40% per annum; and

Tax Rate is the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).

As an example, assuming the Bank Bill Swap Rate on the Allotment Date is the same as that on 2 November 2006 and the Margin was at the bottom of the Bookbuild Margin range (1.10% per annum), then the Dividend Rate for the first Dividend Period (from the Allotment Date to 20 February 2007) will be calculated as follows:

Bank Bill Swap Rate (i.e. Bank Bill Swap Rate on 2 November 2006)	6.3733% p.a.
Plus: the Margin (bottom of the Bookbuild range)	+ 1.1000% p.a.
Equivalent grossed-up Dividend Rate	7.4733% p.a.
Multiplied by (1 - Tax Rate)	x 0.70
Indicative fully franked Dividend Rate[1]	5.2313% p.a.

Note:
1 The calculation of the Dividend Rate will be rounded to four decimal places. The Bank Bill Swap Rate and Margin on which this calculation is based are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend Rate. The actual Dividend Rate may be higher or lower than this.

The Dividend Rate set for each Dividend Period after the first Dividend Payment Date will be calculated using the above formula.

For more information on the calculation of the Dividend Rate - see clause 2.1 of the Terms of Issue.

2.4.3 How will the actual amount of the Dividend be calculated?
The Dividend scheduled to be paid on each Dividend Payment Date will be calculated using the following formula:

$$\text{Dividend} = \frac{\textbf{Dividend Rate} \times \text{Face Value} \times \text{N}}{365}$$

where:

Dividend Rate is calculated as set out in Section 2.4.2;

Face Value is $100 per CPS; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

Continuing from the previous example, if the Dividend Rate was 5.2313% per annum as calculated in Section 2.4.2, then the Dividend on each CPS for an indicative Dividend Period of 90 days would be calculated as follows:

Fully franked Dividend Rate	5.2313% p.a.
Multiplied by the Face Value	x $100.00
Multiplied by number of days in the Dividend Period	x 90[1]
Divided by the number of days in a year	÷ 365
Fully franked Dividend	**$1.2899[2]**

Notes:

1 Dividend Periods will generally be 90 to 92 days. However, the first Dividend Period is expected to be 62 days as it is expected to start on the Allotment Date, 19 December 2006.

2 All calculations of Dividends will be rounded to the nearest four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS, any fraction of a cent will be disregarded. The Dividend Rate on which this calculation is based and the Dividend above are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend. The actual Dividend may be higher or lower than this.

For the calculation of the Dividend - see clause 2.1 of the Terms of Issue.

2.4.4 What is the Bank Bill Swap Rate?
The Bank Bill Swap Rate is a benchmark interest rate in the Australian money market, commonly used by major Australian banks to lend cash to each other over a 90 day period. On 2 November 2006, the Bank Bill Swap Rate was 6.3733% per annum.

For information on the movement in the Bank Bill Swap Rate over the last 20 years and the risks associated with movements in the Dividend Rate - see Section 5.1.4.

2.4.5 When will Dividends be paid?
Subject to the Payment Tests described in Section 2.4.7, Dividends are scheduled to be paid in arrears on each Dividend Payment Date. The first Dividend Payment Date is 20 February 2007. The last Dividend Payment Date is the date on which CPS are Exchanged.

After the first Dividend Period, the Dividend Rate will be determined and the Dividend will be paid on the following dates each year. If any of these days is not a Business Day, the Dividend Rate will be determined and the Dividend paid, respectively on the next Business Day.

Dividend Rate determined	Dividend Payment Date
20 February	20 May
20 May	20 August
20 August	20 November
20 November	20 February

2.4.6 How will your Dividends be paid?
Dividends will be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors. St.George reserves the right to vary the way in which any Dividend is paid.

If you are allotted any CPS, when you are sent your Holding Statement the Registry will provide you with a personalised direct credit form on which you can provide your Australian dollar financial institution account details if you wish to receive your Dividends by direct credit.

2.4.7 Will Dividends always be paid?
Dividends may not always be paid. For a Dividend to be paid, the Payment Tests must be satisfied. They can be summarised as:

- the Directors declaring a Dividend to be payable;
- St.George having sufficient profits available to pay the Dividend;
- St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines;
- the amount of the Dividend not exceeding St.George's Distributable Profits (unless APRA approves the payment of the Dividend); and
- in the case of an Optional Dividend, APRA giving its prior written approval.

If one or more of these conditions are not satisfied, a Dividend will not be paid. As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and may not receive payment of the Dividend at any later time.

For more information on the major risks affecting the level of profitability of St.George - see Section 5.2.

For the actual Payment Tests - see clause 2.3 of the Terms of Issue.

2.4.8 What are Distributable Profits?
Distributable Profits are an amount of profits within the Group from which Dividends can be paid. The amount is calculated at two levels within the Group - on a Level 1 and Level 2 basis as defined by APRA.

Broadly, Level 1 is the St.George corporate entity without its controlled entities and Level 2 is the consolidated banking group.

Distributable Profits are calculated on a Level 1 and Level 2 basis and whichever is lower is the amount available to pay Dividends. The calculation (which is conducted on both a Level 1 and a Level 2 basis) is as follows:

- the profits after tax of St.George/the Group (on a Level 2 basis) for the immediately preceding 12 month period ending 31 March or 30 September which are publicly available (or another amount determined by APRA); less
- the aggregate amount of dividends or interest paid or payable by a member of St.George/the Group (on a Level 2 basis) on its Upper Tier 2 Capital or Tier 1 Capital securities (which includes dividends on Ordinary Shares, but not intra-Group dividends or interest) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

St.George's Distributable Profits for the year ended 30 September 2006 were $411 million on a Level 1 basis and $297 million on a Level 2 basis. The difference between these two calculations will be influenced by various arrangements within the Group including how dividends are paid between subsidiaries within the Group and will vary from period to period.

For the full definition of Distributable Profits - see clause 9 of the Terms of Issue.

2.4.9 Can St.George make Optional Dividend payments?
The Directors may determine that an Optional Dividend is payable as described in clause 2.9(d) of the Terms of Issue. The payment of an Optional Dividend is subject to APRA giving its approval as well as the Payment Tests as described in Section 2.4.7.

2.4.10 What happens if a Dividend is not paid?
Dividends on CPS are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders have no right to receive that Dividend at any later time.

If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get the approval of a special resolution of Holders before it can pay any dividend or distribution on any Equal Ranking Capital Securities or on any Junior Ranking Capital Securities or make any return of capital on any Junior Ranking Capital Securities, unless:

- four consecutive Dividends scheduled to be paid on CPS, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;
- an Optional Dividend has been paid to the Holders equal to the aggregate amount of unpaid Dividends for the 12 months before the date of payment of the Optional Dividend;
- a pro rata payment is made on CPS and on Equal Ranking Capital Securities ranking equally with CPS in respect of those payments; or
- all CPS have been Exchanged.

Payment of Optional Dividends is subject to the Payment Tests - see Section 2.4.7.

For the full details on the dividend stopper and the circumstances in which it will not apply - see clause 2.9 of the Terms of Issue.

2.4.11 What happens if St.George is unable to pay fully franked Dividends?
If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted by the dividend stopper - see Section 2.4.10.

For the formula that will apply to calculate the amount to be paid to compensate for the unfranked component - see clause 2.2(b) of the Terms of Issue.

2.4.12 What happens if the Australian corporate tax rate changes?
If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.

For the formula that will apply to adjust the Dividend - see clause 2.2(a) of the Terms of Issue.

2.5 MANDATORY CONVERSION

2.5.1 What does Mandatory Conversion mean?
Mandatory Conversion means that CPS are designed to convert into a variable number of Ordinary Shares on 20 August 2012 - as long as both of the Mandatory Conversion Conditions are satisfied on that date. If they are not both satisfied on that date, then the Mandatory Conversion Date moves to the next Dividend Payment Date on which they are both satisfied.

When Mandatory Conversion occurs, you will receive a variable number of Ordinary Shares for each of your CPS equivalent to the Conversion Number - see Section 2.7.1.

CPS have been designed so that the Maximum Conversion Number will never apply to limit the number of Ordinary Shares that Holders will receive upon Mandatory Conversion. The Mandatory Conversion Conditions will prevent Mandatory Conversion from occurring on a possible Mandatory Conversion Date, if the Conversion Number is larger than the Maximum Conversion Number - see Section 2.5.3.

2.5.2 When is the Mandatory Conversion Date?
The Mandatory Conversion Date will be 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied - see Section 2.5.3.

If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

If the First Test is not satisfied before a possible Mandatory Conversion Date, then St.George must issue a notice to ASX within five Business Days to inform all Holders that Mandatory Conversion will not occur on that possible Mandatory Conversion Date. As a result of this notice being issued, the next Dividend Payment Date will become the next possible Mandatory Conversion Date. The Mandatory Conversion Conditions will be tested again before that date.

For more information on the Mandatory Conversion Date - see clause 3.1 of the Terms of Issue.

2. Answers to key questions continued

Time frames for Mandatory Conversion Conditions

(Example using 20 August 2012 as possible Mandatory Conversion Date)



Five Business Days for St.George to issue notice to ASX if First Test fails
20 Business Day VWAP period
First Test (16 July 2012):
25th Business Day before possible Mandatory Conversion Date
20th Business Day before possible Mandatory Conversion Date
Second Test (17 August 2012):
Last Business Day of VWAP period (Business Day before possible Mandatory Conversion Date)
Possible Mandatory Conversion Date (20 August 2012)

2.5.3 What are the Mandatory Conversion Conditions?
CPS have been designed to protect you from Mandatory Conversion occurring if the Maximum Conversion Number would have applied so that you would receive less than $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS on Mandatory Conversion.[1] These protections are called Mandatory Conversion Conditions.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different dates before a possible Mandatory Conversion Date. The dates and conditions are:

- **First Test:** on the 25th Business Day before a possible Mandatory Conversion Date, the VWAP (adjusted for the Conversion Discount) *must be at least* 60% of the Issue Share Price; and
- **Second Test** (only performed if First Test is satisfied): during the 20 Business Days before a possible Mandatory Conversion Date the VWAP (adjusted for the Conversion Discount) *must be at least* 50% of the Issue Share Price.

As an example, assuming the Issue Share Price was $30.00, then the following tables set out the calculations that St.George will do to determine if Mandatory Conversion is to occur on the first possible Mandatory Conversion Date – 20 August 2012. These examples assume that there are no changes to the VWAP or Maximum Conversion Number arising from transactions affecting the capital of St.George.

Assumptions

25th Business Day[2] before Mandatory Conversion Date	16 July 2012
20th Business Day before Mandatory Conversion Date	23 July 2012
Possible Mandatory Conversion Date	20 August 2012
20 Business Day period preceding (but not including) the possible Mandatory Conversion Date	23 July 2012 to 17 August 2012
Issue Share Price (expected to be set on 19 December 2006)	$30.00
60% of Issue Share Price = 60% of $30.00	$18.00
50% of Issue Share Price = 50% of $30.00	$15.00
Conversion Discount	0.01

Notes:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2 The Business Days set out in the above example are indicative only as there may be changes to the definition of Business Days by ASX before 20 August 2012 which may affect these dates.

To satisfy the First Test on 16 July 2012

St.George will calculate the VWAP on 16 July 2012.

First Test:

Is the VWAP of Ordinary Shares on that date (adjusted for the Conversion Discount) ≥ $18.00?

VWAP x (1.0 - Conversion Discount) ≥ $18.00

To calculate the relevant VWAP to ascertain whether the First Test is satisfied:

VWAP x (1.0 - 0.01) ≥ $18.00

VWAP ≥ $18.00 ÷ (1.0 - 0.01)

VWAP ≥ $18.18.

This example indicates that if the VWAP calculated on 16 July 2012 is *at least* $18.18 then the First Test of the Mandatory Conversion Conditions will be satisfied. As a result, the Mandatory Conversion process would progress to the Second Test that would be tested on the Business Day before 20 August 2012.

If the VWAP is less than $18.18 on 16 July 2012 then St.George will issue a notice by 23 July 2012 to ASX. This notice would inform all Holders that the possible Mandatory Conversion Date would be moved to the next Dividend Payment Date - 20 November 2012 - and the Mandatory Conversion Conditions would be tested again in the lead up to that date.

How does $18.18 relate to the Maximum Conversion Number?

Conversion Number

$$= \frac{\text{Face Value}}{\text{VWAP} \times (1.0 - \text{Conversion Discount})}$$

$$= \frac{100}{\$18.18 \times (1.0 - 0.01)}$$

$$= 5.5556$$

A VWAP of $18.18 on the 25th Business Day before the possible Mandatory Conversion Date is equivalent to a Conversion Number of 5.5556 Ordinary Shares per CPS. Therefore, under the First Test the Conversion Number calculated on 16 July 2012 would have to be equal to or less than 5.5556 for the First Test to be satisfied. 5.5556 is equivalent to 83.33% of the Maximum Conversion Number and this is how the First Test is expressed in the Terms of Issue in clauses 3.1(c) and 3.1(d).

To satisfy the Second Test on 17 August 2012

St.George would calculate the VWAP during the period of the 20 Business Days ending on (and including) 17 August 2012 (the Business Day immediately before 20 August 2012).

Second Test:

Is the VWAP of Ordinary Shares over that period (adjusted for the Conversion Discount) ≥ $15.00?

VWAP x (1.0 - Conversion Discount) ≥ $15.00

To calculate the relevant VWAP to ascertain whether the Second Test is satisfied:

VWAP x (1.0 - 0.01) ≥ $15.00

VWAP ≥ $15.00 ÷ (1.0 - 0.01)

VWAP ≥ $15.15.

This example indicates that if the VWAP calculated over the 20 Business Days ending on (and including) 17 August 2012 is *at least* $15.15, then the Second Test would be satisfied and Mandatory Conversion would occur. For details of the number of Ordinary Shares that you would receive per CPS on Mandatory Conversion - see Section 2.7.1.

If the VWAP over that period was less than $15.15 on that date then Mandatory Conversion would not occur. The next possible Mandatory Conversion Date would be the next Dividend Payment Date - 20 November 2012 when the Mandatory Conversion Conditions would be tested again in the lead up to that date.

How does $15.15 relate to the Maximum Conversion Number?

Conversion Number

$$= \frac{\text{Face Value}}{\text{VWAP} \times (1.0 - \text{Conversion Discount})}$$

$$= \frac{100}{\$15.15 \times (1.0 - 0.01)}$$

$$= 6.6667$$

A VWAP of $15.15 during the 20 Business Days ending on (and including) 17 August 2012 is equivalent to 6.6667 Ordinary Shares per CPS. Therefore, under the Second Test the Conversion Number calculated on 17 August 2012 would have to be equal to or less than 6.6667 for the Second Test to be satisfied. 6.6667 is equivalent to the Maximum Conversion Number and this is how the Second Test is expressed in the Terms of Issue in clauses 3.1(c) and 3.1(d).

Note:

1 The Business Days set out in the above examples are indicative only as there may be changes to the definition of Business Days by ASX before 20 August 2012 which may affect these dates.

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Allotment Date, which is expected to be on 19 December 2006. In this announcement to ASX, St.George will also detail what 50% and 60% of the Issue Share Price are and the expected equivalent number of Ordinary Shares per CPS that will be relevant for testing the Mandatory Conversion Conditions before the Mandatory Conversion Date as set out in the example above.

The range for the Ordinary Share price over the last five years is set out in the chart below. Over this period, the Ordinary Share price has risen by 97%. The Ordinary Share price is subject to fluctuations (both up and down) and the information provided about the Ordinary Share price is not a forecast of future price movements.

For more information on Mandatory Conversion - see clause 3.1 of the Terms of Issue. For more information on the Mandatory Conversion Conditions - see clause 3.1(c) of the Terms of Issue.

For more information on what happens if the Mandatory Conversion Conditions are not satisfied - see Section 2.5.2.

2.5.4 What is the Maximum Conversion Number?
CPS qualify as Non-innovative Residual Tier 1 Capital (among other things) due to the existence of the Maximum Conversion Number. Effectively the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion will occur.

The Maximum Conversion Number will be calculated on the Allotment Date using the following formula:

Maximum Conversion Number

$$= \frac{\textbf{Face Value}}{0.5 \times \textbf{Issue Share Price}}$$

where:

Face Value is $100 per CPS; and

Issue Share Price[1] (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date. The Allotment Date is expected to be 19 December 2006.

For example, if the Issue Share Price is $30.00, then the Maximum Conversion Number will be 6.6667 Ordinary Shares.

Face Value (per CPS)	$100.00
Divided by 50% of the Issue Share Price (50% of $30.00)	÷ $15.0000[2]
Maximum Conversion Number per CPS[3]	**6.6667**

Notes:

1 In the formula for Maximum Conversion Number set out in clause 3.5 of the Terms of Issue, the Issue Share Price is called VWAP.

2 Rounded to nearest four decimal places.

3 The Maximum Conversion Number will be rounded to four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Allotment Date, which is expected to be on 19 December 2006.

St.George Ordinary Share price



$35
$30
$25
$20
$15
NOV 01
NOV 02
NOV 03
NOV 04
NOV 05
NOV 06

For more information on the Maximum Conversion Number - see clause 3.5(c) of the Terms of Issue.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors).

For details of the adjustments that apply to the Maximum Conversion Number - see clauses 3.7 to 3.11 of the Terms of Issue.

2.5.5 What is the Issue Share Price?
The Issue Share Price (expressed as dollars and cents) is the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date.

2.5.6 What will you receive on Mandatory Conversion?
The existence of the Mandatory Conversion Conditions ensures that on Mandatory Conversion, Holders will receive Ordinary Shares to the value of $101.01 for each CPS on the Mandatory Conversion Date.[1] The $101.01 worth of Ordinary Shares will be calculated based on the VWAP during the 20 Business Days before Mandatory Conversion.

For details of how many Ordinary Shares you will receive on Mandatory Conversion - see Section 2.7.1.

2.5.7 When will you receive your Ordinary Shares on Mandatory Conversion?
The day on which you will receive your Ordinary Shares will be the Mandatory Conversion Date. In the Terms of Issue this date may also be called the Exchange Date when the Terms of Issue refer to conversion in the circumstances of Mandatory Conversion.

2.6 EXCHANGE BY ST.GEORGE

2.6.1 What is Exchange by St.George?
St.George may choose (subject to APRA giving its approval) to:

- convert each CPS into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy back or cancel CPS for the Face Value of $100 each; or
- undertake a combination of the above.

St.George must not choose conversion as the method of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.

Any buy-back or cancellation of CPS will be subject to St.George obtaining all relevant consents.

For further information about Exchange by St.George - see clause 3.2 of the Terms of Issue.

2.6.2 Can a Holder request Exchange?
No. Holders have no right to request Exchange.

2.6.3 When can St.George require Exchange?
St.George:

- **may** choose Exchange of all (but not some only) of CPS on issue by giving a notice to Holders at any time after a Tax Event or Regulatory Event; and
- **must** choose Exchange of all (but not some only) of CPS on issue by giving a notice to Holders no later than the latest to occur of five Business Days after APRA giving its written approval and six months after an Acquisition Event.

For more information on Exchange - see clause 3 of the Terms of Issue.

2.6.4 When will you receive your Ordinary Shares or cash on Exchange?
The day on which you will receive your Ordinary Shares or cash on Exchange will be called the Exchange Date. The Exchange Date will be the 20th Business Day after (but not including) the day St.George issues an Exchange Notice to Holders, unless St.George determines an earlier Exchange Date.

For more information on when the Exchange Date will be determined - see clause 3.2(f) of the Terms of Issue.

2.6.5 What is a Tax Event?
Broadly, a Tax Event occurs when St.George receives professional advice that (as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date) there is a more than insubstantial risk that:

- St.George would be exposed to a more than an insignificant increase in its costs in relation to CPS being on issue; or
- CPS will not be treated as equity interests for taxation purposes; or
- franking credits may not be available to Holders.

After a Tax Event, St.George may choose Exchange of all (but not some only) of CPS on issue.

For the full definition of a Tax Event - see clause 9 of the Terms of Issue.

Note:
1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2.6.6 What is a Regulatory Event?
Broadly, a Regulatory Event occurs when St.George receives advice from a reputable legal counsel that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or the Directors determine that St.George is not or will not be entitled to treat all CPS as eligible Tier 1 Capital.

After a Regulatory Event, St.George may choose Exchange of all (but not some only) of CPS on issue.

For the full definition of a Regulatory Event - see clause 9 of the Terms of Issue.

2.6.7 What is an Acquisition Event?
An Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or
- the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

No later than the latest to occur of five Business Days after APRA giving its written approval and six months after the occurrence of an Acquisition Event, St.George must choose Exchange of all (but not some only) of CPS on issue.

For the full definition of an Acquisition Event - see clause 9 of the Terms of Issue.

2.6.8 What is the Buy-Back Agreement?
Each Holder will enter into a Buy-Back Agreement with St.George on the relevant Exchange Date if St.George elects to use a buy-back as the method of Exchange. The Buy-Back Agreement that will be in place will have the terms set out in the schedule to the Terms of Issue.

The Buy-Back Agreement provides that St.George will buy back each CPS for its Face Value on the relevant Exchange Date. Each Holder:

- irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the CPS; and
- agrees that, in exercising this power of attorney, St.George shall be entitled to act in the interests of St.George as the buyer of CPS.

The Buy-Back Agreement will take effect on, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to Holders that it has determined to buy back the CPS identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

For the details of the Buy-Back Agreement - see the schedule to the Terms of Issue.

2.7 CONVERSION NUMBER AFTER MANDATORY CONVERSION OR EXCHANGE BY ST.GEORGE

2.7.1 How many Ordinary Shares will you receive on conversion?
Conversion will occur in two circumstances:

- on Mandatory Conversion - on a Mandatory Conversion Date; or
- if St.George chooses conversion as the method of Exchange after a Tax Event, Regulatory Event or Acquisition Event - on an Exchange Date.

The number of Ordinary Shares you will receive for each CPS on conversion will be the Conversion Number. The Conversion Number will be calculated by reference to the Face Value and the VWAP during the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date (as applicable).

The Conversion Number will be calculated on the Business Day before the Mandatory Conversion Date or Exchange Date (as applicable) using the following formula:

$$\textbf{Conversion Number} = \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

Face Value is $100 per CPS;

VWAP (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the Exchange Date (as applicable); and

Conversion Discount means 0.01.

Following on from the example in Section 2.5.3, assume the VWAP calculated over the 20 Business Day period ending on (but not including) the Mandatory Conversion Date or the Exchange Date was $20.00.

Face Value (per CPS)		$100.00
Divided by:		
VWAP	$20.0000	
Multiplied by (1.0 - 0.01)	x 0.99	
Equals		÷ $19.8000
Conversion Number per CPS		**5.0505**[1]

Notes:

1 The Conversion Number will be rounded to the nearest four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

In this example, the Conversion Number of 5.0505 is less than the Maximum Conversion Number of 6.6667 (as calculated in the previous example) and as a result the value of Ordinary Shares received per CPS would be $101.01 = $20.00 x 5.0505 (subject to rounding on conversion of total holdings of CPS). The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

If the above example was being calculated for Exchange after a Tax Event, Regulatory Event or Acquisition Event, then St.George will be unable to choose conversion as a method of Exchange if, the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue.

For the Conversion Number formula - see clause 3.5 of the Terms of Issue.

For details on the ability of St.George to elect conversion under a Tax Event, Regulatory Event or Acquisition Even - see clause 3.2(e) of the Terms of Issue.

2.7.2 What is the effect of the Maximum Conversion Number?
If the total number of Ordinary Shares to be issued on conversion of each CPS is greater than the Maximum Conversion Number then, in the case of:

- Mandatory Conversion - the Mandatory Conversion Conditions will not be satisfied, which means that the CPS will not convert on that possible Mandatory Conversion Date; or
- a Tax Event, Regulatory Event or Acquisition Event - the Conversion Number will be equal to the Maximum Conversion Number. However, if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) was less than 60% of the Issue Share Price then St.George could not choose conversion as the method of Exchange. This VWAP (adjusted for the Conversion Discount) is equivalent to the number of Ordinary Shares per CPS that is 83.33% of the Maximum Conversion Number.

2.8 RANKING

2.8.1 Where do CPS rank in a winding up of St.George?
If St.George is wound up, Holders will be entitled to a return of capital (up to $100 per CPS) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all depositors and creditors ranking ahead of CPS have been paid. Holders rank for payment on a winding up of St.George ahead of holders of Ordinary Shares and effectively equal with holders of Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but are subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

CPS do not confer any further right to participate in a distribution of St.George's surplus assets.

For details of the ranking of CPS - see clause 4.1 of the Terms of Issue.

2.9 OTHER QUESTIONS

2.9.1 Is St.George restricted in relation to other securities it may issue?
St.George reserves the right in the future to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS. That ranking may be in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George, or otherwise.

2.9.2 Do CPS have any participation rights?
CPS do not carry a right to participate in issues of securities or capital reconstructions of St.George.

2.9.3 Do Holders have voting rights?
Holders do not generally have voting rights, except in the limited circumstances prescribed by the ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each CPS will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately before the relevant meeting - see clause 5 of the Terms of Issue.

2.9.4 How do CPS compare to SPS and SAINTS?
The table on the following page provides a summary of the main features of CPS, SPS and SAINTS. This list is not a definitive guide to all the features of these instruments.

Comparison of CPS to SPS and SAINTS

Feature	CPS	SPS and SAINTS
Legal form	Preference share	Preference share
Issuer	St.George	St.George
Quotation on ASX	Yes[1]	Yes
Issue date	Expected to be 19 December 2006	20 June 2006 and 13 August 2004, respectively
Maturity	Perpetual	Perpetual
Distribution	Dividend	Dividend
Non-cumulative	Yes	Yes
Expected to be fully franked	Yes	Yes
Dividend rate	(market rate + margin) x (1 - Tax Rate)	(market rate + margin) x (1 - Tax Rate)
Market rate	Floating rate based on 90 Bank Bill Swap Rate - payable quarterly in arrears	Floating rate based on 90 Bank Bill Swap Rate - payable quarterly in arrears
Margin	Determined under the Bookbuild, expected to be in the range of 1.10% per annum to 1.40% per annum	1.10% per annum and 1.35% per annum, respectively
Dividend payment tests	Apply	Apply
Step-up date	Not applicable	20 August 2016 and 20 November 2014, respectively
Step-up margin increase	Not applicable	One time step-up of 1.00% per annum at the step-up date
Mandatory Conversion	St.George must convert CPS into Ordinary Shares on the Mandatory Conversion Date	No
Mandatory Conversion Date	20 August 2012, or the first Dividend Payment Date after 20 August 2012, when both of the Mandatory Conversion Conditions are satisfied	Not applicable
Exchange events	St.George may choose Exchange on a Tax Event or Regulatory Event and must choose Exchange after an Acquisition Event	St.George may choose exchange on a tax event, regulatory event or acquisition event or on the step-up date
Holders can request redemption	No	No
Number of Ordinary Shares on conversion calculated as	$\frac{\text{Face Value}}{\text{VWAP x (1 - Conversion Discount of 1.00\%)}}$	$\frac{\text{Face value}}{\text{VWAP x (1 - conversion discount of 2.50\%)}}$
Ranking in liquidation	Pro rata with preference shares	Pro rata with preference shares
Qualifying Tier 1 Capital	Yes (Non-innovative)	Yes (innovative)

Note:
1 If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

2.9.5 How can you find out more information about the Offer?
If, after reading this Prospectus, you have any questions, please consult your financial adviser or other professional adviser.

Details of the Offer

This Section sets out what you must do if you wish to apply for CPS and details of quotation if you are successfully Allocated any CPS, including:

- who may apply;
- when to apply;
- how to apply;
- how to pay;
- obtaining a Prospectus and completing and the Application Form;
- privacy;
- Allocation policy; and
- the process for CPS to be admitted by ASX for quotation, and details about ASX quotation, trading and dispatch of Holding Statements.



3. Details of the Offer

3.1 OFFER

The Offer comprises:

- a Securityholder Offer - made to Eligible Securityholders;
- a Broker Firm Offer - made to Australian resident retail clients of Co-Managers and Participating Brokers; and
- an Institutional Offer - made to certain Institutional Investors who are invited by the Joint Lead Managers to bid for CPS through the Bookbuild - see Section 3.8.1.

3.2 WHO MAY APPLY

You may apply for CPS if you are:

- an Eligible Securityholder;
- an Australian resident retail client of a Co-Manager or Participating Broker; or
- an Institutional Investor who is invited by the Joint Lead Managers to bid for CPS through the Bookbuild.

There is no general public offer of CPS.

Applications must be for a minimum of 50 CPS ($5,000).

No action has been taken in any jurisdiction outside Australia to permit the offer of CPS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS in that jurisdiction.

For more information on foreign selling restrictions - see Section 7.4.

3.3 WHEN TO APPLY

The Offer is expected to open on 16 November 2006.

The Securityholder Offer has a different Closing Date to the Broker Firm Offer to allow sufficient time for the processing of cheques received with Applications made under the Securityholder Offer. The Closing Date for:

- the Securityholder Offer is expected to be **5.00pm on 11 December 2006**. Completed personalised Securityholder Application Forms and Application Payments must be received by the Registry no later than that time; and
- the Broker Firm Offer is expected to be **10.00am on 18 December 2006**. Completed Broker Firm Application Forms and Application Payments must be received by Co-Managers and Participating Brokers in accordance with arrangements made between them and the Broker Firm Applicant.

For more information on how to apply - see Section 3.4.

St.George, in conjunction with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before allotment of CPS.

Furthermore, ASIC may extend the Exposure Period by up to seven days, in which case the Opening Date and subsequent dates will be varied accordingly without notice.

St.George may withdraw or cancel the Offer at any time before the Allotment Date.

3.4 HOW TO APPLY

Eligible Securityholders
If you are an Eligible Securityholder and want to apply for CPS, then you must complete and return your personalised Securityholder Application Form during the Offer Period, which is expected to start on 16 November 2006 and, for Eligible Securityholders, end on 11 December 2006. Instructions on how to complete your personalised Securityholder Application Form are set out on the reverse side of that form.

Your completed personalised Securityholder Application Form and Application Payment should be returned to either of the addresses below so that they are received by the Registry before the Closing Date:

by mail to:	by hand to:
Computershare Investor Services Pty Limited GPO Box 253 Sydney NSW 2001	Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000.

Application Forms and Application Payments will NOT be accepted at any other address (including St.George's registered office or any other St.George office or branch) or by any other means.

Broker Firm Applicants
If you are a Broker Firm Applicant, then you should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and your Application Payment.

The Settlement Date for the Broker Firm Offer is expected to be 18 December 2006. Your Co-Manager or Participating Broker must have received your completed Broker Firm Application Form and Application Payment in time to arrange settlement on your behalf by this date. Your Co-Manager or Participating Broker will act as your agent in processing your Broker Firm Application Form and providing your Application details and Application Payment to St.George.

If you download the electronic version of this Prospectus, you should ensure that you download and read the Prospectus in its entirety. You cannot apply online except where the facility is provided by a Co-Manager or Participating Broker.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanied by a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.5 HOW TO PAY

3.5.1 Minimum Application amount

The application price of each CPS is $100. Your Application must be for a minimum of 50 CPS ($5,000). If your Application is for more than 50 CPS, you must apply in multiples of 10 CPS, that is for incremental multiples of at least $1,000.

St.George and the Joint Lead Managers reserve the right to reject any Application, or to Allocate a lesser number of CPS than applied for, including less than the minimum Application of 50 CPS ($5,000).

3.5.2 Application Payments held in trust

All Application Payments received before CPS are issued will be held by St.George in a trust account established solely for the purposes of depositing Application Payments received. Any interest that accrues in the trust account will be retained by St.George.

3.5.3 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS on ASX after CPS have been quoted on ASX.

3.5.4 Refunds

If the Offer does not proceed for any reason and CPS are not issued, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

If you are allotted and issued less than the number of CPS that you applied for, you will receive a refund of part of your Application Payment as soon as possible after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

3.6 OBTAINING A PROSPECTUS AND COMPLETING THE APPLICATION FORM

If you are an Eligible Securityholder who wants to apply for CPS through the Securityholder Offer, you must apply on your personalised Securityholder Application Form.

To receive a printed copy of this Prospectus and your personalised Securityholder Application Form, register your interest either:

- online at **www.stgeorge.com.au/about/investor**; or
- by calling the **St.George InfoLine on 1800 804 457.**

St.George intends to mail a copy of this Prospectus and a personalised Securityholder Application Form after the Opening Date to Eligible Securityholders who have requested the Prospectus.

If you are a **Broker Firm Applicant**, who wants to apply for CPS, you must apply on a Broker Firm Application Form, which is included in the back of this Prospectus.

Broker Firm Applicants must send their completed Broker Firm Application Form and Application Payment to their Co-Manager or Participating Broker, and NOT to the Registry, within sufficient time to enable their Co-Manager or Participating Broker to settle their Broker Firm Allocation by the Settlement Date, which is expected to be 18 December 2006.

An electronic copy of this Prospectus will be available to persons in Australia online at **www.stgeorge.com.au/about/investor** during the Exposure Period and the Offer Period. On the St.George website, the Application Form will only be available with the Prospectus during the Offer Period. If you access an electronic copy of this Prospectus, you should ensure that you download and read the entire Prospectus. Your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus.

There is no facility for Broker Firm Applicants to submit their Applications electronically except where the facility is provided by a Co-Manager or Participating Broker.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457.**

3.6.1 Provision of bank account details for Dividends

Dividends shall be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors.

If you choose to receive Dividends via direct credit:

- the Registry will send you a personalised direct credit form requesting your account details when your Holding Statement is dispatched to you. Please complete and return this direct credit form as soon as possible; and
- St.George will pay your Dividends directly into an Australian dollar account of a financial institution nominated by you.

3.6.2 Provision of Tax File Number or Australian Business Number

If you are issued any CPS, the Registry will provide you with a form (when your Holding Statement is dispatched to you) that will request that you provide your TFN, ABN or both.

You do not have to provide your TFN or ABN. However, St.George may be required to withhold Australian tax at the highest marginal tax rate (currently 46.5% including the medicare levy) on the amount of any Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if CPS are held in the course of an enterprise carried on by you).

3.6.3 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your CPS (and, if they are issued in the future on Exchange, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide St.George by completing an Application Form – see Section 3.7.

3.7 PRIVACY

When making an Application, Applicants will be required to provide personal information to St.George. St.George will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the personal information to be collected. If an Applicant does not provide the personal information requested, the Application may not be processed efficiently, or at all.

St.George may disclose an Applicant's personal information for purposes related to the Applicant's investment to its agents and service providers including those listed below or as otherwise authorised under the *Privacy Act 1988* (Cth):

- the Joint Lead Managers - in order to assess the Application;
- the Registry - for ongoing administration of the register; and
- the printers and the mailing house - for the purposes of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's personal information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. An Applicant may elect not to have their personal information used for this purpose by telephoning the **St.George InfoLine on 1800 804 457.**

Personal information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such personal information in accordance with St.George's privacy policy.

Under the *Privacy Act 1988* (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the Registry. An Applicant's request for access may be denied in some circumstances and if this happens the Applicant will be told why. An Applicant can request access to personal information by writing to, or telephoning, the Registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Email: privacy@computershare.com.au

St.George InfoLine 1800 804 457.

You can obtain a copy of St.George's privacy policy at **www.stgeorge.com.au.**

3.8 ALLOCATION POLICY

The Allocation policy for Institutional Investors, Co-Managers and Participating Brokers will be determined under the Bookbuild. St.George and the Joint Lead Managers have the right to nominate the persons to whom CPS will be Allocated.

Allocations for the Securityholder Offer will be determined by St.George in consultation with the Joint Lead Managers at the close of the Securityholder Offer. Any scale back will be announced on ASX on the day CPS commence trading on a deferred settlement basis, which is expected to be 20 December 2006.

3.8.1 Bookbuild

The Bookbuild is a process that will be conducted by the Joint Lead Managers in consultation with St.George before the Opening Date to determine the Margin and to determine firm Allocations to Institutional Investors, Co-Managers and Participating Brokers. In this process, Institutional Investors, Co-Managers and certain other brokers are invited to lodge bids for a number of CPS within the Margin range of 1.10% per annum to 1.40% per annum. On the basis of those bids, St.George and the Joint Lead Managers determine the Margin and firm Allocations to Institutional Investors, Co-Managers and other brokers (the other brokers who receive a firm Allocation become Participating Brokers).

The Bookbuild will be conducted under the terms and conditions agreed by St.George and the Joint Lead Managers in the Offer Management Agreement - see Section 7.3.

CPS Allocated firm to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild will be issued through Applications made under this Prospectus.

3.8.2 Settlement underwriting

The Joint Lead Managers have agreed with St.George to settlement underwrite the number of CPS Allocated to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild. Settlement underwrite means that if any of the Institutional Investors, Co-Managers or Participating Brokers fail to deliver valid Applications including Application Payments to St.George by the Settlement Date (which is the day before the Allotment Date), the Joint Lead Managers will be issued with and pay for those CPS.

Under the Offer Management Agreement, as part of this settlement underwriting, the Joint Lead Managers will pay to St.George, or procure payment to St.George of, the aggregate proceeds raised from Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild by the Settlement Date.

The Offer Management Agreement may be terminated by the Joint Lead Managers in certain circumstances. If the Offer Management Agreement is terminated, Institutional Investors, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

For details of the fees to be paid to the Joint Lead Managers and the Co-Managers and Participating Brokers - see Section 7.6.

3.8.3 Allocations

Securityholder Offer

Eligible Securityholders, who submit a Securityholder Application Form and Application Payment, may receive an Allocation, subject to the right of St.George in consultation with the Joint Lead Managers, to determine the Allocations when the Offer closes.

St.George and the Joint Lead Managers reserve the right (at their discretion) to:

- Allocate to an Eligible Securityholder all CPS for which that Eligible Securityholder has applied;
- reject any Application by an Eligible Securityholder; or
- Allocate to any Eligible Securityholder a lesser number of CPS than that applied for.

No assurance is given that any Eligible Securityholder will receive an Allocation.

Where no Allocation is made, or the value of CPS Allocated is less than the value for which an Application is made, surplus Application Payments will be returned to Eligible Securityholders (without interest) as soon as possible.

Broker Firm Offer

Allocations to Applicants by a Co-Manager or Participating Broker are at the discretion of that Co-Manager or Participating Broker. Broker Firm Allocations to Co-Managers and Participating Brokers will be determined by, and subject to, the terms and conditions of the Bookbuild.

Allocations by Co-Managers and/or Participating Brokers to their Australian resident retail clients are at the discretion of that Co-Manager and/or Participating Broker, not St.George (acting in its capacity as the issuer of CPS) or the Joint Lead Managers.

Institutional Offer

Allocations to Institutional Investors will be determined by, and subject to, the terms and conditions of the Bookbuild.

After CPS are allotted to any Applicants, the Application Payment held in trust will be payable to St.George. St.George intends to allot CPS on 19 December 2006.

3.9 ASX QUOTATION, TRADING AND HOLDING STATEMENTS

3.9.1 ASX quotation

St.George will apply to ASX within seven days after the date of this Prospectus for CPS to be quoted on ASX. Quotation is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

CPS are expected to trade under ASX code 'SGBPD'.

3.9.2 Holding Statement dispatch and trading

Holding Statements are expected to be dispatched to Successful Applicants by 21 December 2006.

In addition, you may call the **St.George InfoLine** on **1800 804 457** or your Co-Manager or Participating Broker after the Allotment Date to enquire about your Allocation.

It is the responsibility of each Applicant to confirm their Allocation (if any) before trading in CPS. If you sell CPS before you receive your Holding Statement, you do so at your own risk (even if you obtained information on your Allocation from the **St.George InfoLine on 1800 804 457**).

The CPS are then expected to begin trading on ASX (on a normal settlement basis) on 22 December 2006.

3.10 CHESS

St.George will apply to ASX for CPS to participate in CHESS and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the issue of CPS, Successful Applicants will receive either a CHESS allotment confirmation notice or an issuer sponsored Holding Statement. It is expected that CHESS allotment confirmation notices and Holding Statements will be dispatched by standard post soon after CPS are issued.

Holding Statements, which are similar to bank account statements, will set out the number of CPS issued to Successful Applicants under this Prospectus. The Holding Statement will also set out the HIN (for CPS held on the CHESS subregister) or SRN (for CPS held on the issuer sponsored subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of CPS held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the Registry.

3.11 ENQUIRIES

You should consult your financial adviser or other professional adviser if you:

- have enquiries about how to apply for CPS or about the Offer and Allocation policy;
- require assistance to complete the Application Form; or
- require a copy of this Prospectus and the Application Form.

If you are unclear in relation to any matter, or are uncertain if CPS are a suitable investment for you, you should consult your financial adviser or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt about the action you should take, you should immediately contact your Co-Manager, Participating Broker or other professional adviser.

Overview of St.George

This Section sets out:

- where to find information about St.George;
- an overview of St.George's business;
- a summary of St.George's financial performance;
- the outlook for St.George's business;
- information on St.George's risk management framework;
- St.George's capital management strategy and capital ratios;
- pro-forma financial information for the effect of the issue of CPS on St.George; and
- information on the credit ratings relevant to the Offer.



4. Overview of St.George

4.1 INFORMATION ABOUT ST.GEORGE

St.George is a disclosing entity under the Corporations Act and is listed on ASX and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules.

In particular, St.George has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning St.George, which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares, SPS or SAINTS. This information is available on the public file at ASX and at **www.stgeorge.com.au**.

Copies of documents lodged with ASIC in relation to St.George may be obtained or inspected at an ASIC office.

You have a right to obtain a copy of any of the following documents:

- the annual financial report most recently lodged with ASIC by St.George;
- any half year financial report lodged with ASIC by St.George after the lodgement of that annual report and before the lodgement of the Prospectus with ASIC; and
- any continuous disclosure notices given by St.George after the lodgement of that annual financial report and before the lodgement of the Prospectus with ASIC.

During the Offer Period, you can obtain a copy of the above documents free of charge at **www.stgeorge.com.au** or by phoning the **St.George InfoLine on 1800 804 457**.

4.2 OVERVIEW OF ST.GEORGE

St.George is the fifth largest banking group in Australia in terms of total lending assets, with a market capitalisation of $17.2 billion as at 2 November 2006. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 30 September 2006, St.George had total assets of $107.0 billion and shareholders' equity of $5.3 billion. St.George has a national presence in Australia with a large customer base and primarily operates in New South Wales and South Australia.

St.George has approximately 390 branches and also distributes its products through third parties such as mortgage brokers.

As at 30 September 2006, St.George employed 8,598 full time equivalent employees. There are four main business divisions:

- **Retail Bank**
  Retail Bank is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits, small business banking and financial planning. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking;
- **Institutional and Business Banking**
  Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing (including factoring and invoice discounting);
- **BankSA**
  BankSA is responsible for providing retail banking and business banking services to customers in South Australia and the Northern Territory. These services are now extending into country New South Wales and Victoria; and
- **Wealth Management**
  Wealth Management is responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

4.3 FINANCIAL PERFORMANCE

St.George's net profit after tax, minority interests, preference dividends and significant items for the year to 30 September 2006 was $1,048 million, up 17.9% from $889 million for the year to 30 September 2005. Basic earnings per Ordinary Share before significant items, hedging and non-trading derivatives volatility and goodwill increased by 13.1% from 173.1 cents to 195.8 cents for the same period.

The following table sets out a consolidated historical income statement for St.George for the years ended 30 September 2005 and 30 September 2006. The audited income statement for the year ended 30 September 2006 has been prepared on a 'full' AIFRS basis (including the impact of all AIFRS). The unaudited income statement for the year ended 30 September 2005 has also been prepared on a 'full' AIFRS basis.

4. Overview of St.George continued

Consolidated income statement

$ million	Year ended 30-Sep-05	30-Sep-06
Interest income	5,916	6,814
Interest expense	4,055	4,799
Net interest income	**1,861**	**2,015**
Non-interest income	**833**	**953**
Total income	**2,694**	**2,968**
Bad and doubtful debts expense	128	144
Operating expenses	1,280	1,299
Total operating expenses	**1,408**	**1,443**
Share of net profit of equity accounted associates	3	-
Operating profit before income tax	**1,289**	**1,525**
Income tax expense	396	470
Operating profit after income tax	**893**	**1,055**
Minority interests	5	1
Operating profit after income tax and minority interests	**898**	**1,056**
Preference dividends	17	20
Profit available to Ordinary Shareholders	**881**	**1,036**
Add: profit on significant items	8	12
Operating profit after tax, minority interests, preference dividends and significant items	**889**	**1,048**

4.4 OUTLOOK STATEMENT

The Australian economy registered solid growth over the past year, supported by the resources boom, strong business investment and a healthy labour market. However, the housing market generally weakened and the economies of New South Wales and South Australia grew more slowly than the national average. While growth in New South Wales and South Australia is expected to continue to be below the national average, we anticipate that these economies will remain resilient. These expectations factor in the likelihood of a further interest rate rise.

Our home loan receivables are targeted to grow in line with system, which we anticipate to be in the 10% to 12% range. We expect to continue to deliver our excellent lending growth in Victoria, Queensland and Western Australia. We also expect our Wealth Management and Middle Market businesses to exceed and double system growth, respectively. Deposit volumes and mix will be managed to ensure profitable growth.

Assuming a reasonably robust economic environment, we are targeting 10% earnings per share growth for both 2007 and 2008 on a cash AIFRS basis.

4.5 RISK MANAGEMENT

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George has a well established and integrated framework to manage these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysis of risk.

The Bank's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 applying for the advanced approach for credit risk with regard to its retail lending portfolio, and the foundation approach for credit risk with regard to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options, being basic, standardised and advanced approaches. St.George is aiming to adopt the advanced approach for operational risk and in September 2006 lodged its application with APRA. For both credit and operational risk, the timing of adoption of these approaches is subject to satisfying APRA's advanced level Basel II accreditation requirements.

4.6 CAPITAL MANAGEMENT

4.6.1 St.George's target Tier 1 Capital Ratio

St.George targets a Tier 1 Capital Ratio of 7.0% to 7.5%. As at 30 September 2006, St.George's Tier 1 Capital Ratio was 6.9% and its Total Capital Ratio was 10.8%, which exceeded the 10% minimum Total Capital Ratio required by APRA for St.George.

St.George's Tier 1 Capital Ratio of 6.9% as at 30 September 2006, is currently below its target range due to the $300 million buy-back of Ordinary Shares in February 2006. APRA granted St.George temporary relief on returning to its Tier 1 Capital target range until APRA's prudential standards on Tier 1 Capital instruments were finalised and St.George could proceed to issue qualifying Tier 1 Capital instruments. After the issue of CPS, St. George expects that its Tier 1 Capital Ratio will be back within its target range of 7.0% to 7.5%.

4.6.2 APRA's capital adequacy requirements

From 1 July 2006, St.George is required to measure its capital adequacy based on APRA's regulatory approach to AIFRS. In accordance with APRA's transitional arrangements, the difference between St.George's previous AGAAP capital base at 30 June 2006 and AIFRS capital base on 1 July 2006, is subject to transitional relief until 31 December 2007. St.George has agreed with APRA that the reduction in St.George's capital base which will be the subject of this transitional relief is $261 million. This comprises transitional relief in relation to new deductions from Tier 1 Capital for capitalised software, establishment of the general reserve for credit losses and a reduction in retained profits resulting from tax-effecting the asset revaluation reserve.

On 31 May 2006, APRA issued its revised prudential standards on Tier 1 Capital instruments to reflect its approach to the adoption of AIFRS. The revised standards reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and Non-innovative Residual Tier 1 Capital) of 25% of net Tier 1 Capital. The new limits apply from 1 January 2008, with some transitional relief being available until 1 January 2010 (subject to agreement with APRA).

As at 30 September 2006, St.George's innovative capital on issue represented 18.9% of gross Tier 1 Capital (excluding hybrid equity), which is within the current innovative limit of 25% of gross Tier 1 Capital (excluding hybrid equity). St.George expects to continue using Residual Tier 1 Capital instruments in managing its capital position going forward.

St.George is regulated by APRA on both a Level 1 and Level 2 basis. Level 1 refers to the authorised deposit-taking institution as a stand-alone entity, while Level 2 refers to the consolidated banking group. More information on Level 1 and Level 2 regulation can be found on the APRA website at **www.apra.gov.au.**

For information on how St.George's Distributable Profits differs on a Level 1 and Level 2 basis - see Section 2.4.8.

4.6.3 Recent and anticipated capital management initiatives

The following capital management initiatives were undertaken during the year ended 30 September 2006:

- $8.2 billion of residential loan receivables were securitised through the Crusade Securitisation Program;
- 6.5 million Ordinary Shares were issued under St.George's dividend reinvestment plan (DRP), raising $186 million of capital;
- the conversion of $300 million of PRYMES into 10,309,170 Ordinary Shares in February 2006, based on a conversion price of $29.07 per share;
- the buy-back of 11,677,657 Ordinary Shares in February 2006 at a price of $25.69 per share; and
- the issue of 1.5 million Step-up Preference Shares in June 2006, raising $148 million of capital.

The DRP will operate for the final dividend with no discount and will not be underwritten.

St.George expects to maintain its Total Capital Ratio above the 10% minimum Total Capital Ratio required by APRA for St.George.

4.7 PRO-FORMA FINANCIAL INFORMATION

The following consolidated pro-forma balance sheet and consolidated pro-forma capital adequacy position for St.George as at 30 September 2006 set out the expected effect of the Offer on St.George as at 30 September 2006, and assume that as at 30 September 2006:

- the Offer was completed and $250 million of CPS are issued; and
- CPS are classified as $245 million of borrowings ($250 million gross proceeds net of $5 million total issue costs) in the consolidated balance sheet of St.George.

The pro-forma balance sheet and capital adequacy position are unaudited and have been prepared according to AIFRS.

4.7.1 Consolidated pro-forma balance sheet

The following table sets out the consolidated pro-forma balance sheet based on St.George's audited consolidated balance sheet as at 30 September 2006, adjusted as if the issue of CPS was completed as at that date:

$ million	Actual	Pro-forma
Assets		
Cash and liquid assets	1,081	1,326
Receivables from other financial institutions	1,182	1,182
Assets at fair value through the income statement	6,192	6,192
Derivative assets	1,093	1,093
Available for sale investments	1,541	1,541
Loans and other receivables	81,516	81,516
Bank acceptances of customers	11,908	11,908
Property, plant and equipment	334	334
Intangible assets	1,291	1,291
Deferred tax assets	193	193
Other assets	671	671
Total assets	**107,002**	**107,247**

$ million	Actual	Pro-forma
Liabilities		
Deposits and other borrowings	54,633	54,633
Payables due to other financial institutions	401	401
Liabilities at fair value through the income statement	390	390
Derivative liabilities	1,190	1,190
Bank acceptances	7,287	7,287
Provision for dividends	3	3
Current tax liabilities	160	160
Deferred tax liabilities	172	172
Other provisions	125	125
Bonds and notes	34,593	34,838
Loan capital	2,032	2,032
Bills payable and other liabilities	673	673
Total liabilities	**101,659**	**101,904**
Net assets	**5,343**	**5,343**
Shareholders' equity		
Ordinary Shares	3,868	3,868
SPS	148	148
SAINTS	345	345
General reserve	15	15
Reserves	151	151
Retained profits	798	798
Shareholders' equity attributable to members of St.George	**5,325**	**5,325**
Equity attributable to minority interests	18	18
Total shareholders' equity	**5,343**	**5,343**

4.7.2 Consolidated pro-forma capital adequacy position

The following table sets out the consolidated pro-forma capital adequacy position based on St.George's audited consolidated balance sheet as at 30 September 2006, adjusted as if the issue of CPS was completed as at that date.

Consolidated pro-forma capital adequacy position - 30 September 2006

$ million	Actual	Pro-forma
Tier 1 Capital		
Share capital	3,868	3,868
General reserve	15	15
Borrowers' and depositors' redemption reserve	2	2
CPS[1]	-	245
SAINTS	345	345
Perpetual notes	34	34
SPS	148	148
DCS	335	335
Minority interests	(16)	(16)
Other reserves	2	2
Equity compensation reserve	29	29
Retained profits	798	798
Less: expected dividend[2]	(344)	(344)
Less: capitalised expenses[3]	(295)	(295)
Less: goodwill and other APRA deductions	(1,513)	(1,513)
Add: AIFRS APRA transition adjustments[4]	261	261
Total Tier 1 Capital	**3,669**	**3,914**

$ million	Actual	Pro-forma
Tier 2 Capital		
Asset revaluations	28	28
Subordinated debt	1,835	1,835
General reserve for credit losses/collective provision	265	265
Add: AIFRS APRA adjustments[4]	7	7
Total Tier 2 Capital	**2,135**	**2,135**
Deductions from capital		
Investments in non-consolidated entities net of goodwill and Tier 1 Capital deductions	27	27
Other	1	1
Total deductions from capital	**28**	**28**
Total qualifying capital	**5,776**	**6,021**
Risk weighted assets	**52,982**	**52,982**
Risk weighted capital adequacy ratios		
Tier 1	6.9%	7.4%
Tier 2	4.0%	4.0%
Deductions	(0.1%)	(0.1%)
Total Capital Ratio	**10.8%**	**11.3%**

$ million	Actual	Pro-forma
Adjusted common equity		
Tier 1 Capital	3,669	3,914
Less: CPS	-	245
Less: SAINTS	345	345
Less: perpetual notes	34	34
Less: SPS	148	148
Less: DCS	335	335
Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27
Less: capitalised software[5]	131	131
Adjusted common equity	**2,649**	**2,649**
Adjusted common equity ratio	5.0%	5.0%

Notes:

1 Net proceeds of $245 million from the CPS issue: $250 million gross proceeds less $5 million in issue costs.

2 Net of estimated reinvestment under the dividend reinvestment plan.

3 From 1 July 2006 also includes capitalised software costs.

4 AIFRS transitional relief adjustments approved by APRA that apply until 31 December 2007.

5 Excludes APRA AIFRS transition relief for capitalised software expenses.

6 The capital position has been prepared in accordance with APRA AIFRS requirements.

4.8 CREDIT RATINGS

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's, Moody's and Fitch Ratings. Those ratings which are current at the date of this Prospectus and are relevant to the Offer are as follows:

Ratings	CPS - Issue Credit Rating	St.George - long-term credit rating
Standard & Poor's	BBB+	A+
Moody's	A3	A1
Fitch Ratings	A-	A+

The provisional CPS ratings by Standard & Poor's, Moody's and Fitch Ratings were issued on 20 October 2006, 26 October 2006 and 23 October 2006, respectively. These ratings are provisional and Standard & Poor's, Moody's and Fitch Ratings have indicated that they will be assigned to CPS on issue subject to no material changes occurring to the transaction structure or documentation.

St.George's long-term credit ratings were issued by Standard & Poor's on 30 January 2006 (last reaffirmed on 9 August 2006), by Moody's on 18 May 2006 (last reaffirmed on 30 August 2006) and by Fitch Ratings in January 2001 (last reaffirmed on 5 April 2006).

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings have consented to the use of their credit rating references in this Prospectus.

4.8.1 Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's are generally considered in capital markets to be investment grade. CPS have been assigned a 'BBB+' rating by Standard & Poor's and are therefore investment grade. An Issue Credit Rating of 'BBB+' describes an issue that exhibits adequate protection parameters.

Issues rated 'Baa3' or higher by Moody's are generally considered in capital markets to be investment grade. CPS have been assigned an 'A3' rating by Moody's and are therefore investment grade. An Issue Credit Rating of 'A3' offers strong financial security.

Issues rated 'BBB-' or higher by Fitch Ratings are generally considered in capital markets to be investment grade. CPS have been assigned an 'A-' rating by Fitch Ratings and are therefore investment grade. An Issue Credit Rating of 'A-' describes an issue that exhibits strong protection parameters.

4.8.2 St.George's long-term credit rating

A long-term credit rating is a current opinion of an obligor's overall financial capacity to pay its financial obligations (its creditworthiness).

Standard & Poor's

St.George's current long-term credit rating from Standard & Poor's is 'A+' (Outlook Stable). An obligation rated 'A+' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Moody's
Moody's long-term credit rating for St.George is 'A1' (Outlook Stable). Issuers rated 'A1' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Moody's applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Fitch Ratings
St.George's long-term credit rating from Fitch Ratings is 'A+' (Outlook Stable). Issuers rated 'A+' offer a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

4.8.3 No consent for inclusion of credit ratings
Standard & Poor's, Moody's and Fitch Ratings have not consented to their ratings being included in this Prospectus and accordingly those rating agencies are not liable under section 729 of the Corporations Act for the ratings attributed to them in this Prospectus.

St.George has obtained ASIC relief for the inclusion of these ratings - see Section 7.10.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS).

As at the date of this Prospectus, St.George has not approached any other rating agency for a rating of CPS.

Credit ratings are subject to revision or withdrawal at any time.

Risks

This Section describes the potential risks associated with an investment in CPS.

It is divided into risks that are specific to CPS and risks associated with St.George and the banking industry generally.

Before applying for CPS, you should consider whether CPS are a suitable investment for you. There are risks associated with investing in CPS and in St.George, many of which are outside the control of St.George and its Directors. These risks include those in this Section and other matters referred to in this Prospectus.



5. Risks

5.1 RISKS ASSOCIATED WITH INVESTING IN CPS

5.1.1 Dividends may not be paid

The payment of Dividends is subject to the Payment Tests and because of this there is a risk that Dividends may not be paid. These Payment Tests include the Directors determining a Dividend to be payable and St.George having sufficient profits available to pay the Dividend. If one or more of the Payment Tests are not satisfied, a Dividend may not be paid in full or at all.

Dividends are non-cumulative, and therefore if a Dividend is not paid Holders will have no right to receive that Dividend at a later time. St.George may subsequently pay a Dividend that is not paid in full or not paid at all, by declaring an Optional Dividend (subject to APRA giving its approval) - see Section 2.4.9.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities (including SPS, SAINTS and DCS) or Junior Ranking Capital Securities (including Ordinary Shares) or make any return of capital on any Junior Ranking Capital Securities without the approval of a special resolution of Holders, unless (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months or makes a pro rata payment on CPS and Equal Ranking Capital Securities - see Section 2.4.10.

St.George may also be subject to similar 'payment test' constraints on the payment of dividends or returns of capital on certain Tier 1 Capital securities if a dividend or other distribution has not been paid on other securities that St.George has on issue which contain similar provisions to the dividend stopper in the Terms of Issue. If such a constraint applies, St.George may not be able to pay Dividends without the approval of the holders of those other securities.

5.1.2 Financial market conditions

The market price of CPS may fluctuate due to various factors, *including* investor perceptions, worldwide economic conditions, interest rates, *movements* in the market price of Ordinary Shares, and factors that may affect St.George's financial performance and position. It is possible that CPS may trade at a market price below $100 each (Face Value).

The market price of CPS may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of CPS.

The Ordinary Shares held as a result of any conversion of CPS will, after conversion, rank equally with existing Ordinary Shares. Accordingly, the value of any Ordinary Shares received on Exchange will depend on the market price of Ordinary Shares after the Exchange Date.

5.1.3 Liquidity

The market for CPS may be less liquid than the market for Ordinary Shares.

Holders who wish to sell their CPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS.

5.1.4 Changes in Dividend Rate

The Dividend Rate is calculated for each Dividend Period by reference to the Bank Bill Swap Rate, which is influenced by a number of factors and varies over time. The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate.

The range for the Bank Bill Swap Rate over the last 20 years is set out in the chart below.

As the Dividend Rate fluctuates, there is a risk that it may become less attractive when compared to the rates of return available on comparable securities issued by St.George or other entities.

Bank Bill Swap Rate (% per annum)


20
15
10
5
0
%
NOV 86
NOV 90
NOV 94
NOV 98
NOV 02
NOV 06

5.1.5 Dividends may not be fully franked
St.George expects Dividends to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component.

If a Dividend is unfranked or partially franked and St.George does not increase the Dividend, then St.George will be restricted by the dividend stopper in payment of dividends and distributions of capital on Equal Ranking Capital Securities and Junior Ranking Capital Securities - see Section 2.4.11.

5.1.6 Exchange by St.George is subject to certain events occurring
Exchange **may** occur after a Tax Event or Regulatory Event and **must** occur after an Acquisition Event - see Section 2.6.3. However, the options St.George has in these events are subject in all cases to APRA giving its approval. The choice of conversion is also subject to the level of the Ordinary Share price on the second Business Day before the proposed date of dispatch of the Exchange Notice. If the VWAP on that date (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price, St.George **must not** choose conversion.

Both the method of Exchange that is chosen by St.George and whether APRA gives its approval, may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on Exchange. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time of Exchange.

5.1.7 Mandatory Conversion may not occur
CPS are designed to convert to Ordinary Shares on 20 August 2012. However, there is a risk that the Ordinary Share price falls to such an extent after the issue of CPS that either of the Mandatory Conversion Conditions are not satisfied for Mandatory Conversion to occur on 20 August 2012. Mandatory Conversion would then occur on the next Dividend Payment Date on which both of the Mandatory Conversion Conditions are satisfied. However, there remains a risk that the Ordinary Share price does not return to levels that would cause Mandatory Conversion to occur.

In the case of Mandatory Conversion not occurring on a possible Mandatory Conversion Date, Dividends will continue to be paid on CPS - subject to the Payment Tests.

For more information on Mandatory Conversion - see clause 3.1 of the Terms of Issue.

For a chart showing the Ordinary Share price over the past five years - see Section 2.5.3.

5.1.8 Fluctuation in Ordinary Share price
The market price of Ordinary Shares will fluctuate due to various factors, including investor perceptions, domestic and worldwide economics and factors that affect St.George's financial performance and position.

The number of Ordinary Shares issued on Mandatory Conversion or conversion (after a Tax Event, Regulatory Event or Acquisition Event) will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated through the VWAP during the 20 Business Days immediately before the Exchange Date.

5.1.9 Exchange may affect Ordinary Shareholding Limit
Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued Ordinary Shares (Ordinary Shareholding Limit). In accordance with sub-article 11(5) of the Constitution, a Holder's CPS may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of CPS held by that Holder will result in a person exceeding the Ordinary Shareholding Limit. A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of CPS, if converted into Ordinary Shares, would not place them in breach of the Ordinary Shareholding Limit.

5.1.10 Ranking
The payment of Dividends and cash redemption proceeds on CPS is not guaranteed by St.George or any other member of the Group.

In the event of a winding up of St.George, and CPS have not been Exchanged, Holders will be entitled to be paid the Liquidation Sum for each CPS. This is an amount for each CPS for its Face Value, and any Dividend declared and unpaid at the commencement of the winding up of St.George. The claim for the Liquidation Sum ranks ahead of Ordinary Shares and effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but is subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

St.George reserves the right in the future to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS, whether in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George, or otherwise.

5.1.11 Credit ratings
One or more independent credit rating agencies have assigned ratings to CPS and St.George. There is a risk that the credit ratings of CPS and St.George could be reviewed, withdrawn or downgraded, which may impact the market price and liquidity of CPS.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS) and are subject to revision or withdrawal at any time.

The credit ratings may not reflect the potential impact of all risks related to the structure under which CPS are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of CPS or St.George's financial performance or position.

5.1.12 Regulatory classification
APRA has provided confirmation that CPS qualify for Tier 1 Capital treatment under current prudential standards at the date of this Prospectus. However, if APRA subsequently determines that CPS do not or will not qualify for Tier 1 Capital treatment, St.George may decide that a Regulatory Event has occurred. This will allow Exchange of all (but not some only) of CPS on issue (subject to APRA giving its approval). For the risks attaching to St.George's exercise of discretion on Exchange after certain specified events - see Section 5.1.6.

On 31 May 2006, APRA issued its revised prudential standards on Tier 1 Capital instruments to reflect its approach to the adoption of AIFRS, after two earlier discussion papers released in August 2005 and April 2006. The revised standards reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and Non-innovative Residual Tier 1 Capital) of 25% of net Tier 1 Capital. CPS are Non-innovative Residual Tier 1 Capital under the revised standards. The new limits will apply from 1 January 2008, with some transitional relief being available until January 2010 (subject to agreement with APRA). Under the Terms of Issue, St.George may initiate Exchange on the occurrence of a Regulatory Event. The definition of Regulatory Event includes where the Directors determine that CPS will not be included in Tier 1 Capital.

5.1.13 Australian taxation consequences
A general outline of the taxation consequences of investing in CPS for certain potential investors who are Australian residents for tax purposes is set out in the Tax Letter in Section 6. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor. Accordingly, potential investors should seek independent advice concerning their own individual tax position. If a change is made to the Australian tax system and that change leads to a more than insignificant increase in St.George's costs in relation to CPS being on issue or franking credits not being available to Holders, St.George is entitled to Exchange - see Sections 2.6.3 and 2.6.5.

5.1.14 Future issue of securities by St.George
St.George and other members of the Group may in future issue securities that:

- rank for dividends or payments of capital (including the winding up of St.George or another member of the Group) equally with, behind or ahead of CPS;
- have the same or different dividend, interest or distribution rates as CPS; or
- have the same or different terms and conditions as CPS.

An investment in CPS carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Group.

No prediction can be made to the effect (if any) such future issue of securities by an entity in the Group may have on the market price or liquidity of CPS.

5.2 RISKS ASSOCIATED WITH ST.GEORGE AND THE BANKING INDUSTRY GENERALLY

5.2.1 General business
The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

- Credit risk
  This involves a debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange;
- Liquidity risk
  St.George may be unable to meet its financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions;
- Market risk
  Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability. Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George; and

- Operational risk
  The daily operations of St.George may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 48 and 49 of St.George's 2005 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, liquidity risk, market risk and operational risk.

5.2.2 Changes in economic conditions
The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans which could reduce St.George's loan receivables and net interest income.

Global economic factors and geopolitical instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

5.2.3 Changes in investment markets
Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

5.2.4 Changes in regulatory and legal environment
St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required (among other things) to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of Basel II. Under these changes, which are expected to become operational from 1 January 2008, capital adequacy ratios for regulatory purposes may be measured in a different way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have an effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the banking industry may also have a material adverse effect on St.George.

In addition to regulatory and taxation consequences associated with CPS, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- taxation laws; and
- prudential regulatory requirements, particularly those administered by APRA.

5.2.5 Changes in government policy
St.George may be affected by changes in government policy or legislation applying to companies in the banking industry. For example, a proposed change to taxation treatment of any of St.George's subsidiary companies may impact the after tax earnings of St.George.

5.2.6 Competition in the banking industry
The banking industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

5.2.7 Changes in technology
Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

5.2.8 Operations
St.George's profitability is subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

The summary of risks in this Section is not exhaustive and you should read this Prospectus in full and consult your financial adviser or other professional adviser before deciding whether to invest in CPS.

Tax Letter

If you are considering applying for CPS, it is important that you understand the taxation consequences of investing in CPS.

You should read the information set out in this Section before deciding whether to invest and discuss the taxation consequences with your tax adviser.



6. Tax Letter

Greenwoods & Freehills

8 November 2006

Our ref EC:RM:39C
Direct phone 61 2 9225 5965
Direct fax 61 2 9225 5921
Email ernest.chang@gf.com.au
Matter no 67727
Doc no Greenwoods\003745171

The Directors
St.George Bank Limited
182 George Street
SYDNEY NSW 2000

Dear Directors

Australian tax consequences of investing in St.George Bank Limited Converting Preference Shares ("CPS")

We have been instructed by St.George Bank Limited ("**St.George**") to prepare a tax summary for inclusion in the Prospectus dated 8 November 2006 in relation to the issue of CPS.

Accordingly, this letter provides a summary of the Australian income tax and capital gains tax ("**CGT**") consequences for Australian resident investors ("**Holders**") who acquire the CPS on capital account. Tax considerations which may arise for investors who are in the business of share trading, dealing in securities or otherwise hold CPS on revenue account have not been considered in this summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of the Prospectus. It is necessarily general in nature and is not intended to be definitive advice to the Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the Australian Taxation Office ("**ATO**") for confirmation of certain tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of the Prospectus and the definitions of the Terms of Issue.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au
Offices in SYDNEY MELBOURNE Greenwoods & Freehills Pty Limited ABN 60 003 146 852

1 Tax on Dividends

The ATO has confirmed to St.George in a private binding ruling that each CPS is properly classified for tax purposes as an equity interest in St.George rather than a debt interest.

It is expected that St.George will only pay fully franked Dividends on CPS to the extent of the available franking credits in St.George's franking account. Accordingly, all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends, unless a Holder is not a "qualified person" (refer section 2 below).

Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided they are "qualified persons" (refer section 2 below).

To the extent that the tax offset attributable to the franking credits on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess tax offset may be refunded to the Holder. Excess franking credits cannot be carried forward to a later income year.

Holders which are companies or non-complying superannuation entities are not entitled to refunds of tax offsets. Holders which are companies will be entitled to a credit in their franking account equal to the amount of franking credits on Dividends.

2 Qualification for franking credits

Certain imputation measures contained in the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a "qualified person" in relation to the dividend.

A shareholder is a "qualified person" if it satisfies the holding period and related payment rules.

In terms of the holding period rule, a Holder must have held CPS "at risk" for a continuous period of at least 90 days (excluding the day of disposal) within a period beginning on the day after the date on which the Holder acquired CPS and ending on the 90th day after the date on which the CPS became ex Dividend.

A Holder would be "at risk" in relation to CPS provided that it does not enter into any arrangements which could result in materially reduced risks of loss or opportunities for gain in relation to CPS. In calculating the holding period, any days where the Holder has materially diminished its risk of loss or opportunity for gain in relation to CPS are excluded. A Holder is taken to have materially diminished risk if the Holder's net position in relation to CPS is such that the Holder has less than 30% of the risks and opportunities associated with CPS.

Under the "related payments rule", a Holder who is obliged to make a "related payment" (essentially a payment passing the benefit of the Dividend) in respect of a Dividend must hold the CPS "at risk" for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after CPS became ex Dividend.

Alternatively, a Holder is automatically taken to be a qualified person in relation to dividends paid on shares if the total amount of the tax offsets in respect of all

franked distributions to which the Holder would be entitled in an income year is $5,000 or less. This is referred to as the "small shareholder rule". However, a Holder will not be a "qualified person" by virtue of the "small shareholder rule" if related payments have been made, or will be made in respect of the dividend or a distribution attributable to the dividend.

Although certain changes to the tax law have affected the applicability of these rules, the Commonwealth Government has indicated in a press release dated 27 September 2002 that it intends to amend the law to ensure these rules continue to apply without substantive change.

3 CGT consequences on disposal of CPS

3.1 Sale of CPS

A capital gain or capital loss may arise on a sale of CPS.

To the extent that the capital proceeds received by a Holder on the sale of CPS exceed the cost base, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss would arise on a sale of CPS equal to the amount by which the sale proceeds are less than the reduced cost base.

The cost base or reduced cost base of CPS respectively should include the amount paid to acquire CPS (when issued by St.George) as well as any incidental costs (e.g. broker fees) associated with the acquisition and disposal of CPS.

If CPS has been owned for at least 12 months prior to the sale, a Holder (other than a company) may be entitled to receive the CGT discount treatment in respect of any gain arising on disposal of CPS. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carried forward capital losses. The discount percentages are 50%, 50% and 33⅓% for Holders who are individuals, trusts and complying superannuation entities respectively.

Holders who dispose of CPS within 12 months of acquiring them or who dispose of CPS under an agreement entered into within 12 months of acquiring them will not receive the CGT discount treatment.

Companies are not entitled to obtain the CGT discount treatment in respect of any gain arising on disposal of CPS.

3.2 Redemption or cancellation of CPS

St.George may elect to redeem or cancel CPS on giving an appropriate Exchange Notice. For each CPS that is being redeemed or cancelled, an amount equal to the Face Value will be paid by St.George in cash on the relevant Exchange Date.

The redemption or cancellation proceeds should not be treated as a dividend to the extent to which the proceeds paid by St.George are debited against an amount standing to the credit of St.George's share capital account, provided that St.George gives the Holder a notice specifying the amount paid up on each CPS to be redeemed or cancelled.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than its share capital account, that amount will be an assessable dividend in the hands of a Holder.

Redemption or cancellation of CPS will constitute a disposal of the preference shares for CGT purposes. Accordingly, a Holder may also derive a capital gain or

a capital loss on such disposal to the extent to which the proceeds are greater than the cost base or are less than the reduced cost base of the CPS respectively.

The cost base (or reduced cost base) of CPS for these purposes would include the amount paid by a Holder to acquire CPS plus the incidental costs associated with the acquisition and redemption or cancellation of CPS.

The amount of the capital gain resulting from a redemption or cancellation of CPS would be reduced (but not below nil) to the extent that the whole or part of the proceeds is treated as a dividend (refer comments above). A Holder (other than a company) may be entitled to the CGT discount treatment in respect of any remaining capital gain, after reduction by any part of the proceeds which is treated as a dividend, in the same manner as discussed above in section 3.1.

3.3 Buy-back of CPS

St.George may choose to buy back CPS by giving an appropriate Exchange Notice.

For tax purposes, such an event would give rise to income tax and CGT consequences for Holders similar to those described in relation to the redemption or cancellation of CPS. However, depending on the particulars of the buy back at that time and how much of the proceeds are debited to St.George's share capital account, the calculation of the capital gain or capital loss arising may be different.

3.4 Conversion of CPS

On the Mandatory Conversion Date or if St.George issues an Exchange Notice and elects the conversion mechanism, each CPS will convert into one fully paid Ordinary Share. The conversion of CPS is expressed to not constitute a redemption or cancellation of the CPS being converted, or an issue, allotment or creation of a new share (other than the additional Ordinary Shares issued - refer section 4). Instead, the conversion involves changing the rights attached to CPS.

In Taxation Ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share. Accordingly, the conversion of CPS to Ordinary Shares should not result in either a full or partial disposal of CPS by Holders for CGT purposes.

4 Additional Ordinary Shares

Following the conversion of CPS into Ordinary Shares, either by Mandatory Conversion or if St.George issues an Exchange Notice and elects the conversion mechanism, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the Conversion Number formula that is set out in clause 3.5 of the Terms of Issue.

The issue of the additional Ordinary Shares to a Holder should not be taken to be an assessable dividend in the hands of the Holder.

The additional Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of an additional Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original CPS across the original CPS and all of the additional Ordinary Shares issued on conversion.

Further, for CGT purposes, the additional Ordinary Shares should be taken to have been acquired by a Holder at the time the original CPS to which the additional Ordinary Shares relate, were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the additional Ordinary Shares and the CPS that has been converted into one Ordinary Share) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in section 3.1 in the context of a sale of CPS, applies equally here.

5 Pay-as-you-go withholding tax

Holders may, if they choose, notify St.George of their TFN, ABN or a relevant exemption.

In the event that St.George is not so notified, tax will be automatically deducted at the highest marginal tax rate (including medicare levy) from the gross cash Dividends to the extent that Dividends are not franked. As of 1 July 2006, the highest marginal tax rate is 46.5%.

St.George is required to withhol d such tax until such time as the relevant TFN, ABN or exemption notification is given to it. Holders will be able to claim a tax credit/rebate (as applicable) in respect of any tax withheld on the Dividends in their income tax returns.

6 Disclaimer

This advice does not purport to give advice to any specific Holder, as each Holder's tax position will depend on their own particular circumstances. Holders should seek their own professional tax advice regarding their individual circumstances.

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this opinion are not licensed to provide financial product advice in relation to dealing in securities. Potential investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any investment decision. Potential investors should also note that tax consequences are only one of the matters that may need to be considered.

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

Additional information

You should be aware of a number of other matters that may not have been addressed in detail elsewhere in this Prospectus .

These include rights attaching to Ordinary Shares that may be issued on conversion of CPS, a summary of the Offer Management Agreement, the consents of experts whose statements have been included in this Prospectus, the disclosure of interests of the Directors and the waivers that regulators have granted to St.George in respect of the Offer.



7. Additional information

7.1 TERMS OF ISSUE

The rights attaching to CPS will be governed by the Constitution, and the Terms of Issue set out in Appendix A.

7.2 RIGHTS ATTACHING TO ORDINARY SHARES

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue. The main rights attaching to Ordinary Shares are to:

- vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;
- receive dividends declared from time to time on the shares they hold (subject to the rights of holders of shares carrying preferred rights);
- receive information required to be distributed under the Corporations Act and the ASX Listing Rules (e.g. annual reports); and
- participate in a surplus of assets or profits on a winding up of St.George on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

7.2.1 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid (if any) on any share held by that person. As all CPS issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

7.2.2 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George. In addition, the *Financial Sector (Shareholdings) Act 1998* (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend their ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

7.3 SUMMARY OF OFFER MANAGEMENT AGREEMENT

St.George entered into the Offer Management Agreement with the Joint Lead Managers on 8 November 2006. Under the Offer Management Agreement, St.George has appointed UBS as Structuring Adviser and the Joint Lead Managers as joint lead managers to the Offer. The Joint Lead Managers have agreed under the Offer Management Agreement to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are Allocated CPS. The Joint Lead Managers may appoint Co-Managers to the Offer with the approval of St.George.

7.3.1 Fees

Under the Offer Management Agreement:

- UBS is entitled to a fee of 0.25% of the gross proceeds of the Offer for its role as Structuring Adviser;
- the Joint Lead Managers are entitled to receive a fee of 0.50% of the gross proceeds of the Offer, to be divided equally between them; and
- the Joint Lead Managers are entitled to receive a retail selling fee of 1.00% of the retail allocation proceeds (being the number of securities allocated to the Joint Lead Managers (and any Co-Managers or Participating Brokers they appoint) pursuant to the Bookbuild offer for distribution to retail clients multiplied by the application price).

The Joint Lead Managers are responsible for any commissions and fees due to any Co-Managers or Participating Brokers appointed by them.

However, no fee is payable to any Joint Lead Manager if it terminates its obligations under the Offer Management Agreement or if St.George cancels or withdraws the Offer and terminates the Offer Management Agreement.

St.George must pay or reimburse the Joint Lead Managers for the costs of and incidental to the Offer up to a total of $50,000.

7.3.2 Representations, warranties and undertakings by St.George

St.George gives various representations and warranties in the Offer Management Agreement that are customary for agreements of this type. In addition, St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Joint Lead Managers, allot, or announce an allotment or issue of, any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 Capital status or Tier 2 Capital status, or any securities convertible into CPS or any of the above, for a period of 60 days after the lodgement of this Prospectus, other than issues under the Offer, or an employee share or option plan, bonus plan, top up plan, dividend reinvestment plan or under the terms of securities or financial products on issue on the date of the Offer Management Agreement.

7.3.3 Termination

Each of the Joint Lead Managers may terminate its obligations under the Offer Management Agreement on the occurrence of a number of customary termination events. These include:

- market changes and material adverse changes affecting St.George;
- ASIC issuing stop orders;
- any person (other than the Joint Lead Manager in question) withdrawing their consent to be named in this Prospectus;
- St.George withdrawing this Prospectus or the Offer; or
- trading of St.George securities being suspended or materially limited.

If this occurs, the Joint Lead Manager in question will no longer be a Joint Lead Manager and will be relieved of its obligations under the Offer Management Agreement.

In certain circumstances, each of the Joint Lead Managers may not terminate unless, in its reasonable opinion, the event:

- has or is likely to have a material adverse effect on:
  - the success or settlement of the Offer; or
  - where the event occurs after completion of the Bookbuild, the performance of the secondary market trading of CPS within the first month of trading after their quotation; or
- would give rise to a material liability of the Joint Lead Manager under any law, regulation, treaty or administrative action.

St.George has agreed to indemnify the Joint Lead Managers and parties affiliated with them against claims, demands, damages, losses, costs, expenses (including legal expenses), imposts (including tax) and liabilities in connection with the Offer, and certain other things related to the Offer, other than where these result from the fraud, recklessness, wilful misconduct, negligence or breach of the Offer Management Agreement by that indemnified party, other than to the extent the breach is caused or contributed to by St.George or certain parties affiliated with it.

7.4 OFFER RESTRICTIONS

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). CPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person, except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

By submitting an Application Form, each Applicant will be deemed to have:

- acknowledged that CPS have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and
- represented, warranted and agreed as follows:
  - they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  - they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person any CPS they acquire:
    - pursuant to the Offer; or
    - other than pursuant to the Offer (excluding CPS purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any CPS.

Until 40 days after the commencement of the Offer, any offer or sale of CPS in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

No action has been taken in any jurisdiction outside Australia to permit the Offer in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS in that jurisdiction.

7.5 CONSENTS

Each Director has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the paragraphs below;
- has not authorised or caused the issue of the Prospectus;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus, other than the reference to its name and the statements or letter included in this Prospectus with the consent of that Consenting Party;
- has given and not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- in the case of Greenwoods & Freehills Pty Limited, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the Tax Letter in the form and context in which it appears in Section 6; and
- in the case of Computershare Investor Services Pty Limited, has given and, as at the date hereof, has not withdrawn, its written consent to be named as share registrar in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the

Prospectus other than being named as share registrar to St.George. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus.

Role	Consenting Parties
Joint Lead Managers	Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch
Co-Managers	Bell Potter Securities Limited, Goldman Sachs JBWere Pty Ltd, Ord Minnett Limited, St.George Bank Limited and UBS Wealth Management Australia Limited
Legal adviser	Allens Arthur Robinson
Auditor	KPMG
Tax adviser	Greenwoods & Freehills Pty Limited
Registry	Computershare Investor Services Pty Limited

7.6 INTERESTS OF ADVISERS

Goldman Sachs JBWere Pty Ltd has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 7.3.

UBS has acted as Structuring Adviser, Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 7.3.

Allens Arthur Robinson has acted as legal adviser to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $225,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges.

KPMG has acted as auditor to St.George and has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $85,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Greenwoods & Freehills Pty Limited has acted as tax adviser in relation to the Offer and prepared the Tax Letter included in Section 6. St.George estimates that it will pay approximately $60,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges.

Bell Potter Securities Limited, Goldman Sachs JBWere Pty Ltd, Ord Minnett Limited, St.George Bank Limited and UBS Wealth Management Australia Limited are acting as Co-Managers to the Offer. The Joint Lead Managers will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (exclusive of GST) of the Face Value of all CPS Allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Joint Lead Managers to the Offer;
- nor any financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons for services provided in connection with the formation or promotion of St.George or the Offer.

7.7 EXPENSES OF THE OFFER

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of this Prospectus, estimated to be approximately $5 million and will be paid by St.George.

7.8 DIRECTORS' INTERESTS

Except as set out below, no Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

The relevant interests of each Director in the share capital of St.George as at 31 October 2006 are as follows:

Directors' interests

Director	Ordinary Shares	SAINTS	Awards	Options granted over Ordinary Shares
J S Curtis[1]	22,541	318	-	-
T J Davis	11,623	-	-	-
R A F England	2,601	-	-	-
P D R Isherwood	27,948	263	-	-
G P Kelly	525,000	208	57,600	1,000,000
L B Nicholls	5,819	-	-	-
G J Reaney	47,516	-	-	-
J M Thame	150,216	-	-	-

Note:

1 J S Curtis holds an interest in 15,000 instalment warrants in Ordinary Shares.

7.9 ASX WAIVERS

ASX has granted a waiver from ASX Listing Rule 6.9 to permit each Holder to have the same voting rights as Ordinary Shareholders in the circumstances prescribed by ASX Listing Rule 6.3 as if before the relevant meeting, each CPS had been converted into Ordinary Shares in accordance with the Terms of Issue.

ASX has also granted a waiver from ASX Listing Rule 10.11 to permit the Directors and their associates collectively to be issued with up to 0.2% of the total CPS issued.

Finally, ASX has confirmed that:

- the Terms of Issue are appropriate and equitable for the purposes of ASX Listing Rule 6.1;
- the terms of the APRA constraints on the payment of a Dividend do not mean that the Holders are not entitled to a preferential dividend for the purposes of ASX Listing Rule 6.5 and do not amount to a removal of a right to a dividend for the purposes of ASX Listing Rule 6.10;
- St.George's obligation to convert the CPS on the Mandatory Conversion Date and St.George's right to redeem, buy back, cancel or convert the CPS on the occurrence of a Tax Event or Regulatory Event (or obligation in the case of an Acquisition Event) does not constitute a divestment for the purposes of ASX Listing Rule 6.12;
- for the purposes of ASX Listing Rule 7.1.4, ASX does not object to conversion rate of CPS to Ordinary Shares being calculated based on the market price of Ordinary Shares at the time of allotment of the CPS; and
- it is satisfied with the proposed timetable and that the timetable complies with the ASX Listing Rules.

7.10 ASIC RELIEF

ASIC relief has been obtained in respect of the operation of section 716(2) of the Corporations Act to permit the inclusion in this Prospectus of any credit rating of St.George and CPS announced by Standard & Poor's, Moody's and Fitch Ratings without the consent of those rating agencies.

Glossary

The following is a glossary of terms used in this Prospectus. There is also a list of defined terms in clause 9 of the Terms of Issue.

Defined terms in this glossary and in clause 9 of the Terms of Issue are used throughout this Prospectus and the Application Form.



8. Glossary

ABN	Australian Business Number.
Acquisition Event	occurs when: ◦ a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or ◦ the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue. For the full definition – see clause 9 of the Terms of Issue.
AGAAP	the generally accepted accounting principles applicable in Australia before the introduction of AIFRS.
AIFRS	the Australian equivalents to International Financial Reporting Standards.
Allocation	the number of CPS allotted to Successful Applicants. **Allocate** and **Allocated** have corresponding meanings.
Allotment Date	the date on which CPS are issued – expected to be on or about 19 December 2006.
Applicant	a person who submits a valid Application Form.
Application	the lodgement of an Application Form in accordance with this Prospectus.
Application Form	each of the application forms attached to, or accompanying, this Prospectus on which an Application may be made, being: ◦ the Securityholder Application Form supplied by St.George; and ◦ the Broker Firm Application Form attached to this Prospectus.
Application Payment	the monies payable on Application, calculated as the number of CPS applied for multiplied by the Face Value.
APRA	Australian Prudential Regulation Authority.
ASIC	Australian Securities and Investments Commission.
ASTC Settlement Rules	the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited, as amended from time to time.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the stock market conducted by Australian Stock Exchange Limited, as the context requires.
ASX Listing Rules	the listing rules of ASX, with any modifications or waivers in their application to St.George which ASX may grant.
ATO	Australian Taxation Office.
Bank Bill Swap Rate	the average mid rate for 90 day bank bills (expressed as a percentage per annum) which is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Dividend Period.
Bookbuild	the process described in Section 3.8.1 to determine the Margin.
Broker Firm Allocation	the number of CPS allotted to Successful Applicants under the Broker Firm Offer.
Broker Firm Applicant	an Australian resident retail client of a Co-Manager or Participating Broker who applies for a Broker Firm Allocation from a Co-Manager or Participating Broker.
Broker Firm Application Form	the application form in the back of this Prospectus and any electronic application form made available by a Co-Manager or Participating Broker for Broker Firm Applicants to apply for CPS.
Broker Firm Offer	the offer to Australian resident retail clients of Co-Managers and Participating Brokers who may apply for CPS through a Co-Manager or Participating Broker.
Business Day	a business day as defined in the ASX Listing Rules.
Buy-Back Agreement	an agreement under which St.George buys back CPS in the form in the schedule to the Terms of Issue.

Capital Securities	*shares* or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group. **Capital Security** has the corresponding meaning.
CHESS	the Clearing House Electronic Subregister System.
Closing Date	the last day on which Applications will be accepted, expected to be: ◦ 5.00pm on 11 December 2006 for the Securityholder Offer; and ◦ 10.00am on 18 December 2006 for the Broker Firm Offer.
Co-Manager	each of Bell Potter Securities Limited (ABN 25 006 390 772, AFSL No. 243480) Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897, AFSL No. 243346), Ord Minnett Limited (ABN 86 002 733 048, AFSL No. 237121), St.George Bank Limited (ABN 92 055 513 070, AFSL No. 234708) and UBS Wealth Management Australia Limited (ABN 50 005 311 937, AFSL No. 231127).
Constitution	the constitution of St.George.
Conversion Discount	1.0%.
Conversion Number	the formula used to determine the number of Ordinary Shares to be issued if CPS are converted into Ordinary Shares under clause 3.5 of the Terms of Issue.
Corporations Act	the *Corporations Act 2001* (Cth).
CPS	non-cumulative unsecured converting preference shares in the capital of St.George to be issued under this Prospectus.
DCS	Depositary Capital Securities, being the Series A Capital Securities issued by St.George Funding Company, LLC.
Directors	some or all of the directors of St.George.
Distributable Profits	the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.
Dividend	a dividend on CPS as defined in clause 2.1, as adjusted by clause 2.2, of the Terms of Issue.
Dividend Payment Date	20 February 2007 and after that each 20 May, 20 August, 20 November and 20 February until CPS are Exchanged.
Dividend Period	a period from (and including) either the Allotment Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date.
Dividend Rate	the dividend rate on CPS calculated using the formula in Section 2.4.2.
Eligible Securityholder	a registered Ordinary Shareholder, SPS Holder or SAINTS Holder as at 7.00pm on 1 November 2006 who is shown on the register to have an address in Australia.
Equal Ranking Capital Security	means in the case of: ◦ a dividend or distribution in respect of the Capital Security, a Capital Security (including SPS, SAINTS and DCS) which ranks for payment of the dividend or distribution equally with CPS; and ◦ redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including SPS, SAINTS and DCS) which ranks equally with CPS for a return of capital if St.George is wound up.
Exchange	the conversion, redemption, buy-back or cancellation of CPS under clause 3 of the Terms of Issue. **Exchanged** has the corresponding meaning.
Exchange Date	means in the case of: ◦ Mandatory Conversion, the Mandatory Conversion Date; or ◦ an Exchange Notice under clause 3.2(a) or 3.2(b) of the Terms of Issue, the date determined in accordance with clause 3.2(f) of the Terms of Issue.
Exposure Period	the seven day period after this Prospectus was lodged with ASIC which may be extended to a total of 14 days by ASIC.
Face Value	the face value of CPS, being $100 per CPS.

First Test	the first Mandatory Conversion Condition as described in Section 2.5.3 and as defined in clause 3.1(c)(i) of the Terms of Issue.
Fitch Ratings	Fitch Australia Pty Limited (ABN 93 081 339 184).
Goldman Sachs JBWere Pty Ltd	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897).
Group	St.George and its controlled entities.
HIN	Holder Identification Number (for CPS held on the CHESS subregister).
Holder	a holder of CPS.
Holding Statement	a statement issued to Holders by the Registry which sets out details of their Allocation.
Institutional Investor	an institution to whom the Offer may be made without disclosure to investors pursuant to sections 708(8), 708(10) or 708(11) of the Corporations Act.
Institutional Offer	the offer made to certain Institutional Investors to bid for CPS through the Bookbuild.
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program.
Issue Share Price	the VWAP during the 20 Business Days on which trading in Ordinary Shares takes place immediately preceding, but not including, the Allotment Date.
Joint Lead Managers	Goldman Sachs JBWere Pty Ltd and UBS.
Junior Ranking Capital Security	means in the case of: o a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS; and o redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind CPS for a return of capital if St.George is wound up.
Level 1 and Level 2	those terms as defined by APRA from time to time.
Level 1 Distributable Profits	has the meaning given in clause 9 of the Terms of Issue.
Level 2 Distributable Profits	has the meaning given in clause 9 of the Terms of Issue.
Liquidation Sum	the amount Holders are entitled to receive on a winding up of St.George before any return of capital is made on any Junior Ranking Capital Securities, which is the sum of the amount of any Dividend declared but unpaid and the Face Value. For the full definition - see clause 4.4 of the Terms of Issue.
Mandatory Conversion	the requirement for St.George to convert all CPS on issue at the Mandatory Conversion Date into Ordinary Shares.
Mandatory Conversion Conditions	o on the 25th Business Day before the relevant date, the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price; and o during the 20 Business Days before the relevant date, the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price. For the full definition - see clause 3.1(c) of the Terms of Issue.
Mandatory Conversion Date	the earlier of 20 August 2012 and the first Dividend Payment Date after 20 August 2012 on which both of the Mandatory Conversion Conditions are satisfied.
Margin	the margin to be determined under the Bookbuild, expected to be in the range of 1.10% per annum to 1.40% per annum.
Maximum Conversion Number	calculated by dividing the Face Value of $100 per CPS by 50% of the Issue Share Price.
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657).

8. Glossary continued

Non-innovative Residual Tier 1 Capital	the non-innovative residual tier 1 capital of the Group as defined by APRA.
Offer	the offer of CPS under this Prospectus for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for a further $50 million.
Offer Management Agreement	the agreement dated 8 November 2006 between St.George and the Joint Lead Managers as described in Section 7.3.
Offer Period	the period commencing on the Opening Date and ending on the Closing Date.
Opening Date	the opening date of the Offer which is expected to be 16 November 2006.
Optional Dividend	an optional dividend on CPS, as defined in clause 2.9(d) of the Terms of Issue.
Ordinary Share	a fully paid ordinary share in St.George.
Ordinary Shareholder	the holder of an Ordinary Share.
Ordinary Shareholding Limit	the restriction of shareholdings in St.George by people (together with their associates) to 10% of the issued Ordinary Shares under Articles 10, 11 and 12 of the Constitution.
Participating Broker	any participating organisation of ASX selected by the Joint Lead Managers to participate in the Broker Firm Offer (not including a Co-Manager).
Payment Tests	payment tests to which the payment of a Dividend are subject, summarised as: ∘ the Directors declaring a Dividend to be payable; ∘ St.George having sufficient profits available to pay the Dividend; ∘ St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; ∘ the amount of the Dividend not exceeding St.George's Distributable Profits; and ∘ in the case of an Optional Dividend, APRA giving its prior written approval. For the full definition - see clause 2.3 of the Terms of Issue.
Prospectus	the prospectus for the Offer, including the Terms of Issue.
PRYMES	the reset preference shares issued by St.George under the terms of the prospectus dated 19 January 2001.
Record Date	means for the payment of: ∘ a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and ∘ an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Regulatory Event	broadly, occurs when St.George receives professional advice that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or that St.George will not be entitled to treat all CPS as eligible Tier 1 Capital. For the full definition - see clause 9 of the Terms of Issue.
Reporting Year	means for a Dividend Payment Date, the 12 month period ending 30 September or 31 March immediately preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.
Residual Tier 1 Capital	the residual tier 1 capital of the Group as defined by APRA.
St.George	St.George Bank Limited (ABN 92 055 513 070).
SAINTS	the non-cumulative redeemable and convertible preference shares issued by St.George under the prospectus dated 12 July 2004.

SAINTS Holder	a holder of SAINTS.
Second Test	the second Mandatory Conversion Condition as described in Section 2.5.3 and as defined in clause 3.1(c)(ii) of the Terms of Issue.
Securityholder Application Form	the application form made available for Eligible Securityholders on request.
Securityholder Offer	the invitation to Eligible Securityholders to apply for CPS under this Prospectus.
Settlement Date	the date on which settlement occurs - expected to be 18 December 2006.
SPS	the non-cumulative unsecured preference shares issued by St.George under the prospectus dated 8 June 2006.
SPS Holder	a holder of SPS.
SRN	Securityholder Reference Number (for CPS held on the issuer sponsored subregister).
Structuring Adviser	UBS.
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ACN 007 324 852).
Successful Applicant	an Applicant whose Application is accepted by St.George, whether in full or in part.
Tax Event	broadly, occurs when St.George receives professional advice that, as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date, there is a more than insubstantial risk that St.George would be exposed to more than an insignificant increase in its costs in relation to CPS being on issue or CPS will not be treated as equity interests for taxation purposes or franking credits may not be available to Holders. For the full definition - see clause 9 of the Terms of Issue.
Tax Letter	the letter provided by Greenwoods & Freehills Pty Limited in Section 6.
Tax Rate	the Australian corporate tax rate applicable to St.George's franking account on the Allotment Date (expressed as a decimal).
Terms of Issue	the terms of issue for CPS included in Appendix A.
TFN	Tax File Number.
Tier 1 Capital	the tier 1 capital of the Group as defined by APRA.
Tier 1 Capital Ratio	at any time, the ratio so prescribed by APRA.
Tier 2 Capital	the tier 2 capital of the Group as defined by APRA.
Total Capital Ratio	at any time, the ratio so prescribed by APRA.
UBS	UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087).
Upper Tier 2 Capital	the upper tier 2 capital of the Group as defined by APRA.
US	the United States of America.
US Person	has the meaning found in Regulation S of the US Securities Act.
US Securities Act	the US Securities Act of 1933.
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period or on the relevant days, as defined in clause 9 of the Terms of Issue and subject to any adjustments under clause 3.6 of the Terms of Issue.

Terms of Issue

CONTENTS



A

1 FORM, FACE VALUE AND ISSUE PRICE

1.1 Form

CPS are non-cumulative unsecured converting preference shares in the capital of St.George. CPS are issued by St.George under Article 6B of the Constitution and on the terms set out in these Terms of Issue.

1.2 Face Value and issue price

Each CPS will be issued by St.George as fully paid at an issue price of $100 (**Face Value**). The Face Value must be paid in full on application.

2 DIVIDENDS

2.1 Dividend calculation

Subject to these Terms of Issue, the Holder on the relevant Record Date of each CPS is entitled to receive on each relevant Dividend Payment Date a dividend (**Dividend**) calculated using the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

Dividend Rate =
(Bank Bill Swap Rate + Margin) x (1 – **Tax Rate**)

where:

Bank Bill Swap Rate (expressed as a percentage per annum) means, for each Dividend Period, the Bank Bill Swap Rate applying on the first Business Day of each Dividend Period;

Margin (expressed as a percentage per annum) means the rate determined under the Bookbuild; and

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable on the Allotment Date, which will be taken to be 0.30; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustment

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (**Ti**) differs from the Tax Rate, the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \text{Dividend}_1 \times \frac{(1 - Ti)}{(1 - \text{Tax Rate})}$$

where:

Dividend$_1$ (expressed as a dollars and cents amount) is the amount calculated under clause 2.1; and

Ti (expressed as a decimal) is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \frac{D}{1 - (Ti \times (1 - \text{Franking Rate}))}$$

where:

D (expressed as a dollars and cents amount) is the Dividend calculated under clause 2.2(a) or 2.1 where there has been no application of clause 2.2(a);

Ti (expressed as a decimal) has the same meaning as in clause 2.2(a); and

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that part) applicable to the Dividend.

2.3 Payment of Dividend and Optional Dividend

(a) The payment of a Dividend and any Optional Dividend is subject to:

(i) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(ii) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(iii) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the Group (as the case may be) at the time, unless APRA otherwise gives its prior written approval;

(iv) the amount of the Dividend or Optional Dividend not exceeding Distributable Profits, unless APRA otherwise gives its prior written approval; and

(v) in the case of an Optional Dividend, APRA giving its prior written approval.

(b) Without limiting clause 2.3(a), the Directors will not declare a Dividend or Optional Dividend to be payable if, in their opinion, making the payment would result in St.George becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Dividends and Optional Dividends shall be paid by cheque, direct credit, or such other means as authorised by the Directors.

2.4 Non-cumulative Dividends

Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 2.3 or because of any applicable law, St.George has no liability to pay such Dividend and, notwithstanding St.George's sole discretion (subject to APRA's prior written approval) to pay an Optional Dividend under clause 2.9(d), the Holder has no claim (including, without limitation, on the winding up of St.George) in respect of such non-payment. Non-payment of a Dividend because of the provisions

of clause 2.3, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Dividends or Optional Dividends, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

2.5 Rounding of Dividend calculations
All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS, any fraction of a cent will be disregarded.

2.6 Dividend Payment Dates
Subject to this clause 2, Dividends are payable in arrears on each Dividend Payment Date.

2.7 Record Dates
A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Withholding obligations
St.George will be entitled to deduct from any Dividend or Optional Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction is made and the amount of the deduction accounted for by St.George to the relevant revenue authority and the balance of the amount payable is paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment.

2.9 Restrictions in case of non-payment (dividend stopper)
If, for any reason, a Dividend has not been declared or a Dividend that has been declared has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, St.George must not without approval of a Special Resolution:

(a) declare or pay a dividend or make or cause a member of the Group to make any distribution on any Equal Ranking Capital Securities or Junior Ranking Capital Securities (other than to permit the declaration and payment of dividends or distributions paid or payable to a member of the Group or under clause 2.9(e)); or

(b) redeem, reduce capital on, cancel or acquire for any consideration any Junior Ranking Capital Securities (excluding redemptions of, reductions of capital on, cancellations of or acquisitions of Junior Ranking Capital Securities held by a member of the Group),

unless:

(c) four consecutive Dividends scheduled to be paid on CPS, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;

(d) an **Optional Dividend** has been paid to the Holders equal to the aggregate amount of any unpaid Dividends which were scheduled to be paid in the 12 months before the date of payment of the Optional Dividend;

(e) there is a payment in respect of the dividend, distribution, redemption, reduction of capital, cancellation or acquisition made pro rata on CPS and on Equal Ranking Capital Securities ranking equally with CPS in respect of those payments; or

(f) all CPS have been Exchanged.

3 EXCHANGE

3.1 Mandatory Conversion

(a) On the Mandatory Conversion Date, St.George must convert all CPS on issue at that date into Ordinary Shares under clauses 3.4 and 3.5.

(b) The **Mandatory Conversion Date** will be the earlier of:
   (i) 20 August 2012; and
   (ii) the first Dividend Payment Date after 20 August 2012,

   (each a **Relevant Date**) on which both the Mandatory Conversion Conditions are satisfied.

(c) The **Mandatory Conversion Conditions** are:
   (i) no announcement to ASX has been made in respect of the Relevant Date by St.George under clause 3.1(d); and
   (ii) the Conversion Number calculated under clause 3.5(a) on the Relevant Date is less than the Maximum Conversion Number.

(d) If the Test Conversion Number calculated under clause 3.5(a) on the 25th Business Day before the Relevant Date is greater than 83.33% of the Maximum Conversion Number, St.George will make an announcement to ASX between the 25th and the 20th Business Day before the Relevant Date notifying Holders that Mandatory Conversion will not proceed on the Relevant Date.

(e) The **Test Conversion Number** means the Conversion Number calculated under clause 3.5(a) using the Test Reference Period and assuming that the Relevant Date is the Mandatory Conversion Date.

3.2 Exchange by St.George

(a) St.George may serve an Exchange Notice after a Tax Event or Regulatory Event in respect of all (but not some only) of CPS on issue.

(b) St.George must serve an Exchange Notice, no later than the latest to occur of the following two events:
   (i) five Business Days after APRA has given its written approval to the application of any of the mechanisms in clause 3.2(c); and

(ii) six months after the occurrence of an Acquisition Event,

in respect of all (but not some only) of CPS on issue.

(c) If St.George serves an Exchange Notice, St.George must include in that notice which, or which combination, of the following it intends to do in respect of CPS the subject of the notice:

(i) convert CPS into Ordinary Shares under clauses 3.4 and 3.5; or

(ii) do any of the following:

(A) redeem CPS under clause 3.13;

(B) buy back CPS under the terms of the Buy-Back Agreement under clause 3.14; or

(C) cancel CPS under clause 3.15,

in each case for Face Value on the relevant Exchange Date.

(d) St.George may only apply the mechanisms in clause 3.2(c) if APRA has given its prior written approval to such mechanisms being applied.

(e) St.George may only apply the mechanism in clause 3.2(c)(i) if the Conversion Number calculated under clause 3.5(a) on the second Business Day before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice is not greater than 83.33% of the Maximum Conversion Number.

(f) If St.George serves an Exchange Notice under clause 3.2(a) or 3.2(b), the **Exchange Date** is the 20th Business Day after (but not including) the date on which the Exchange Notice was served by St.George unless St.George determines an earlier or later Exchange Date as notified in the Exchange Notice having regard to the best interests of the Holders (collectively) and the relevant event.

(g) If required by St.George, where St.George is entitled to Exchange any CPS under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution;

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable,

to effect the Exchange of those CPS.

3.3 Exchange Notices are irrevocable

An Exchange Notice given by St.George under clause 3.2(a) or 3.2(b) is irrevocable and may include any other information that St.George considers necessary to effect the Exchange in an orderly manner.

3.4 Meaning of conversion

Each CPS, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on CPS under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date and any rights to any allotment of additional Ordinary Shares issued on conversion under clause 3.5, which will subsist); and

(b) each CPS on conversion will rank equally with all other Ordinary Shares then on issue and St.George will issue a statement that the holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a CPS under this clause 3.4 and any allotment of additional Ordinary Shares under clause 3.5 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute redemption, buy-back or cancellation of a CPS or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.5).

3.5 Conversion and issue of Ordinary Shares

(a) On Mandatory Conversion or if St.George issues an Exchange Notice under clause 3.2(a) or 3.2(b) and chooses conversion as the mechanism of Exchange under clause 3.2(c)(i), then on the Exchange Date:

(i) each CPS being converted will convert into one fully paid Ordinary Share; and

(ii) each Holder will be allotted an additional number of fully paid Ordinary Shares for each CPS that is being converted equal to one less than the Conversion Number, where the Conversion Number means the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Conversion Number} = \frac{\text{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period:

where:

Reference Period means for the purpose of calculating the Conversion Number:

(A) for the Test Conversion Number under clauses 3.1(d) and 3.1(e), the 25th Business Day on which trading in the Ordinary Shares took place before the Relevant Date (**Test Reference Period**);

(B) to determine whether St.George may elect conversion in an Exchange Notice under clause 3.2(e), the second Business Day before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice; and

(C) for Mandatory Conversion under clause 3.1(a), to test the Mandatory Conversion Condition under clause 3.1(c)(ii) or for conversion under clause 3.2(c)(i) the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the relevant Exchange Date; and

Conversion Discount (expressed as a decimal) means 0.01.

(b) Whenever conversion is elected by St.George as a mechanism of Exchange under clause 3.2(c)(i) after a Tax Event, Regulatory Event or Acquisition Event, and where the Conversion Number is greater than the Maximum Conversion Number, the Conversion Number will be equal to the Maximum Conversion Number.

(c) The **Maximum Conversion Number** is equal to, subject to any adjustments under clauses 3.7 to 3.11, the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Face Value}}{0.5 \times \textbf{VWAP}}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period:

where:

Reference Period means the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date.

(d) St.George will make an announcement to ASX to notify Holders of the Maximum Conversion Number within a reasonable period after the Allotment Date.

(e) Where the total number of Ordinary Shares that a Holder is entitled to in respect of the total number of CPS being converted at that time includes a fraction, that fraction will be disregarded.

3.6 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.5(a):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and CPS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (**Cum Value**) equal to in the case of:

(i) a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and CPS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.7 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 3.7(b) and 3.7(c), if St.George makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to Ordinary Shareholders generally, the Maximum Conversion Number will be adjusted immediately under the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if A exceeds P.

(c) Clause 3.7(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or dividend reinvestment plan.

(d) For the purpose of this clause 3.7, an issue will be regarded as a pro rata issue notwithstanding that St.George does not make offers to some or all Ordinary Shareholders with registered addresses outside Australia, provided that in so doing St.George is not in contravention of the ASX Listing Rules.

3.8 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 3.8(b), if St.George undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately using the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Maximum Conversion Number respectively applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if P exceeds A.

3.9 Adjustment to Maximum Conversion Number for return of capital

If St.George makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted under the following formula:

$$CN = CNo \times \frac{P}{P - C}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the return of capital); and

C means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

3.10 Other adjustments to Maximum Conversion Number

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by the Directors as they consider appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted under the ASX Listing Rules). Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.11 Directors' sole discretion regarding adjustments to Maximum Conversion Number

Despite the provisions of clauses 3.7 to 3.10, where:

(a) the effect of any of the adjustment provisions set out in clauses 3.7 to 3.10 is not, in the reasonable opinion of the Directors, appropriate in any particular

circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to St.George that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of the Directors, such occurrence would affect the relative values of CPS and the Ordinary Shares, the Directors may (subject to APRA's prior written approval):

(c) make such alterations to the Face Value and the Maximum Conversion Number as they reasonably consider appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Holders to participate in such event based on the number of Ordinary Shares to which those Holders would have been entitled if their CPS had been converted on a date nominated by the Directors to maintain the relativity.

3.12 Restrictions on certain conversions under the Constitution
Under sub-article 11(5) of the Constitution, a Holder's CPS may not be converted into Ordinary Shares and no additional Ordinary Shares may be allotted or issued if in the Directors' opinion the conversion of the CPS held by that Holder would result in a person contravening sub-article 11(1) of the Constitution.

3.13 Redemption of CPS
If St.George determines to redeem CPS and gives an Exchange Notice to the Holders notifying that their CPS are to be redeemed under clause 3.2(c)(ii), on the relevant Exchange Date St.George shall redeem every CPS which St.George has elected to redeem and identified in the Exchange Notice. For each CPS that is being redeemed, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.14 Buy-back of CPS
(a) Each Holder agrees with St.George on terms as set out in the Buy-Back Agreement that, upon St.George determining to buy back CPS (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their CPS are to be bought back under clause 3.2(c)(ii), those Holders will be deemed to have sold to St.George the CPS which St.George has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement.

(b) The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

   (i) St.George giving an Exchange Notice to each Holder that it has determined to buy back the CPS identified in the Exchange Notice; and

   (ii) St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

(c) On the relevant Exchange Date, St.George shall buy back every CPS which St.George has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each CPS that is being bought back, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.15 Cancellation of CPS
If St.George:

(a) determines to cancel CPS under clause 3.2(c)(ii);

(b) obtains all consents (if any) to the cancellation of CPS which are required to be obtained from St.George's shareholders or any regulatory authority or other person under and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their CPS are to be cancelled,

on the relevant Exchange Date, St.George shall cancel every CPS which St.George has elected to cancel and identified in the Exchange Notice. For each CPS that is being cancelled, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

4 GENERAL RIGHTS ATTACHING TO CPS

4.1 Ranking
CPS rank equally among themselves and are unsecured and subordinated to all depositors and creditors of St.George. CPS are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

CPS rank equally with all other Equal Ranking Capital Securities in respect of the payment of Dividends which have been declared and in respect of the payment of dividends or other distributions which have been declared or are payable on all other Equal Ranking Capital Securities. CPS rank equally with Equal Ranking Capital Securities in respect of a redemption of, return of capital on, cancellation of or acquisition of CPS and payment of declared but unpaid Dividends on a winding up of St.George.

St.George reserves the right to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities which rank ahead of, equally with or behind CPS, whether in respect of dividends (whether cumulative or not), return of capital on a winding up of St.George or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing CPS.

4.2 Preferential dividend
Until conversion, CPS rank ahead of Junior Ranking Capital Securities for the payment of dividends.

4.3 No set off
Any amount due to a Holder in respect of CPS may not be set off against any claims by St.George on the Holder.

4.4 Return of capital
Until conversion, if there is a return of capital on a winding up of St.George, Holders will be entitled to receive out of the assets of St.George available for distribution to holders of shares, in respect of each CPS held, a cash payment (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend declared but unpaid; and

(b) the Face Value,

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind CPS.

CPS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

4.5 Shortfall on winding up of St.George
If, upon a return of capital on a winding up of St.George, there are insufficient funds to pay in full the amounts referred to in clause 4.4 and the amounts payable in respect of any other shares in St.George ranking as to such distribution equally with CPS on a winding up of St.George, Holders and the holders of any such other shares will share in any distribution of assets of St.George in proportion to the amounts to which they respectively are entitled.

4.6 No participation in surplus assets
CPS do not confer on their Holders any further right to participate in the surplus assets of St.George on a winding up of St.George beyond payment of the Liquidation Sum.

4.7 Participation in new issues
Until CPS are converted, they will confer no rights to subscribe for new securities in St.George or to participate in any bonus issues of securities in St.George, unless (and then only to the extent) the Directors determine otherwise under clause 3.11.

5 VOTING RIGHTS

Holders have the same rights as holders of Ordinary Shares to receive accounts, reports and notices of general meetings of St.George and to attend any general meeting of St.George. Holders will not, however, be entitled to speak or vote at any general meeting of St.George except in each of the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of St.George;

(ii) that affects rights attached to CPS;

(iii) to wind up St.George; or

(iv) for the disposal of the whole of the property, business and undertaking of St.George;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend has been declared but has not been paid within 20 Business Days after the relevant Dividend Payment Date;

(d) during the winding up of St.George; or

(e) in any other circumstances in which the ASX Listing Rules require the Holders to be entitled to vote.

In each case, Holders shall have the same right to vote as Ordinary Shareholders (as if immediately before the meeting CPS had converted into the number of Ordinary Shares provided for in clauses 3.4 and 3.5(a) as limited by the Maximum Conversion Number (if applicable) and as if the record date is the deadline for receipt of instruments of proxy under Article 68 of the Constitution for the relevant meeting and the Reference Period is the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including that record date).

6 QUOTATION

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary to apply, at its own expense, for quotation of CPS on ASX and of all converted CPS and additional Ordinary Shares issued under clause 3.5(a) on each of the stock exchanges on which the other Ordinary Shares are quoted on the date of conversion.

7 AMENDMENTS TO THESE TERMS OF ISSUE

Subject to complying with all applicable laws and with APRA's prior written approval, St.George may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of St.George:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which St.George proposes from time to time to seek quotation of CPS;

(d) convenient for the purpose of obtaining or maintaining the quotation of CPS; or

(e) effected under clause 3.6(c), 3.10 or 3.11,

and is not likely (taken as a whole and in conjunction with all other modifications (if any) to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

8 GOVERNING LAW

The Terms of Issue are governed by the laws of New South Wales, Australia.

9 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, and the Constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of St.George under these Terms of Issue that are not, by the Corporations Act or by the Constitution, required to be exercised by St.George in general meeting.

(c) A reference to $, dollars or cents in these Terms of Issue is a reference to Australian currency. A reference to time in these Terms of Issue is a reference to Sydney, New South Wales, Australia time.

(d) Notices may be given by St.George to a Holder in the manner prescribed by the Constitution for the giving of notices to members of St.George and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(e) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(f) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(g) Calculations, elections and determinations made by St.George under these Terms of Issue are binding on Holders in the absence of manifest error.

(h) Definitions and interpretation under the Constitution will also apply to these Terms of Issue subject to clause 9(a).

(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to St.George only if St.George is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(j) The terms 'takeover bid', 'relevant interest' and 'arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day for that event will be taken to be the next Business Day.

(m) Any provisions in these Terms of Issue requiring the prior written approval by APRA for a particular course of action to be taken by St.George do not imply that APRA has given its consent or approval to the particular action as of the Allotment Date.

(n) The following boldened words and expressions shall have the following meanings:

Acquisition Event occurs when:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:
   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
   (ii) the Directors issue a statement recommending acceptance of the offer; or

(b) the Directors issue a statement recommending a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

Allotment Date means the date on which CPS are issued, which is expected to be on or about 19 December 2006.

APRA means the Australian Prudential Regulation Authority or any authority succeeding to its powers and functions.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rulesmeans the listing rules of ASX from time to time with any modifications or waivers in their application to St.George, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Swap Rate (expressed as a percentage per annum) means for each Dividend Period, the rate calculated as the average mid rate for bills of a term of 90 days which average rate is displayed on the Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am on that date, the rate specified in good faith by St.George at or around that time on that date having regard, to the extent possible, to:

(a) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time.

Bookbuild means the process conducted by St.George or its agents before the opening of the Offer whereby certain institutional investors and brokers lodge bids for CPS and, on the basis of those bids, St.George determines the Margin and announces its determination before the opening of the Offer.

Business Day means a business day as defined in the ASX Listing Rules.

Buy-Back Agreement means an agreement under which St.George buys back CPS in the form in the schedule to these Terms of Issue.

Capital Securities means shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group. **Capital Security** has the corresponding meaning.

Constitution means the constitution of St.George as amended from time to time.

Conversion Discount has the meaning given in clause 3.5(a)(ii).

Conversion Number has the meaning given in clause 3.5(a)(ii).

Corporations Act means the *Corporations Act 2001* (Cth).

CPS has the meaning given in clause 1.1.

Cum Value has the meaning given in clause 3.6(a).

Depositary Capital Securities means the Series A Capital Securities issued by St.George Funding Company, LLC.

Directors means some or all of the directors of St.George.

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given in clause 2.1 as adjusted by clause 2.2.

Dividend Payment Date means 20 February 2007 and thereafter each 20 May, 20 August, 20 November and 20 February, until CPS are Exchanged, in which case the Exchange Date will constitute a Dividend Payment Date, whether or not a Dividend is, or is able to be, paid on that date.

Dividend Period means the period from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) to (but not including) the relevant Dividend Payment Date.

Dividend Rate has the meaning given in clause 2.1.

Equal Ranking Capital Security means:
(a) in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including SPS, SAINTS and Depositary Capital Securities) which ranks for payment of the dividend or distribution equally with CPS; and
(b) in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including SPS, SAINTS and Depositary Capital Securities) which ranks equally with CPS for a return of capital if St.George is wound up.

Exchange means conversion of CPS into Ordinary Shares under clause 3.5(a), or the redemption, buy-back or cancellation of CPS for their Face Value, as determined by St.George under clause 3.2(c). **Exchanged** has the corresponding meaning.

Exchange Date means in the case of:
(a) Mandatory Conversion, the Mandatory Conversion Date; or
(b) an Exchange Notice under clause 3.2(a) or 3.2(b), the meaning given in clause 3.2(f).

Exchange Notice means a notice given by St.George to a Holder under clause 3.2(a) or 3.2(b).

Face Value has the meaning given in clause 1.2.

Franking Rate has the meaning given in clause 2.2(b).

Group means St.George and its controlled entities (on a Level 2 basis).

Holder means a person whose name is for the time being registered in the Register as the holder of a CPS.

Junior Ranking Capital Security means:
(a) in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS; and
(b) in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind CPS for a return of capital if St.George is wound up.

Level 1 and **Level 2** means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means the profits after tax of St.George (on a Level 1 basis) calculated before any dividend or interest payments on Capital Securities which are included in St.George's Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (as disclosed in the latest publicly available financial results for St.George) for the immediately preceding Reporting Year, less the aggregate amount of dividends or interest paid or payable by St.George on those of its Capital Securities which are included in St.George's Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Level 2 Distributable Profits means the profits after tax of the Group (on a Level 2 basis) calculated before any dividend or interest payments on Capital Securities which are included in the Group's Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (as disclosed in the latest publicly available financial results for the Group) for the immediately preceding Reporting Year, less the aggregate amount of dividends or interest paid or payable by a member of the Group on those of the Group's Capital Securities which are included in its Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Liquidation Sum has the meaning given in clause 4.4.

Mandatory Conversion means the mandatory conversion of CPS on the Mandatory Conversion Date under clause 3.1.

Mandatory Conversion Conditions has the meaning given in clause 3.1(c).

Mandatory Conversion Date has the meaning given in clause 3.1(b) and where the context requires, means a Relevant Date.

Margin has the meaning given in clause 2.1.

Maximum Conversion Number has the meaning given in clause 3.5(c).

Offer means the invitation made under the Prospectus issued by St.George for persons to subscribe for CPS.

Optional Dividend has the meaning given in clause 2.9(d).

Ordinary Share means an ordinary share in the capital of St.George.

Ordinary Shareholder means a person whose name is for the time being registered as the holder of an Ordinary Share.

Prospectus means the prospectus for the Offer including these Terms of Issue.

Record Date means, for a payment of:
(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and
(b) an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.

Reference Period has the meanings given in clauses 3.5(a) and 3.5(c), as applicable.

Register means the register of CPS maintained by St.George or its agent and includes any sub-register established and maintained under the Clearing House Electronic Sub-register System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Regulatory Event means:
(a) the receipt by St.George of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine at their sole discretion, to be unacceptable; or
(b) the determination by the Directors that St.George is not or will not be entitled to treat all CPS as eligible Tier 1 Capital.

Relevant Date has the meaning given in clause 3.1(b).

Reporting Year means, for a Dividend Payment Date, the 12 month period ending 30 September or 31 March last preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.

SAINTS means the $350 million non-cumulative redeemable and convertible preference shares issued by St.George on 13 August 2004.

Special Resolution means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

SPS means the $150 million non-cumulative unsecured preference shares issued by St.George on 20 June 2006.

St.George means St.George Bank Limited (ABN 92 055 513 070).

Tax Act means:
(a) the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be, as amended, and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and
(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by St.George of an opinion from a reputable legal counsel or tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;
(b) any judicial decision, official administrative pronouncement, public or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or
(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is issued or effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that:

(d) St.George would be exposed to more than a de minimis increase in its costs *in relation* to CPS as a result of increased taxes, duties or other governmental charges or civil liabilities; or
(e) CPS will not be treated as equity interests for taxation purposes or imputation benefits will be denied to Holders or franking debits will be posted to St.George's franking account as a result of the CPS being on issue or the Ordinary Shares being on issue after any conversion of CPS into Ordinary Shares.

Tax Rate has the meaning given in clause 2.1.

Terms of Issue means these terms of issue for CPS, which includes the schedule.

Test Conversion Number has the meaning given in clause 3.1(e).

Test Reference Period has the meaning given in clause 3.5(a)(ii)(A).

Tier 1 Capital means the tier 1 capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so prescribed by APRA.

Total Capital Ratio means at any time the ratio so prescribed by APRA.

Upper Tier 2 Capital means the upper tier 2 capital of the Group as defined by APRA.

VWAP means, subject to any adjustments under clause 3.6, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any 'crossing' transacted outside the 'Open Session State' or any 'special crossing' transacted at any time, each as defined in the ASX Market Rules, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

SCHEDULE - BUY-BACK AGREEMENT

1 Agreement

(a) This agreement is entered into between St.George and Holders and shall come into force and effect upon the happening of the last to occur of the following events:

   (i) St.George giving an Exchange Notice to each of the Holders that it has determined to buy back the CPS identified in the Exchange Notice; and

   (ii) St.George obtaining all consents (if any) to the Buy-Back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

2 Buy-Back

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

3 Consideration

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to the Face Value of each Buy-Back Share (namely, $100).

4 Completion

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue, by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

5 Appointment of attorney

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of St.George (each an **Attorney**) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney St.George or any Attorney shall be entitled to act in the interests of St.George (or a nominee) as the Buyer of the Buy-Back Shares.

6 Definitions and interpretation

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

Buy-Back means, in relation to the CPS, the purchase of the CPS from the Holder for the time being by the Buyer pursuant to this agreement.

Buy-Back Shares means the CPS referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement.

Buyer means St.George or any permitted transferee of the Buy-Back Shares nominated by St.George to be the purchaser of the Buy-Back Shares.

Exchange Notice means a notice given by St.George to Holders from time to time under clause 3.2 of the Terms of Issue.

Seller means each Holder from time to time to whom St.George gives an Exchange Notice which indicates that CPS are to be bought back by St.George.

Corporate Directory

Registered office of St.George
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au

Legal adviser
Allens Arthur Robinson
Corner Hunter and Phillip Streets
Sydney NSW 2000

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000

Tax adviser
Greenwoods & Freehills Pty Limited
Level 39, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

St.George InfoLine 1800 804 457
Monday to Friday (8.30am - 5.30pm)

Joint Lead Managers
Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Co-Managers
Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

St.George Bank Limited
St.George House
4-16 Montgomery Street
Kogarah NSW 2217

UBS Wealth Management Australia Limited
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ST07459 11/06

4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au
St. George InfoLine: 1800 804 457

st.george

Good with people. Good with money.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Non-cumulative, unsecured, preference shares called CPS (Converting Preference Shares).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Maximum number = 3,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	 CPS are non-cumulative, unsecured, preference shares. The face value is $100 per CPS and will be fully paid. A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS are on issue, with the first dividend payment date being on 20 February 2007. CPS are perpetual securities and have no



maturity. However, CPS are designed to mandatorily convert into ordinary shares on 20 August 2012 provided that both the Mandatory Conversion Conditions are satisfied. If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are:

- on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price; and
- during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price.

St.George may choose, after a Tax Event or a Regulatory Event, and must choose, after an Acquisition Event, (subject to APRA approval) to:

- convert each CPS into a number of Ordinary Shares equal to the Conversion Number;
- Rredeem, buy back or cancel CPS for the Face Value of $100 each; or
- undertake a combination of the above.

If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by St.George, then the Maximum Conversion Number can act as a limit on the number of Ordinary Shares a Holder can receive on conversion. However, St.George must not choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.

+ See chapter 19 for defined terms.

		If St.George does convert CPS under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS will convert into Ordinary Shares will be calculated by dividing: • the Face Value of $100 per CPS; by • the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount. CPS do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise. CPS do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	CPS rank equally among themselves and are subordinated to all depositors and creditors of St.George. Until conversion, CPS rank in priority to ordinary shares for the payment of dividends. CPS rank equally with SAINTS and SPS in respect of the payment of dividends. CPS rank in priority to ordinary shares and effectively equal with SAINTS, SPS and Depository Capital Securities in respect of a return of capital and the payment of dividends declared but unpaid upon a winding up of St.George. Upon conversion of CPS into ordinary shares, they will rank equally with all other ordinary shares then on issue.
5	Issue price or consideration	A$100 per CPS.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	St.George is issuing CPS to: complete the replacement of the hybrid Tier 1 funding • previously provided by the PRYMES before their conversion into Ordinary Shares in February 2006; and • provide St.George with Non innovative Residual Tier 1 Capital funding. The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
526,578,573	Ordinary shares
3,500,000	SAINTS
1,500,000	SPS
3,000,000	CPS
3,644	Redeemable preference borrower shares
246,317	Redeemable preference depositor shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS are on issue, with the first dividend payment date being on 20 February 2007.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling *fee* payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 November 2006
Company secretary

Print name: Michael Bowan

+ See chapter 19 for defined terms.

Converting Preference Shares (CPS)

Non-innovative hybrid Tier 1 Capital raising by **St.George Bank Limited**

Offer of $250 million worth of CPS, with the ability to accept oversubscriptions for up to a further $50 million

8 November 2006




st.george

Important notice

The offer of fully paid, non-cumulative, unsecured, converting preference shares (CPS) in St.George Bank Limited (ABN 92 055 513 070) (St.George) is made in a prospectus lodged with the Australian Securities and Investments Commission on 8 November 2006. Anyone eligible and wishing to apply for CPS will need to complete the application form that will be in, or will accompany, the prospectus.

The information in this presentation (which has been lodged with the Australian Stock Exchange as a continuous disclosure notice) is for general information purposes only. The information is not financial product advice and has been prepared without taking account of any person's investment objectives, financial situation or particular needs. Anyone eligible and wishing to apply for CPS should refer to the prospectus and seek appropriate advice before deciding whether to invest in CPS. St.George reserves the right to cancel, or vary the timetable of, the offer of CPS.

Nothing in this presentation should be considered as a solicitation, offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register the CPS or otherwise permit a public offering of the CPS in any jurisdiction outside of Australia. The distribution of this presentation outside Australia may be restricted by law. Persons who come into possession of this presentation who are not in Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This presentation does not constitute an offer of securities in the United States or to any U.S. Person (as defined in Regulation S of the U.S. Securities Act 1933 as amended (the U.S. Securities Act)). The CPS have not been, and will not be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account of, U.S. persons (as defined in regulation S of the U.S. Securities Act) except in a transaction that is exempt from the registration requirements under the U.S. Securities Act and applicable US state securities laws.


st.george

Offer summary

Overview of St.George and impact of CPS

Key terms of CPS

Bookbuild and syndicate details



Offer summary

Issuer
- St.George Bank Limited (St.George)

Offer size
- Up to $250 million, with the ability to accept oversubscriptions for up to $50 million

Purpose
- Non-Innovative Tier 1 Capital—part of St.George's ongoing capital management program, replacement for PRYMES (converted in Feb 2006) and funding for growth

Key terms
- Non-cumulative unsecured converting preference shares in capital of St.George
- Dividends are quarterly, preferred, non-cumulative, expected to be fully franked, based on floating rate and set at a Margin over 90 day BBSW
- CPS will mandatorily convert into Ordinary Shares on or after 20 August 2012 provided two Mandatory Conversion Conditions relating to the Ordinary Share price are satisfied
- St.George may choose to Exchange (redeem, buy back, cancel or convert) following a Tax Event or a Regulatory Event (subject to APRA approval)
- St.George must Exchange (redeem, buy back, cancel or convert) following an Acquisition Event (subject to APRA approval)

Issue Credit Rating
- 'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings

Quotation on ASX
- St.George will apply for CPS to be quoted on ASX under code 'SGBPD'

Ranking on winding up
- CPS effectively rank equally with SPS, SAINTS and DCS (Depositary Capital Securities issued by St.George Funding Company, LLC) and ahead of Ordinary Shares

Adviser and JLMs
- UBS is sole Structuring Adviser
- Goldman Sachs JBWere and UBS are Joint Lead Managers and Bookrunners

Co-managers
- Bell Potter, Goldman Sachs JBWere, Ord Minnett, St.George Bank and UBS Wealth Management



Summary of key dates

Event	Date [1]
Announcement of Offer and Prospectus lodged with ASIC	8 November 2006
Roadshow	8, 9 and 10 November 2006
Bookbuild (broker firm bids due at 10am; institutional bids due at 2pm)	15 November 2006
Margin announced and Offer Opening Date	16 November 2006
Closing Date for Securityholder Offer (5pm)	11 December 2006
Closing Date for Broker Firm Offer (10am)	18 December 2006
Settlement Date	18 December 2006
Allotment Date	19 December 2006
CPS commence trading on ASX on a deferred settlement basis	20 December 2006
Holding statements dispatched by	21 December 2006
CPS commence trading on ASX on normal settlement basis	22 December 2006
Record Date for first Dividend	5 February 2007
First Dividend Payment Date	20 February 2007
Mandatory Conversion Date	20 August 2012 [2]

1 All times refer to Sydney, New South Wales, Australia time

2 The Mandatory Conversion Date may be later than 20 August 2012 if both the Mandatory Conversion Conditions are not then satisfied.



Offer structure

- Offer of up to $250 million worth of CPS, with the ability to accept oversubscriptions for up to a further $50m
- Margin determined via Bookbuild on 15 November 2006
  - Indicative Bookbuild range of 1.10% p.a. to 1.40% p.a. over the 90 day Bank Bill Swap Rate
- The Offer is available to
  - St.George ordinary shareholders, SPS holders and SAINTS holders (Securityholder Offer)
  - retail clients of Co-Managers and Participating Brokers (Broker Firm Offer)
  - Institutional Investors (Institutional Offer)
- There is no general public offer of CPS



Offer summary

Overview of St.George and impact of CPS

Key terms of CPS

Bookbuild and syndicate details


st.george

FY06 – overview

- Strong, high quality sustainable earnings
- 2H06 performance particularly strong, highlighted by:
  - robust revenue growth
  - expansion in net interest margin
  - strong growth in business volumes
  - middle market exceeding twice system growth
- Excellent full year performance in managed funds
- Consistent disciplined cost management and sound credit quality
- Continued investment in the future
- Well positioned for 2007 and 2008


st.george

Profit result – FY06

	Sep-06	Sep-05	Change %
Profit - full AIFRS^	$1,048m	$889m	17.9
- cash AIFRS*	$1,026m	$896m	14.5
Earnings per share - cash AIFRS*	195.8¢	173.1¢	13.1
Return on equity - cash AIFRS*	22.9%	22.1%	
Expense to income - cash AIFRS*	44.0%	47.1%	
Dividend	151¢	137¢	10.2



^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items

Profit result – 2H06

	2H06	1H06	Change %
Profit - full AIFRS^	$546m	$502m	8.8
- cash AIFRS*	$531m	$495m	7.3
Earnings per share - cash AIFRS*	202.2¢	189.1¢	6.9
Return on equity - cash AIFRS*	23.0%	22.7%	
Expense to income - cash AIFRS*	43.5%	44.5%	



^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items

Segmental profits - all divisions contributing

	Profit before tax Sep-06 $m	Change* %	Cost to income ratio Sep-06 %	Contribution to segment profit %
Retail Bank	697	16	46.6	46
Institutional and Business Banking	421	11	36.1	28
BankSA	213	15	42.3	14
Wealth Management	180	25	50.3	12



*Sep-05 to Sep-06

Maintaining excellent credit quality

Gross non-accruals/total receivables*


bps
100
50
0
Average of the 4 majors
St.George
77
21
23
9
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

Non-accruals loans

- Net non-accrual loans stable at $51m
- Largest exposure <$9m
- Next 3 largest net exposures range from $3.5m to $7.2m
- Remaining 16 non-accrual loans range from $0.3m to $2.4m+
- Specific provision coverage for non-accruals is 40.0%
- Exposures well secured and prudently provisioned

Bad and doubtful debts 0.23% of average total receivables^



*Sep-05 onwards includes securitisation and bill acceptances. ^Excludes securitisation and bill acceptances
+Only 20 non-accrual loans exist>$100k

Positive credit ratings momentum

	Long-term	Short-term	Last Change	Outlook
Standard & Poor's	A+	A-1	Jan 2006 A to A+	Stable
Moody's Investors Service	A1	P-1	May 2006 A2 to A1	Stable
Fitch Ratings	A+	F1	Jan 2001 A to A+	Stable

Upgrade to A1 by Moody's – 18 May 2006

'… reflects the St.George Bank's success in recent years in developing its franchise on the back of a low-risk, organic growth strategy'


Moody's Investors Service

Upgrade to A+ by Standard and Poor's – 30 January, 2006

'… reflects the improvements in quality and diversity of its earnings profile, continued very strong asset quality, and solid and improving market position.'


STANDARD
&POOR'S



Capital position

Capital Position at 30 Sept 2006


A$bn
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6.9%
4.0%
(0.1)%
10.8%
Tier 1
Tier 2
Deductions
Total Capital

- As at 30 September 2006, St.George's Total Capital Ratio was 10.8%, which exceeded the 10.0% minimum required for St.George by APRA
- St.George targets a Tier 1 Capital Ratio of 7.0-7.5%
- As at 30 September 2006, St.George's Tier 1 Capital Ratio was 6.9%
- Currently below target range due to the $300 million buy-back of Ordinary Shares in February 2006*
- St.George's Tier 1 Capital Ratio is expected to return to within the Group's target range following the CPS issue



*Temporary reduction allowed by APRA around issuance of guidelines on innovative/non-innovative hybrids

Capital management

FY06

- $8.2bn of residential loans securitised
- $186m of capital raised through DRP
- $300m of PRYMES converted to ordinary shares in Feb-06
- $300m buy back of ordinary shares in Feb-06
- $150m of innovative Tier 1 Step-up Preference Shares issued in Jun-06

FY07

- CPS non-innovative Tier 1 of up to $250m, with the ability to accept oversubscriptions for up to a further $50m, to be issued in Dec-06
- Issue will return Tier 1 Capital Ratio to 7.0-7.5% range


st.george

Targets: FY07 and FY08

EPS growth FY07	10%*
EPS growth FY08	10%*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



*AIFRS targets exclude impact of hedging and derivatives



Background to the CPS terms

- APRA's new prudential standards and guidance notes (issued in May 2006) set out the requirements that govern what types of securities will be classified as Non-Innovative Residual Tier 1 Capital

- Banks can issue both Innovative and Non-Innovative hybrid capital instruments totalling up to 25% of net Tier 1 Capital. Of this, Innovative hybrids are limited to 15%. Therefore, banks need to issue 10% of their net Tier 1 Capital in the form of Non-Innovative hybrid securities if they want to maximise the hybrid component of the Tier 1 capital mix

- For a hybrid security to be classified as Non-Innovative, APRA's rules require the security to (among other things) have the following characteristics:
  - The security must be a non-cumulative preference share;
  - The security must be issued directly by the bank (and not via an SPV);
  - The preference shares do not include any step-up in dividends;
  - Investors have no general redemption/conversion rights; and
  - If the preference shares convert into ordinary shares, the maximum number of ordinary shares received for each preference share must not exceed the ratio of the price of the preference share at issue divided by 50% of the bank's ordinary share price at the time the preference shares are issued

- CPS have been designed as a mandatory converting preference share to meet these APRA requirements. However, included in the terms of CPS are protections for investors (called mandatory conversion conditions) which ensure that mandatory conversion will be delayed if St.George's ordinary share price falls to less than 50% of the ordinary share price at the time the CPS are issued. Details of the terms are on the following pages.



General

Issuer
- St.George Bank Limited

Security
- Converting Preference Shares (CPS)
- Non-cumulative unsecured converting preference shares in capital of St.George

Issue price
- $100 per CPS (Face Value)

Dividends
- Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked
- Dividends scheduled to be paid quarterly in arrears – subject to Payment Tests

Term
- CPS are preference shares, which means they are perpetual
- However, CPS are designed to mandatorily convert into a variable number of Ordinary Shares on 20 August 2012 provided both of the Mandatory Conversion Conditions are satisfied

Quotation on ASX
- St.George will apply for CPS to be quoted on ASX under code 'SGBPD'

Expected Issue Credit Rating
- 'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings

Ranking on winding up
- CPS effectively rank equally with SPS, SAINTS and DCS, ahead of Ordinary Shares, but behind all depositors and creditors of St.George




Dividends

Floating rate franked

- Dividends are preferred, non-cumulative, based on a floating rate and are expected to be fully franked
- Dividends will be grossed up for any shortfall in franking
- Dividends are paid quarterly in arrears – subject to Payment Tests

Dividend Rate

- Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 – Tax Rate)
- Bank Bill Swap Rate is 90 day BBSW on first Business Day of Dividend Period
- Margin determined via Bookbuild – expected to be in the range 1.10% – 1.40% p.a.

Dividend Payment Tests

- Directors declaring a Dividend to be payable
- St.George having sufficient profits available to pay the Dividend
- St.George being able to pay the Dividend without St.George or the Group breaching APRA's capital adequacy guidelines
- Dividend not to exceed the lesser of after tax profits of St.George (Level 1 basis) and the Group (Level 2 basis) for preceding 12 month reporting period after taking into account dividends or interest paid or payable on Tier 1 Capital and Upper Tier 2 Capital (but not intra-group dividends or interest) during the 12 months up to the expected record date for the Dividend or Optional Dividend, unless APRA otherwise gives its approval
- In the case of an Optional Dividend, APRA giving its prior written approval

Dividend Stopper

- If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or paid a declared Dividend in full, then a dividend stopper applies on Ordinary Shares (or any junior or equal ranking securities including SPS, SAINTS and DCS)
- Stopper is removed if (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from last 12 months



Mandatory conversion

Mandatory Conversion

- St.George must convert all CPS on issue at the Mandatory Conversion Date into a variable number of Ordinary Shares
- Holders will receive $101.01[1] worth of Ordinary Shares per CPS on the Mandatory Conversion Date

Mandatory Conversion Date

- 20 August 2012 provided both Mandatory Conversion Conditions are satisfied

Mandatory Conversion Date may change

- If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which both are satisfied

Mandatory Conversion Conditions

- The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are:
  - on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1% Conversion Discount) must be at least 60% of the Issue Share Price; and
  - during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1% Conversion Discount) must be at least 50% of the Issue Share Price
- The **Issue Share Price** is the VWAP of Ordinary Shares during the 20 Business Days before, but not including, the Allotment Date for CPS (expected to be 19 December 2006)



1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

Mandatory Conversion Conditions

If both Mandatory Conversion Conditions are satisfied then Mandatory Conversion will occur on the possible Mandatory Conversion Date
(Example uses 20 August 2012 as a possible Mandatory Conversion Date)

Five Business Days for St.George to issue notice to ASX if First Test fails

20 Business Day VWAP period

First Test (16 July 2012)
25th Business Day before possible Mandatory Conversion Date

20th Business Day before possible Mandatory Conversion Date

Second Test (17 August 2012)
Last Business Day of VWAP period (Business Day before possible Mandatory Conversion Date)

Possible Mandatory Conversion Date (20 August 2012)

First Test:

If the VWAP of Ordinary Shares (adjusted for the 1% Conversion Discount) on 25th Business Day before possible Mandatory Conversion Date is ≥ 60% of the Issue Share Price—proceed to Second Test

If not—St.George issues ASX notice to defer Mandatory Conversion Date to next Dividend Payment Date and the Mandatory Conversion Conditions would be tested again in the lead up to that date

Second Test:

If the VWAP of Ordinary Shares (adjusted for the 1% Conversion Discount) during the 20 Business Day period ending on the Business Day before the possible Mandatory Conversion Date is ≥ 50% of the Issue Share Price—proceed to Mandatory Conversion

If not—St.George issues ASX notice to defer Mandatory Conversion Date to next Dividend Payment Date and the Mandatory Conversion Conditions would be tested again in the lead up to that date



Exchange

Exchange by St.George

- St.George **may** choose Exchange of all (but not some only) of the CPS on issue after a Tax Event or a Regulatory Event
- St.George **must** choose Exchange of all (but not some only) of the CPS on issue after an Acquisition Event occurs

St.George rights on Exchange

- In either case, St.George **may** choose (subject to APRA approval) to:
  - convert CPS into Ordinary Shares at a 1.0% Conversion Discount
  - redeem, buy back or cancel CPS for $100 each
  - undertake a combination of the above
- If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by St.George, then the Maximum Conversion Number can act as a limit on the number of Ordinary Shares a Holder can receive on conversion
- However, St.George **must not** choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price

Exchange by Holders

- Holders have no right to request Exchange



Conversion number

Conversion Number

- If converted, each CPS will convert into a number of Ordinary Shares calculated by dividing:
  - The Face Value ($100 per CPS); by
  - The VWAP of Ordinary Shares during the 20 Business Days preceding the Exchange Date—with that VWAP reduced by a 1% Conversion Discount

Maximum Conversion Number

- The Maximum Conversion Number will be set on the Allotment Date and will be calculated by dividing the Face Value of $100 per CPS by 50% of the Issue Share Price

  e.g. if the Issue Share Price is $30.00 then the Maximum Conversion Number will be 6.6667 Ordinary Shares (calculated as $100 / (50% x $30)).

- The Maximum Conversion Number will never apply to limit the number of Ordinary Shares that Holders receive on Mandatory Conversion. If the Conversion Number is greater than the Maximum Conversion Number on a possible Mandatory Conversion Date, then the Mandatory Conversion Conditions will prevent Mandatory Conversion from occuring

Exchange by St.George

- After a Tax Event, Regulatory Event or Acquisition Event, St.George **may not** choose conversion as a method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price



Offer summary

Overview of St.George and impact of CPS

Key terms of CPS

Bookbuild and syndicate details



Bookbuild process

- The Margin will be determined through an Institutional and Broker Firm Bookbuild
  - Indicative Bookbuild range of 1.10% p.a. to 1.40% p.a. over the 90 day Bank Bill Swap Rate
- Bookbuild will close
  - For Co-Managers and Participating Brokers – 10am, Wednesday, 15 November 2006
  - For Institutions – 2pm, Wednesday, 15 November 2006
- Investors advised of firm Allocation and Margin on Thursday, 16 November 2006



Syndicate structure

Structuring Adviser


UBS
Investment
Bank

Joint Lead Managers and Bookrunners


JBWere


UBS
Investment
Bank

Co-Managers

- Bell Potter
- Goldman Sachs JBWere
- Ord Minnett
- St.George Bank
- UBS Wealth Management

Institutional bids can only be submitted to the Joint Lead Managers



Bookbuild contacts

- Goldman Sachs JBWere
  - Rob Penney +61 (2) 9320 1319
  - Mike Saba +61 (3) 9679 1487
- UBS
  - Michael Hendrie +61 (2) 9324 2222
  - Stuart Archibald +61 (2) 9324 2712
  - Richard Coombes +61 (2) 9324 3148



As an eligible Australian resident holder of St.George ordinary shares, SPS or SAINTS you are invited to register your interest in receiving a Prospectus for a new St.George preference share called CPS

To obtain a Prospectus, follow the instructions on the back of this card

Your SRN/HIN:

You will need to enter or quote this number when registering your interest to receive a Prospectus.

st.george

Good with people. Good with money.

To participate you need to:

Register for a Prospectus

Apply for CPS

To find out more

IMPORTANT NOTICES

This card and the information it contains do not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for CPS you should read the Prospectus and seek investment advice from your financial adviser or other professional adviser. An investment in CPS is not a deposit liability of any member of the St.George Group. It is subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither St.George nor any other member of the St.George Group stands behind or guarantees the value or performance of CPS.

The offer of CPS will only be made in, or accompanied by, the Prospectus. You can only receive an allocation of CPS if you apply on your personalised securityholder application form that will accompany the Prospectus. This card is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any CPS.

If you do not wish to receive further promotional information from us, please contact the St.George InfoLine on 1800 804 457

The offer is expected to open on 16 November 2006

The offer is expected to close at 5.00pm on 11 December 2006

These dates are indicative only and may change

ST07460 11/06

St.George Bank Limited
ABN 92 055 513 070

Legal Department
Level 8
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone:
Facsimile: (02) 9236 1899
Email: bowanm@stgeorge.com.au

10 November 2006

Company Announcements
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

Managing Director and Chief Executive Officer increases her shareholding in St George Bank– Appendix 3Y

Please find attached an Appendix 3Y on behalf of Mrs Gail Kelly, Managing Director and Chief Executive Officer of St George Bank Limited.

The Appendix 3Y includes details of exercises of options and awards, and transfers of shares off market by Mrs Kelly to her superannuation fund and family trust. No shares have been sold to any unrelated parties.

As a result of these transactions, Mrs Kelly's total direct and indirect holdings of St George Bank shares have **increased** by 639,400 to 1,164,400 shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	10 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

Direct or indirect interest	Direct: 139,400 shares (fully paid ordinary) Direct: issued in 2004 pursuant to the Executive Option Plan, Mrs Kelly is entitled to a maximum of 375,000 options and 43,200 awards, exerciseable in tranches yearly from the day following the Bank's announcement of its results for the financial year ending 30 September 2006. Exercise price - $21.70 for the options and nil for the awards. Subject to performance hurdles. Direct: issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 12,639 awards, exercisable on or after 1 October 2008. Exercise price – nil. Subject to tenure hurdle. Direct: issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 18,507 awards, exercisable on or after 1 October 2009. Exercise price – nil. Subject to tenure and performance hurdles. Indirect: 966,000 shares held by the Kelly Family Trust. Indirect: 59,000 shares held by the Kelly Family Superannuation Fund. Indirect: 208 SAINTS held by the Kelly Family Superannuation Fund.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 966,000 shares held by G&A Kelly Investments Pty Ltd as trustee for the Kelly Family Trust. Indirect: 59,000 shares held by G & A Kelly Investments Pty Ltd as trustee for the Kelly Family Superannuation Fund. Indirect: 208 SAINTS held by G & A Kelly Investments Pty Ltd as trustee for the Kelly Family Superannuation Fund.

Date of change	8 November 2006
No. of securities held prior to change	Direct: 525,000 shares (fully paid ordinary). Direct: 500,000 options under the Executive Option Plan issued in 2001 over the same number of unissued ordinary shares. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles. Direct: A further 500,000 options and 57,600 awards issued in 2004 under the Executive Option Plan and the Executive Performance Share Plan over the same number of unissued ordinary shares, exerciseable in three tranches yearly from the day following the Bank's announcement of its results for the financial year ending 30 September 2006. Exercise price for the options - $21.70. Exercise price for the awards – nil. Both the options and awards are subject to performance hurdles. Indirect: 208 SAINTS.
Class	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Number acquired	500,000 ordinary fully paid shares (having been converted from options issued in 2001 as set out in this notice). 125,000 ordinary fully paid shares (having been converted from options issued in 2004 as set out in this notice). 14,400 ordinary fully paid shares (having been converted from awards issued in 2004 as set out in this notice). 12,639 awards issued in 2006 pursuant to the Executive Performance Share Plan, exercisable on or after 1 October 2008. Exercise price – nil. Subject to tenure hurdle. 18,507 awards issued in 2006 pursuant to the Executive Performance Share Plan, exercisable on or after 1 October 2009. Exercise price – nil. Subject to tenure and performance hurdles.
Number disposed	500,000 options issued in 2001 (having been converted to ordinary fully paid shares as set out in this notice) transferred by Mrs Kelly to the Kelly Family Trust. 125,000 options issued in 2004 (having been converted to ordinary fully paid shares as set out in this notice). 14,400 awards issued in 2004 (having been converted to ordinary fully paid shares as set out in this notice).
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	In respect of the exercise of options and awards: 500,000 shares @ $16.91 125,000 shares @ 21.70 14,400 shares @ nil consideration.

+ See chapter 19 for defined terms.

No. of securities held after change	Direct: 139,400 shares (fully paid ordinary) Direct: issued in 2004 pursuant to the Executive Option Plan, Mrs Kelly is entitled to a maximum of 375,000 options and 43,200 awards, exerciseable in tranches yearly from the day following the Bank's announcement of its results for the financial year ending 30 September 2006. Exercise price - $21.70 for the options and nil for the awards. Subject to performance hurdles. Direct: issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 12,639 awards, exercisable on or after 1 October 2008. Exercise price – nil. Subject to tenure hurdle. Direct: issued in 2006 pursuant to the Executive Performance Share Plan, Mrs Kelly is entitled to a maximum of 18,507 awards, exercisable on or after 1 October 2009. Exercise price – nil. Subject to tenure and performance hurdles. Indirect: 966,000 shares held by the Kelly Family Trust. Indirect: 59,000 shares held by the Kelly Family Superannuation Fund. Indirect: 208 SAINTS held by the Kelly Family Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(a) Exercise of options and awards issued in 2001 and 2004 pursuant to the Executive Option Plan and Executive Performance Share Plan; (b) Off market transfers of shares from Mrs Kelly to the Kelly Family Trust and the Kelly Family Superannuation Fund as detailed above.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham J Reaney
Date of last notice	1 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 23,928 (fully paid ordinary) Indirect 24,935 (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect 5,000 fully paid ordinary shares held by Renilton Pty Ltd as trustee for the GJ Reaney Family Trust Indirect 4,935 fully paid ordinary shares held by Renilton Pty Ltd as trustee for the Medusa Super Fund Indirect 15,000 fully paid ordinary shares held by Renilton Investments Pty Limited
Date of change	10 November 2006
No. of securities held prior to change	Direct 22,581 (fully paid ordinary) Indirect 24,935 (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	1,347 shares
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33.38 per share
No. of securities held after change	48,863 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Linda B Nicholls
Date of last notice	11 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 5,046 (fully paid ordinary) Indirect: 2,269 (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	2,269 shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund.
Date of change	10 November 2006
No. of securities held prior to change	5,819 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	1,496 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33.38 per share
No. of securities held after change	7,315 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry James Davis
Date of last notice	2 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 17,165 (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 November 2006
No. of securities held prior to change	11,623 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	5,542 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33.38 per share
No. of securities held after change	17,165 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Directors' Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


st.george

16 November 2006

news release

ST.GEORGE ANNOUNCES INITIAL MARGIN FOR CPS; CPS OFFER OPENS

On 8 November 2006, St.George Bank Limited (St.George) announced an offer of convertible preference shares (CPS) to raise Non-innovative hybrid Tier 1 Capital. A prospectus for CPS was lodged with the Australian Securities and Investments Commission (ASIC) on that date. Today St.George has lodged a replacement prospectus which includes details of the outcome of the bookbuild process that closed yesterday on 15 November 2006.

Following the successful completion of the bookbuild process, St.George today announces that the margin for the proposed issue of CPS has been set at 1.20% per annum (Margin). In the bookbuild process St.George has allocated firm A$250 million to institutional investors, Co-Managers and participating brokers. The oversubscription amount of $75 million has been reserved for the securityholder offer and St.George reserves the right to allocate less than this amount.

Dividends on CPS

The dividends on CPS are preferred, non-cumulative and based on a floating dividend rate that is expected to be fully franked. Dividends are scheduled to be paid quarterly in arrears—subject to certain dividend payment tests being satisfied. The dividend rate will be based on the 90 day Bank Bill Swap Rate (BBSW) on the first business day of each dividend period plus the Margin, adjusted for franking.

The Bank Bill Swap Rate for the first quarterly dividend will be the 90 day BBSW average mid rate as at the allotment date (expected to be 19 December 2006). The dividend rate for the first dividend payment to be paid on 20 February 2007 (subject to the payment tests) will be announced after 19 December 2006 and before commencement of trading of CPS on ASX, expected to be 20 December 2006.

Following the first quarterly dividend, the Bank Bill Swap Rate will be set on the first business day of each dividend period.

Offer structure

CPS will be issued through a securityholder offer to Australian resident registered holders of St.George ordinary shares, SPS and SAINTS, a broker firm offer to Australian resident retail clients of Co-Managers and other participating brokers and an offer to certain institutional investors. There is no general public offer of CPS.

Offer is now open

The CPS offer is now open. It is scheduled to close at 5:00 pm on 11 December 2006 for applicants to the securityholder offer and 10:00 am on 18 December 2006 for broker firm applicants (unless St.George closes the offer early). Eligible securityholders who wish to apply for CPS must apply in accordance with the instructions on the back of their securityholder application form. Broker firm applicants are required to return their completed broker firm application forms and application payments to, and in accordance with the instructions of, the Co-Manager or other participating broker who offered them an allocation of CPS. Broker firm application forms and application payments must be returned in sufficient time for each applicant's Co-Manager or other participating broker to settle by the Settlement Date, which is expected to be 18 December 2006.

Availability of prospectus

Full details of the CPS offer are contained in, and the offer of CPS will only be made under, the replacement prospectus lodged with ASIC today by St.George, which is available from the St.George website at www.stgeorge.com.au/about/investor or by calling the **St.George InfoLine on 1800 804 457**. St.George will only consider applications from investors who apply on an application form that accompanied a copy of the replacement prospectus.

Important notice

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for CPS you should read the replacement prospectus and seek investment advice from your financial adviser or other professional adviser. An investment in CPS is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. It is subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither St.George not any other member of the St.George Group stands behind or guarantees the value or performance of CPS. The offer of CPS will only be made in, or accompanied by, the replacement prospectus. Anyone wishing to acquire CPS will need to complete the application form that will accompany the replacement prospectus. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any CPS.

Neither this notice nor the replacement prospectus constitutes an offer of securities in the US or to any US person (as defined in Regulation S under the US Securities Act of 1933 (US Securities Act)). CPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws. The offer is not open to US Persons or any other person acting on behalf of, or for the account of, a US Person.

Ends...

For further information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Investor Relations Manager
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au


st.george

news release

20 November 2006

ST.GEORGE'S NEW FUNDING BENCHMARKS LAUNCHED

St.George Bank Limited announces today the launch of an A$500 million Fixed and Floating Rate Transferable Deposits ("FRTDs") issue. The FRTDs will mature on 28 November 2011, creating two new benchmark issues and extending the St.George yield curve. Pricing is expected on Tuesday 21 November 2006.

The issue will include a Fixed Rate series of a minimum A$100 million and consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

The Notes are distributed to non-retail investors by St.George as Lead Manager for the transaction with UBS AG, Australia Branch, Royal Bank of Canada, Royal Bank of Scotland and Deutsche Bank acting as Co-Managers. The minimum parcel size for the issue is A$500,000. A Stock Lending Facility of A$100 million will be established for the Fixed Rate series.

Ends...

Media Contact: Jeff Sheehan, General Manager, Capital Markets
Ph: +61 2 9320 5510


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	11
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**AGM Notice of Meeting**
Date Sent:	20 November 2006

I attach the following items which were mailed to shareholders today:

- Chairman's letter to Ordinary holders;
- Chairman's letter to SAINTS and SPS holders;
- Secretary's letter to lost holders;
- Notice of Meeting; and
- Proxy form.

Yours sincerely

Michael Bowan
General Counsel and Secretary

20 November 2006

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

Dear Shareholder

I have pleasure in inviting you to the Fifteenth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Wednesday, 20 December 2006, commencing at 10:00 am (Sydney time). Registration will commence at 9:00 am. Please bring this bar-coded letter with you to facilitate your registration. Shareholders will be required to make their own way to the Annual General Meeting. Buses will be provided for transporting shareholders from the meeting to Town Hall Station.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the enclosed Proxy Form and return it in the reply paid envelope provided. To be effective for this meeting, completed Proxy Forms must be received at the Bank's share registry (Computershare Investor Services) no later than 10:00 am (Sydney time) on Monday, 18 December 2006. Please refer to the Proxy Form for address and facsimile details.

Final Dividend Payment

The final dividend for 2006 will be 77 cents per share, payable Tuesday, 19 December.

Annual Reports

Your Concise Annual Report is enclosed.

If you require a copy of the Full Financial Report for 2006, it may be accessed on the St.George Bank website at www.stgeorge.com.au. Alternatively, you can contact the St.George Bank share registry on 1800 804 457 and request that a copy be mailed to you.

Members' Statement

Enclosed is a members' statement forwarded to the Bank by the National Secretary of the Finance Sector Union of Australia. By law we are required to include this document with our Notice of Meeting.

In response, we acknowledge there has been some concern about our recent decision to partner with IBM to offshore certain activities. This initiative was not taken lightly and we believe it will deliver significant improvements to our processes and be in the long-term interests of all of our stakeholders.

Shareholders can be assured that customer data records are highly secure and the arrangements with IBM will comply with all Australian privacy laws. All central customer records are securely held in Australia. We would never undertake any measure that compromises our customers' data.

In undertaking this initiative shareholders can also be assured that our affected permanent employees are being properly looked after including the written offer to every one of them to continue their employment with St.George with no decrease in salary.

I will address this issue in greater detail at our AGM.

Yours faithfully

John M Thame
Chairman

20 November 2006

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

Dear Securityholder

I have pleasure in inviting you to the Fifteenth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Wednesday, 20 December 2006, commencing at 10:00 am (Sydney time). Registration will commence at 9:00 am.

In accordance with the terms and conditions of SAINTS and SPS, you are entitled to attend this meeting, but not entitled to speak or vote. Please bring this bar-coded letter with you to facilitate your registration.

Shareholders will be required to make their own way to the Annual General Meeting. Buses will be provided for transporting shareholders from the meeting to Town Hall Station.

Yours faithfully

John M Thame
Chairman

20 November 2006

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

Dear Securityholder,

Computershare Investor Services Pty Limited, our Share Registry has been trying to contact you in connection with matters arising from your securityholding in St.George Bank Limited. Unfortunately, correspondence has been returned to them marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which will exclude you from future mailings other than Notices of Meetings.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about St.George. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following:

- Securityholder Reference Number (SRN) or Holder Identification Number (HIN);
- ASX trading code (SGB);
- Name of company in which security is held (St.George Bank Limited);
- Old address; and
- New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

In addition, if your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change in address so that your records with CHESS are also updated.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

St.George Bank Limited
ABN 92 055 513 070

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
VIC 8060 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of St.George Bank Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of St.George Bank Limited to be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on 20 December 2006 at 10:00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
	ORDINARY BUSINESS			
2a	That Mr J S Curtis be re-elected as a director of the Bank			
2b	That Mr T J Davis be re-elected as a director of the Bank			
2c	That Mr R A F England be re-elected as a director of the Bank			
	SPECIAL BUSINESS			
3	Remuneration Report			
4	That the maximum number of directors of the Bank be increased from nine to ten			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date
		/ /

SGB 13PR 015074 - V3

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting on 10:00am on 20 December 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Locked Bag 1, Kogarah, Sydney NSW 2217 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia
BY FAX	61 3 9473 2118



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**AGM Notice of Meeting**
Date Sent:	20 November 2006

I attach the members' statement referred to in the Notice of Meeting lodged with the ASX earlier today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Appearing below is a members' statement forwarded to St.George Bank Ltd ABN 92 055 513 070 ("St.George") by the National Secretary of the Finance Sector Union of Australia. By law St.George is required to include this document with our Notice of Meeting.

"Shareholders concerned about risks to reputation arising out of Global Outsourcing

We are concerned about the impact of Global Outsourcing strategies of companies in the Australian finance industry, that could result in Australian based jobs and customer databases being sent offshore.

As shareholders in St.George, we are concerned that such strategies can affect a company's reputation particularly with respect to:

- employees losing their jobs;
- the future of employment and skills in the finance industry; and
- the security and privacy of consumers' sensitive financial data.

The potential nature and scale of global outsourcing is massive. In 2005 the OECD predicted that over 70% of all Australian finance sector jobs could be performed offshore[1] – this would equate to over 200,000 jobs. This would greatly exceed the number of full time banking jobs lost during the 1990's as a consequence of restructuring and the closure over 2,200 retail branches.

We recognise that St.George has worked extremely hard over recent years to improve its relationship with customers and has invested in the retail branch network to recover the deterioration associated with that period of branch closures and cost cutting.

It is critical that the Board of St.George consider all the potential risks that could arise out of Global Outsourcing and avoid any potential future damage to its brand, reputation and relationships with staff, communities and customers.

Staff concerns

St.George staff, as key stakeholders in the company, are concerned that the impact of Global Outsourcing that results in jobs, skills and future opportunities going offshore. This could have serious impacts on the morale of staff.

Consumer concerns

We are mindful of research recently conducted by McNair Ingenuity[2] that clearly demonstrates that Australian consumers are concerned about Global Outsourcing and that it could influence their decision about their banking relationships. The results of that survey were as follows:

- 96% agree that Australian companies have a responsibility to invest in Australian jobs and skills;
- 82% agree that they would consider changing to a different bank, if they knew that their bank was sacking Australian workers and sending their jobs offshore;
- 85% support the call for the Federal Government to require banks to inform customers if they are storing personal information overseas;
- 91% agree that their personal information should not be stored offshore without written permission;
- 85% were concerned for the security of their personal data if it moves offshore.

There is an array of customer identity, privacy and data security issues that emerge when sensitive data is processed or stored offshore beyond the reach of domestic legislative protection.

Into the Future

As shareholders, we appreciate that this is an extremely complex issue and requires careful strategic consideration by the Board of St.George.

This requires thorough scrutiny by the Board of any future strategy that could result in a significant transfer of banking functions and the elimination of a number of Australian based jobs. Such an outcome may not be in the long term interests of the company and its shareholders.

Accordingly, in the interests of mitigating any risks to the reputation of the Bank, we encourage the Board to engage with key stakeholders, including staff and their representatives, consumers and other relevant members of the community on Global Outsourcing issues."

Original shareholders' signatures and personal details were received as attachments to the Finance Sector Union of Australia's letters of 13 October 2006. Their signatures and personal details were not reproduced here for privacy reasons.

1 OECD, 2005. *Potential Offshoring of ICT-Intensive using occupations*

2 McNair Ingenuity, May 2006. *Attitudes to Offshore Labour*




st.george

news release

21 November 2006

ST.GEORGE ANNOUNCES BENCHMARK ISSUE OVERSUBSCRIBED

St.George Bank Limited (St.George) announces the pricing today of a $600 million Fixed and Floating Rate Transferable Deposits issue. The initial offer of $500 million was increased to $600 million due to oversubscription. At final allotment, the Fixed Rate series was upsized to $150 million and the Floating Rate series to $450 million as a result of strong investor demand.

The $150 million Fixed Rate series offers a semi annual yield of 6.44% which is equivalent to 17 basis points per annum over the 5 year swap rate. The coupon is 6.25%. The $450 million Floating Rate series priced at a re-offer margin of 90 day Bank Bill Swap Rate plus 17 basis points per annum.

Both series of Transferable Deposits will mature on 28 November 2011 and will be settled on 28 November 2006. The Transferable Deposits have a minimum parcel size of $500,000 and are being distributed to non-retail investors. St.George Bank is the Lead Manager, with Deutsche Bank, Royal Bank of Canada, The Royal Bank of Scotland and UBS as Co-Managers.

The issue creates two new benchmarks and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million stock lending facility on the Fixed Rate Transferable Deposits is also provided by St.George to assist in secondary market liquidity. St.George intends to make an application to the Australian Stock Exchange for listing of the Fixed and Floating Rate Transferable Deposits.

St.George is rated A+ by Standard & Poor's, A1 by Moody's Investors Services and A+ by Fitch Ratings.

Ends...

Media Contact: Jeff Sheehan, General Manager, Capital Markets
Tel: 02 9320 5510

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 7,608 2. 72,105 3. 9,367 4. 14,400 5. 625,000 6. 2,098 7. 137,222 8. 1,464
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. Nil. 2. $18.16 per share. 3. Nil. 4. Nil. 5. 500,000 @ $16.91 & 125,000 @ $21.70 6. Nil. 7. Nil. 8. Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1, 3, 6, 7 and 8 - Shares issued under the St.George Bank Executive Performance Share Plan. 2 and 5 – Shares issued under the St.George Bank Executive Option Plan. 4 – Awards issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 & 2 — 8 November 2006 3, 4 & 5 — 10 November 2006 6. — 13 November 2006 7. — 17 November 2006 8. — 22 November 2006

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
527,447,837	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,644	Redeemable
	Preference Borrower
246,317	Shares
	Redeemable
5	Preference
90,000	Depositor Shares
	Perpetual Notes
	Floating Rate
40,000	Transferable Deposits
	due 8 April 2011
	Fixed Rate Transferable
	Deposits due 8 April
	2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on *behalf of* +*security* holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 23/11/06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Pricing Supplement

Series 15 Tranche 1

24 November 2006

St.George Bank Limited

Issue of A$450,000,000 Floating Rate Transferable Deposits due November 2011

under the St.George Issuance Programme

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Information Memorandum dated 29 March 2006. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:		St.George Bank Limited
2	(i)	Series Number:	15
	(ii)	Tranche Number:	1
3	Specified Currency:		Australian dollars
4	Aggregate Nominal Amount:		
	(i)	Series:	A$450,000,000
	(ii)	Tranche:	A$450,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	A$449,325,000.00 (after payment of Dealer fees)
6	Specified Denomination(s):		Minimum denomination of A$10,000 with minimum consideration payable on acceptance by each offeree of A$500,000 (disregarding monies lent by the offeror or its associates)
7	(i)	Issue Date:	28 November 2006
	(ii)	Interest Commencement Date:	28 November 2006
8	Maturity Date:		Interest Payment Date falling in November 2011
9	Interest Basis:		90 Day BBSW plus 0.17 per cent. Floating Rate
10	Redemption/Payment Basis:		Redemption at Par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable

13	Status of the Instruments:	Transferable Deposits
14	Listing:	Application intended to be made to the Australian Stock Exchange for Listing
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Instrument Provisions**		Not Applicable
17	**Floating Rate Instrument Provisions**		Applicable
	(i)	Interest Period(s)/Interest Payment Dates:	Each 28 February, 28 May, 28 August and 28 November in each year up to and including the Maturity Date. The first Interest Payment Date will be the Interest Payment Date falling in February 2007
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	The Registrar
	(v)	Screen Rate Determination:	Applicable
		- Reference Rate:	AUD 90 day BBSW
		- Interest Determination Date(s):	The first day of each interest period
		- Relevant Screen Page:	Reuters Screen BBSW
	(vi)	Margin(s):	+ 0.17 per cent. per annum
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Rate Multiplier	Not Applicable
	(x)	Day Count Fraction:	Actual/365 (Fixed)
	(xi)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Terms and Conditions:	As set out in Condition 3.2
18	**Zero Coupon Instrument Provisions**		Not Applicable
19	**Index-Linked Interest Note Provisions**		Not Applicable
20	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call:	Not Applicable
22	Investor Put:	Not Applicable
23	Final Redemption Amount of each Instrument:	Nominal Amount

24	Early Redemption Amount(s) of each Instrument:	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Terms and Conditions).	Nominal Amount

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Registered
26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable
27	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable
28	Consolidation provisions:	Not Applicable
29	Governing law:	New South Wales
30	Other terms or special conditions:	Not Applicable

DISTRIBUTION

31	If syndicated, names of Lead Managers and the Dealers:	St.George Bank Limited (Lead Manager) The Royal Bank of Scotland plc, Australia Branch Royal Bank of Canada Deutsche Bank AG, Sydney Branch UBS AG, Australia Branch
32	If non-syndicated, name of Dealer:	Not Applicable
33	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	Not Applicable
34	Additional selling restrictions:	A transfer of a Transferable Deposit (whether on the Australian Stock Exchange or elsewhere) may only be made to a person who is not a retail client, within the meaning of section 761G of the *Corporations Act 2001* (Cth).

OPERATIONAL INFORMATION

35	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Euroclear and Clearstream ISIN: AU0000SGBHD7

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Instruments described herein pursuant to the listing of the Instrument Issuance programme as from 28 November 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Authorised Officer



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Floating Rate Transferable Deposits due 28 November 2011
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Refer to the Pricing Supplement dated 24 November 2006 and the St.George Issuance Programme Information Memorandum dated 29 March 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$10,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General Corporate Purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 November 2006

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
527,447,837	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,644	Redeemable preference borrower shares
246,317	Redeemable preference depositor shares
5	Perpetual Notes

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date:27 November 2006

Print name: Michael Harold See Bowan

== == == == ==

+ See chapter 19 for defined terms.

Pricing Supplement

Series 14 Tranche 1

24 November 2006

St.George Bank Limited

Issue of A$150,000,000 Fixed Rate 6.25% Transferable Deposits due November 2011

under the St.George Issuance Programme

This document constitutes the Pricing Supplement relating to the issue of instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Information Memorandum dated 29 March 2006. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:		St.George Bank Limited
2	(i)	Series Number:	14
	(ii)	Tranche Number:	1
3	Specified Currency:		Australian dollars
4	Aggregate Nominal Amount:		
	(i)	Series:	A$150,000,000
	(ii)	Tranche:	A$150,000,000
5	(i)	Issue Price:	99.199 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	A$148,573,500.00 (after payment of Dealer fees)
6	Specified Denomination(s):		Minimum denomination of A$10,000 with minimum consideration payable on acceptance by each offeree of A$500,000 (disregarding monies lent by the offeror or its associates).
7	(i)	Issue Date:	28 November 2006
	(ii)	Interest Commencement Date:	28 November 2006
8	Maturity Date:		28 November 2011
9	Interest Basis:		6.25 per cent. Fixed Rate
10	Redemption/Payment Basis:		Redemption at Par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable

13	Status of the Instruments:	Transferable Deposits
14	Listing:	Application intended to be made to the Australian Stock Exchange for Listing
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Instrument Provisions**	Applicable
(i)	Rate(s) of Interest:	6.25 per cent. per annum semi-annually in arrears
(ii)	Interest Payment Date(s):	Each 28 May and 28 November in each year up to and including the Maturity Date. The first Interest Payment Date will be the Interest Payment Date falling in May 2007.
(iii)	Fixed Coupon Amount(s):	A$312.50 per A$10,000 in Nominal Amount each Interest Payment Date
(iv)	Broken Amount(s)	Not Applicable
(v)	Business Day Convention:	Following Business Day Convention
(vi)	Day Count Fraction:	RBA Bond Basis
(vii)	Interest Determination Date:	Not Applicable
(viii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17	**Floating Rate Instrument Provisions**	Not Applicable
18	**Zero Coupon Instrument Provisions**	Not Applicable
19	**Index-Linked Interest Note Provisions**	Not Applicable
20	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Issuer Call:	Not Applicable
22	Investor Put:	Not Applicable
23	Final Redemption Amount of each Instrument:	Nominal Amount
24	Early Redemption Amount(s) of each Instrument:	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Terms and Conditions).	Nominal Amount

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Registered
26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable
27	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable
28	Consolidation provisions:	Not Applicable
29	Governing law:	New South Wales
30	Other terms or special conditions:	Not Applicable

DISTRIBUTION

31	If syndicated, names of Lead Managers and the Dealers:	St.George Bank Limited (Lead Manager) The Royal Bank of Scotland plc, Australia Branch Royal Bank of Canada Deutsche Bank AG, Sydney Branch UBS AG, Australia Branch
32	If non-syndicated, name of Dealer:	Not Applicable
33	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	Not Applicable
34	Additional selling restrictions:	A transfer of a Transferable Deposit (whether on the Australian Stock Exchange or elsewhere) may only be made to a person who is not a retail client, within the meaning of section 761G of the *Corporations Act 2001* (Cth).

OPERATIONAL INFORMATION

35	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Euroclear and Clearstream ISIN: AU0000SGBHC9

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Instruments described herein pursuant to the listing of the Instrument Issuance programme as from 28 November 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Authorised Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fixed Rate Transferable Deposits due 28 November 2011
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Refer to the Pricing Supplement dated 24 November 2006 and the St.George Issuance Programme Information Memorandum dated 29 March 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$10,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General Corporate Purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 November 2006

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
527,447,837	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,000,000	CPS
3,644	Redeemable preference borrower shares
246,317	Redeemable preference depositor shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 November 2006
Company secretary

Print name: Michael Harold See Bowan

== == == == ==

+ See chapter 19 for defined terms.

i'm with St.George

St.George Bank Notice of Annual General Meeting 2006


st.george

Explanatory notes on agenda items

Item 2: Election of directors
There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr J S Curtis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(b) Mr T J Davis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(c) Mr R A F England retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

The directors have resolved to unanimously support each candidate listed above for re-election.

Profiles on each candidate are set out as follows:

John Simon Curtis BA LLB(Hons)

John Curtis, aged 56, was appointed to the Board in October 1997. Since 1987, he has been a professional company director. Currently he is the Chairman of Allianz Australia Limited and the Chairman of Merrill Lynch Australia Adv sory Board. He is also Chairman of Sydney Cancer Centre Foundation Limited. Prior to 1987, Mr Curtis was responsible as a Chief Executive for the operations of Wormald International Limited at various times in Australia, Europe and the Americas. Mr. Curtis was also a director of Perpetual Trustees Australia Limited from April 1995 to November 2004. He is a director of the Bank's funds administration subsidiary, ASGARD Wealth Solutions Limited, and is a member of St.George Bank's Board Audit, Due Diligence and Nomination and Remuneration Committees.

Terry James Davis

Terry Davis, aged 49, is currently the Chief Executive and Managing director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions including Managing director of Beringer Blass Wine Estates, the wine division of Foster's. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing director. He joined the St.George Board on 17 December 2004. He is currently a member of the University of New South Wales Council and the Business Council of Australia. Mr. Davis is Chairman of the Bank's Board Nomination and Remuneration Committee.

Richard Anthony Fountayne England
FCA, MAICD

Richard England, aged 56, is a professional company director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited and Deputy Chairman of Ruralco Holdings Limited. He is also a director of Choiseul Investments Limited, Healthscope Limited, ITL Limited and KH Foods Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Ernst & Young. Mr. England was also a director of Peter Lehmann Wines Limited from 4 June 1998 to 31 October 2003 and ABB Grain Limited from 10 February 2003 to 30 June 2004. Mr. England is a member of the Bank's Board Audit, Due Diligence and Risk Management Committees.

Item 3: Remuneration Report
The Remuneration Report sets out the Bank's policy and disclosure requirements for director and executive remuneration. The Remuneration Report is set out on pages 54 to 56 of the St.George Bank Concise Annual Report and pages 44 to 52 of the Full Financial Report. Listed companies are required to have shareholders at the Annual General Meeting vote on whether or not the Remuneration Report should be adopted. Under the Corporations Act, the vote is advisory only and does not bind the directors or the Bank.

Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

Item 4: Number of directors
Currently, Article 71(1) of the Bank's Constitution limits to nine the maximum number of directors of the Bank. Article 71(2)(a) permits that number to be increased by shareholder resolution.

The Board unanimously recommends that shareholders resolve to increase the maximum number of directors to ten. The workload of directors, at Board and Committee level, has increased as the Bank has grown substantially over recent years. It would be of assistance to manage this workload if one or two additional directors were to join the Board. The Board also wishes to attract the best possible candidates and persons with complementary skill sets as new directors. The increase in the maximum number of directors will allow the Board to make appointments when these strong candidates become available, rather than when a vacancy occurs. Any additional appointment during the forthcoming year will be accommodated within the existing pool of directors' fees approved by shareholders at the Bank's Annual General Meeting in December 2005.



John Simon Curtis



Terry James Davis



Richard Anthony Fountayne England

i'm with St.George

St.George Bank Notice of Annual General Meeting 2006


st.george

NOTICE is given that the Annual General Meeting of St.George Bank Limited ABN 92 055 513 070 (the 'Bank') will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Wednesday, 20 December 2006 commencing at 10:00am (Sydney time).

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

Ordinary business

1. Financial statements and reports

To consider the financial statements and directors' report for the year ended 30 September 2006 together with the directors' declaration and auditor's report on the financial statements.

2. Election of directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) **That** Mr J S Curtis, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(b) **That** Mr T J Davis, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(c) **That** Mr R A F England, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

Special business

3. Remuneration report

To consider, and if thought fit, pass the following resolution as a non-binding ordinary resolution:

> **That** the Remuneration Report for the year ended 30 September 2006 be adopted.

Note: In accordance with section 250R of the Corporations Act 2001, the vote on Resolution 3 will be advisory only and will not bind the directors or the Bank. Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

4. Number of directors

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

> **That,** pursuant to Article 71(2)(a) of the Bank's Constitution, the maximum number of directors of the Bank be increased from nine to ten.

Proxies

You can appoint a proxy to attend and vote for you at the meeting. A proxy may be an individual or a body corporate. A proxy need not be a shareholder. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the shareholder's voting rights.

Unless the shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

The Chairman and the other directors of the Bank intend to vote all valid undirected proxies which they receive in favour of all Agenda Items.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10:00am (Sydney time) on Monday, 18 December 2006 at the Bank's share registry at Computershare Investor Services, Level 2, 60 Carrington Street, Sydney NSW 2000, (GPO Box 242, Melbourne, VIC 8060, Australia) or be received by facsimile to (03) 9473 2118 by that time.

The Bank has determined in accordance with the Corporations Act and ASTC Settlement Rules, that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 7:00pm (Sydney time) on Monday, 18 December 2006.

Joint holders

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Submission of written questions to the Bank or Auditor

A shareholder who is entitled to vote at the meeting may submit written questions to the Bank or Auditor in advance of the meeting:

(1) about the business and management of the Bank;

(2) about the Remuneration Report (see the Explanatory Notes); and

(3) if the question is directed to the Auditor provided it is relevant to:

  (a) the content of the Auditor's report to be considered at the meeting; or

  (b) the conduct of the of the audit of the annual financial report to be considered at the meeting.

All questions must be sent to the Bank and must be received by the Bank no later than five (5) business days before the date of the Annual General Meeting. Any questions should be directed to the Bank's Share Registry at the address set out in the Shareholder Question Form enclosed with the Notice of Meeting.

Although there will be no formal resolution put to the meeting in respect of the financial statements, shareholders will be given a reasonable opportunity to ask questions about or make comments on the management of the Bank, the Remuneration Report and ask questions of the Auditor even where a written question was not submitted prior to the meeting.

Dated 20 November 2006

By order of the Board

M H S Bowan
Company Secretary

Explanatory notes on agenda items

Item 2: Election of directors
There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr J S Curtis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(b) Mr T J Davis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(c) Mr R A F England retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

The directors have resolved to unanimously support each candidate listed above for re-election.

Profiles on each candidate are set out as follows:

John Simon Curtis BA LLB(Hons)

John Curtis, aged 56, was appointed to the Board in October 1997. Since 1987, he has been a professional company director. Currently he is the Chairman of Allianz Australia Limited and the Chairman of Merrill Lynch Australia Advisory Board. He is also Chairman of Sydney Cancer Centre Foundation Limited. Prior to 1987, Mr Curtis was responsible as a Chief Executive for the operations of Wormald International Limited at various times in Australia, Europe and the Americas. Mr. Curtis was also a director of Perpetual Trustees Australia Limited from April 1995 to November 2004. He is a director of the Bank's funds administration subsidiary, ASGARD Wealth Solutions Limited, and is a member of St.George Bank's Board Audit, Due Diligence and Nomination and Remuneration Committees.

Terry James Davis

Terry Davis, aged 49, is currently the Chief Executive and Managing director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions including Managing director of Beringer Blass Wine Estates, the wine division of Foster's. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing director. He joined the St.George Board on 17 December 2004. He is currently a member of the University of New South Wales Council and the Business Council of Australia. Mr. Davis is Chairman of the Bank's Board Nomination and Remuneration Committee.

Richard Anthony Fountayne England FCA, MAICD

Richard England, aged 56, is a professional company director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited and Deputy Chairman of Ruralco Holdings Limited. He is also a director of Choiseul Investments Limited, Healthscope Limited, ITL Limited and KH Foods Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Ernst & Young. Mr. England was also a director of Peter Lehmann Wines Limited from 4 June 1998 to 31 October 2003 and ABB Grain Limited from 10 February 2003 to 30 June 2004. Mr. England is a member of the Bank's Board Audit, Due Diligence and Risk Management Committees.

Item 3: Remuneration Report
The Remuneration Report sets out the Bank's policy and disclosure requirements for director and executive remuneration. The Remuneration Report is set out on pages 54 to 56 of the St.George Bank Concise Annual Report and pages 44 to 52 of the Full Financial Report. Listed companies are required to have shareholders at the Annual General Meeting vote on whether or not the Remuneration Report should be adopted. Under the Corporations Act, the vote is advisory only and does not bind the directors or the Bank.

Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

Item 4: Number of directors
Currently, Article 71(1) of the Bank's Constitution limits to nine the maximum number of directors of the Bank. Article 71(2)(a) permits that number to be increased by shareholder resolution.

The Board unanimously recommends that shareholders resolve to increase the maximum number of directors to ten. The workload of directors, at Board and Committee level, has increased as the Bank has grown substantially over recent years. It would be of assistance to manage this workload if one or two additional directors were to join the Board. The Board also wishes to attract the best possible candidates and persons with complementary skill sets as new directors. The increase in the maximum number of directors will allow the Board to make appointments when these strong candidates become available, rather than when a vacancy occurs. Any additional appointment during the forthcoming year will be accommodated within the existing pool of directors' fees approved by shareholders at the Bank's Annual General Meeting in December 2005.



John Simon Curtis



Terry James Davis



Richard Anthony Fountayne England

Sydney Convention and Exhibition Centre, Darling Harbour Map


Pedestrian access
Pedestrian access to the Centre
Loading Dock Entrance
Light Rail Stop
Monorail Stop
Parking
STA Bus Stop
Taxi
Vehicle Drop-off
W
S
N
E
Street
Harris
Quarry
Street
Street
Pyrmont
WESTERN ENTRANCE
Harwood Street
Burn Street
Murray
Street
Novotel Hotel
Ibis Hotel
Mercure Hotel
Darling Drive
Harbourside Shopping Centre
CONVENTION CENTRE NORTH
NORTHERN ENTRANCE
EASTERN ENTRANCE
CONVENTION CENTRE SOUTH
Powerhouse Museum
Darling Drive
EXHIBITION CENTRE
Hall 5
Hall 4
Hall 3
Hall 2
Hall 1
Cockle Bay
Pyrmont Bridge
Darling Drive
Entertainment Centre Car Park
Tumbalong Park
Imax Theatre
Pier Street
Cockle Bay Wharf
Entertainment Centre
Chinese Gardens
Darling Walk
Western Distributor
Harbour
Street
To Chinatown
Goulburn
Liverpool
To City
Bathurst
Darling Park
Sussex Street
Market St

Tumbalong Auditorium

Level 2, Sydney Convention and Exhibition Centre (South)
Darling Harbour, Sydney on Wednesday, 20 December 2006
Commencing at 10:00am (Sydney time).

Convention Centre South

Level 1

Promenade Meeting Room 1-6
Promenade
Exhibition Hall 6

Level 2

The Ballroom 1 & 2
Tumbalong Auditorium
Tumbalong Meeting Room

St.George Bank Limited
ABN 92 055 513 070


st.george

STG0967 11/06

St.George Converting Preference Shares (CPS) Prospectus

for the offer of 2.5 million CPS for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $75 million.

Applications must be for a minimum of 50 CPS ($5,000).

Issuer

St.George Bank Limited
ABN 92 055 513 070

Structuring Adviser and Joint Lead Manager


UBS
Investment
Bank

Joint Lead Manager


Goldman
Sachs
JBWere

Co-Managers

Bell Potter Securities Limited
Goldman Sachs JBWere Pty Ltd
Ord Minnett Limited
St.George Bank Limited
UBS Wealth Management Australia Limited


st.george

Good with people. Good with money.

Important information

About this Prospectus

This Prospectus relates to the offer of 2.5 million St.George Bank Limited (St.George) Converting Preference Shares (CPS) for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $75 million (Offer).

This Prospectus is dated 16 November 2006 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. It is a replacement prospectus which replaces the prospectus dated 8 November 2006 and lodged with ASIC on that date (Original Prospectus). It includes details of the Margin which was determined following the Bookbuild described in Section 3.8.1. The expiry date of this Prospectus is 8 December 2007. No CPS will be allotted or issued on the basis of this Prospectus after the expiry date.

ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. These words and expressions are capitalised and are defined in the Glossary in Section 8.

The definitions specific to CPS are in clause 9 of the Terms of Issue in Appendix A.

A reference to dollars, $, A$ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

Exposure Period

The Corporations Act prohibited St.George processing Applications in the seven day period after the date the Original Prospectus was lodged with ASIC. This period is referred to as the Exposure Period.

The purpose of the Exposure Period was to enable the Original Prospectus to be examined by market participants before the raising of funds. Applications received during the Exposure Period have not been processed during the Exposure Period.

Prospectus availability

This Prospectus will be available electronically during the Offer Period at **www.stgeorge.com.au/about/investor**. If you access an electronic copy of this Prospectus, then you should see the section below. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457**.

Electronic access to Prospectus

The following conditions apply if this Prospectus is accessed electronically

- you must download the entire Prospectus from **www.stgeorge.com.au/about/investor**;
- your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus; and
- the Prospectus is available electronically to persons accessing and downloading or printing the electronic version of the Prospectus in Australia.

Applications for CPS

You should read this Prospectus in full before deciding whether to apply for CPS. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should consult your financial adviser or other professional adviser.

For information on who is eligible to apply for CPS under the Offer and how to make an Application - see Section 3.

No withdrawal of Application

You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

Allotment of CPS

If CPS are accepted for quotation on ASX and if St.George does not cancel the Offer, St.George expects to allot CPS on 19 December 2006.

If you are allotted and issued less than the number of CPS that you applied for, you will receive a refund of part of your Application Payment as soon as practicable after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

CPS are not deposit liabilities of St.George

Investments in CPS are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

The investment performance of CPS is not guaranteed by St.George or any other member of the Group.

No representations other than in this Prospectus

You should rely only on the information in this Prospectus. No person is authorised to provide any information, or to make any representation in connection with the Offer, which is not in this Prospectus. Any information or representation not in this Prospectus may not be relied upon as having been authorised by St.George in connection with the Offer.

Except as required by law, and only to the extent that it is required by law, neither St.George nor any other person warrants the future performance of St.George, CPS, or any return on any investment made by you under this Prospectus.

The pro-forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice

The information provided in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation or particular needs (including financial and taxation issues). It is important that you read this Prospectus in full before deciding whether to invest in CPS and consider the risk factors that could affect the performance of CPS or St.George. The risk factors in relation to investing in CPS that you should consider are in Section 5. You should carefully consider these risk factors and the other factors set out in this Prospectus in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and consult your financial adviser or other professional adviser before deciding whether to invest in CPS.

Restrictions on foreign jurisdictions

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. If you are a potential investor in any jurisdiction outside Australia and you come into possession of this Prospectus, you should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). CPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

Providing personal information

You will be asked to provide personal information to St.George (directly or via the Registry) if you apply for CPS. See Section 3.7 for information on how St.George (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at **www.stgeorge.com.au**.

Enquiries

If you have any questions in relation to the Offer, please consult your financial adviser or other professional adviser.

Contents

Key dates

KEY DATES FOR THE OFFER

Announcement of Offer and Original Prospectus lodged with ASIC	8 November 2006
Bookbuild	15 November 2006
Announcement of Margin, Prospectus lodged with ASIC and Opening Date	16 November 2006
Closing Date for Securityholder Offer	11 December 2006
Closing Date for Broker Firm Offer	18 December 2006
Allotment Date	19 December 2006
CPS commence trading on ASX on a deferred settlement basis	20 December 2006
Holding Statements dispatched by	21 December 2006
CPS commence trading on ASX on a normal settlement basis	22 December 2006

KEY DATES FOR CPS

Record Date for first Dividend	5 February 2007
First Dividend Payment Date	20 February 2007[1]
Mandatory Conversion Date	20 August 2012[2]

Note:
1 Dividends are scheduled to be paid quarterly subject to certain conditions being satisfied (the Payment Tests).
2 The Mandatory Conversion Date may be later than 20 August 2012 if both the Mandatory Conversion Conditions are not then satisfied.

Dates may change
St.George, with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including (subject to the Corporations Act and the ASX Listing Rules) to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before the allotment of CPS. If the Offer is cancelled before the allotment of CPS, then all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Quotation on ASX
St.George has applied to ASX for CPS to be quoted on ASX. Quotation of CPS is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications
No Applications were accepted (and no CPS were issued) until seven days after the Original Prospectus was lodged with ASIC. This period is known as the Exposure Period. Any Applications received during the Exposure Period were not accepted until after that period ended.

St.George Converting Preference Shares (CPS)

What are CPS?

"CPS" is an acronym for Converting Preference Shares, which are non-cumulative unsecured converting preference shares in the capital of St.George.

This Prospectus describes the offer of CPS.

Floating rate franked Dividends

Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked.

Dividends are scheduled to be paid quarterly in arrears - subject to the Payment Tests.

Dividend Rate

The Dividend Rate for each quarterly period will be calculated using the following formula:

Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 - Tax Rate).

Mandatory Conversion

CPS are designed to convert *into a variable number* of Ordinary Shares on 20 August 2012 - as long as both of the Mandatory Conversion Conditions are satisfied. If they are not both satisfied on that date, then the Mandatory Conversion Date moves to the next Dividend Payment Date on which they are both satisfied.

The Mandatory Conversion Conditions provide protection to Holders from receiving less than $101.01 worth of Ordinary Shares per CPS on Mandatory Conversion.[1]

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS *may be worth* more or less than $101.01.

Below is a high level summary of the CPS. For a more detailed summary of the key terms of CPS - see Section 1. For answers to key questions about CPS and the Offer generally - see Section 2. The below information is a summary only. You should read this summary subject to the other information in this Prospectus, in particular the risks that are summarised on the following pages and the Terms of Issue in Appendix A.

Exchange by St.George	If a Tax Event or a Regulatory Event occurs, then St.George **may** choose to, and if an Acquisition Event occurs, then St.George **must**, redeem, buy back, cancel or convert (subject to APRA giving its approval) all the CPS then on issue. However, St.George **must not** choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.
Quotation on ASX	St.George has applied to quote CPS on ASX under ASX code 'SGBPD'.
Issue Credit Rating[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.
Ranking on winding up	CPS rank ahead of Ordinary Shares, effectively equal with SPS, SAINTS and DCS, but behind all depositors and creditors of St.George.

Note:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with CPS and Section 5.1.11 for risks associated with credit ratings.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

Summary of key risks

Dividends may not be paid

There is a risk that Dividends will not be paid if the Payment Tests are not satisfied - see Section 5.1.1. The Payment Tests are described in Section 2.4.7.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper will apply - see Section 2.4.10.

Financial market conditions and liquidity

The market price of CPS may fluctuate due to various factors that affect financial market conditions - see Section 5.1.2. It is possible that CPS may trade at a market price below $100 each (Face Value).

In addition, the market for CPS may be less liquid than the market for Ordinary Shares. Holders who wish to sell their CPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS.

Changes in Dividend Rate

The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate. There is a risk that this rate may become less attractive when compared to the rates of return available on comparable securities - see Section 5.1.4.

Exchange by St.George is subject to certain events occurring

Exchange **may** occur if a Tax Event or Regulatory Event happens and **must** occur if an Acquisition Event happens - see Section 2.6.3. Exchange is subject in all cases to APRA giving its approval. The Ordinary Share price two Business Days before the proposed date of dispatch of an Exchange Notice will affect whether St.George can choose conversion into Ordinary Shares on Exchange. APRA may not approve the Exchange and the choice St.George makes may be disadvantageous to the Holder in light of market conditions, or individual circumstances, at the time of Exchange - see Section 5.1.6.

Holders have no right to request Exchange.

Before deciding whether to apply for CPS, you should consider whether CPS are a suitable investment for you. There are risks associated with investing in CPS and in St.George and the banking industry generally. Many of those risks are outside the control of St.George and its Directors. These two pages set out a summary of the key risks which are detailed in Section 5.

Mandatory Conversion may not occur

CPS are designed to convert into Ordinary Shares on 20 August 2012. However, there is a risk that the Ordinary Share Price falls to such an extent after the issue of CPS that either of the Mandatory Conversion Conditions are not satisfied when Mandatory Conversion is scheduled to occur. This means that Mandatory Conversion may not occur on 20 August 2012 or on any of the following Dividend Payment Dates - see Section 5.1.7.

St.George's financial performance and position

The value of CPS may be affected by St.George's financial performance and position - regardless of whether or not they are Exchanged. For specific risks associated with an investment in St.George and the banking industry generally - see Section 5.2.

St.George's financial performance and position may also adversely affect the credit ratings associated with CPS - see Section 5.1.11.

Who can apply and what should they do?

To apply for CPS, you must be eligible and you should consider this Prospectus in full.

Who may apply?

The Offer is only being made to:

- Eligible Securityholders who may apply under the Securityholder Offer;
- Australian resident retail clients of Co-Managers or Participating Brokers who may apply under the Broker Firm Offer; and
- Institutional Investors who were invited by the Joint Lead Managers to bid for CPS through the Bookbuild under the Institutional Offer.

There is no general public offer of CPS.

Applications must be for a minimum of 50 CPS ($5,000).

Read

Read this Prospectus in full – paying particular attention to:

- important information on the inside front cover;
- answers to key questions in Section 2;
- risks that may be relevant to an investment in CPS in Section 5; and
- the Terms of Issue in Appendix A.

Consider and consult

Consider all risks and other information about CPS in light of your investment objectives, financial situation or particular needs (including financial and taxation issues).

Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for CPS.

Completing and submitting Application Forms

If you are eligible to apply for CPS and you want to apply for CPS, then you need to complete and submit an Application Form.

Complete an Application Form

Eligible Securityholders: You can apply for CPS by lodging your personalised Securityholder Application Form.

You can register your interest to receive a copy of this Prospectus accompanied by your personalised Securityholder Application Form:

- online at **www.stgeorge.com.au/about/investor**; or
- by calling the **St.George InfoLine on 1800 804 457.**

Broker Firm Applicants: You should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and your Application Payment.

Applications for CPS may only be made on an Application Form.

Submit your Application Form

If you are an Eligible Securityholder

Mail or deliver your completed personalised Securityholder Application Form together with your Application Payment to the Registry:

by **mail** to:
Computershare Investor
Services Pty Limited
GPO Box 253
Sydney NSW 2001

by **hand** to:
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Your completed personalised Securityholder Application Form must be received by the Registry no later than the Closing Date for the Securityholder Offer, which is expected to be **5.00pm on 11 December 2006.**

If you are a Broker Firm Applicant

Contact your Co-Manager or Participating Broker for instructions on how to submit the Broker Firm Application Form and Application Payment. It must be received by the Co-Manager or Participating Broker by the Closing Date for the Broker Firm Offer, which is expected to be **10.00am on 18 December 2006.**

The Offer may close early, so you are encouraged to lodge your Application Forms and Application Payments promptly.

For more information

If, after you have read this Prospectus, you have any questions regarding the Offer or how to apply for CPS, contact your financial adviser or other professional adviser.

Key terms of CPS

This Section summarises the key terms of CPS.

For more detail on these key terms - see Section 2 which provides answers to key questions about CPS and the Offer generally. The following information is a summary only. You should read this summary subject to the other information in this Prospectus, in particular:

- the risks in Section 5; and
- the Terms of Issue in Appendix A.



1. Key terms of CPS

General

Issuer	St.George Bank Limited (ABN 92 055 513 070).
Security	Converting Preference Shares (CPS). CPS are non-cumulative unsecured converting preference shares in the capital of St.George.
Face Value	$100 per CPS.
Term	CPS are preference shares, which means they are perpetual. However, CPS are designed to mandatorily convert into Ordinary Shares on 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied.
Quotation on ASX	St.George has applied to quote CPS on ASX under ASX code 'SGBPD'. Quotation is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.
Issue Credit Rating[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.

Dividends

Floating rate franked	Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. Dividends are scheduled to be paid *quarterly in arrears* - subject to the Payment Tests.
Dividend Rate	The Dividend Rate for each quarterly Dividend will be calculated using the following formula: **Dividend Rate** = (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**) where: **Bank Bill Swap Rate** is • the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period; **Margin** is • 1.20% per annum - the Margin was determined under the Bookbuild; and **Tax Rate** is • the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).
Dividend Payment Dates	In each year that CPS are on issue, Dividends are scheduled to be paid in arrears on 20 February, 20 May, 20 August and 20 November. *The first Dividend Payment Date is 20 February 2007.* The last Dividend Payment Date is the date on which CPS are Exchanged. If any of these dates are not Business Days, then payment will be made on the next Business Day.
Franking	St.George expects Dividends to be fully franked. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.

Note:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with CPS and Section 5.1.11 for risks associated with credit ratings.

These credit rating references *are current but may be revised* or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. *None of Standard* & Poor's, Moody's or Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

Dividend Payment Tests	For a Dividend to be paid, the Payment Tests must be satisfied. They can be summarised as: • the Directors declaring a Dividend to be payable; • St.George having sufficient profits available to pay the Dividend; • St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; • the amount of the Dividend not exceeding St.George's Distributable Profits; and • in the case of an Optional Dividend, APRA giving its prior written approval.
Dividend stopper if Dividends are not paid	If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get the approval of a special resolution of Holders before it can: • pay any dividend or distribution on any Equal Ranking Capital Securities (including SPS, SAINTS and DCS) or on any Junior Ranking Capital Securities (including Ordinary Shares); or • make any return of capital on any Junior Ranking Capital Securities. However, St.George can do those things without Holder approval if (among other things) St.George first either pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months (an Optional Dividend) - see Section 2.4.10.

Mandatory Conversion into Ordinary Shares

Mandatory Conversion	St.George must convert all CPS on issue at the Mandatory Conversion Date into Ordinary Shares. Holders will receive $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS on Mandatory Conversion.[1]
Mandatory Conversion Date	The Mandatory Conversion Date will be 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied.
Mandatory Conversion Date may be later	If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.
Mandatory Conversion Conditions	The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are: • on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price; and • during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price. The Mandatory Conversion Conditions provide protection to Holders from receiving less than $101.01 worth of Ordinary Shares per CPS on Mandatory Conversion.[1] For those calculations, the **Issue Share Price** is the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Allotment Date. *For example, if the Issue Share Price is $30.00, then the VWAPs relevant to the two Mandatory Conversion Conditions are $18.18 and $15.15, respectively.*
Impact of Mandatory Conversion Conditions	The Maximum Conversion Number will never apply to limit the number of Ordinary Shares Holders receive on Mandatory Conversion. If the Conversion Number is greater than the Maximum Conversion Number on a potential Mandatory Conversion Date, then the Mandatory Conversion Conditions will prevent Mandatory Conversion occurring.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

Exchange

Exchange by St.George	St.George **may** choose Exchange of all (but not some only) of CPS on issue after a Tax Event or a Regulatory Event. St.George **must** choose Exchange of all (but not some only) of CPS on issue after an Acquisition Event. In either case, St.George **may** choose (subject to APRA giving its approval) to: • convert each CPS into a number of Ordinary Shares equal to the Conversion Number; • redeem, buy back or cancel CPS for the Face Value of $100 each; or • undertake a combination of the above. If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by St.George, then the Maximum Conversion Number can act as a limit on the number of Ordinary Shares a Holder can receive on conversion. However, St.George **must not** choose conversion as the method of Exchange if the VWAP of Ordinary Shares on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.
Exchange by Holders	Holders have no right to request Exchange.

Conversion Number after Mandatory Conversion or Exchange

Conversion Number	If St.George does convert CPS under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS will convert into Ordinary Shares will be calculated by dividing: • the Face Value of $100 per CPS; by • the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount.
Maximum Conversion Number	The Maximum Conversion Number will be calculated as: **Face Value** ($100) 50% x **Issue Share Price** *For example, if the Issue Share Price is $30.00, then the Maximum Conversion Number would be 6.6667 Ordinary Shares.*

Ranking

Ranking on winding up	CPS are not deposit liabilities of St.George. CPS rank for payment on a winding up of St.George ahead of Ordinary Shares, effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but behind all depositors and creditors of St.George. St.George reserves the right in the future to issue further CPS, or other preference shares or Capital Securities ranking ahead of, equally with or behind CPS. That ranking may be in respect of dividends, a return of capital on winding up, or otherwise.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if CPS are a suitable investment for you, then you should consult your financial adviser or other professional adviser.

Answers to key questions

This Section answers some key questions you may have about CPS.

The answers to these key questions are intended as a guide only.

Further details are provided elsewhere in this Prospectus, which you should read in its entirety.

The Terms of Issue are in Appendix A.



2. Answers to key questions

2.1 DESCRIPTION OF CPS

2.1.1 What are CPS?

"CPS" is an acronym for Converting Preference Shares, which are non-cumulative unsecured converting preference shares in the capital of St.George.

CPS:

- entitle Holders to preferred, non-cumulative Dividends, based on a floating rate, which are expected to be fully franked - subject to the Payment Tests - see Section 2.4;
- convert into Ordinary Shares on the Mandatory Conversion Date - see Section 2.5;
- can be Exchanged by St.George subject to the occurrence of certain events - see Section 2.6; and
- rank for payment on a winding up of St.George ahead of Ordinary Shares, effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but behind all depositors and creditors of St.George - see Section 2.8.

2.1.2 Why is St.George issuing CPS?

St.George is issuing CPS to:

- complete the replacement of the hybrid Tier 1 funding previously provided by the PRYMES before their conversion into Ordinary Shares in February 2006; and
- provide St.George with Non-innovative Residual Tier 1 Capital funding.

The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.

After the issue of CPS, St.George expects that its Tier 1 Capital Ratio will be back within its target range of 7.0% to 7.5%.

For more information about St.George's capital management - see Section 4.6.

2.1.3 What is Tier 1 Capital?

APRA classifies capital into two tiers for its supervisory purposes - referred to as Tier 1 Capital and Tier 2 Capital. APRA requires all authorised deposit-taking institutions (ADIs) to maintain a minimum ratio of capital to risk weighted assets, at least half of which must be maintained in the form of Tier 1 Capital, with the remainder being in the form of Tier 2 Capital.

Tier 1 Capital consists of paid up ordinary shares, general reserves, retained profits, non-cumulative preference shares and other innovative capital instruments not redeemable at the holder's option (as approved by APRA) together with minority interests but excludes retained profits and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 Capital must constitute at least 50% of the capital base requirements.

New APRA prudential standards and guidance notes implemented in July 2006 require regulatory capital and risk weighted assets to be calculated on an AIFRS basis.

For more information on APRA - see Section 2.3.1.

2.1.4 What is Non-innovative Residual Tier 1 Capital?

The new APRA prudential standards and guidance notes contain a staggered implementation of Tier 1 Capital limitations:

- innovative hybrid capital securities (such as SPS and SAINTS) to constitute 15% of net Tier 1 Capital; and
- residual capital (both innovative and Non-innovative Residual Tier 1 Capital) to constitute 25% of net Tier 1 Capital.

The limits on Residual Tier 1 Capital and innovative Tier 1 Capital become effective on 1 January 2008. For ADIs materially affected, APRA intends to grant up to a further two year transition period, until 1 January 2010, to allow these institutions to come within the proposed limits.

The new APRA prudential standards and guidance notes set out features that would cause a security to be classified as Non-innovative Residual Tier 1 Capital. Under these APRA standards, mandatory convertible preference shares can qualify as Non-innovative Residual Tier 1 Capital provided that the maximum number of ordinary shares received on conversion of each preference share does not exceed the ratio of the price of the preference share divided by 50% of the ordinary share price at the time of issue of the preference shares.

CPS qualify as Non-innovative Residual Tier 1 Capital (among other things) due to the existence of the Maximum Conversion Number. Effectively, the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion can occur. The Maximum Conversion Number will be calculated on the Allotment Date.

For information on the Maximum Conversion Number - see Section 2.5.4.

CPS have been designed to protect you from Mandatory Conversion occurring if the Maximum Conversion Number would cause you to receive less than $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS.[1] These protections are called Mandatory Conversion Conditions.

For information on the Mandatory Conversion Conditions - see Section 2.5.3.

For more information on the Conversion Number - see Section 2.7.1.

Note:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2.1.5 Can CPS be traded on ASX?
St.George has applied to quote CPS on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in CPS by selling or buying CPS on ASX at the market price. There can be no assurances as to what that market price will be.

For more information on the risks associated with an investment in CPS - see Section 5.

If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If CPS are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia.

CPS are expected to trade under ASX code 'SGBPD'.

2.1.6 Are CPS independently rated?
CPS have been assigned an Issue Credit Rating of 'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings. Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade.

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings has consented to the use of their credit rating references in this Prospectus.

For information about credit ratings associated with CPS - see Section 4.8. For information about the risks associated with credit ratings - see Section 5.1.11.

2.2 THE OFFER AND APPLYING FOR CPS

2.2.1 What is the Offer?
The Offer is for 2.5 million CPS for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for up to a further $75 million.

At the conclusion of the Bookbuild St.George Allocated firm $250 million to Institutional Investors, Co-Managers and Participating Brokers. The oversubscriptions amount of $75 million has been reserved for the Securityholder Offer and St.George reserves the right to Allocate less than this amount.

For more information on the Offer - see Section 3.

2.2.2 What are the risks of investing in CPS?
There are risks associated with investing in CPS and in St.George and the banking industry generally, many of which are outside the control of St.George and its Directors.

For more information on the particular risks associated with investing in CPS - see Section 5.1.

For more information on the particular risks associated with investing in St.George and the banking industry generally - see Section 5.2.

2.2.3 What are the taxation consequences of investing in CPS?
The taxation consequences for you of investing in CPS will depend on your individual circumstances. You should obtain your own tax advice before investing in CPS.

For the Tax Letter that summarises the relevant taxation consequences for Australian resident Holders - see Section 6.

2.2.4 Who may apply for CPS?
You may apply for CPS if you are:

- an Eligible Securityholder who may apply under the **Securityholder Offer**;
- an Australian resident retail client of a Co-Manager or Participating Broker who may apply under the **Broker Firm Offer**; or
- an Institutional Investor who was invited by the Joint Lead Managers to bid for CPS through the Bookbuild under the **Institutional Offer**.

There is no general public offer of CPS.

For more information on who may apply for CPS - see Section 3.2.

2.2.5 How can you apply for CPS?
Details of how to apply for CPS are in Section 3.

A Broker Firm Application Form is attached to this Prospectus.

Eligible Securityholders may register their interest to receive a personalised Securityholder Application Form either online at **www.stgeorge.com.au/about/investor** or by calling the **St.George InfoLine on 1800 804 457**.

Instructions on how to complete your Application Form are set out on the reverse side of each of the Application Forms.

For more information on how to apply for CPS - see Section 3.4.

2.2.6 Is there a minimum Application amount?
Yes. If you apply to invest in CPS, you must pay $100 per CPS on Application. You must apply for a minimum of 50 CPS ($5,000). If you apply for more than 50 CPS, you must apply for multiples of 10 CPS - that is, for incremental multiples of at least $1,000.

2.2.7 Is there brokerage or stamp duty payable?
No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS on ASX after CPS have been quoted on ASX.

2.3 REGULATORY AND TAXATION MATTERS

2.3.1 What is APRA?
APRA is the Australian Prudential Regulation Authority which is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry.

St.George is regulated by APRA because of its status as an ADI. APRA's prudential standards aim to ensure that ADIs (including St.George) maintain adequate capital to support the risks associated with their activities on both a stand-alone and group basis.

APRA's website at **www.apra.gov.au** includes further details of its functions, prudential standards and guidelines.

2.3.2 How are CPS treated by APRA for regulatory capital purposes?
The terms of CPS satisfy the current prudential guidelines for Non-innovative Residual Tier 1 Capital as set by APRA.

For more information about St.George's capital management - see Section 4.6. For more information on the pro-forma financial effect of the issue of CPS on St. George's capital position - see Section 4.7.

2.3.3 Could regulatory changes affect CPS?
Yes. If there is a regulatory change, and St.George determines (based on advice from a reputable legal counsel) that the regulatory change has certain specified effects, then a Regulatory Event will occur and St.George may choose Exchange.

For more information on St.George's right of Exchange and the definition of a Regulatory Event - see Sections 2.6.3 and 2.6.6.

2.3.4 Could tax changes affect CPS?
Yes. Various tax related actions or events (such as a change to the tax laws, a judicial decision or a public or private ruling) could (if St.George receives an opinion from a reputable legal counsel or tax adviser that the tax related action or event will have certain specified effects) be a Tax Event such that St.George may choose to Exchange.

For more information on St.George's right of Exchange and the definition of a Tax Event - see Sections 2.6.3 and 2.6.5.

2.4 DIVIDENDS

2.4.1 What are Dividends?
Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. For a Dividend to be paid, the Payment Tests must be satisfied - see Section 2.4.7.

Dividends are scheduled to be paid quarterly in arrears at the Dividend Rate - see Section 2.4.2.

2.4.2 How will the Dividend Rate be calculated?
The Dividend Rate for each quarterly Dividend will be set on the first Business Day of each Dividend Period and will be calculated using the following formula:

Dividend Rate
= (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**)

where:

Bank Bill Swap Rate is the Bank Bill Swap Rate applying on the first Business Day of the relevant Dividend Period;

Margin is 1.20% per annum - the Margin was determined under the Bookbuild; and

Tax Rate is the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).

As an example, assuming the Bank Bill Swap Rate on the Allotment Date is the same as that on 2 November 2006, then the Dividend Rate for the first Dividend Period (from the Allotment Date to 20 February 2007) will be calculated as follows:

Bank Bill Swap Rate (i.e. Bank Bill Swap Rate on 2 November 2006)	6.3733% p.a.
Plus: the Margin	1.2000% p.a.
Equivalent grossed-up Dividend Rate	7.5733% p.a.
Multiplied by (1 - Tax Rate)	x 0.70
Indicative fully franked Dividend Rate[1]	5.3013% p.a.

Note:
1 The calculation of the Dividend Rate will be rounded to four decimal places. The Bank Bill Swap Rate on which this calculation is based is for illustrative purposes only and does not indicate, guarantee or forecast the actual Dividend Rate. The actual Dividend Rate may be higher or lower than this.

The Dividend Rate set for each Dividend Period after the first Dividend Payment Date will be calculated using the above formula.

For more information on the calculation of the Dividend Rate - see clause 2.1 of the Terms of Issue.

2.4.3 How will the actual amount of the Dividend be calculated?
The Dividend scheduled to be paid on each Dividend Payment Date will be calculated using the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Face Value} \times \textbf{N}}{365}$$

where:

Dividend Rate is calculated as set out in Section 2.4.2;

Face Value is $100 per CPS; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

Continuing from the previous example, if the Dividend Rate was 5.3013% per annum as calculated in Section 2.4.2, then the Dividend on each CPS for an indicative Dividend Period of 90 days would be calculated as follows:

Fully franked Dividend Rate	5.3013% p.a.
Multiplied by the Face Value	x $100.00
Multiplied by number of days in the Dividend Period	x 90[1]
Divided by the number of days in a year	÷ 365
Fully franked Dividend	**$1.3072[2]**

Notes:

1 Dividend Periods will generally be 90 to 92 days. However, the first Dividend Period is expected to be 62 days as it is expected to start on the Allotment Date, 19 December 2006.

2 All calculations of Dividends will be rounded to the nearest four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS, any fraction of a cent will be disregarded. The Dividend Rate on which this calculation is based and the Dividend above are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend. The actual Dividend may be higher or lower than this.

For the calculation of the Dividend - see clause 2.1 of the Terms of Issue.

2.4.4 What is the Bank Bill Swap Rate?
The Bank Bill Swap Rate is a benchmark interest rate in the Australian money market, commonly used by major Australian banks to lend cash to each other over a 90 day period. On 2 November 2006, the Bank Bill Swap Rate was 6.3733% per annum.

For information on the movement in the Bank Bill Swap Rate over the last 20 years and the risks associated with movements in the Dividend Rate - see Section 5.1.4.

2.4.5 When will Dividends be paid?
Subject to the Payment Tests described in Section 2.4.7, Dividends are scheduled to be paid in arrears on each Dividend Payment Date. The first Dividend Payment Date is 20 February 2007. The last Dividend Payment Date is the date on which CPS are Exchanged.

After the first Dividend Period, the Dividend Rate will be determined and the Dividend will be paid on the following dates each year. If any of these days is not a Business Day, the Dividend Rate will be determined and the Dividend paid, respectively on the next Business Day.

Dividend Rate determined	Dividend Payment Date
20 February	20 May
20 May	20 August
20 August	20 November
20 November	20 February

2.4.6 How will your Dividends be paid?
Dividends will be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors. St.George reserves the right to vary the way in which any Dividend is paid.

If you are allotted any CPS, when you are sent your Holding Statement the Registry will provide you with a personalised direct credit form on which you can provide your Australian dollar financial institution account details if you wish to receive your Dividends by direct credit.

2.4.7 Will Dividends always be paid?
Dividends may not always be paid. For a Dividend to be paid, the Payment Tests must be satisfied. They can be summarised as:

- the Directors declaring a Dividend to be payable;
- St.George having sufficient profits available to pay the Dividend;
- St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines;
- the amount of the Dividend not exceeding St.George's Distributable Profits (unless APRA approves the payment of the Dividend); and
- in the case of an Optional Dividend, APRA giving its prior written approval.

If one or more of these conditions are not satisfied, a Dividend will not be paid. As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and may not receive payment of the Dividend at any later time.

For more information on the major risks affecting the level of profitability of St.George - see Section 5.2.

For the actual Payment Tests - see clause 2.3 of the Terms of Issue.

2.4.8 What are Distributable Profits?
Distributable Profits are an amount of profits within the Group from which Dividends can be paid. The amount is calculated at two levels within the Group - on a Level 1 and Level 2 basis as defined by APRA.

Broadly, Level 1 is the St.George corporate entity without its controlled entities and Level 2 is the consolidated banking group.

Distributable Profits are calculated on a Level 1 and Level 2 basis and whichever is lower is the amount available to pay Dividends. The calculation (which is conducted on both a Level 1 and a Level 2 basis) is as follows:

- the profits after tax of St.George/the Group (on a Level 2 basis) for the immediately preceding 12 month period ending 31 March or 30 September which are publicly available (or another amount determined by APRA); less
- the aggregate amount of dividends or interest paid or payable by a member of St.George/the Group (on a Level 2 basis) on its Upper Tier 2 Capital or Tier 1 Capital securities (which includes dividends on Ordinary Shares, but not intra-Group dividends or interest) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

St.George's Distributable Profits for the year ended 30 September 2006 were $411 million on a Level 1 basis and $297 million on a Level 2 basis. The difference between these two calculations will be influenced by various arrangements within the Group including how dividends are paid between subsidiaries within the Group and will vary from period to period.

For the full definition of Distributable Profits - see clause 9 of the Terms of Issue.

2.4.9 Can St.George make Optional Dividend payments?
The Directors may determine that an Optional Dividend is payable as described in clause 2.9(d) of the Terms of Issue. The payment of an Optional Dividend is subject to APRA giving its approval as well as the Payment Tests as described in Section 2.4.7.

2.4.10 What happens if a Dividend is not paid?
Dividends on CPS are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders have no right to receive that Dividend at any later time.

If 20 Business Days after a Dividend Payment Date St.George has not declared a Dividend or paid a declared Dividend in full, then a dividend stopper applies. This means that St.George must get the approval of a special resolution of Holders before it can pay any dividend or distribution on any Equal Ranking Capital Securities or on any Junior Ranking Capital Securities or make any return of capital on any Junior Ranking Capital Securities, unless:

- four consecutive Dividends scheduled to be paid on CPS, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;
- an Optional Dividend has been paid to the Holders equal to the aggregate amount of unpaid Dividends for the 12 months before the date of payment of the Optional Dividend;
- a pro rata payment is made on CPS and on Equal Ranking Capital Securities ranking equally with CPS in respect of those payments; or
- all CPS have been Exchanged.

Payment of Optional Dividends is subject to the Payment Tests - see Section 2.4.7.

For the full details on the dividend stopper and the circumstances in which it will not apply - see clause 2.9 of the Terms of Issue.

2.4.11 What happens if St.George is unable to pay fully franked Dividends?
If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component. If the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted by the dividend stopper - see Section 2.4.10.

For the formula that will apply to calculate the amount to be paid to compensate for the unfranked component - see clause 2.2(b) of the Terms of Issue.

2.4.12 What happens if the Australian corporate tax rate changes?
If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly.

For the formula that will apply to adjust the Dividend - see clause 2.2(a) of the Terms of Issue.

2.5 MANDATORY CONVERSION

2.5.1 What does Mandatory Conversion mean?
Mandatory Conversion means that CPS are designed to convert into a variable number of Ordinary Shares on 20 August 2012 - as long as both of the Mandatory Conversion Conditions are satisfied on that date. If they are not both satisfied on that date, then the Mandatory Conversion Date moves to the next Dividend Payment Date on which they are both satisfied.

When Mandatory Conversion occurs, you will receive a variable number of Ordinary Shares for each of your CPS equivalent to the Conversion Number - see Section 2.7.1.

CPS have been designed so that the Maximum Conversion Number will never apply to limit the number of Ordinary Shares that Holders will receive upon Mandatory Conversion. The Mandatory Conversion Conditions will prevent Mandatory Conversion from occurring on a possible Mandatory Conversion Date, if the Conversion Number is larger than the Maximum Conversion Number - see Section 2.5.3.

2.5.2 When is the Mandatory Conversion Date?
The Mandatory Conversion Date will be 20 August 2012 provided that both of the Mandatory Conversion Conditions are satisfied - see Section 2.5.3.

If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2012, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

If the First Test is not satisfied before a possible Mandatory Conversion Date, then St.George must issue a notice to ASX within five Business Days to inform all Holders that Mandatory Conversion will not occur on that possible Mandatory Conversion Date. As a result of this notice being issued, the next Dividend Payment Date will become the next possible Mandatory Conversion Date. The Mandatory Conversion Conditions will be tested again before that date.

For more information on the Mandatory Conversion Date - see clause 3.1 of the Terms of Issue.

Time frames for Mandatory Conversion Conditions

(Example using 20 August 2012 as possible Mandatory Conversion Date)



Five Business Days for St.George to issue notice to ASX if First Test fails
20 Business Day VWAP period
First Test (16 July 2012):
25th Business Day before possible Mandatory Conversion Date
20th Business Day before possible Mandatory Conversion Date
Second Test (17 August 2012):
Last Business Day of VWAP period (Business Day before possible Mandatory Conversion Date)
Possible Mandatory Conversion Date (20 August 2012)

2.5.3 What are the Mandatory Conversion Conditions?
CPS have been designed to protect you from Mandatory Conversion occurring if the Maximum Conversion Number would have applied so that you would receive less than $101.01 worth (based on the VWAP during the 20 Business Days before Mandatory Conversion) of Ordinary Shares per CPS on Mandatory Conversion.[1] These protections are called Mandatory Conversion Conditions.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different dates before a possible Mandatory Conversion Date. The dates and conditions are:

- **First Test:** on the 25th Business Day before a possible Mandatory Conversion Date, the VWAP (adjusted for the Conversion Discount) *must be at least* 60% of the Issue Share Price; and
- **Second Test** (only performed if First Test is satisfied): during the 20 Business Days before a possible Mandatory Conversion Date the VWAP (adjusted for the Conversion Discount) *must be at least* 50% of the Issue Share Price.

As an example, assuming the Issue Share Price was $30.00, then the following tables set out the calculations that St.George will do to determine if Mandatory Conversion is to occur on the first possible Mandatory Conversion Date - 20 August 2012. These examples assume that there are no changes to the VWAP or Maximum Conversion Number arising from transactions affecting the capital of St.George.

Assumptions

25th Business Day[2] before Mandatory Conversion Date	16 July 2012
20th Business Day before Mandatory Conversion Date	23 July 2012
Possible Mandatory Conversion Date	20 August 2012
20 Business Day period preceding (but not including) the possible Mandatory Conversion Date	23 July 2012 to 17 August 2012
Issue Share Price (expected to be set on 19 December 2006)	$30.00
60% of Issue Share Price = 60% of $30.00	$18.00
50% of Issue Share Price = 50% of $30.00	$15.00
Conversion Discount	0.01

Notes:

1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2 The Business Days set out in the above example are indicative only as there may be changes to the definition of Business Days by ASX before 20 August 2012 which may affect these dates.

To satisfy the First Test on 16 July 2012

St.George will calculate the VWAP on 16 July 2012.

First Test:

Is the VWAP of Ordinary Shares on that date (adjusted for the Conversion Discount) ≥ $18.00?

VWAP x (1.0 - Conversion Discount) ≥ $18.00

To calculate the relevant VWAP to ascertain whether the First Test is satisfied:

VWAP x (1.0 - 0.01) ≥ $18.00

VWAP ≥ $18.00 ÷ (1.0 - 0.01)

VWAP ≥ $18.18.

This example indicates that if the VWAP calculated on 16 July 2012 is *at least* $18.18 then the First Test of the Mandatory Conversion Conditions will be satisfied. As a result, the Mandatory Conversion process would progress to the Second Test that would be tested on the Business Day before 20 August 2012.

If the VWAP is less than $18.18 on 16 July 2012 then St.George will issue a notice by 23 July 2012 to ASX. This notice would inform all Holders that the possible Mandatory Conversion Date would be moved to the next Dividend Payment Date - 20 November 2012 - and the Mandatory Conversion Conditions would be tested again in the lead up to that date.

How does $18.18 relate to the Maximum Conversion Number?

Conversion Number

$$= \frac{\text{Face Value}}{\text{VWAP x (1.0 - Conversion Discount)}}$$

$$= \frac{100}{\$18.18 \text{ x } (1.0 - 0.01)}$$

$$= 5.5556$$

A VWAP of $18.18 on the 25th Business Day before the possible Mandatory Conversion Date is equivalent to a Conversion Number of 5.5556 Ordinary Shares per CPS. Therefore, under the First Test the Conversion Number calculated on 16 July 2012 would have to be equal to or less than 5.5556 for the First Test to be satisfied. 5.5556 is equivalent to 83.33% of the Maximum Conversion Number and this is how the First Test is expressed in the Terms of Issue in clauses 3.1(c) and 3.1(d).

To satisfy the Second Test on 17 August 2012

St.George would calculate the VWAP during the period of the 20 Business Days ending on (and including) 17 August 2012 (the Business Day immediately before 20 August 2012).

Second Test:

Is the VWAP of Ordinary Shares over that period (adjusted for the Conversion Discount) ≥ $15.00?

VWAP x (1.0 - Conversion Discount) ≥ $15.00

To calculate the relevant VWAP to ascertain whether the Second Test is satisfied:

VWAP x (1.0 - 0.01) ≥ $15.00

VWAP ≥ $15.00 ÷ (1.0 - 0.01)

VWAP ≥ $15.15.

This example indicates that if the VWAP calculated over the 20 Business Days ending on (and including) 17 August 2012 is *at least* $15.15, then the Second Test would be satisfied and Mandatory Conversion would occur. For details of the number of Ordinary Shares that you would receive per CPS on Mandatory Conversion - see Section 2.7.1.

If the VWAP over that period was less than $15.15 on that date then Mandatory Conversion would not occur. The next possible Mandatory Conversion Date would be the next Dividend Payment Date - 20 November 2012 when the Mandatory Conversion Conditions would be tested again in the lead up to that date.

How does $15.15 relate to the Maximum Conversion Number?

Conversion Number

$$= \frac{\text{Face Value}}{\text{VWAP x (1.0 - Conversion Discount)}}$$

$$= \frac{100}{\$15.15 \text{ x } (1.0 - 0.01)}$$

$$= 6.6667$$

A VWAP of $15.15 during the 20 Business Days ending on (and including) 17 August 2012 is equivalent to 6.6667 Ordinary Shares per CPS. Therefore, under the Second Test the Conversion Number calculated on 17 August 2012 would have to be equal to or less than 6.6667 for the Second Test to be satisfied. 6.6667 is equivalent to the Maximum Conversion Number and this is how the Second Test is expressed in the Terms of Issue in clauses 3.1(c) and 3.1(d).

Note:

1 The Business Days set out in the above examples are indicative only as there may be changes to the definition of Business Days by ASX before 20 August 2012 which may affect these dates.

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Allotment Date, which is expected to be on 19 December 2006. In this announcement to ASX, St.George will also detail what 50% and 60% of the Issue Share Price are and the expected equivalent number of Ordinary Shares per CPS that will be relevant for testing the Mandatory Conversion Conditions before the Mandatory Conversion Date as set out in the example above.

The range for the Ordinary Share price over the last five years is set out in the chart below. Over this period, the Ordinary Share price has risen by 97%. The Ordinary Share price is subject to fluctuations (both up and down) and the information provided about the Ordinary Share price is not a forecast of future price movements.

For more information on Mandatory Conversion - see clause 3.1 of the Terms of Issue. For more information on the Mandatory Conversion Conditions - see clause 3.1(c) of the Terms of Issue.

For more information on what happens if the Mandatory Conversion Conditions are not satisfied - see Section 2.5.2.

2.5.4 What is the Maximum Conversion Number?
CPS qualify as Non-innovative Residual Tier 1 Capital (among other things) due to the existence of the Maximum Conversion Number. Effectively the Maximum Conversion Number sets a floor in the Ordinary Share price at which Mandatory Conversion will occur.

The Maximum Conversion Number will be calculated on the Allotment Date using the following formula:

$$\textbf{Maximum Conversion Number} = \frac{\textbf{Face Value}}{0.5 \times \textbf{Issue Share Price}}$$

where:

Face Value is $100 per CPS; and

Issue Share Price[1] (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date. The Allotment Date is expected to be 19 December 2006.

For example, if the Issue Share Price is $30.00, then the Maximum Conversion Number will be 6.6667 Ordinary Shares.

Face Value (per CPS)	$100.00
Divided by 50% of the Issue Share Price (50% of $30.00)	÷ $15.0000[2]
Maximum Conversion Number per CPS[3]	**6.6667**

Notes:

1 In the formula for Maximum Conversion Number set out in clause 3.5 of the Terms of Issue, the Issue Share Price is called VWAP.

2 Rounded to nearest four decimal places.

3 The Maximum Conversion Number will be rounded to four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

St.George will issue an announcement to ASX detailing what the Maximum Conversion Number is after the Allotment Date, which is expected to be on 19 December 2006.

St.George Ordinary Share price


$35
$30
$25
$20
$15
NOV 01
NOV 02
NOV 03
NOV 04
NOV 05
NOV 06

For more information on the Maximum Conversion Number - see clause 3.5(c) of the Terms of Issue.

The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors).

For details of the adjustments that apply to the Maximum Conversion Number - see clauses 3.7 to 3.11 of the Terms of Issue.

2.5.5 What is the Issue Share Price?
The Issue Share Price (expressed as dollars and cents) is the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date.

2.5.6 What will you receive on Mandatory Conversion?
The existence of the Mandatory Conversion Conditions ensures that on Mandatory Conversion, Holders will receive Ordinary Shares to the value of $101.01 for each CPS on the Mandatory Conversion Date.[1] The $101.01 worth of Ordinary Shares will be calculated based on the VWAP during the 20 Business Days before Mandatory Conversion.

For details of how many Ordinary Shares you will receive on Mandatory Conversion - see Section 2.7.1.

2.5.7 When will you receive your Ordinary Shares on Mandatory Conversion?
The day on which you will receive your Ordinary Shares will be the Mandatory Conversion Date. In the Terms of Issue this date may also be called the Exchange Date when the Terms of Issue refer to conversion in the circumstances of Mandatory Conversion.

2.6 EXCHANGE BY ST.GEORGE

2.6.1 What is Exchange by St.George?
St.George may choose (subject to APRA giving its approval) to:

- convert each CPS into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy back or cancel CPS for the Face Value of $100 each; or
- undertake a combination of the above.

St.George must not choose conversion as the method of Exchange if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.

Any buy-back or cancellation of CPS will be subject to St.George obtaining all relevant consents.

For further information about Exchange by St.George - see clause 3.2 of the Terms of Issue.

2.6.2 Can a Holder request Exchange?
No. Holders have no right to request Exchange.

2.6.3 When can St.George require Exchange?
St.George:

- **may** choose Exchange of all (but not some only) of CPS on issue by giving a notice to Holders at any time after a Tax Event or Regulatory Event; and
- **must** choose Exchange of all (but not some only) of CPS on issue by giving a notice to Holders no later than the latest to occur of five Business Days after APRA giving its written approval and six months after an Acquisition Event.

For more information on Exchange - see clause 3 of the Terms of Issue.

2.6.4 When will you receive your Ordinary Shares or cash on Exchange?
The day on which you will receive your Ordinary Shares or cash on Exchange will be called the Exchange Date. The Exchange Date will be the 20th Business Day after (but not including) the day St.George issues an Exchange Notice to Holders, unless St.George determines an earlier Exchange Date.

For more information on when the Exchange Date will be determined - see clause 3.2(f) of the Terms of Issue.

2.6.5 What is a Tax Event?
Broadly, a Tax Event occurs when St.George receives professional advice that (as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date) there is a more than insubstantial risk that:

- St.George would be exposed to a more than an insignificant increase in its costs in relation to CPS being on issue; or
- CPS will not be treated as equity interests for taxation purposes; or
- franking credits may not be available to Holders.

After a Tax Event, St.George may choose Exchange of all (but not some only) of CPS on issue.

For the full definition of a Tax Event - see clause 9 of the Terms of Issue.

Note:
1 The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

2.6.6 What is a Regulatory Event?
Broadly, a Regulatory Event occurs when St.George receives advice from a reputable legal counsel that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or the Directors determine that St.George is not or will not be entitled to treat all CPS as eligible Tier 1 Capital.

After a Regulatory Event, St.George may choose Exchange of all (but not some only) of CPS on issue.

For the full definition of a Regulatory Event - see clause 9 of the Terms of Issue.

2.6.7 What is an Acquisition Event?
An Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or
- the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

No later than the latest to occur of five Business Days after APRA giving its written approval and six months after the occurrence of an Acquisition Event, St.George must choose Exchange of all (but not some only) of CPS on issue.

For the full definition of an Acquisition Event - see clause 9 of the Terms of Issue.

2.6.8 What is the Buy-Back Agreement?
Each Holder will enter into a Buy-Back Agreement with St.George on the relevant Exchange Date if St.George elects to use a buy-back as the method of Exchange. The Buy-Back Agreement that will be in place will have the terms set out in the schedule to the Terms of Issue.

The Buy-Back Agreement provides that St.George will buy back each CPS for its Face Value on the relevant Exchange Date. Each Holder:

- irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the CPS; and
- agrees that, in exercising this power of attorney, St.George shall be entitled to act in the interests of St.George as the buyer of CPS.

The Buy-Back Agreement will take effect on, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to Holders that it has determined to buy back the CPS identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

For the details of the Buy-Back Agreement - see the schedule to the Terms of Issue.

2.7 CONVERSION NUMBER AFTER MANDATORY CONVERSION OR EXCHANGE BY ST.GEORGE

2.7.1 How many Ordinary Shares will you receive on conversion?
Conversion will occur in two circumstances:

- on Mandatory Conversion - on a Mandatory Conversion Date; or
- if St.George chooses conversion as the method of Exchange after a Tax Event, Regulatory Event or Acquisition Event - on an Exchange Date.

The number of Ordinary Shares you will receive for each CPS on conversion will be the Conversion Number. The Conversion Number will be calculated by reference to the Face Value and the VWAP during the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date (as applicable).

The Conversion Number will be calculated on the Business Day before the Mandatory Conversion Date or Exchange Date (as applicable) using the following formula:

Conversion Number

$$= \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

Face Value is $100 per CPS;

VWAP (expressed as dollars and cents) means the VWAP during the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the Exchange Date (as applicable); and

Conversion Discount means 0.01.

Following on from the example in Section 2.5.3, assume the VWAP calculated over the 20 Business Day period ending on (but not including) the Mandatory Conversion Date or the Exchange Date was $20.00.

Face Value (per CPS)		$100.00
Divided by:		
VWAP	$20.0000	
Multiplied by (1.0 - 0.01)	x 0.99	
Equals		÷ $19.8000
Conversion Number per CPS		**5.0505[1]**

Note:

1 The Conversion Number will be rounded to the nearest four decimal places. For the purposes of issuing Ordinary Shares on conversion in respect of a Holder's total holding of CPS, any fraction of an Ordinary Share will be disregarded.

In this example, the Conversion Number of 5.0505 is less than the Maximum Conversion Number of 6.6667 (as calculated in the previous example) and as a result the value of Ordinary Shares received per CPS would be $101.01 = $20.00 x 5.0505 (subject to rounding on conversion of total holdings of CPS). The VWAP of Ordinary Shares during the 20 Business Days before Mandatory Conversion may differ from the Ordinary Share price on or after Mandatory Conversion. This means that the value of Ordinary Shares received on Mandatory Conversion of each CPS may be worth more or less than $101.01.

If the above example was being calculated for Exchange after a Tax Event, Regulatory Event or Acquisition Event, then St.George will be unable to choose conversion as a method of Exchange if, the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price.

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue.

For the Conversion Number formula - see clause 3.5 of the Terms of Issue.

For details on the ability of St.George to elect conversion under a Tax Event, Regulatory Event or Acquisition Even - see clause 3.2(e) of the Terms of Issue.

2.7.2 What is the effect of the Maximum Conversion Number?

If the total number of Ordinary Shares to be issued on conversion of each CPS is greater than the Maximum Conversion Number then, in the case of:

- Mandatory Conversion - the Mandatory Conversion Conditions will not be satisfied, which means that the CPS will not convert on that possible Mandatory Conversion Date; or
- a Tax Event, Regulatory Event or Acquisition Event - the Conversion Number will be equal to the Maximum Conversion Number. However, if the VWAP on the second Business Day before the proposed date of dispatch of the Exchange Notice (adjusted for the Conversion Discount) was less than 60% of the Issue Share Price then St.George could not choose conversion as the method of Exchange. This VWAP (adjusted for the Conversion Discount) is equivalent to the number of Ordinary Shares per CPS that is 83.33% of the Maximum Conversion Number.

2.8 RANKING

2.8.1 Where do CPS rank in a winding up of St.George?

If St.George is wound up, Holders will be entitled to a return of capital (up to $100 per CPS) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all depositors and creditors ranking ahead of CPS have been paid. Holders rank for payment on a winding up of St.George ahead of holders of Ordinary Shares and effectively equal with holders of Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but are subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

CPS do not confer any further right to participate in a distribution of St.George's surplus assets.

For details of the ranking of CPS - see clause 4.1 of the Terms of Issue.

2.9 OTHER QUESTIONS

2.9.1 Is St.George restricted in relation to other securities it may issue?

St.George reserves the right in the future to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS. That ranking may be in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George, or otherwise.

2.9.2 Do CPS have any participation rights?

CPS do not carry a right to participate in issues of securities or capital reconstructions of St.George.

2.9.3 Do Holders have voting rights?

Holders do not generally have voting rights, except in the limited circumstances prescribed by the ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each CPS will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately before the relevant meeting - see clause 5 of the Terms of Issue.

2.9.4 How do CPS compare to SPS and SAINTS?

The table on the following page provides a summary of the main features of CPS, SPS and SAINTS. This list is not a definitive guide to all the features of these instruments.

Comparison of CPS to SPS and SAINTS

Feature	CPS	SPS and SAINTS
Legal form	Preference share	Preference share
Issuer	St.George	St.George
Quotation on ASX	Yes[1]	Yes
Issue date	Expected to be 19 December 2006	20 June 2006 and 13 August 2004, respectively
Maturity	Perpetual	Perpetual
Distribution	Dividend	Dividend
Non-cumulative	Yes	Yes
Expected to be fully franked	Yes	Yes
Dividend rate	(market rate + Margin) x (1 - Tax Rate)	(market rate + margin) x (1 - Tax Rate)
Market rate	Floating rate based on 90 Bank Bill Swap Rate - payable quarterly in arrears	Floating rate based on 90 Bank Bill Swap Rate - payable quarterly in arrears
Margin	1.20% per annum	1.10% per annum and 1.35% per annum, respectively
Dividend payment tests	Apply	Apply
Step-up date	Not applicable	20 August 2016 and 20 November 2014, respectively
Step-up margin increase	Not applicable	One time step-up of 1.00% per annum at the step-up date
Mandatory Conversion	St.George must convert CPS into Ordinary Shares on the Mandatory Conversion Date	No
Mandatory Conversion Date	20 August 2012, or the first Dividend Payment Date after 20 August 2012, when both of the Mandatory Conversion Conditions are satisfied	Not applicable
Exchange events	St.George may choose Exchange on a Tax Event or Regulatory Event and must choose Exchange after an Acquisition Event	St.George may choose exchange on a tax event, regulatory event or acquisition event or on the step-up date
Holders can request redemption	No	No
Number of Ordinary Shares on conversion calculated as	$\frac{\text{Face Value}}{\text{VWAP x (1 - Conversion Discount of 1.00\%)}}$	$\frac{\text{Face value}}{\text{VWAP x (1 - conversion discount of 2.50\%)}}$
Ranking in liquidation	Pro rata with preference shares	Pro rata with preference shares
Qualifying Tier 1 Capital	Yes (Non-innovative)	Yes (innovative)

Note:
1 If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

2.9.5 How can you find out more information about the Offer?
If, after reading this Prospectus, you have any questions, please consult your financial adviser or other professional adviser.

Details of the Offer

This Section sets out what you must do if you wish to apply for CPS and details of quotation if you are successfully Allocated any CPS, including:

- who may apply;
- when to apply;
- how to apply;
- how to pay;
- obtaining a Prospectus and completing and the Application Form;
- privacy;
- Allocation policy; and
- the process for CPS to be admitted by ASX for quotation, and details about ASX quotation, trading and dispatch of Holding Statements.



3. Details of the Offer

3.1 OFFER

The Offer comprises:

- a Securityholder Offer - made to Eligible Securityholders;
- a Broker Firm Offer - made to Australian resident retail clients of Co-Managers and Participating Brokers; and
- an Institutional Offer - made to certain Institutional Investors who were invited by the Joint Lead Managers to bid for CPS through the Bookbuild - see Section 3.8.1.

3.2 WHO MAY APPLY

You may apply for CPS if you are:

- an Eligible Securityholder;
- an Australian resident retail client of a Co-Manager or Participating Broker; or
- an Institutional Investor who was invited by the Joint Lead Managers to bid for CPS through the Bookbuild.

There is no general public offer of CPS.

Applications must be for a minimum of 50 CPS ($5,000).

No action has been taken in any jurisdiction outside Australia to permit the offer of CPS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS in that jurisdiction.

For more information on foreign selling restrictions - see Section 7.4.

3.3 WHEN TO APPLY

The Offer is open as at the date of this Prospectus, which is 16 November 2006.

The Securityholder Offer has a different Closing Date to the Broker Firm Offer to allow sufficient time for the processing of cheques received with Applications made under the Securityholder Offer. The Closing Date for:

- the Securityholder Offer is expected to be **5.00pm on 11 December 2006**. Completed personalised Securityholder Application Forms and Application Payments must be received by the Registry no later than that time; and
- the Broker Firm Offer is expected to be **10.00am on 18 December 2006**. Completed Broker Firm Application Forms and Application Payments must be received by Co-Managers and Participating Brokers in accordance with arrangements made between them and the Broker Firm Applicant.

For more information on how to apply - see Section 3.4.

St.George, in conjunction with the Joint Lead Managers, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer before allotment of CPS.

St.George may withdraw or cancel the Offer at any time before the Allotment Date.

3.4 HOW TO APPLY

Eligible Securityholders
If you are an Eligible Securityholder and want to apply for CPS, then you must complete and return your personalised Securityholder Application Form during the Offer Period, which opened on the date of this Prospectus, which is 16 November 2006 and, for Eligible Securityholders, is expected to end on 11 December 2006. Instructions on how to complete your personalised Securityholder Application Form are set out on the reverse side of that form.

Your completed personalised Securityholder Application Form and Application Payment should be returned to either of the addresses below so that they are received by the Registry before the Closing Date:

by **mail** to:	by **hand** to:
Computershare Investor Services Pty Limited	Computershare Investor Services Pty Limited
GPO Box 253	Level 3, 60 Carrington Street
Sydney NSW 2001	Sydney NSW 2000.

Application Forms and Application Payments will NOT be accepted at any other address (including St.George's registered office or any other St.George office or branch) or by any other means.

Broker Firm Applicants
If you are a Broker Firm Applicant, then you should contact your Co-Manager or Participating Broker for information on how to submit the Broker Firm Application Form and your Application Payment.

The Settlement Date for the Broker Firm Offer is expected to be 18 December 2006. Your Co-Manager or Participating Broker must have received your completed Broker Firm Application Form and Application Payment in time to arrange settlement on your behalf by this date. Your Co-Manager or Participating Broker will act as your agent in processing your Broker Firm Application Form and providing your Application details and Application Payment to St.George.

If you download the electronic version of this Prospectus, you should ensure that you download and read the Prospectus in its entirety. You cannot apply online except where the facility is provided by a Co-Manager or Participating Broker.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanied by a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.5 HOW TO PAY

3.5.1 Minimum Application amount

The application price of each CPS is $100. Your Application must be for a minimum of 50 CPS ($5,000). If your Application is for more than 50 CPS, you must apply in multiples of 10 CPS, that is for incremental multiples of at least $1,000.

St.George and the Joint Lead Managers reserve the right to reject any Application, or to Allocate a lesser number of CPS than applied for, including less than the minimum Application of 50 CPS ($5,000).

3.5.2 Application Payments held in trust

All Application Payments received before CPS are issued will be held by St.George in a trust account established solely for the purposes of depositing Application Payments received. Any interest that accrues in the trust account will be retained by St.George.

3.5.3 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your CPS on ASX after CPS have been quoted on ASX.

3.5.4 Refunds

If the Offer does not proceed for any reason and CPS are not issued, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

If you are allotted and issued less than the number of CPS that you applied for, you will receive a refund of part of your Application Payment as soon as possible after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

3.6 OBTAINING A PROSPECTUS AND COMPLETING THE APPLICATION FORM

If you are an Eligible Securityholder who wants to apply for CPS through the Securityholder Offer, you must apply on your personalised Securityholder Application Form.

To receive a printed copy of this Prospectus and your personalised Securityholder Application Form, register your interest either:

- online at **www.stgeorge.com.au/about/investor**; or
- by calling the **St.George InfoLine on 1800 804 457.**

St.George intends to mail a copy of this Prospectus and a personalised Securityholder Application Form after the Opening Date to Eligible Securityholders who have requested the Prospectus.

If you are a **Broker Firm Applicant**, who wants to apply for CPS, you must apply on a Broker Firm Application Form, which is included in the back of this Prospectus.

Broker Firm Applicants must send their completed Broker Firm Application Form and Application Payment to their Co-Manager or Participating Broker, and NOT to the Registry, within sufficient time to enable their Co-Manager or Participating Broker to settle their Broker Firm Allocation by the Settlement Date, which is expected to be 18 December 2006.

An electronic copy of this Prospectus and the Broker Firm Application Form will be available to persons in Australia online at **www.stgeorge.com.au/about/investor** during the Offer Period. If you access an electronic copy of this Prospectus, you should ensure that you download and read the entire Prospectus. Your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus.

There is no facility for Broker Firm Applicants to submit their Applications electronically except where the facility is provided by a Co-Manager or Participating Broker.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457.**

3.6.1 Provision of bank account details for Dividends

Dividends shall be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors.

If you choose to receive Dividends via direct credit:

- the Registry will send you a personalised direct credit form requesting your account details when your Holding Statement is dispatched to you. Please complete and return this direct credit form as soon as possible; and
- St.George will pay your Dividends directly into an Australian dollar account of a financial institution nominated by you.

3.6.2 Provision of Tax File Number or Australian Business Number

If you are issued any CPS, the Registry will provide you with a form (when your Holding Statement is dispatched to you) that will request that you provide your TFN, ABN or both.

You do not have to provide your TFN or ABN. However, St.George may be required to withhold Australian tax at the highest marginal tax rate (currently 46.5% including the medicare levy) on the amount of any Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if CPS are held in the course of an enterprise carried on by you).

3.6.3 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your CPS (and, if they are issued in the future on Exchange, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide St.George by completing an Application Form – see Section 3.7.

3.7 PRIVACY

When making an Application, Applicants will be required to provide personal information to St.George. St.George will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the personal information to be collected. If an Applicant does not provide the personal information requested, the Application may not be processed efficiently, or at all.

St.George may disclose an Applicant's personal information for purposes related to the Applicant's investment to its agents and service providers including those listed below or as otherwise authorised under the *Privacy Act 1988* (Cth):

- the Joint Lead Managers - in order to assess the Application;
- the Registry - for ongoing administration of the register; and
- the printers and the mailing house - for the purposes of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's personal information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. An Applicant may elect not to have their personal information used for this purpose by telephoning the **St.George InfoLine on 1800 804 457**.

Personal information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such personal information in accordance with St.George's privacy policy.

Under the *Privacy Act 1988* (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the Registry. An Applicant's request for access may be denied in some circumstances and if this happens the Applicant will be told why. An Applicant can request access to personal information by writing to, or telephoning, the Registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Email: privacy@computershare.com.au

St.George InfoLine 1800 804 457.

You can obtain a copy of St.George's privacy policy at **www.stgeorge.com.au**.

3.8 ALLOCATION POLICY

The Allocation policy for Institutional Investors, Co-Managers and Participating Brokers has been determined under the Bookbuild.

Allocations for the Securityholder Offer will be determined by St.George in consultation with the Joint Lead Managers at the close of the Securityholder Offer. Any scale back will be announced on ASX on the day CPS commence trading on a deferred settlement basis, which is expected to be 20 December 2006.

3.8.1 Bookbuild

The Bookbuild is a process that was conducted by the Joint Lead Managers in consultation with St.George to determine the Margin and firm Allocations to Institutional Investors, Co-Managers and Participating Brokers. In this process, Institutional Investors, Co-Managers and certain other brokers were invited to lodge bids for a number of CPS within the Margin range of 1.10% per annum to 1.40% per annum. On the basis of those bids, St.George and the Joint Lead Managers have determined the Margin to be 1.20% per annum as well as determining firm Allocations to Institutional Investors, Co-Managers and other brokers (the other brokers who received a firm Allocation became Participating Brokers).

The Bookbuild was conducted under the terms and conditions agreed by St.George and the Joint Lead Managers in the Offer Management Agreement - see Section 7.3.

At the conclusion of the Bookbuild St.George Allocated firm $250 million to Institutional Investors, Co-Managers and Participating Brokers. The oversubscriptions amount of $75 million has been reserved for the Securityholder Offer.

CPS Allocated firm to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild will be issued through Applications made under this Prospectus.

3.8.2 Settlement underwriting

The Joint Lead Managers have agreed with St.George to settlement underwrite the number of CPS Allocated to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild. Settlement underwrite means that if any of the Institutional Investors, Co-Managers or Participating Brokers fail to deliver valid Applications including Application Payments to St.George by the Settlement Date (which is the day before the Allotment Date), the Joint Lead Managers will be issued with and pay for those CPS.

Under the Offer Management Agreement, as part of this settlement underwriting, the Joint Lead Managers will pay to St.George, or procure payment to St.George of, the aggregate proceeds raised from Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild by the Settlement Date.

The Offer Management Agreement may be terminated by the Joint Lead Managers in certain circumstances. If the Offer Management Agreement is terminated, Institutional Investors, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

For details of the fees to be paid to the Joint Lead Managers and the Co-Managers and Participating Brokers - see Section 7.6.

3.8.3 Allocations

Securityholder Offer

Eligible Securityholders, who submit a Securityholder Application Form and Application Payment, may receive an Allocation, subject to the right of St.George in consultation with the Joint Lead Managers, to determine the Allocations when the Offer closes.

St.George and the Joint Lead Managers reserve the right (at their discretion) to:

- Allocate to an Eligible Securityholder all CPS for which that Eligible Securityholder has applied;
- reject any Application by an Eligible Securityholder; or
- Allocate to any Eligible Securityholder a lesser number of CPS than that applied for.

No assurance is given that any Eligible Securityholder will receive an Allocation.

Where no Allocation is made, or the value of CPS Allocated is less than the value for which an Application is made, surplus Application Payments will be returned to Eligible Securityholders (without interest) as soon as possible.

At the conclusion of the Bookbuild St.George Allocated firm $250 million to Institutional Investors, Co-Managers and Participating Brokers. The oversubscriptions amount of $75 million has been reserved for the Securityholder Offer.

Broker Firm Offer

Allocations to Applicants by a Co-Manager or Participating Broker are at the discretion of that Co-Manager or Participating Broker. Broker Firm Allocations to Co-Managers and Participating Brokers have been determined by, and subject to, the terms and conditions of the Bookbuild.

Allocations by Co-Managers and/or Participating Brokers to their Australian resident retail clients are at the discretion of that Co-Manager and/or Participating Broker, not St.George (acting in its capacity as the issuer of CPS) or the Joint Lead Managers.

Institutional Offer

Allocations to Institutional Investors have been determined by, and subject to, the terms and conditions of the Bookbuild.

After CPS are allotted to any Applicants, the Application Payment held in trust will be payable to St.George. St.George intends to allot CPS on 19 December 2006.

3.9 ASX QUOTATION, TRADING AND HOLDING STATEMENTS

3.9.1 ASX quotation

St.George has applied to ASX for CPS to be quoted on ASX. Quotation is not guaranteed or automatic. If ASX does not grant permission for CPS to be quoted, CPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

CPS are expected to trade under ASX code 'SGBPD'.

3.9.2 Holding Statement dispatch and trading

Holding Statements are expected to be dispatched to Successful Applicants by 21 December 2006.

In addition, you may call the **St.George InfoLine on 1800 804 457** or your Co-Manager or Participating Broker after the Allotment Date to enquire about your Allocation.

It is the responsibility of each Applicant to confirm their Allocation (if any) before trading in CPS. If you sell CPS before you receive your Holding Statement, you do so at your own risk (even if you obtained information on your Allocation from the **St.George InfoLine on 1800 804 457**).

The CPS are then expected to begin trading on ASX (on a normal settlement basis) on 22 December 2006.

3.10 CHESS

St.George will apply to ASX for CPS to participate in CHESS and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the issue of CPS, Successful Applicants will receive either a CHESS allotment confirmation notice or an issuer sponsored Holding Statement. It is expected that CHESS allotment confirmation notices and Holding Statements will be dispatched by standard post soon after CPS are issued.

Holding Statements, which are similar to bank account statements, will set out the number of CPS issued to Successful Applicants under this Prospectus. The Holding Statement will also set out the HIN (for CPS held on the CHESS subregister) or SRN (for CPS held on the issuer sponsored subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of CPS held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the Registry.

3.11 ENQUIRIES

You should consult your financial adviser or other professional adviser if you:

- have enquiries about how to apply for CPS or about the Offer and Allocation policy;
- require assistance to complete the Application Form; or
- require a copy of this Prospectus and the Application Form.

If you are unclear in relation to any matter, or are uncertain if CPS are a suitable investment for you, you should consult your financial adviser or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt about the action you should take, you should immediately contact your Co-Manager, Participating Broker or other professional adviser.

Overview of St.George

This Section sets out:

- where to find information about St.George;
- an overview of St.George's business;
- a summary of St.George's financial performance;
- the outlook for St.George's business;
- information on St.George's risk management framework;
- St.George's capital management strategy and capital ratios;
- pro-forma financial information for the effect of the issue of CPS on St.George; and
- information on the credit ratings relevant to the Offer.



4. Overview of St.George

4.1 INFORMATION ABOUT ST.GEORGE

St.George is a disclosing entity under the Corporations Act and is listed on ASX and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules.

In particular, St.George has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning St.George, which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares, SPS or SAINTS. This information is available on the public file at ASX and at **www.stgeorge.com.au**.

Copies of documents lodged with ASIC in relation to St.George may be obtained or inspected at an ASIC office.

You have a right to obtain a copy of any of the following documents:

- the annual financial report most recently lodged with ASIC by St.George;
- any half year financial report lodged with ASIC by St.George after the lodgement of that annual report and before the lodgement of the Prospectus with ASIC; and
- any continuous disclosure notices given by St.George after the lodgement of that annual financial report and before the lodgement of the Prospectus with ASIC.

During the Offer Period, you can obtain a copy of the above documents free of charge at **www.stgeorge.com.au** or by phoning the **St.George InfoLine on 1800 804 457**.

4.2 OVERVIEW OF ST.GEORGE

St.George is the fifth largest banking group in Australia in terms of total lending assets, with a market capitalisation of $17.2 billion as at 2 November 2006. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 30 September 2006, St.George had total assets of $107.0 billion and shareholders' equity of $5.3 billion. St.George has a national presence in Australia with a large customer base and primarily operates in New South Wales and South Australia.

St.George has approximately 390 branches and also distributes its products through third parties such as mortgage brokers.

As at 30 September 2006, St.George employed 8,598 full time equivalent employees. There are four main business divisions:

- **Retail Bank**
  Retail Bank is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits, small business banking and financial planning. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking;
- **Institutional and Business Banking**
  Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing (including factoring and invoice discounting);
- **BankSA**
  BankSA is responsible for providing retail banking and business banking services to customers in South Australia and the Northern Territory. These services are now extending into country New South Wales and Victoria; and
- **Wealth Management**
  Wealth Management is responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

4.3 FINANCIAL PERFORMANCE

St.George's net profit after tax, minority interests, preference dividends and significant items for the year to 30 September 2006 was $1,048 million, up 17.9% from $889 million for the year to 30 September 2005. Basic earnings per Ordinary Share before significant items, hedging and non-trading derivatives volatility and goodwill increased by 13.1% from 173.1 cents to 195.8 cents for the same period.

The following table sets out a consolidated historical income statement for St.George for the years ended 30 September 2005 and 30 September 2006. The audited income statement for the year ended 30 September 2006 has been prepared on a 'full' AIFRS basis (including the impact of all AIFRS). The unaudited income statement for the year ended 30 September 2005 has also been prepared on a 'full' AIFRS basis.

Consolidated income statement

$ million	Year ended 30-Sep-05	Year ended 30-Sep-06
Interest income	5,916	6,814
Interest expense	4,055	4,799
Net interest income	**1,861**	**2,015**
Non-interest income	**833**	**953**
Total income	**2,694**	**2,968**
Bad and doubtful debts expense	128	144
Operating expenses	1,280	1,299
Total operating expenses	**1,408**	**1,443**
Share of net profit of equity accounted associates	3	-
Operating profit before income tax	**1,289**	**1,525**
Income tax expense	396	470
Operating profit after income tax	**893**	**1,055**
Minority interests	5	1
Operating profit after income tax and minority interests	**898**	**1,056**
Preference dividends	17	20
Profit available to Ordinary Shareholders	**881**	**1,036**
Add: profit on significant items	8	12
Operating profit after tax, minority interests, preference dividends and significant items	**889**	**1,048**

4.4 OUTLOOK STATEMENT

The Australian economy registered solid growth over the past year, supported by the resources boom, strong business investment and a healthy labour market. However, the housing market generally weakened and the economies of New South Wales and South Australia grew more slowly than the national average. While growth in New South Wales and South Australia is expected to continue to be below the national average, we anticipate that these economies will remain resilient. These expectations factor in the likelihood of a further interest rate rise.

Our home loan receivables are targeted to grow in line with system, which we anticipate to be in the 10% to 12% range. We expect to continue to deliver our excellent lending growth in Victoria, Queensland and Western Australia. We also expect our Wealth Management and Middle Market businesses to exceed and double system growth, respectively. Deposit volumes and mix will be managed to ensure profitable growth.

Assuming a reasonably robust economic environment, we are targeting 10% earnings per share growth for both 2007 and 2008 on a cash AIFRS basis.

4.5 RISK MANAGEMENT

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George has a well established and integrated framework to manage these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysis of risk.

The Bank's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 applying for the advanced approach for credit risk with regard to its retail lending portfolio, and the foundation approach for credit risk with regard to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options, being basic, standardised and advanced approaches. St.George is aiming to adopt the advanced approach for operational risk and in September 2006 lodged its application with APRA. For both credit and operational risk, the timing of adoption of these approaches is subject to satisfying APRA's advanced level Basel II accreditation requirements.

4.6 CAPITAL MANAGEMENT

4.6.1 St.George's target Tier 1 Capital Ratio

St.George targets a Tier 1 Capital Ratio of 7.0% to 7.5%. As at 30 September 2006, St.George's Tier 1 Capital Ratio was 6.9% and its Total Capital Ratio was 10.8%, which exceeded the 10% minimum Total Capital Ratio required by APRA for St.George.

St.George's Tier 1 Capital Ratio of 6.9% as at 30 September 2006, is currently below its target range due to the $300 million buy-back of Ordinary Shares in February 2006. APRA granted St.George temporary relief on returning to its Tier 1 Capital target range until APRA's prudential standards on Tier 1 Capital instruments were finalised and St.George could proceed to issue qualifying Tier 1 Capital instruments. After the issue of CPS, St. George expects that its Tier 1 Capital Ratio will be back within its target range of 7.0% to 7.5%.

4.6.2 APRA's capital adequacy requirements

From 1 July 2006, St.George is required to measure its capital adequacy based on APRA's regulatory approach to AIFRS. In accordance with APRA's transitional arrangements, the difference between St.George's previous AGAAP capital base at 30 June 2006 and AIFRS capital base on 1 July 2006, is subject to transitional relief until 31 December 2007. St.George has agreed with APRA that the reduction in St.George's capital base which will be the subject of this transitional relief is $261 million. This comprises transitional relief in relation to new deductions from Tier 1 Capital for capitalised software, establishment of the general reserve for credit losses and a reduction in retained profits resulting from tax-effecting the asset revaluation reserve.

On 31 May 2006, APRA issued its revised prudential standards on Tier 1 Capital instruments to reflect its approach to the adoption of AIFRS. The revised standards reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and Non-innovative Residual Tier 1 Capital) of 25% of net Tier 1 Capital. The new limits apply from 1 January 2008, with some transitional relief being available until 1 January 2010 (subject to agreement with APRA).

As at 30 September 2006, St.George's innovative capital on issue represented 18.9% of gross Tier 1 Capital (excluding hybrid equity), which is within the current innovative limit of 25% of gross Tier 1 Capital (excluding hybrid equity). St.George expects to continue using Residual Tier 1 Capital instruments in managing its capital position going forward.

St.George is regulated by APRA on both a Level 1 and Level 2 basis. Level 1 refers to the authorised deposit-taking institution as a stand-alone entity, while Level 2 refers to the consolidated banking group. More information on Level 1 and Level 2 regulation can be found on the APRA website at **www.apra.gov.au**.

For information on how St.George's Distributable Profits differs on a Level 1 and Level 2 basis - see Section 2.4.8.

4.6.3 Recent and anticipated capital management initiatives

The following capital management initiatives were undertaken during the year ended 30 September 2006:

- $8.2 billion of residential loan receivables were securitised through the Crusade Securitisation Program;
- 6.5 million Ordinary Shares were issued under St.George's dividend reinvestment plan (DRP), raising $186 million of capital;
- the conversion of $300 million of PRYMES into 10,309,170 Ordinary Shares in February 2006, based on a conversion price of $29.07 per share;
- the buy-back of 11,677,657 Ordinary Shares in February 2006 at a price of $25.69 per share; and
- the issue of 1.5 million Step-up Preference Shares in June 2006, raising $148 million of capital.

The DRP will operate for the final dividend with no discount and will not be underwritten.

St.George expects to maintain its Total Capital Ratio above the 10% minimum Total Capital Ratio required by APRA for St.George.

4.7 PRO-FORMA FINANCIAL INFORMATION

The following consolidated pro-forma balance sheet and consolidated pro-forma capital adequacy position for St.George as at 30 September 2006 set out the expected effect of the Offer on St.George as at 30 September 2006, and assume that as at 30 September 2006:

- the Offer was completed and $250 million of CPS are issued; and
- CPS are classified as $245 million of borrowings ($250 million gross proceeds net of $5 million total issue costs) in the consolidated balance sheet of St.George.

The pro-forma balance sheet and capital adequacy position are unaudited and have been prepared according to AIFRS.

4.7.1 Consolidated pro-forma balance sheet

The following table sets out the consolidated pro-forma balance sheet based on St.George's audited consolidated balance sheet as at 30 September 2006, adjusted as if the issue of CPS was completed as at that date.

$ million	Actual	Pro-forma
Assets		
Cash and liquid assets	1,081	1,326
Receivables from other financial institutions	1,182	1,182
Assets at fair value through the income statement	6,192	6,192
Derivative assets	1,093	1,093
Available for sale investments	1,541	1,541
Loans and other receivables	81,516	81,516
Bank acceptances of customers	11,908	11,908
Property, plant and equipment	334	334
Intangible assets	1,291	1,291
Deferred tax assets	193	193
Other assets	671	671
Total assets	**107,002**	**107,247**

$ million	Actual	Pro-forma
Liabilities		
Deposits and other borrowings	54,633	54,633
Payables due to other financial institutions	401	401
Liabilities at fair value through the income statement	390	390
Derivative liabilities	1,190	1,190
Bank acceptances	7,287	7,287
Provision for dividends	3	3
Current tax liabilities	160	160
Deferred tax liabilities	172	172
Other provisions	125	125
Bonds and notes	34,593	34,838
Loan capital	2,032	2,032
Bills payable and other liabilities	673	673
Total liabilities	**101,659**	**101,904**
Net assets	**5,343**	**5,343**
Shareholders' equity		
Ordinary Shares	3,868	3,868
SPS	148	148
SAINTS	345	345
General reserve	15	15
Reserves	151	151
Retained profits	798	798
Shareholders' equity attributable to members of St.George	**5,325**	**5,325**
Equity attributable to minority interests	18	18
Total shareholders' equity	**5,343**	**5,343**

4.7.2 Consolidated pro-forma capital adequacy position

The following table sets out the consolidated pro-forma capital adequacy position based on St.George's audited consolidated balance sheet as at 30 September 2006, adjusted as if the issue of CPS was completed as at that date.

Consolidated pro-forma capital adequacy position - 30 September 2006

$ million	Actual	Pro-forma
Tier 1 Capital		
Share capital	3,868	3,868
General reserve	15	15
Borrowers' and depositors' redemption reserve	2	2
CPS[1]	-	245
SAINTS	345	345
Perpetual notes	34	34
SPS	148	148
DCS	335	335
Minority interests	(16)	(16)
Other reserves	2	2
Equity compensation reserve	29	29
Retained profits	798	798
Less: expected dividend[2]	(344)	(344)
Less: capitalised expenses[3]	(295)	(295)
Less: goodwill and other APRA deductions	(1,513)	(1,513)
Add: AIFRS APRA transition adjustments[4]	261	261
Total Tier 1 Capital	**3,669**	**3,914**

$ million	Actual	Pro-forma
Tier 2 Capital		
Asset revaluations	28	28
Subordinated debt	1,835	1,835
General reserve for credit losses/collective provision	265	265
Add: AIFRS APRA adjustments[4]	7	7
Total Tier 2 Capital	**2,135**	**2,135**
Deductions from capital		
Investments in non-consolidated entities net of goodwill and Tier 1 Capital deductions	27	27
Other	1	1
Total deductions from capital	**28**	**28**
Total qualifying capital	**5,776**	**6,021**
Risk weighted assets	**52,982**	**52,982**
Risk weighted capital adequacy ratios		
Tier 1	6.9%	7.4%
Tier 2	4.0%	4.0%
Deductions	(0.1%)	(0.1%)
Total Capital Ratio	**10.8%**	**11.3%**

4. Overview of St.George continued

$ million	Actual	Pro-forma
Adjusted common equity		
Tier 1 Capital	3,669	3,914
Less: CPS	-	245
Less: SAINTS	345	345
Less: perpetual notes	34	34
Less: SPS	148	148
Less: DCS	335	335
Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27
Less: capitalised software[5]	131	131
Adjusted common equity	**2,649**	**2,649**
Adjusted common equity ratio	5.0%	5.0%

Notes:

1 Net proceeds of $245 million from the CPS issue: $250 million gross proceeds less $5 million in issue costs.

2 Net of estimated reinvestment under the dividend reinvestment plan.

3 From 1 July 2006 also includes capitalised software costs.

4 AIFRS transitional relief adjustments approved by APRA that apply until 31 December 2007.

5 Excludes APRA AIFRS transition relief for capitalised software expenses.

6 The capital position has been prepared in accordance with APRA AIFRS requirements.

4.8 CREDIT RATINGS

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's, Moody's and Fitch Ratings. Those ratings which are current at the date of this Prospectus and are relevant to the Offer are as follows:

Ratings	CPS - Issue Credit Rating	St.George - long-term credit rating
Standard & Poor's	BBB+	A+
Moody's	A3	A1
Fitch Ratings	A-	A+

The provisional CPS ratings by Standard & Poor's, Moody's and Fitch Ratings were issued on 20 October 2006, 26 October 2006 and 23 October 2006, respectively. These ratings are provisional and Standard & Poor's, Moody's and Fitch Ratings have indicated that they will be assigned to CPS on issue subject to no material changes occurring to the transaction structure or documentation.

St.George's long-term credit ratings were issued by Standard & Poor's on 30 January 2006 (last reaffirmed on 9 August 2006), by Moody's on 18 May 2006 (last reaffirmed on 30 August 2006) and by Fitch Ratings in January 2001 (last reaffirmed on 5 April 2006).

These credit rating references are current but may be revised or withdrawn by the relevant credit rating agency at any time. These credit rating references are not a recommendation by the relevant credit rating agency to apply for the CPS offered under this Prospectus. None of Standard & Poor's, Moody's and Fitch Ratings have consented to the use of their credit rating references in this Prospectus.

4.8.1 Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's are generally considered in capital markets to be investment grade. CPS have been assigned a 'BBB+' rating by Standard & Poor's and are therefore investment grade. An Issue Credit Rating of 'BBB+' describes an issue that exhibits adequate protection parameters.

Issues rated 'Baa3' or higher by Moody's are generally considered in capital markets to be investment grade. CPS have been assigned an 'A3' rating by Moody's and are therefore investment grade. An Issue Credit Rating of 'A3' offers strong financial security.

Issues rated 'BBB-' or higher by Fitch Ratings are generally considered in capital markets to be investment grade. CPS have been assigned an 'A-' rating by Fitch Ratings and are therefore investment grade. An Issue Credit Rating of 'A-' describes an issue that exhibits strong protection parameters.

4.8.2 St.George's long-term credit rating

A long-term credit rating is a current opinion of an obligor's overall financial capacity to pay its financial obligations (its creditworthiness).

Standard & Poor's

St.George's current long-term credit rating from Standard & Poor's is 'A+' (Outlook Stable). An obligation rated 'A+' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Moody's
Moody's long-term credit rating for St.George is 'A1' (Outlook Stable). Issuers rated 'A1' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Moody's applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

Fitch Ratings
St.George's long-term credit rating from Fitch Ratings is 'A+' (Outlook Stable). Issuers rated 'A+' offer a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit rating above is 'Outlook Stable' which indicates that the rating is not likely to change.

4.8.3 No consent for inclusion of credit ratings
Standard & Poor's, Moody's and Fitch Ratings have not consented to their ratings being included in this Prospectus and accordingly those rating agencies are not liable under section 729 of the Corporations Act for the ratings attributed to them in this Prospectus.

St.George has obtained ASIC relief for the inclusion of these ratings - see Section 7.10.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS).

As at the date of this Prospectus, St.George has not approached any other rating agency for a rating of CPS.

Credit ratings are subject to revision or withdrawal at any time.

Risks

This Section describes the potential risks associated with an investment in CPS.

It is divided into risks that are specific to CPS and risks associated with St.George and the banking industry generally.

Before applying for CPS, you should consider whether CPS are a suitable investment for you. There are risks associated with investing in CPS and in St.George, many of which are outside the control of St.George and its Directors. These risks include those in this Section and other matters referred to in this Prospectus.



5. Risks

5.1 RISKS ASSOCIATED WITH INVESTING IN CPS

5.1.1 Dividends may not be paid

The payment of Dividends is subject to the Payment Tests and because of this there is a risk that Dividends may not be paid. These Payment Tests include the Directors determining a Dividend to be payable and St.George having sufficient profits available to pay the Dividend. If one or more of the Payment Tests are not satisfied, a Dividend may not be paid in full or at all.

Dividends are non-cumulative, and therefore if a Dividend is not paid Holders will have no right to receive that Dividend at a later time. St.George may subsequently pay a Dividend that is not paid in full or not paid at all, by declaring an Optional Dividend (subject to APRA giving its approval) - see Section 2.4.9.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities (including SPS, SAINTS and DCS) or Junior Ranking Capital Securities (including Ordinary Shares) or make any return of capital on any Junior Ranking Capital Securities without the approval of a special resolution of Holders, unless (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months or makes a pro rata payment on CPS and Equal Ranking Capital Securities - see Section 2.4.10.

St.George may also be subject to similar 'payment test' constraints on the payment of dividends or returns of capital on certain Tier 1 Capital securities if a dividend or other distribution has not been paid on other securities that St.George has on issue which contain similar provisions to the dividend stopper in the Terms of Issue. If such a constraint applies, St.George may not be able to pay Dividends without the approval of the holders of those other securities.

5.1.2 Financial market conditions

The market price of CPS may fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors that may affect St.George's financial performance and position. It is possible that CPS may trade at a market price below $100 each (Face Value).

The market price of CPS may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of CPS.

The Ordinary Shares held as a result of any conversion of CPS will, after conversion, rank equally with existing Ordinary Shares. Accordingly, the value of any Ordinary Shares received on Exchange will depend on the market price of Ordinary Shares after the Exchange Date.

5.1.3 Liquidity

The market for CPS may be less liquid than the market for Ordinary Shares.

Holders who wish to sell their CPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CPS.

5.1.4 Changes in Dividend Rate

The Dividend Rate is calculated for each Dividend Period by reference to the Bank Bill Swap Rate, which is influenced by a number of factors and varies over time. The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate.

The range for the Bank Bill Swap Rate over the last 20 years is set out in the chart below.

As the Dividend Rate fluctuates, there is a risk that it may become less attractive when compared to the rates of return available on comparable securities issued by St.George or other entities.

Bank Bill Swap Rate (% per annum)


20
15
10
5
0
%
NOV 86
NOV 90
NOV 94
NOV 98
NOV 02
NOV 06

5.1.5 Dividends may not be fully franked
St.George expects Dividends to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If the Australian corporate tax rate that applies to St.George's franking account differs from the Tax Rate on a Dividend Payment Date, then the Dividend will be adjusted downwards or upwards accordingly. If a Dividend is unfranked or partially franked, then the Dividend will be increased to fully compensate for the unfranked component.

If a Dividend is unfranked or partially franked and St.George does not increase the Dividend, then St.George will be restricted by the dividend stopper in payment of dividends and distributions of capital on Equal Ranking Capital Securities and Junior Ranking Capital Securities - see Section 2.4.11.

5.1.6 Exchange by St.George is subject to certain events occurring
Exchange **may** occur after a Tax Event or Regulatory Event and **must** occur after an Acquisition Event - see Section 2.6.3. However, the options St.George has in these events are subject in all cases to APRA giving its approval. The choice of conversion is also subject to the level of the Ordinary Share price on the second Business Day before the proposed date of dispatch of the Exchange Notice. If the VWAP on that date (adjusted for the Conversion Discount) is less than 60% of the Issue Share Price, St.George **must not** choose conversion.

Both the method of Exchange that is chosen by St.George and whether APRA gives its approval, may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash on Exchange. This may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time of Exchange.

5.1.7 Mandatory Conversion may not occur
CPS are designed to convert to Ordinary Shares on 20 August 2012. However, there is a risk that the Ordinary Share price falls to such an extent after the issue of CPS that either of the Mandatory Conversion Conditions are not satisfied for Mandatory Conversion to occur on 20 August 2012. Mandatory Conversion would then occur on the next Dividend Payment Date on which both of the Mandatory Conversion Conditions are satisfied. However, there remains a risk that the Ordinary Share price does not return to levels that would cause Mandatory Conversion to occur.

In the case of Mandatory Conversion not occurring on a possible Mandatory Conversion Date, Dividends will continue to be paid on CPS - subject to the Payment Tests.

For more information on Mandatory Conversion - see clause 3.1 of the Terms of Issue.

For a chart showing the Ordinary Share price over the past five years - see Section 2.5.3.

5.1.8 Fluctuation in Ordinary Share price
The market price of Ordinary Shares will fluctuate due to various factors, including investor perceptions, domestic and worldwide economics and factors that affect St.George's financial performance and position.

The number of Ordinary Shares issued on Mandatory Conversion or conversion (after a Tax Event, Regulatory Event or Acquisition Event) will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately before the Mandatory Conversion Date or the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated through the VWAP during the 20 Business Days immediately before the Exchange Date.

5.1.9 Exchange may affect Ordinary Shareholding Limit
Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued Ordinary Shares (Ordinary Shareholding Limit). In accordance with sub-article 11(5) of the Constitution, a Holder's CPS may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of CPS held by that Holder will result in a person exceeding the Ordinary Shareholding Limit. A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of CPS, if converted into Ordinary Shares, would not place them in breach of the Ordinary Shareholding Limit.

5.1.10 Ranking
The payment of Dividends and cash redemption proceeds on CPS is not guaranteed by St.George or any other member of the Group.

In the event of a winding up of St.George, and CPS have not been Exchanged, Holders will be entitled to be paid the Liquidation Sum for each CPS. This is an amount for each CPS for its Face Value, and any Dividend declared and unpaid at the commencement of the winding up of St.George. The claim for the Liquidation Sum ranks ahead of Ordinary Shares and effectively equal with Equal Ranking Capital Securities (including SPS, SAINTS and DCS), but is subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

St.George reserves the right in the future to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind CPS, whether in respect of dividends (whether cumulative or not), a return of capital on winding up of St.George, or otherwise.

5.1.11 Credit ratings
One or more independent credit rating agencies have assigned ratings to CPS and St.George. There is a risk that the credit ratings of CPS and St.George could be reviewed, withdrawn or downgraded, which may impact the market price and liquidity of CPS.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including CPS) and are subject to revision or withdrawal at any time.

The credit ratings may not reflect the potential impact of all risks related to the structure under which CPS are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of CPS or St.George's financial performance or position.

5.1.12 Regulatory classification
APRA has provided confirmation that CPS qualify for Tier 1 Capital treatment under current prudential standards at the date of this Prospectus. However, if APRA subsequently determines that CPS do not or will not qualify for Tier 1 Capital treatment, St.George may decide that a Regulatory Event has occurred. This will allow Exchange of all (but not some only) of CPS on issue (subject to APRA giving its approval). For the risks attaching to St.George's exercise of discretion on Exchange after certain specified events - see Section 5.1.6.

On 31 May 2006, APRA issued its revised prudential standards on Tier 1 Capital instruments to reflect its approach to the adoption of AIFRS, after two earlier discussion papers released in August 2005 and April 2006. The revised standards reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and Non-innovative Residual Tier 1 Capital) of 25% of net Tier 1 Capital. CPS are Non-innovative Residual Tier 1 Capital under the revised standards. The new limits will apply from 1 January 2008, with some transitional relief being available until January 2010 (subject to agreement with APRA). Under the Terms of Issue, St.George may initiate Exchange on the occurrence of a Regulatory Event. The definition of Regulatory Event includes where the Directors determine that CPS will not be included in Tier 1 Capital.

5.1.13 Australian taxation consequences
A general outline of the taxation consequences of investing in CPS for certain potential investors who are Australian residents for tax purposes is set out in the Tax Letter in Section 6. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor. Accordingly, potential investors should seek independent advice concerning their own individual tax position. If a change is made to the Australian tax system and that change leads to a more than insignificant increase in St.George's costs in relation to CPS being on issue or franking credits not being available to Holders, St.George is entitled to Exchange - see Sections 2.6.3 and 2.6.5.

5.1.14 Future issue of securities by St.George
St.George and other members of the Group may in future issue securities that:

- rank for dividends or payments of capital (including the winding up of St.George or another member of the Group) equally with, behind or ahead of CPS;
- have the same or different dividend, interest or distribution rates as CPS; or
- have the same or different terms and conditions as CPS.

An investment in CPS carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Group.

No prediction can be made to the effect (if any) such future issue of securities by an entity in the Group may have on the market price or liquidity of CPS.

5.2 RISKS ASSOCIATED WITH ST.GEORGE AND THE BANKING INDUSTRY GENERALLY

5.2.1 General business
The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

- **Credit risk**
  This involves a debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange;
- **Liquidity risk**
  St.George may be unable to meet its financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions;
- **Market risk**
  Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability. Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George; and

- **Operational risk**
  The daily operations of St.George may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 48 and 49 of St.George's 2005 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, liquidity risk, market risk and operational risk.

5.2.2 Changes in economic conditions

The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans which could reduce St.George's loan receivables and net interest income.

Global economic factors and geopolitical instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

5.2.3 Changes in investment markets

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

5.2.4 Changes in regulatory and legal environment

St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required (among other things) to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of Basel II. Under these changes, which are expected to become operational from 1 January 2008, capital adequacy ratios for regulatory purposes may be measured in a different way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have an effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the banking industry may also have a material adverse effect on St.George.

In addition to regulatory and taxation consequences associated with CPS, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- taxation laws; and
- prudential regulatory requirements, particularly those administered by APRA.

5.2.5 Changes in government policy

St.George may be affected by changes in government policy or legislation applying to companies in the banking industry. For example, a proposed change to taxation treatment of any of St.George's subsidiary companies may impact the after tax earnings of St.George.

5.2.6 Competition in the banking industry

The banking industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

5.2.7 Changes in technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

5.2.8 Operations

St.George's profitability is subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

The summary of risks in this Section is not exhaustive and you should read this Prospectus in full and consult your financial adviser or other professional adviser before deciding whether to invest in CPS.

Tax Letter

If you are considering applying for CPS, it is important that you understand the taxation consequences of investing in CPS.

You should read the information set out in this Section before deciding whether to invest and discuss the taxation consequences with your tax adviser.



6. Tax Letter

Greenwoods
& Freehills

16 November 2006

Our ref EC:RM:39C
Direct phone 61 2 9225 5965
Direct fax 61 2 9225 5921
Email ernest.chang@gf.com.au
Matter no 67727
Doc no Greenwoods\003745171

The Directors
St.George Bank Limited
182 George Street
SYDNEY NSW 2000

Dear Directors

Australian tax consequences of investing in St.George Bank Limited Converting Preference Shares ("CPS")

We have been instructed by St.George Bank Limited ("**St.George**") to prepare a tax summary for inclusion in the Prospectus dated 16 November 2006 in relation to the issue of CPS.

Accordingly, this letter provides a summary of the Australian income tax and capital gains tax ("**CGT**") consequences for Australian resident investors ("**Holders**") who acquire the CPS on capital account. Tax considerations which may arise for investors who are in the business of share trading, dealing in securities or otherwise hold CPS on revenue account have not been considered in this summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of the Prospectus. It is necessarily general in nature and is not intended to be definitive advice to the Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the Australian Taxation Office ("**ATO**") for confirmation of certain tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of the Prospectus and the definitions of the Terms of Issue.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au
Offices in SYDNEY MELBOURNE Greenwoods & Freehills Pty Limited ABN 60 003 146 852

1 Tax on Dividends

The ATO has confirmed to St.George in a private binding ruling that each CPS is properly classified for tax purposes as an equity interest in St.George rather than a debt interest.

It is expected that St.George will only pay fully franked Dividends on CPS to the extent of the available franking credits in St.George's franking account. Accordingly, all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends, unless a Holder is not a "qualified person" (refer section 2 below).

Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided they are "qualified persons" (refer section 2 below).

To the extent that the tax offset attributable to the franking credits on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess tax offset may be refunded to the Holder. Excess franking credits cannot be carried forward to a later income year.

Holders which are companies or non-complying superannuation entities are not entitled to refunds of tax offsets. Holders which are companies will be entitled to a credit in their franking account equal to the amount of franking credits on Dividends.

2 Qualification for franking credits

Certain imputation measures contained in the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a "qualified person" in relation to the dividend.

A shareholder is a "qualified person" if it satisfies the holding period and related payment rules.

In terms of the holding period rule, a Holder must have held CPS "at risk" for a continuous period of at least 90 days (excluding the day of disposal) within a period beginning on the day after the date on which the Holder acquired CPS and ending on the 90th day after the date on which the CPS became ex Dividend.

A Holder would be "at risk" in relation to CPS provided that it does not enter into any arrangements which could result in materially reduced risks of loss or opportunities for gain in relation to CPS. In calculating the holding period, any days where the Holder has materially diminished its risk of loss or opportunity for gain in relation to CPS are excluded. A Holder is taken to have materially diminished risk if the Holder's net position in relation to CPS is such that the Holder has less than 30% of the risks and opportunities associated with CPS.

Under the "related payments rule", a Holder who is obliged to make a "related payment" (essentially a payment passing the benefit of the Dividend) in respect of a Dividend must hold the CPS "at risk" for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after CPS became ex Dividend.

Alternatively, a Holder is automatically taken to be a qualified person in relation to dividends paid on shares if the total amount of the tax offsets in respect of all

franked distributions to which the Holder would be entitled in an income year is $5,000 or less. This is referred to as the "small shareholder rule". However, a Holder will not be a "qualified person" by virtue of the "small shareholder rule" if related payments have been made, or will be made in respect of the dividend or a distribution attributable to the dividend.

Although certain changes to the tax law have affected the applicability of these rules, the Commonwealth Government has indicated in a press release dated 27 September 2002 that it intends to amend the law to ensure these rules continue to apply without substantive change.

3 CGT consequences on disposal of CPS

3.1 Sale of CPS

A capital gain or capital loss may arise on a sale of CPS.

To the extent that the capital proceeds received by a Holder on the sale of CPS exceed the cost base, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss would arise on a sale of CPS equal to the amount by which the sale proceeds are less than the reduced cost base.

The cost base or reduced cost base of CPS respectively should include the amount paid to acquire CPS (when issued by St.George) as well as any incidental costs (e.g. broker fees) associated with the acquisition and disposal of CPS.

If CPS has been owned for at least 12 months prior to the sale, a Holder (other than a company) may be entitled to receive the CGT discount treatment in respect of any gain arising on disposal of CPS. The discount percentage is applied to the amount of the capital gain after offsetting any current year or carried forward capital losses. The discount percentages are 50%, 50% and 33⅓% for Holders who are individuals, trusts and complying superannuation entities respectively.

Holders who dispose of CPS within 12 months of acquiring them or who dispose of CPS under an agreement entered into within 12 months of acquiring them will not receive the CGT discount treatment.

Companies are not entitled to obtain the CGT discount treatment in respect of any gain arising on disposal of CPS.

3.2 Redemption or cancellation of CPS

St.George may elect to redeem or cancel CPS on giving an appropriate Exchange Notice. For each CPS that is being redeemed or cancelled, an amount equal to the Face Value will be paid by St.George in cash on the relevant Exchange Date.

The redemption or cancellation proceeds should not be treated as a dividend to the extent to which the proceeds paid by St.George are debited against an amount standing to the credit of St.George's share capital account, provided that St.George gives the Holder a notice specifying the amount paid up on each CPS to be redeemed or cancelled.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than its share capital account, that amount will be an assessable dividend in the hands of a Holder.

Redemption or cancellation of CPS will constitute a disposal of the preference shares for CGT purposes. Accordingly, a Holder may also derive a capital gain or

a capital loss on such disposal to the extent to which the proceeds are greater than the cost base or are less than the reduced cost base of the CPS respectively.

The cost base (or reduced cost base) of CPS for these purposes would include the amount paid by a Holder to acquire CPS plus the incidental costs associated with the acquisition and redemption or cancellation of CPS.

The amount of the capital gain resulting from a redemption or cancellation of CPS would be reduced (but not below nil) to the extent that the whole or part of the proceeds is treated as a dividend (refer comments above). A Holder (other than a company) may be entitled to the CGT discount treatment in respect of any remaining capital gain, after reduction by any part of the proceeds which is treated as a dividend, in the same manner as discussed above in section 3.1.

3.3 Buy-back of CPS

St.George may choose to buy back CPS by giving an appropriate Exchange Notice.

For tax purposes, such an event would give rise to income tax and CGT consequences for Holders similar to those described in relation to the redemption or cancellation of CPS. However, depending on the particulars of the buy back at that time and how much of the proceeds are debited to St.George's share capital account, the calculation of the capital gain or capital loss arising may be different.

3.4 Conversion of CPS

On the Mandatory Conversion Date or if St.George issues an Exchange Notice and elects the conversion mechanism, each CPS will convert into one fully paid Ordinary Share. The conversion of CPS is expressed to not constitute a redemption or cancellation of the CPS being converted, or an issue, allotment or creation of a new share (other than the additional Ordinary Shares issued - refer section 4). Instead, the conversion involves changing the rights attached to CPS.

In Taxation Ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share. Accordingly, the conversion of CPS to Ordinary Shares should not result in either a full or partial disposal of CPS by Holders for CGT purposes.

4 Additional Ordinary Shares

Following the conversion of CPS into Ordinary Shares, either by Mandatory Conversion or if St.George issues an Exchange Notice and elects the conversion mechanism, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the Conversion Number formula that is set out in clause 3.5 of the Terms of Issue.

The issue of the additional Ordinary Shares to a Holder should not be taken to be an assessable dividend in the hands of the Holder.

The additional Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of an additional Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original CPS across the original CPS and all of the additional Ordinary Shares issued on conversion.

Further, for CGT purposes, the additional Ordinary Shares should be taken to have been acquired by a Holder at the time the original CPS to which the additional Ordinary Shares relate, were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the additional Ordinary Shares and the CPS that has been converted into one Ordinary Share) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in section 3.1 in the context of a sale of CPS, applies equally here.

5 Pay-as-you-go withholding tax

Holders may, if they choose, notify St.George of their TFN, ABN or a relevant exemption.

In the event that St.George is not so notified, tax will be automatically deducted at the highest marginal tax rate (including medicare levy) from the gross cash Dividends to the extent that Dividends are not franked. As of 1 July 2006, the highest marginal tax rate is 46.5%.

St.George is required to withhol d such tax until such time as the relevant TFN, ABN or exemption notification is given to it. Holders will be able to claim a tax credit/rebate (as applicable) in respect of any tax withheld on the Dividends in their income tax returns.

6 Disclaimer

This advice does not purport to give advice to any specific Holder, as each Holder's tax position will depend on their own particular circumstances. Holders should seek their own professional tax advice regarding their individual circumstances.

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this opinion are not licensed to provide financial product advice in relation to dealing in securities. Potential investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any investment decision. Potential investors should also note that tax consequences are only one of the matters that may need to be considered.

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

Additional information

You should be aware of a number of other matters that may not have been addressed in detail elsewhere in this Prospectus .

These include rights attaching to Ordinary Shares that may be issued on conversion of CPS, a summary of the Offer Management Agreement, the consents of experts whose statements have been included in this Prospectus, the disclosure of interests of the Directors and the waivers that regulators have granted to St.George in respect of the Offer.



7. Additional information

7.1 TERMS OF ISSUE

The rights attaching to CPS will be governed by the Constitution, and the Terms of Issue set out in Appendix A.

7.2 RIGHTS ATTACHING TO ORDINARY SHARES

All of the Ordinary Shares issued on conversion will rank equally in all respects with Ordinary Shares then on issue. The main rights attaching to Ordinary Shares are to:

- vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;
- receive dividends declared from time to time on the shares they hold (subject to the rights of holders of shares carrying preferred rights);
- receive information required to be distributed under the Corporations Act and the ASX Listing Rules (e.g. annual reports); and
- participate in a surplus of assets or profits on a winding up of St.George on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

7.2.1 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid (if any) on any share held by that person. As all CPS issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

7.2.2 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George. In addition, the *Financial Sector (Shareholdings) Act 1998* (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend their ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

7.3 SUMMARY OF OFFER MANAGEMENT AGREEMENT

St.George entered into the Offer Management Agreement with the Joint Lead Managers on 8 November 2006. Under the Offer Management Agreement, St.George has appointed UBS as Structuring Adviser and the Joint Lead Managers as joint lead managers to the Offer. The Joint Lead Managers have agreed under the Offer Management Agreement to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are Allocated CPS. The Joint Lead Managers may appoint Co-Managers to the Offer with the approval of St.George.

7.3.1 Fees

Under the Offer Management Agreement:

- UBS is entitled to a fee of 0.25% of the gross proceeds of the Offer for its role as Structuring Adviser;
- the Joint Lead Managers are entitled to receive a fee of 0.50% of the gross proceeds of the Offer, to be divided equally between them; and
- the Joint Lead Managers are entitled to receive a retail selling fee of 1.00% of the retail allocation proceeds (being the number of securities allocated to the Joint Lead Managers (and any Co-Managers or Participating Brokers they appoint) pursuant to the Bookbuild offer for distribution to retail clients multiplied by the application price).

The Joint Lead Managers are responsible for any commissions and fees due to any Co-Managers or Participating Brokers appointed by them.

However, no fee is payable to any Joint Lead Manager if it terminates its obligations under the Offer Management Agreement or if St.George cancels or withdraws the Offer and terminates the Offer Management Agreement.

St.George must pay or reimburse the Joint Lead Managers for the costs of and incidental to the Offer up to a total of $50,000.

7.3.2 Representations, warranties and undertakings by St.George

St.George gives various representations and warranties in the Offer Management Agreement that are customary for agreements of this type. In addition, St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Joint Lead Managers, allot, or announce an allotment or issue of, any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 Capital status or Tier 2 Capital status, or any securities convertible into CPS or any of the above, for a period of 60 days after the lodgement of this Prospectus, other than issues under the Offer, or an employee share or option plan, bonus plan, top up plan, dividend reinvestment plan or under the terms of securities or financial products on issue on the date of the Offer Management Agreement.

7.3.3 Termination

Each of the Joint Lead Managers may terminate its obligations under the Offer Management Agreement on the occurrence of a number of customary termination events. These include:

- market changes and material adverse changes affecting St.George;
- ASIC issuing stop orders;
- any person (other than the Joint Lead Manager in question) withdrawing their consent to be named in this Prospectus;
- St.George withdrawing this Prospectus or the Offer; or
- trading of St.George securities being suspended or materially limited.

If this occurs, the Joint Lead Manager in question will no longer be a Joint Lead Manager and will be relieved of its obligations under the Offer Management Agreement.

In certain circumstances, each of the Joint Lead Managers may not terminate unless, in its reasonable opinion, the event:

- has or is likely to have a material adverse effect on:
  - the success or settlement of the Offer; or
  - where the event occurs after completion of the Bookbuild, the performance of the secondary market trading of CPS within the first month of trading after their quotation; or
- would give rise to a material liability of the Joint Lead Manager under any law, regulation, treaty or administrative action.

St.George has agreed to indemnify the Joint Lead Managers and parties affiliated with them against claims, demands, damages, losses, costs, expenses (including legal expenses), imposts (including tax) and liabilities in connection with the Offer, and certain other things related to the Offer, other than where these result from the fraud, recklessness, wilful misconduct, negligence or breach of the Offer Management Agreement by that indemnified party, other than to the extent the breach is caused or contributed to by St.George or certain parties affiliated with it.

7.4 OFFER RESTRICTIONS

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). CPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person, except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

By submitting an Application Form, each Applicant will be deemed to have:

- acknowledged that CPS have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and
- represented, warranted and agreed as follows:
  - they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  - they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person any CPS they acquire:
    - pursuant to the Offer; or
    - other than pursuant to the Offer (excluding CPS purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any CPS.

Until 40 days after the commencement of the Offer, any offer or sale of CPS in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

No action has been taken in any jurisdiction outside Australia to permit the Offer in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with CPS in that jurisdiction.

7.5 CONSENTS

Each Director has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the paragraphs below;
- has not authorised or caused the issue of the Prospectus;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus, other than the reference to its name and the statements or letter included in this Prospectus with the consent of that Consenting Party;
- has given and not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- in the case of Greenwoods & Freehills Pty Limited, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the Tax Letter in the form and context in which it appears in Section 6; and
- in the case of Computershare Investor Services Pty Limited, has given and, as at the date hereof, has not withdrawn, its written consent to be named as share registrar in the form and context in which it is named. Computershare Investor Services Pty Limited has had

no involvement in the preparation of any part of the Prospectus other than being named as share registrar to St.George. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus.

Role	Consenting Parties
Joint Lead Managers	Goldman Sachs JBWere Pty Ltd and UBS AG, Australia Branch
Co-Managers	Bell Potter Securities Limited, Goldman Sachs JBWere Pty Ltd, Ord Minnett Limited, St.George Bank Limited and UBS Wealth Management Australia Limited
Legal adviser	Allens Arthur Robinson
Auditor	KPMG
Tax adviser	Greenwoods & Freehills Pty Limited
Registry	Computershare Investor Services Pty Limited

7.6 INTERESTS OF ADVISERS

Goldman Sachs JBWere Pty Ltd has acted as Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 7.3.

UBS has acted as Structuring Adviser, Joint Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 7.3.

Allens Arthur Robinson has acted as legal adviser to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $225,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges.

KPMG has acted as auditor to St.George and has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $85,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Greenwoods & Freehills Pty Limited has acted as tax adviser in relation to the Offer and prepared the Tax Letter included in Section 6. St.George estimates that it will pay approximately $60,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges.

Bell Potter Securities Limited, Goldman Sachs JBWere Pty Ltd, Ord Minnett Limited, St.George Bank Limited and UBS Wealth Management Australia Limited are acting as Co-Managers to the Offer. The Joint Lead Managers will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (exclusive of GST) of the Face Value of all CPS Allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Joint Lead Managers to the Offer;
- nor any financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons for services provided in connection with the formation or promotion of St.George or the Offer.

7.7 EXPENSES OF THE OFFER

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of this Prospectus, estimated to be approximately $5 million and will be paid by St.George.

7.8 DIRECTORS' INTERESTS

Except as set out below, no Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

The relevant interests of each Director in the share capital of St.George as at 10 November 2006 are as follows:

Directors' interests

Director	Ordinary Shares	SAINTS	Awards	Options granted over Ordinary Shares
J S Curtis[1]	22,541	318	-	-
T J Davis	17,165	-	-	-
R A F England	2,601	-	-	-
P D R Isherwood	27,948	263	-	-
G P Kelly	1,164,400	208	74,346	375,000
L B Nicholls	7,315	-	-	-
G J Reaney	48,863	-	-	-
J M Thame	150,216	-	-	-

Note:

1 J S Curtis holds an interest in 15,000 instalment warrants in Ordinary Shares.

7.9 ASX WAIVERS

ASX has granted a waiver from ASX Listing Rule 6.9 to permit each Holder to have the same voting rights as Ordinary Shareholders in the circumstances prescribed by ASX Listing Rule 6.3 as if before the relevant meeting, each CPS had been converted into Ordinary Shares in accordance with the Terms of Issue.

ASX has also granted a waiver from ASX Listing Rule 10.11 to permit the Directors and their associates collectively to be issued with up to 0.2% of the total CPS issued.

Finally, ASX has confirmed that:

- the Terms of Issue are appropriate and equitable for the purposes of ASX Listing Rule 6.1;
- the terms of the APRA constraints on the payment of a Dividend do not mean that the Holders are not entitled to a preferential dividend for the purposes of ASX Listing Rule 6.5 and do not amount to a removal of a right to a dividend for the purposes of ASX Listing Rule 6.10;
- St.George's obligation to convert the CPS on the Mandatory Conversion Date and St.George's right to redeem, buy back, cancel or convert the CPS on the occurrence of a Tax Event or Regulatory Event (or obligation in the case of an Acquisition Event) does not constitute a divestment for the purposes of ASX Listing Rule 6.12;
- for the purposes of ASX Listing Rule 7.1.4, ASX does not object to conversion rate of CPS to Ordinary Shares being calculated based on the market price of Ordinary Shares at the time of allotment of the CPS; and
- it is satisfied with the proposed timetable and that the timetable complies with the ASX Listing Rules.

7.10 ASIC RELIEF

ASIC relief has been obtained in respect of the operation of section 716(2) of the Corporations Act to permit the inclusion in this Prospectus of any credit rating of St.George and CPS announced by Standard & Poor's, Moody's and Fitch Ratings without the consent of those rating agencies.

Glossary

The following is a glossary of terms used in this Prospectus. There is also a list of defined terms in clause 9 of the Terms of Issue.

Defined terms in this glossary and in clause 9 of the Terms of Issue are used throughout this Prospectus and the Application Form.



8. Glossary

ABN	Australian Business Number.
Acquisition Event	occurs when: o a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or o the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue. For the full definition - see clause 9 of the Terms of Issue.
AGAAP	the generally accepted accounting principles applicable in Australia before the introduction of AIFRS.
AIFRS	the Australian equivalents to International Financial Reporting Standards.
Allocation	the number of CPS allotted to Successful Applicants. **Allocate** and **Allocated** have corresponding meanings.
Allotment Date	the date on which CPS are issued - expected to be on or about 19 December 2006.
Applicant	a person who submits a valid Application Form.
Application	the lodgement of an Application Form in accordance with this Prospectus.
Application Form	each of the application forms attached to, or accompanying, this Prospectus on which an Application may be made, being: o the Securityholder Application Form supplied by St.George; and o the Broker Firm Application Form attached to this Prospectus.
Application Payment	the monies payable on Application, calculated as the number of CPS applied for multiplied by the Face Value.
APRA	Australian Prudential Regulation Authority.
ASIC	Australian Securities and Investments Commission.
ASTC Settlement Rules	the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited, as amended from time to time.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the stock market conducted by Australian Stock Exchange Limited, as the context requires.
ASX Listing Rules	the listing rules of ASX, with any modifications or waivers in their application to St.George which ASX may grant.
ATO	Australian Taxation Office.
Bank Bill Swap Rate	the average mid rate for 90 day bank bills (expressed as a percentage per annum) which is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Dividend Period.
Bookbuild	the process described in Section 3.8.1 to determine the Margin.
Broker Firm Allocation	the number of CPS allotted to Successful Applicants under the Broker Firm Offer.
Broker Firm Applicant	an Australian resident retail client of a Co-Manager or Participating Broker who applies for a Broker Firm Allocation from a Co-Manager or Participating Broker.
Broker Firm Application Form	the application form in the back of this Prospectus and any electronic application form made available by a Co-Manager or Participating Broker for Broker Firm Applicants to apply for CPS.
Broker Firm Offer	the offer to Australian resident retail clients of Co-Managers and Participating Brokers who may apply for CPS through a Co-Manager or Participating Broker.
Business Day	a business day as defined in the ASX Listing Rules.
Buy-Back Agreement	an agreement under which St.George buys back CPS in the form in the schedule to the Terms of Issue.

Capital Securities	shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group. **Capital Security** has the corresponding meaning.
CHESS	the Clearing House Electronic Subregister System.
Closing Date	the last day on which Applications will be accepted, expected to be: o 5.00pm on 11 December 2006 for the Securityholder Offer; and o 10.00am on 18 December 2006 for the Broker Firm Offer.
Co-Manager	each of Bell Potter Securities Limited (ABN 25 006 390 772, AFSL No. 243480) Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897, AFSL No. 243346), Ord Minnett Limited (ABN 86 002 733 048, AFSL No. 237121), St.George Bank Limited (ABN 92 055 513 070, AFSL No. 234708) and UBS Wealth Management Australia Limited (ABN 50 005 311 937, AFSL No. 231127).
Constitution	the constitution of St.George.
Conversion Discount	1.0%.
Conversion Number	the formula used to determine the number of Ordinary Shares to be issued if CPS are converted into Ordinary Shares under clause 3.5 of the Terms of Issue.
Corporations Act	the *Corporations Act 2001* (Cth).
CPS	non-cumulative unsecured converting preference shares in the capital of St.George to be issued under this Prospectus.
DCS	Depositary Capital Securities, being the Series A Capital Securities issued by St.George Funding Company, LLC.
Directors	some or all of the directors of St.George.
Distributable Profits	the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.
Dividend	a dividend on CPS as defined in clause 2.1, as adjusted by clause 2.2, of the Terms of Issue.
Dividend Payment Date	20 February 2007 and after that each 20 May, 20 August, 20 November and 20 February until CPS are Exchanged.
Dividend Period	a period from (and including) either the Allotment Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date.
Dividend Rate	the dividend rate on CPS calculated using the formula in Section 2.4.2.
Eligible Securityholder	a registered Ordinary Shareholder, SPS Holder or SAINTS Holder as at 7.00pm on 1 November 2006 who is shown on the register to have an address in Australia.
Equal Ranking Capital Security	means in the case of: o a dividend or distribution in respect of the Capital Security, a Capital Security (including SPS, SAINTS and DCS) which ranks for payment of the dividend or distribution equally with CPS; and o redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including SPS, SAINTS and DCS) which ranks equally with CPS for a return of capital if St.George is wound up.
Exchange	the conversion, redemption, buy-back or cancellation of CPS under clause 3 of the Terms of Issue. **Exchanged** has the corresponding meaning.
Exchange Date	means in the case of: o Mandatory Conversion, the Mandatory Conversion Date; or o an Exchange Notice under clause 3.2(a) or 3.2(b) of the Terms of Issue, the date determined in accordance with clause 3.2(f) of the Terms of Issue.
Exposure Period	the seven day period after the Original Prospectus was lodged with ASIC.
Face Value	the face value of CPS, being $100 per CPS.
First Test	the first Mandatory Conversion Condition as described in Section 2.5.3 and as defined in clause 3.1(c)(i) of the Terms of Issue.

Fitch Ratings	Fitch Australia Pty Limited (ABN 93 081 339 184).
Goldman Sachs JBWere Pty Ltd	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897).
Group	St.George and its controlled entities.
HIN	Holder Identification Number (for CPS held on the CHESS subregister).
Holder	a holder of CPS.
Holding Statement	a statement issued to Holders by the Registry which sets out details of their Allocation.
Institutional Investor	an institution to whom the Offer may be made without disclosure to investors pursuant to sections 708(8), 708(10) or 708(11) of the Corporations Act.
Institutional Offer	the offer made to certain Institutional Investors to bid for CPS through the Bookbuild.
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program.
Issue Share Price	the VWAP during the 20 Business Days on which trading in Ordinary Shares takes place immediately preceding, but not including, the Allotment Date.
Joint Lead Managers	Goldman Sachs JBWere Pty Ltd and UBS.
Junior Ranking Capital Security	means in the case of: o a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS; and o redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind CPS for a return of capital if St.George is wound up.
Level 1 and Level 2	those terms as defined by APRA from time to time.
Level 1 Distributable Profits	has the meaning given in clause 9 of the Terms of Issue.
Level 2 Distributable Profits	has the meaning given in clause 9 of the Terms of Issue.
Liquidation Sum	the amount Holders are entitled to receive on a winding up of St.George before any return of capital is made on any Junior Ranking Capital Securities, which is the sum of the amount of any Dividend declared but unpaid and the Face Value. For the full definition - see clause 4.4 of the Terms of Issue.
Mandatory Conversion	the requirement for St.George to convert all CPS on issue at the Mandatory Conversion Date into Ordinary Shares.
Mandatory Conversion Conditions	o on the 25th Business Day before the relevant date, the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 60% of the Issue Share Price; and o during the 20 Business Days before the relevant date, the VWAP of Ordinary Shares (adjusted for the Conversion Discount) must be at least 50% of the Issue Share Price. For the full definition - see clause 3.1(c) of the Terms of Issue.
Mandatory Conversion Date	the earlier of 20 August 2012 and the first Dividend Payment Date after 20 August 2012 on which both of the Mandatory Conversion Conditions are satisfied.
Margin	the margin which was determined under the Bookbuild, and is 1.20% per annum.
Maximum Conversion Number	calculated by dividing the Face Value of $100 per CPS by 50% of the Issue Share Price.
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657).
Non-innovative Residual Tier 1 Capital	the non-innovative residual tier 1 capital of the Group as defined by APRA.
Offer	the offer of CPS under this Prospectus for $100 each to raise up to $250 million, with the ability to accept oversubscriptions for a further $75 million.

8. Glossary continued

Offer Management Agreement	the agreement dated 8 November 2006 between St.George and the Joint Lead Managers as described in Section 7.3.
Offer Period	the period commencing on the Opening Date and ending on the Closing Date.
Opening Date	the opening date of the Offer which is 16 November 2006.
Optional Dividend	an optional dividend on CPS, as defined in clause 2.9(d) of the Terms of Issue.
Ordinary Share	a fully paid ordinary share in St.George.
Ordinary Shareholder	the holder of an Ordinary Share.
Ordinary Shareholding Limit	the restriction of shareholdings in St.George by people (together with their associates) to 10% of the issued Ordinary Shares under Articles 10, 11 and 12 of the Constitution.
Original Prospectus	the prospectus relating to the Offer which was lodged with ASIC on 8 November 2006 and which this Prospectus replaces.
Participating Broker	any participating organisation of ASX selected by the Joint Lead Managers to participate in the Broker Firm Offer (not including a Co-Manager).
Payment Tests	payment tests to which the payment of a Dividend are subject, summarised as: o the Directors declaring a Dividend to be payable; o St.George having sufficient profits available to pay the Dividend; o St.George being able to pay the Dividend without St.George or the Group (on a Level 2 basis) breaching APRA's capital adequacy guidelines; o the amount of the Dividend not exceeding St.George's Distributable Profits; and o in the case of an Optional Dividend, APRA giving its prior written approval. For the full definition - see clause 2.3 of the Terms of Issue.
Prospectus	the prospectus for the Offer, including the Terms of Issue.
PRYMES	the reset preference shares issued by St.George under the terms of the prospectus dated 19 January 2001.
Record Date	means for the payment of: o a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and o an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Regulatory Event	broadly, occurs when St.George receives professional advice that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or that St.George will not be entitled to treat all CPS as eligible Tier 1 Capital. For the full definition - see clause 9 of the Terms of Issue.
Reporting Year	means for a Dividend Payment Date, the 12 month period ending 30 September or 31 March immediately preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.
Residual Tier 1 Capital	the residual tier 1 capital of the Group as defined by APRA.
St.George	St.George Bank Limited (ABN 92 055 513 070).
SAINTS	the non-cumulative redeemable and convertible preference shares issued by St.George under the prospectus dated 12 July 2004.
SAINTS Holder	a holder of SAINTS.
Second Test	the second Mandatory Conversion Condition as described in Section 2.5.3 and as defined in clause 3.1(c)(ii) of the Terms of Issue.

Securityholder Application Form	the application form made available for Eligible Securityholders on request.
Securityholder Offer	the invitation to Eligible Securityholders to apply for CPS under this Prospectus.
Settlement Date	the date on which settlement occurs - expected to be 18 December 2006.
SPS	the non-cumulative unsecured preference shares issued by St.George under the prospectus dated 8 June 2006.
SPS Holder	a holder of SPS.
SRN	Securityholder Reference Number (for CPS held on the issuer sponsored subregister).
Structuring Adviser	UBS.
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ACN 007 324 852).
Successful Applicant	an Applicant whose Application is accepted by St.George, whether in full or in part.
Tax Event	broadly, occurs when St.George receives professional advice that, as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date, there is a more than insubstantial risk that St.George would be exposed to more than an insignificant increase in its costs in relation to CPS being on issue or CPS will not be treated as equity interests for taxation purposes or franking credits may not be available to Holders. For the full definition - see clause 9 of the Terms of Issue.
Tax Letter	the letter provided by Greenwoods & Freehills Pty Limited in Section 6.
Tax Rate	the Australian corporate tax rate applicable to St.George's franking account on the Allotment Date (expressed as a decimal).
Terms of Issue	the terms of issue for CPS included in Appendix A.
TFN	Tax File Number.
Tier 1 Capital	the tier 1 capital of the Group as defined by APRA.
Tier 1 Capital Ratio	at any time, the ratio so prescribed by APRA.
Tier 2 Capital	the tier 2 capital of the Group as defined by APRA.
Total Capital Ratio	at any time, the ratio so prescribed by APRA.
UBS	UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087).
Upper Tier 2 Capital	the upper tier 2 capital of the Group as defined by APRA.
US	the United States of America.
US Person	has the meaning found in Regulation S of the US Securities Act.
US Securities Act	the US Securities Act of 1933.
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period or on the relevant days, as defined in clause 9 of the Terms of Issue and subject to any adjustments under clause 3.6 of the Terms of Issue.

Terms of Issue

CONTENTS



Appendix A — Terms of Issue

1 FORM, FACE VALUE AND ISSUE PRICE

1.1 Form

CPS are non-cumulative unsecured converting preference shares in the capital of St.George. CPS are issued by St.George under Article 6B of the Constitution and on the terms set out in these Terms of Issue.

1.2 Face Value and issue price

Each CPS will be issued by St.George as fully paid at an issue price of $100 (**Face Value**). The Face Value must be paid in full on application.

2 DIVIDENDS

2.1 Dividend calculation

Subject to these Terms of Issue, the Holder on the relevant Record Date of each CPS is entitled to receive on each relevant Dividend Payment Date a dividend (***Dividend***) *calculated* using the following formula:

$$\text{Dividend} = \frac{\textbf{Dividend Rate} \times \text{Face Value} \times \text{N}}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

Dividend Rate =
(Bank Bill Swap Rate + Margin) x (1 - **Tax Rate)**

where:

Bank Bill Swap Rate (expressed as a percentage per annum) means, for each Dividend Period, the Bank Bill Swap Rate applying on the first Business Day of each Dividend Period;

Margin (expressed as a percentage per annum) means the rate determined under the Bookbuild; and

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable on the Allotment Date, which will be taken to be 0.30; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustment

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (**Ti**) differs from the Tax Rate, the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \textbf{Dividend}_1 \times \frac{(1 - \text{Ti})}{(1 - \text{Tax Rate})}$$

where:

Dividend$_1$ (expressed as a dollars and cents amount) is the amount calculated under clause 2.1; and

Ti (expressed as a decimal) is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \frac{\textbf{D}}{1 - \textbf{(Ti} \times \textbf{(1 - Franking Rate))}}$$

where:

D (expressed as a dollars and cents amount) is the Dividend calculated under clause 2.2(a) or 2.1 where there has been no application of clause 2.2(a);

Ti (expressed as a decimal) has the same meaning as in clause 2.2(a); and

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that part) applicable to the Dividend.

2.3 Payment of Dividend and Optional Dividend

(a) The payment of a Dividend and any Optional Dividend is subject to:

(i) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(ii) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(iii) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the Group (as the case may be) at the time, unless APRA otherwise gives its prior written approval;

(iv) the amount of the Dividend or Optional Dividend not exceeding Distributable Profits, unless APRA otherwise gives its prior written approval; and

(v) in the case of an Optional Dividend, APRA giving its prior written approval.

(b) Without limiting clause 2.3(a), the Directors will not declare a Dividend or Optional Dividend to be payable if, in their opinion, making the payment would result in St.George becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Dividends and Optional Dividends shall be paid by cheque, direct credit, or such other means as authorised by the Directors.

2.4 Non-cumulative Dividends

Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 2.3 or because of any applicable law, St.George has no liability to pay such Dividend and, notwithstanding St.George's sole discretion (subject to APRA's prior written approval) to pay an Optional Dividend under clause 2.9(d), the Holder has no claim (including, without limitation, on the winding up of St.George) in respect of such non-payment. Non-payment of a Dividend because of the provisions

of clause 2.3, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Dividends or Optional Dividends, and the Holder has no claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

2.5 Rounding of Dividend calculations
All calculations of Dividends will be rounded to four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of CPS, any fraction of a cent will be disregarded.

2.6 Dividend Payment Dates
Subject to this clause 2, Dividends are payable in arrears on each Dividend Payment Date.

2.7 Record Dates
A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend.

An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of the Optional Dividend.

2.8 Withholding obligations
St.George will be entitled to deduct from any Dividend or Optional Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction is made and the amount of the deduction accounted for by St.George to the relevant revenue authority and the balance of the amount payable is paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment.

2.9 Restrictions in case of non-payment (dividend stopper)
If, for any reason, a Dividend has not been declared or a Dividend that has been declared has not been paid in full within 20 Business Days after the relevant Dividend Payment Date, St.George must not without approval of a Special Resolution:

(a) declare or pay a dividend or make or cause a member of the Group to make any distribution on any Equal Ranking Capital Securities or Junior Ranking Capital Securities (other than to permit the declaration and payment of dividends or distributions paid or payable to a member of the Group or under clause 2.9(e)); or

(b) redeem, reduce capital on, cancel or acquire for any consideration any Junior Ranking Capital Securities (excluding redemptions of, reductions of capital on, cancellations of or acquisitions of Junior Ranking Capital Securities held by a member of the Group),

unless:

(c) four consecutive Dividends scheduled to be paid on CPS, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;

(d) an **Optional Dividend** has been paid to the Holders equal to the aggregate amount of any unpaid Dividends which were scheduled to be paid in the 12 months before the date of payment of the Optional Dividend;

(e) there is a payment in respect of the dividend, distribution, redemption, reduction of capital, cancellation or acquisition made pro rata on CPS and on Equal Ranking Capital Securities ranking equally with CPS in respect of those payments; or

(f) all CPS have been Exchanged.

3 EXCHANGE

3.1 Mandatory Conversion

(a) On the Mandatory Conversion Date, St.George must convert all CPS on issue at that date into Ordinary Shares under clauses 3.4 and 3.5.

(b) The **Mandatory Conversion Date** will be the earlier of:

  (i) 20 August 2012; and

  (ii) the first Dividend Payment Date after 20 August 2012,

  (each a **Relevant Date**) on which both the Mandatory Conversion Conditions are satisfied.

(c) The **Mandatory Conversion Conditions** are:

  (i) no announcement to ASX has been made in respect of the Relevant Date by St.George under clause 3.1(d); and

  (ii) the Conversion Number calculated under clause 3.5(a) on the Relevant Date is less than the Maximum Conversion Number.

(d) If the Test Conversion Number calculated under clause 3.5(a) on the 25th Business Day before the Relevant Date is greater than 83.33% of the Maximum Conversion Number, St.George will make an announcement to ASX between the 25th and the 20th Business Day before the Relevant Date notifying Holders that Mandatory Conversion will not proceed on the Relevant Date.

(e) The **Test Conversion Number** means the Conversion Number calculated under clause 3.5(a) using the Test Reference Period and assuming that the Relevant Date is the Mandatory Conversion Date.

3.2 Exchange by St.George

(a) St.George may serve an Exchange Notice after a Tax Event or Regulatory Event in respect of all (but not some only) of CPS on issue.

(b) St.George must serve an Exchange Notice, no later than the latest to occur of the following two events:

  (i) five Business Days after APRA has given its written approval to the application of any of the mechanisms in clause 3.2(c); and

(ii) six months after the occurrence of an Acquisition Event,

in respect of all (but not some only) of CPS on issue.

(c) If St.George serves an Exchange Notice, St.George must include in that notice which, or which combination, of the following it intends to do in respect of CPS the subject of the notice:

(i) convert CPS into Ordinary Shares under clauses 3.4 and 3.5; or

(ii) do any of the following:

(A) redeem CPS under clause 3.13;

(B) buy back CPS under the terms of the Buy-Back Agreement under clause 3.14; or

(C) cancel CPS under clause 3.15,

in each case for Face Value on the relevant Exchange Date.

(d) St.George may only apply the mechanisms in clause 3.2(c) if APRA has given its prior written approval to such mechanisms being applied.

(e) St.George may only apply the mechanism in clause 3.2(c)(i) if the Conversion Number calculated under clause 3.5(a) on the second Business Day before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice is not greater than 83.33% of the Maximum Conversion Number.

(f) If St.George serves an Exchange Notice under clause 3.2(a) or 3.2(b), the **Exchange Date** is the 20th Business Day after (but not including) the date on which the Exchange Notice was served by St.George unless St.George determines an earlier or later Exchange Date as notified in the Exchange Notice having regard to the best interests of the Holders (collectively) and the relevant event.

(g) If required by St.George, where St.George is entitled to Exchange any CPS under these Terms of Issue, the Holder must:

(i) vote in favour (subject to compliance with the law and to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution;

(ii) provide all documentation and execute any authorisation or power necessary; and

(iii) take all other action necessary or desirable,

to effect the Exchange of those CPS.

3.3 Exchange Notices are irrevocable

An Exchange Notice given by St.George under clause 3.2(a) or 3.2(b) is irrevocable and may include any other information that St.George considers necessary to effect the Exchange in an orderly manner.

3.4 Meaning of conversion

Each CPS, on any conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Exchange Date. At that time:

(a) all other rights and restrictions conferred on CPS under these Terms of Issue will no longer have any effect (except for any rights relating to a Dividend payable on or before the Exchange Date and any rights to any allotment of additional Ordinary Shares issued on conversion under clause 3.5, which will subsist); and

(b) each CPS on conversion will rank equally with all other Ordinary Shares then on issue and St.George will issue a statement that the holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a CPS under this clause 3.4 and any allotment of additional Ordinary Shares under clause 3.5 is, for the purposes of these Terms of Issue, together termed 'conversion'. Conversion does not constitute redemption, buy-back or cancellation of a CPS or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 3.5).

3.5 Conversion and issue of Ordinary Shares

(a) On Mandatory Conversion or if St.George issues an Exchange Notice under clause 3.2(a) or 3.2(b) and chooses conversion as the mechanism of Exchange under clause 3.2(c)(i), then on the Exchange Date:

(i) each CPS being converted will convert into one fully paid Ordinary Share; and

(ii) each Holder will be allotted an additional number of fully paid Ordinary Shares for each CPS that is being converted equal to one less than the Conversion Number, where the Conversion Number means the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Conversion Number} = \frac{\text{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period:

where:

Reference Period means for the purpose of calculating the Conversion Number:

(A) for the Test Conversion Number under clauses 3.1(d) and 3.1(e), the 25th Business Day on which trading in the Ordinary Shares took place before the Relevant Date (**Test Reference Period**);

(B) to determine whether St.George may elect conversion in an Exchange Notice under clause 3.2(e), the second Business Day before the proposed date of commencement of dispatch by St.George of the relevant Exchange Notice; and

(C) for Mandatory Conversion under clause 3.1(a), to test the Mandatory Conversion Condition under clause 3.1(c)(ii) or for conversion under clause 3.2(c)(i) the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Mandatory Conversion Date or the relevant Exchange Date; and

Conversion Discount (expressed as a decimal) means 0.01.

(b) Whenever conversion is elected by St.George as a mechanism of Exchange under clause 3.2(c)(i) after a Tax Event, Regulatory Event or Acquisition Event, and where the Conversion Number is greater than the Maximum Conversion Number, the Conversion Number will be equal to the Maximum Conversion Number.

(c) The **Maximum Conversion Number** is equal to, subject to any adjustments under clauses 3.7 to 3.11, the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Face Value}}{0.5 \times \textbf{VWAP}}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period:

where:

Reference Period means the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Allotment Date.

(d) St.George will make an announcement to ASX to notify Holders of the Maximum Conversion Number within a reasonable period after the Allotment Date.

(e) Where the total number of Ordinary Shares that a Holder is entitled to in respect of the total number of CPS being converted at that time includes a fraction, that fraction will be disregarded.

3.6 Adjustments to VWAP

For the purposes of calculating VWAP in clause 3.5(a):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and CPS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount **(Cum Value)** equal to in the case of:

(i) a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) an entitlement that is not a dividend or other distribution under clause 3.6(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and CPS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Directors as they consider appropriate. Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.7 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 3.7(b) and 3.7(c), if St.George makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to Ordinary Shareholders generally, the Maximum Conversion Number will be adjusted immediately under the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if **A** exceeds **P**.

(c) Clause 3.7(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or dividend reinvestment plan.

(d) For the purpose of this clause 3.7, an issue will be regarded as a pro rata issue notwithstanding that St.George does not make offers to some or all Ordinary Shareholders with registered addresses outside Australia, provided that in so doing St.George is not in contravention of the ASX Listing Rules.

3.8 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 3.8(b), if St.George undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately using the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Maximum Conversion Number respectively applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if **P** exceeds **A**.

3.9 Adjustment to Maximum Conversion Number for return of capital

If St.George makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted under the following formula:

$$CN = CNo \times \frac{P}{P - C}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Directors as representing the value of an Ordinary Share cum the return of capital); and

C means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between **P** and **C** is greater than zero).

3.10 Other adjustments to Maximum Conversion Number

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by the Directors as they consider appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted under the ASX Listing Rules). Any adjustment made by the Directors will constitute an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

3.11 Directors' sole discretion regarding adjustments to Maximum Conversion Number

Despite the provisions of clauses 3.7 to 3.10, where:

(a) the effect of any of the adjustment provisions set out in clauses 3.7 to 3.10 is not, in the reasonable opinion of the Directors, appropriate in any particular

circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to St.George that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of the Directors, such occurrence would affect the relative values of CPS and the Ordinary Shares, the Directors may (subject to APRA's prior written approval):

(c) make such alterations to the Face Value and the Maximum Conversion Number as they reasonably consider appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Holders to participate in such event based on the number of Ordinary Shares to which those Holders would have been entitled if their CPS had been converted on a date nominated by the Directors to maintain the relativity.

3.12 Restrictions on certain conversions under the Constitution

Under sub-article 11(5) of the Constitution, a Holder's CPS may not be converted into Ordinary Shares and no additional Ordinary Shares may be allotted or issued if in the Directors' opinion the conversion of the CPS held by that Holder would result in a person contravening sub-article 11(1) of the Constitution.

3.13 Redemption of CPS

If St.George determines to redeem CPS and gives an Exchange Notice to the Holders notifying that their CPS are to be redeemed under clause 3.2(c)(ii), on the relevant Exchange Date St.George shall redeem every CPS which St.George has elected to redeem and identified in the Exchange Notice. For each CPS that is being redeemed, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.14 Buy-back of CPS

(a) Each Holder agrees with St.George on terms as set out in the Buy-Back Agreement that, upon St.George determining to buy back CPS (which it is able to do at its sole option) and giving an Exchange Notice to the Holders notifying that their CPS are to be bought back under clause 3.2(c)(ii), those Holders will be deemed to have sold to St.George the CPS which St.George has elected to buy back and identified in the Exchange Notice on the terms of the Buy-Back Agreement.

(b) The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

    (i) St.George giving an Exchange Notice to each Holder that it has determined to buy back the CPS identified in the Exchange Notice; and

    (ii) St.George obtaining all consents (if any) to the buy-back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

(c) On the relevant Exchange Date, St.George shall buy back every CPS which St.George has elected to buy back and identified in the Exchange Notice under the terms of the Buy-Back Agreement. For each CPS that is being bought back, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

3.15 Cancellation of CPS

If St.George:

(a) determines to cancel CPS under clause 3.2(c)(ii);

(b) obtains all consents (if any) to the cancellation of CPS which are required to be obtained from St.George's shareholders or any regulatory authority or other person under and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted; and

(c) gives an Exchange Notice to the Holders notifying that their CPS are to be cancelled,

on the relevant Exchange Date, St.George shall cancel every CPS which St.George has elected to cancel and identified in the Exchange Notice. For each CPS that is being cancelled, an amount equal to the Face Value will be paid by St.George to the relevant Holders in cash on the relevant Exchange Date.

4 GENERAL RIGHTS ATTACHING TO CPS

4.1 Ranking

CPS rank equally among themselves and are unsecured and subordinated to all depositors and creditors of St.George. CPS are not deposit liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

CPS rank equally with all other Equal Ranking Capital Securities in respect of the payment of Dividends which have been declared and in respect of the payment of dividends or other distributions which have been declared or are payable on all other Equal Ranking Capital Securities. CPS rank equally with Equal Ranking Capital Securities in respect of a redemption of, return of capital on, cancellation of or acquisition of CPS and payment of declared but unpaid Dividends on a winding up of St.George.

St.George reserves the right to issue further CPS, or other preference shares (whether redeemable or not) or Capital Securities which rank ahead of, equally with or behind CPS, whether in respect of dividends (whether cumulative or not), return of capital on a winding up of St.George or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing CPS.

4.2 Preferential dividend

Until conversion, CPS rank ahead of Junior Ranking Capital Securities for the payment of dividends.

4.3 No set off

Any amount due to a Holder in respect of CPS may not be set off against any claims by St.George on the Holder.

4.4 Return of capital

Until conversion, if there is a return of capital on a winding up of St.George, Holders will be entitled to receive out of the assets of St.George available for distribution to holders of shares, in respect of each CPS held, a cash payment (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend declared but unpaid; and

(b) the Face Value,

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind CPS.

CPS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

4.5 Shortfall on winding up of St.George

If, upon a return of capital on a winding up of St.George, there are insufficient funds to pay in full the amounts referred to in clause 4.4 and the amounts payable in respect of any other shares in St.George ranking as to such distribution equally with CPS on a winding up of St.George, Holders and the holders of any such other shares will share in any distribution of assets of St.George in proportion to the amounts to which they respectively are entitled.

4.6 No participation in surplus assets

CPS do not confer on their Holders any further right to participate in the surplus assets of St.George on a winding up of St.George beyond payment of the Liquidation Sum.

4.7 Participation in new issues

Until CPS are converted, they will confer no rights to subscribe for new securities in St.George or to participate in any bonus issues of securities in St.George, unless (and then only to the extent) the Directors determine otherwise under clause 3.11.

5 VOTING RIGHTS

Holders have the same rights as holders of Ordinary Shares to receive accounts, reports and notices of general meetings of St.George and to attend any general meeting of St.George. Holders will not, however, be entitled to speak or vote at any general meeting of St.George except in each of the following circumstances:

(a) on a proposal:
  (i) to reduce the share capital of St.George;
  (ii) that affects rights attached to CPS;
  (iii) to wind up St.George; or
  (iv) for the disposal of the whole of the property, business and undertaking of St.George;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend has been declared but has not been paid within 20 Business Days after the relevant Dividend Payment Date;

(d) during the winding up of St.George; or

(e) in any other circumstances in which the ASX Listing Rules require the Holders to be entitled to vote.

In each case, Holders shall have the same right to vote as Ordinary Shareholders (as if immediately before the meeting CPS had converted into the number of Ordinary Shares provided for in clauses 3.4 and 3.5(a) as limited by the Maximum Conversion Number (if applicable) and as if the record date is the deadline for receipt of instruments of proxy under Article 68 of the Constitution for the relevant meeting and the Reference Period is the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including that record date).

6 QUOTATION

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary to apply, at its own expense, for quotation of CPS on ASX and of all converted CPS and additional Ordinary Shares issued under clause 3.5(a) on each of the stock exchanges on which the other Ordinary Shares are quoted on the date of conversion.

7 AMENDMENTS TO THESE TERMS OF ISSUE

Subject to complying with all applicable laws and with APRA's prior written approval, St.George may without the authority, assent or approval of Holders amend or add to these Terms of Issue if such amendment or addition is, in the opinion of St.George:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which St.George proposes from time to time to seek quotation of CPS;

(d) convenient for the purpose of obtaining or maintaining the quotation of CPS; or

(e) effected under clause 3.6(c), 3.10 or 3.11,

and is not likely (taken as a whole and in conjunction with all other modifications (if any) to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

8 GOVERNING LAW

The Terms of Issue are governed by the laws of New South Wales, Australia.

9 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue, and the Constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) Unless otherwise specified, the Directors may exercise all powers of St.George under these Terms of Issue that are not, by the Corporations Act or by the Constitution, required to be exercised by St.George in general meeting.

(c) A reference to $, dollars or cents in these Terms of Issue is a reference to Australian currency. A reference to time in these Terms of Issue is a reference to Sydney, New South Wales, Australia time.

(d) Notices may be given by St.George to a Holder in the manner prescribed by the Constitution for the giving of notices to members of St.George and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(e) Unless otherwise specified, a reference to a clause is a reference to a clause of these Terms of Issue.

(f) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(g) Calculations, elections and determinations made by St.George under these Terms of Issue are binding on Holders in the absence of manifest error.

(h) Definitions and interpretation under the Constitution will also apply to these Terms of Issue subject to clause 9(a).

(i) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to St.George only if St.George is an entity or the holding company of an entity subject to regulation and supervision by APRA at the relevant time.

(j) The terms 'takeover bid', 'relevant interest' and 'arrangement' when used in these Terms of Issue have the meaning given in the Corporations Act.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Terms of Issue must occur on a stipulated day which is not a Business Day, then the stipulated day for that event will be taken to be the next Business Day.

(m) Any provisions in these Terms of Issue requiring the prior written approval by APRA for a particular course of action to be taken by St.George do not imply that APRA has given its consent or approval to the particular action as of the Allotment Date.

(n) The following boldened words and expressions shall have the following meanings:

Acquisition Event occurs when:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:
   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
   (ii) the Directors issue a statement recommending acceptance of the offer; or

(b) the Directors issue a statement recommending a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

Allotment Date means the date on which CPS are issued, which is expected to be on or about 19 December 2006.

APRA means the Australian Prudential Regulation Authority or any authority succeeding to its powers and functions.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX from time to time with any modifications or waivers in their application to St.George, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Swap Rate (expressed as a percentage per annum) means for each Dividend Period, the rate calculated as the average mid rate for bills of a term of 90 days which average rate is displayed on the Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am on that date, the rate specified in good faith by St.George at or around that time on that date having regard, to the extent possible, to:

(a) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time.

Bookbuild means the process conducted by St.George or its agents before the opening of the Offer whereby certain institutional investors and brokers lodge bids for CPS and, on the basis of those bids, St.George determines the Margin and announces its determination before the opening of the Offer.

Business Day means a business day as defined in the ASX Listing Rules.

Buy-Back Agreement means an agreement under which St.George buys back CPS in the form in the schedule to these Terms of Issue.

Capital Securities means shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group. **Capital Security** has the corresponding meaning.

Constitution means the constitution of St.George as amended from time to time.

Conversion Discount has the meaning given in clause 3.5(a)(ii).

Conversion Number has the meaning given in clause 3.5(a)(ii).

Corporations Act means the *Corporations Act 2001* (Cth).

CPS has the meaning given in clause 1.1.

Cum Value has the meaning given in clause 3.6(a).

Depositary Capital Securities means the Series A Capital Securities issued by St.George Funding Company, LLC.

Directors means some or all of the directors of St.George.

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given in clause 2.1 as adjusted by clause 2.2.

Dividend Payment Date means 20 February 2007 and thereafter each 20 May, 20 August, 20 November and 20 February, until CPS are Exchanged, in which case the Exchange Date will constitute a Dividend Payment Date, whether or not a Dividend is, or is able to be, paid on that date.

Dividend Period means the period from (and including) either the Allotment Date or the preceding Dividend Payment Date (whichever is the later) to (but not including) the relevant Dividend Payment Date.

Dividend Rate has the meaning given in clause 2.1.

Equal Ranking Capital Security means:
(a) in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including SPS, SAINTS and Depositary Capital Securities) which ranks for payment of the dividend or distribution equally with CPS; and
(b) in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including SPS, SAINTS and Depositary Capital Securities) which ranks equally with CPS for a return of capital if St.George is wound up.

Exchange means conversion of CPS into Ordinary Shares under clause 3.5(a), or the redemption, buy-back or cancellation of CPS for their Face Value, as determined by St.George under clause 3.2(c). **Exchanged** has the corresponding meaning.

Exchange Date means in the case of:
(a) Mandatory Conversion, the Mandatory Conversion Date; or
(b) an Exchange Notice under clause 3.2(a) or 3.2(b), the meaning given in clause 3.2(f).

Exchange Notice means a notice given by St.George to a Holder under clause 3.2(a) or 3.2(b).

Face Value has the meaning given in clause 1.2.

Franking Rate has the meaning given in clause 2.2(b).

Group means St.George and its controlled entities (on a Level 2 basis).

Holder means a person whose name is for the time being registered in the Register as the holder of a CPS.

Junior Ranking Capital Security means:
(a) in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind CPS; and
(b) in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind CPS for a return of capital if St.George is wound up.

Level 1 and **Level 2** means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means the profits after tax of St.George (on a Level 1 basis) calculated before any dividend or interest payments on Capital Securities which are included in St.George's Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (as disclosed in the latest publicly available financial results for St.George) for the immediately preceding Reporting Year, less the aggregate amount of dividends or interest paid or payable by St.George on those of its Capital Securities which are included in St.George's Upper Tier 2 Capital or Tier 1 Capital (on a Level 1 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Level 2 Distributable Profits means the profits after tax of the Group (on a Level 2 basis) calculated before any dividend or interest payments on Capital Securities which are included in the Group's Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (as disclosed in the latest publicly available financial results for the Group) for the immediately preceding Reporting Year, less the aggregate amount of dividends or interest paid or payable by a member of the Group on those of the Group's Capital Securities which are included in its Upper Tier 2 Capital or Tier 1 Capital (on a Level 2 basis) (but not including dividends or interest paid or payable to a member of the Group by another member of the Group) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

Liquidation Sum has the meaning given in clause 4.4.

Mandatory Conversion means the mandatory conversion of CPS on the Mandatory Conversion Date under clause 3.1.

Mandatory Conversion Conditions has the meaning given in clause 3.1(c).

Mandatory Conversion Date has the meaning given in clause 3.1(b) and where the context requires, means a Relevant Date.

Margin has the meaning given in clause 2.1.

Maximum Conversion Number has the meaning given in clause 3.5(c).

Offer means the invitation made under the Prospectus issued by St.George for persons to subscribe for CPS.

Optional Dividend has the meaning given in clause 2.9(d).

Ordinary Share means an ordinary share in the capital of St.George.

Ordinary Shareholder means a person whose name is for the time being registered as the holder of an Ordinary Share.

Prospectus means the prospectus for the Offer including these Terms of Issue.

Record Date means, for a payment of:
(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and
(b) an Optional Dividend, the date before its payment that is determined by St.George, or such other date as may be required by ASX.

Reference Period has the meanings given in clauses 3.5(a) and 3.5(c), as applicable.

Register means the register of CPS maintained by St.George or its agent and includes any sub-register established and maintained under the Clearing House Electronic Sub-register System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Regulatory Event means:
(a) the receipt by St.George of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine at their sole discretion, to be unacceptable; or
(b) the determination by the Directors that St.George is not or will not be entitled to treat all CPS as eligible Tier 1 Capital.

Relevant Date has the meaning given in clause 3.1(b).

Reporting Year means, for a Dividend Payment Date, the 12 month period ending 30 September or 31 March last preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.

SAINTS means the $350 million non-cumulative redeemable and convertible preference shares issued by St.George on 13 August 2004.

Special Resolution means a resolution passed at a separate meeting of Holders by at least 75% of the votes validly cast by Holders in person or by proxy and entitled to vote on the resolution.

SPS means the $150 million non-cumulative unsecured preference shares issued by St.George on 20 June 2006.

St.George means St.George Bank Limited (ABN 92 055 513 070).

Tax Act means:
(a) the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be, as amended, and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and
(b) any other Act setting the rate of income tax payable and any regulation promulgated thereunder.

Tax Event means the receipt by St.George of an opinion from a reputable legal counsel or tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;
(b) any judicial decision, official administrative pronouncement, public or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) **(Administrative Action)**; or
(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the current generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,

which amendment, clarification, change or Administrative Action is issued or effective or such pronouncement or decision is announced on or after the Allotment Date, there is more than an insubstantial risk that:

(d) St.George would be exposed to more than a de minimis increase in its costs in relation to CPS as a result of increased taxes, duties or other governmental charges or civil liabilities; or
(e) CPS will not be treated as equity interests for taxation purposes or imputation benefits will be denied to Holders or franking debits will be posted to St.George's franking account as a result of the CPS being on issue or the Ordinary Shares being on issue after any conversion of CPS into Ordinary Shares.

Tax Rate has the meaning given in clause 2.1.

Terms of Issue means these terms of issue for CPS, which includes the schedule.

Test Conversion Number has the meaning given in clause 3.1(e).

Test Reference Period has the meaning given in clause 3.5(a)(ii)(A).

Tier 1 Capital means the tier 1 capital of the Group as defined by APRA.

Tier 1 Capital Ratio means at any time the ratio so prescribed by APRA.

Total Capital Ratio means at any time the ratio so prescribed by APRA.

Upper Tier 2 Capital means the upper tier 2 capital of the Group as defined by APRA.

VWAP means, subject to any adjustments under clause 3.6, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any 'crossing' transacted outside the 'Open Session State' or any 'special crossing' transacted at any time, each as defined in the ASX Market Rules, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

SCHEDULE - BUY-BACK AGREEMENT

1 Agreement

(a) This agreement is entered into between St.George and Holders and shall come into force and effect upon the happening of the last to occur of the following events:

(i) St.George giving an Exchange Notice to each of the Holders that it has determined to buy back the CPS identified in the Exchange Notice; and

(ii) St.George obtaining all consents (if any) to the Buy-Back which are required to be obtained from St.George's shareholders or any regulatory authority or other person under, and in the manner required by any applicable law or by the listing rules of any stock exchange on which CPS are quoted.

(b) The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1(a).

2 Buy-Back

Each Seller agrees to sell to the Buyer the Buy-Back Shares on the terms set out in this agreement.

3 Consideration

The Buyer will pay to each Seller in respect of each Buy-Back Share an amount equal to the Face Value of each Buy-Back Share (namely, $100).

4 Completion

The Buy-Back will be effected on the date specified in the Exchange Notice as the date for completion of the Buy-Back, which will be determined in accordance with the Terms of Issue, by the Buyer paying the amount determined under clause 3 to the Seller and the Seller delivering to the Buyer a duly executed transfer of the Buy-Back Shares.

5 Appointment of attorney

By virtue of its holding of the Buy-Back Shares, each Seller irrevocably appoints any director or officer or duly authorised attorney of St.George (each an **Attorney**) as the true and lawful attorney of the Seller to execute a transfer to the Buyer in registrable form of the Buy-Back Shares (or such other document by which title to the Buy-Back Shares may be vested in the Buyer) and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to the Buyer of the Buy-Back Shares, and agrees that in exercising this power of attorney St.George or any Attorney shall be entitled to act in the interests of St.George (or a nominee) as the Buyer of the Buy-Back Shares.

6 Definitions and interpretation

All words and expressions used in this agreement which are defined in the Terms of Issue have the same meaning in this agreement.

Buy-Back means, in relation to the CPS, the purchase of the CPS from the Holder for the time being by the Buyer pursuant to this agreement.

Buy-Back Shares means the CPS referred to in the Exchange Notice which are the subject of the Buy-Back under this agreement.

Buyer means St.George or any permitted transferee of the Buy-Back Shares nominated by St.George to be the purchaser of the Buy-Back Shares.

Exchange Notice means a notice given by St.George to Holders from time to time under clause 3.2 of the Terms of Issue.

Seller means each Holder from time to time to whom St.George gives an Exchange Notice which indicates that CPS are to be bought back by St.George.

Application Form



This page has been left blank intentionally.

Pin cheque here (do not staple)

St.George Bank Limited ABN 92 055 513 070

Broker code

Broker stamp

Adviser code

CPS offer - Broker Firm Application Form

This Application Form is for St.George Converting Preference Shares (CPS) to be issued under the Prospectus dated 16 November 2006. The Prospectus expires on 8 December 2007. If you have any questions as to how to deal with the Prospectus or this Application Form, please consult your Co-Manager, Participating Broker or other professional adviser. The Prospectus contains information relevant to a decision whether to invest in CPS and you should read the entire Prospectus carefully before deciding whether to apply for CPS.

Any supplementary or replacement prospectus that St.George issues will be accessible by the same means as the Prospectus. Under the Corporations Act, CPS may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus. You may apply for CPS on this Application Form if you are an Australian resident retail client of a Co-Manager or Participating Broker. There is a separate Securityholder Offer available to St.George Ordinary Shareholders, SPS Holders and SAINTS Holders, but no general public offer of CPS.

Capitalised words and expressions used in this Application Form have the meanings given to them in the Prospectus.

A **Number of CPS applied for (minimum of 50 CPS)**

Issue price per CPS **at A$100**

B **I/We lodge full Application Payment of**

A$.

C **Individual/joint Applications - refer to naming standards overleaf for correct forms of registrable title(s)**

Title or company name | Given name(s) | Surname

Joint Applicant 2 or account designation

Joint Applicant 3 or account designation

D **Postal address - include state and postcode**

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E **Contact details**

Contact name

Telephone number - business hours/after hours

(   )

F **CHESS participants**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any CPS issued as a result of the offer under the Prospectus will be held on the St.George issuer sponsored subregister.

PLEASE RETURN YOUR APPLICATION FORM AND APPLICATION PAYMENT TO, AND IN ACCORDANCE WITH THE INSTRUCTIONS OF, THE CO-MANAGER OR PARTICIPATING BROKER WHO OFFERED YOU AN ALLOCATION.

See overleaf for completion guidelines.

I/We declare that by lodging this Application Form, I/we represent and warrant that I/we have received the Prospectus and that this Application Form was attached to or accompanied by that Prospectus, I/we have read and understood the Prospectus to which this Application Form relates and agree to be bound by the St.George Constitution, the Terms of Issue and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby apply for such number of CPS as may be Allocated to me/us in accordance with the Prospectus and accordingly agree to take such number of CPS equal to or less than the number of CPS indicated in box **A** (which may be less than 50 CPS).

I/We hereby authorise St.George to complete and execute any documents necessary or do such other things as may be required to effect the allotment of any CPS. By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/We represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/We acknowledge that I/we am/are resident(s) of, and located in, Australia. I/We declare that I/we am/are not acting for the account or benefit of any person in the US or a US Person or any other foreign person and will not offer, sell or resell CPS in the US or to, or for the account or benefit of, any US Person.

If I/we am/are acting in a nominee, trustee or custodial capacity in completing this Application Form, I/we confirm all the representations, warranties, acknowledgements and authorisations which are required to be given in the Prospectus and this Application Form are given on behalf of the beneficial holders.

NO SIGNATURE IS REQUIRED.

Important notice

The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the Offer, unless the Application Form is attached to, or accompanies, a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time, and by the same means, give the other person access to the Prospectus, and any supplementary or replacement prospectus. A paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form will be provided to you, at no charge, upon request by contacting the **St.George InfoLine on 1800 804 457.** Applications will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus.

Lodgement of Application Form and Application Payment

You should contact the Co-Manager or Participating Broker who offered you an Allocation (NOT the Registry) for instructions on submitting your Application Form and Application Payment. Application Forms and Application Payments need to be submitted in sufficient time to enable your Co-Manager or Participating Broker to arrange settlement on your behalf by the Settlement Date, expected to be 18 December 2006.

Your Co-Manager or Participating Broker will act as your agent in providing your Application Form and Application Payment to St.George.

Privacy statement

Please refer to Section 3.7 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on the Application Form, St.George may not be able to accept or process your Application.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold CPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

If you have any enquiries concerning your Application, please contact your Co-Manager or Participating Broker. Information is also available from the St.George website at www.stgeorge.com.au.

How to complete this form

A Number of CPS applied for

Enter the number of CPS you wish to apply for. The Application must be for a minimum of 50 CPS (A$5,000). Applications for greater than 50 CPS must be for multiples of 10 CPS (A$1,000).

B Application Payment

Enter the amount of Application Payment. To calculate the amount, multiply the number of CPS applied for by the issue price (A$100) per CPS. The minimum Application amount is A$5,000.

C Applicant name(s)

Enter the full name you wish to appear on your Holding Statement. This must be either your own name or the name of a company or other type of Holder as per the table below. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title(s). Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details

Enter your contact details. These may be used to communicate other matters to you, subject to St.George's privacy statement, which is contained in Section 3.7 of the Prospectus. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participants

St.George will apply to ASX to participate in CHESS, and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Together, the two subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to Applicants in respect of CPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS allotted to you under this Application on the CHESS subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

NO SIGNATURE IS REQUIRED.

Type of investor	Correct form of registration	Incorrect form of registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trust - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estate - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnership - Use partners' personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Club/unincorporated body/business name - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation fund - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Pin cheque here (do not staple)

St.George Bank Limited ABN 92 055 513 070

Adviser code

CPS offer - Broker Firm Application Form

This Application Form is for St.George Converting Preference Shares (CPS) to be issued under the Prospectus dated 16 November 2006. The Prospectus expires on 8 December 2007. If you have any questions as to how to deal with the Prospectus or this Application Form, please consult your Co-Manager, Participating Broker or other professional adviser. The Prospectus contains information relevant to a decision whether to invest in CPS and you should read the entire Prospectus carefully before deciding whether to apply for CPS.

Any supplementary or replacement prospectus that St.George issues will be accessible by the same means as the Prospectus. Under the Corporations Act, CPS may only be issued if the issuer has reasonable grounds to believe that the Application Form was included in or accompanied by the Prospectus. You may apply for CPS on this Application Form if you are an Australian resident retail client of a Co-Manager or Participating Broker. There is a separate Securityholder Offer available to St.George Ordinary Shareholders, SPS Holders and SAINTS Holders, but no general public offer of CPS.

Capitalised words and expressions used in this Application Form have the meanings given to them in the Prospectus.

A **Number of CPS applied for (minimum of 50 CPS)**

Issue price per CPS **at A$100**

B **I/We lodge full Application Payment of**

A$.

C **Individual/joint Applications - refer to naming standards overleaf for correct forms of registrable title(s)**

Title or company name | Given name(s) | Surname

Joint Applicant 2 or account designation

Joint Applicant 3 or account designation

D **Postal address - include state and postcode**

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E **Contact details**

Contact name

Telephone number - business hours/after hours

( )

F **CHESS participants**

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN, and any CPS issued as a result of the offer under the Prospectus will be held on the St.George issuer sponsored subregister.

PLEASE RETURN YOUR APPLICATION FORM AND APPLICATION PAYMENT TO, AND IN ACCORDANCE WITH THE INSTRUCTIONS OF, THE CO-MANAGER OR PARTICIPATING BROKER WHO OFFERED YOU AN ALLOCATION.

See overleaf for completion guidelines.

I/We declare that by lodging this Application Form, I/we represent and warrant that I/we have received the Prospectus and that this Application Form was attached to or accompanied by that Prospectus, I/we have read and understood the Prospectus to which this Application Form relates and agree to be bound by the St.George Constitution, the Terms of Issue and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby apply for such number of CPS as may be Allocated to me/us in accordance with the Prospectus and accordingly agree to take such number of CPS equal to or less than the number of CPS indicated in box A (which may be less than 50 CPS).

I/We hereby authorise St.George to complete and execute any documents necessary or do such other things as may be required to effect the allotment of any CPS. By lodging this Application Form, I/we declare that this Application Form is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/We represent and warrant that by lodging this Application Form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/We acknowledge that I/we am/are resident(s) of, and located in, Australia. I/We declare that I/we am/are not acting for the account or benefit of any person in the US or a US Person or any other foreign person and will not offer, sell or resell CPS in the US or to, or for the account or benefit of, any US Person.

If I/we am/are acting in a nominee, trustee or custodial capacity in completing this Application Form, I/we confirm all the representations, warranties, acknowledgements and authorisations which are required to be given in the Prospectus and this Application Form are given on behalf of the beneficial holders.

NO SIGNATURE IS REQUIRED.

Important notice

The Corporations Act prohibits any person from passing on to another person an Application Form in relation to the Offer, unless the Application Form is attached to, or accompanies, a complete and unaltered copy of the Prospectus. A person who gives another person access to the Application Form must at the same time, and by the same means, give the other person access to the Prospectus, and any supplementary or replacement prospectus. A paper copy of the Prospectus, any supplementary or replacement prospectus and the Application Form will be provided to you, at no charge, upon request by contacting the **St.George InfoLine on 1800 804 457**. Applications will only be accepted if made on an Application Form that is attached to or accompanies the Prospectus.

Lodgement of Application Form and Application Payment

You should contact the Co-Manager or Participating Broker who offered you an Allocation (NOT the Registry) for instructions on submitting your Application Form and Application Payment. Application Forms and Application Payments need to be submitted in sufficient time to enable your Co-Manager or Participating Broker to arrange settlement on your behalf by the Settlement Date, expected to be 18 December 2006.

Your Co-Manager or Participating Broker will act as your agent in providing your Application Form and Application Payment to St.George.

Privacy statement

Please refer to Section 3.7 of the Prospectus for details about the collection, holding and use of your personal information. If you do not provide the information required on the Application Form, St.George may not be able to accept or process your Application.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold CPS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

If you have any enquiries concerning your Application, please contact your Co-Manager or Participating Broker. Information is also available from the St.George website at www.stgeorge.com.au.

How to complete this form

A Number of CPS applied for

Enter the number of CPS you wish to apply for. The Application must be for a minimum of 50 CPS (A$5,000). Applications for greater than 50 CPS must be for multiples of 10 CPS (A$1,000).

B Application Payment

Enter the amount of Application Payment. To calculate the amount, multiply the number of CPS applied for by the issue price (A$100) per CPS. The minimum Application amount is A$5,000.

C Applicant name(s)

Enter the full name you wish to appear on your Holding Statement. This must be either your own name or the name of a company or other type of Holder as per the table below. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title(s). Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details

Enter your contact details. These may be used to communicate other matters to you, subject to St.George's privacy statement, which is contained in Section 3.7 of the Prospectus. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participants

St.George will apply to ASX to participate in CHESS, and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Together, the two subregisters will make up St.George's principal register of securities. St.George will not be issuing certificates to Applicants in respect of CPS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold CPS allotted to you under this Application on the CHESS subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by St.George and allocated a Securityholder Reference Number (SRN).

NO SIGNATURE IS REQUIRED.

Type of investor	Correct form of registration	Incorrect form of registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trust - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estate - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnership - Use partners' personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Club/unincorporated body/business name - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation fund - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Corporate directory

Registered office of St.George
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au

Legal adviser
Allens Arthur Robinson
Corner Hunter and Phillip Streets
Sydney NSW 2000

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000

Tax adviser
Greenwoods & Freehills Pty Limited
Level 39, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

St.George InfoLine 1800 804 457
Monday to Friday (8.30am - 5.30pm)

Joint Lead Managers
Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Co-Managers
Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Goldman Sachs JBWere Pty Ltd
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

St.George Bank Limited
St.George House
4-16 Montgomery Street
Kogarah NSW 2217

UBS Wealth Management Australia Limited
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000


END

4-16 Montgomery Street
Kogarah NSW 2217
Telephone: (02) 9236 1111
Website: www.stgeorge.com.au
St.George InfoLine: 1800 804 457


st.george

Good with people. Good with money.